    As filed with the Securities and Exchange Commission on April 18, 2012.


                                                            File Nos. 333-178515


                                                                       811-08306


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                        Pre-Effective Amendment No. 1 [x]


                        Post-Effective Amendment No. []


                                      and


        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                               Amendment No. 281                             [x]




                        (Check Appropriate Box or Boxes)



              First MetLife Investors Variable Annuity Account One


                           (Exact Name of Registrant)




                   First MetLife Investors Insurance Company


                              (Name of Depositor)

                       200 Park Avenue, New York, NY 10166

        (Address of Depositor's Principal Executive Offices) (Zip Code)


              (Depositor's Telephone Number, including Area Code)

                                 (800) 989-3752


                    (Name and Address of Agent for Service)


                               Michael K. Farrell


                                   President

                   First MetLife Investors Insurance Company

                               c/o 10 Park Avenue

                              Morristown, NJ 07962


                                 (973) 355-4000


                                   COPIES TO:


                            Stephen E. Roth, Esquire

                        Sutherland Asbill & Brennan LLP


                          1275 Pennsylvania Avenue, NW


                           Washington, DC 20004-2415

                                 (202) 383-0158


                 Approximate Date of Proposed Public Offering:



As soon as possible after effective date of this registration statement.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.


TITLE OF SECURITIES REGISTERED


Interest in a separate account under individual flexible premium deferred variable annuity contracts

                                                  THE VARIABLE ANNUITY CONTRACT

                                                                       ISSUED BY


                                      FIRST METLIFE INVESTORS INSURANCE COMPANY



                                                                             AND



                           FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE



                                                                         CLASS O






                                                                  APRIL 30, 2012




This prospectus describes the flexible premium deferred variable annuity contract offered by First MetLife Investors Insurance Company (First MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.




               The annuity contract has 49 Investment Portfolios, listed below.






THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


AMERICAN FUNDS INSURANCE SERIES (Reg. TM)

(CLASS 2):

     American Funds Global Growth Fund
     American Funds Global Small Capitalization Fund
     American Funds Growth Fund



MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A):

     BlackRock High Yield Portfolio
     BlackRock Large Cap Core Portfolio
     Clarion Global Real Estate Portfolio
     Dreman Small Cap Value Portfolio
     Lazard Mid Cap Portfolio
     Legg Mason ClearBridge Aggressive Growth Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Mid Cap Value Portfolio
     Met/Franklin Low Duration Total Return Portfolio
     Met/Franklin Mutual Shares Portfolio
     Met/Templeton Growth Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio

     Morgan Stanley Mid Cap Growth Portfolio

     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     T. Rowe Price Large Cap Value Portfolio
     Van Kampen Comstock Portfolio



METROPOLITAN SERIES FUND:


     BlackRock Bond Income Portfolio (Class B)
     BlackRock Legacy Large Cap Growth Portfolio (Class A)
     BlackRock Money Market Portfolio (Class B)
     Davis Venture Value Portfolio (Class E)

     Jennison Growth Portfolio (Class B)

     Loomis Sayles Small Cap Growth Portfolio (Class B)
     Met/Dimensional International Small Company Portfolio (Class B) MFS (Reg. TM) Total Return Portfolio (Class B)
     MFS (Reg. TM) Value Portfolio (Class B)
     Oppenheimer Global Equity Portfolio (Class B)

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio



MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B):

     Met/Franklin Templeton Founding Strategy Portfolio

MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B):

     SSgA Growth and Income ETF Portfolio
     SSgA Growth ETF Portfolio


MET INVESTORS SERIES TRUST - GMIB MAX PORTFOLIOS (CLASS B):

     AllianceBernstein Global Dynamic Allocation Portfolio*
     AQR Global Risk Balanced Portfolio*
     BlackRock Global Tactical Strategies Portfolio*

     Invesco Balanced-Risk Allocation Portfolio*
     JPMorgan Global Active Allocation Portfolio*

     MetLife Balanced Plus Portfolio*
     Pyramis (Reg. TM) Government Income Portfolio*

     Schroders Global Multi-Asset Portfolio*



* This portfolio is only available for investment if the optional GMIB Max III rider is elected. (See "Purchase - Investment Allocation Restrictions for the GMIB Max III Rider.")


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the First MetLife Investors Variable Annuity Contract.



To learn more about the First MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated April 30, 2012. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 59 of this prospectus. For a free copy of the SAI, call us at (800) 709-2811, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.



The contracts:

o  are not bank deposits

o  are not FDIC insured

o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union

o  may be subject to loss of principal


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



April 30, 2012

TABLE OF CONTENTS                        PAGE

INDEX OF SPECIAL TERMS..................   4
HIGHLIGHTS..............................   5
FEE TABLES AND EXAMPLES.................   7
1. THE ANNUITY CONTRACT.................  14
     Market Timing......................  14
2. PURCHASE.............................  14
     Purchase Payments..................  14
     Termination for Low Account
       Value............................  15
     Allocation of Purchase Payments....  15
     Investment Allocation Restrictions
       for the GMIB Max III Rider.......  16
     Free Look..........................  17
     Accumulation Units.................  17
     Account Value......................  17
     Replacement of Contracts...........  17
3. INVESTMENT OPTIONS...................  18
     Description of the MetLife Asset
       Allocation Program...............  20
     Description of the Met/Franklin
       Templeton Founding Strategy
         Portfolio......................  21
     Description of the SSgA ETF          21
       Portfolios Transfers.............  21
     Dollar Cost Averaging Programs.....  24
     Three Month Market Entry Program...  25
     Automatic Rebalancing Program......  26
     Voting Rights......................  26
     Substitution of Investment
       Options..........................  26
4. EXPENSES.............................  26
     Product Charges....................  26
     Account Fee........................  27
     Guaranteed Minimum Income
       Benefit - Rider Charge...........  27
     Sales Charge.......................  28
     Withdrawal Charge..................  29
     Reduction or Elimination of the
       Withdrawal Charge................  33
     Premium and Other Taxes............  33
     Transfer Fee.......................  33
     Income Taxes.......................  33
     Investment Portfolio Expenses......  34
5. ANNUITY PAYMENTS
     (THE INCOME PHASE).................  34
     Annuity Date.......................  34
     Annuity Payments...................  34
     Annuity Options....................  35
     Variable Annuity Payments..........  36


     Fixed Annuity Payments.............  37
6. ACCESS TO YOUR MONEY.................  37
     Systematic Withdrawal Program......  38
     Suspension of Payments or
       Transfers........................  38
7. LIVING BENEFIT.......................  38
     Guaranteed Income Benefit..........  38
     Description of GMIB Max III........  40
8. PERFORMANCE..........................  46
9. DEATH BENEFIT........................  47
     Upon Your Death....................  47
     Standard Death Benefit - Principal
  Protection............................  47
     Optional Death Benefit - Annual
       Step-Up..........................  48
     General Death Benefit Provisions...  48
     Spousal Continuation...............  49
     Death of the Annuitant.............  49
     Controlled Payout..................  50
10. FEDERAL INCOME TAX STATUS...........  50
     Taxation of Non-Qualified
       Contracts........................  50
     Taxation of Qualified Contracts....  52
     Puerto Rico Tax Considerations.....  55
     Tax Benefits Related to the Assets
       of the Separate Account..........  55
     Possible Tax Law Changes...........  55
11. OTHER INFORMATION...................  55
     First MetLife Investors............  55
     The Separate Account...............  56
     Distributor........................  56
     Selling Firms......................  57
     Requests and Elections.............  58
     Ownership..........................  59
     Legal Proceedings..................  59
     Financial Statements...............  59
TABLE OF CONTENTS OF THE STATEMENT OF
  ADDITIONAL INFORMATION................  59
APPENDIX A.............................. A-1
     Participating Investment
       Portfolios....................... A-1
APPENDIX B.............................. B-1
     EDCA Examples with Multiple
       Purchase Payments                 B-1
APPENDIX C.............................. C-1
     GMIB Max III Examples.............. C-1
APPENDIX D.............................. D-1
     Death Benefit Examples............. D-1

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.



                                                                         PAGE
Account Value............................................................ 17
Accumulation Phase....................................................... 14
Accumulation Unit........................................................ 17
Annuitant................................................................ 59
Annuity Date............................................................. 34
Annuity Options.......................................................... 35
Annuity Payments......................................................... 34
Annuity Units............................................................ 34
Beneficiary.............................................................. 59
Business Day............................................................. 15
Contract Year............................................................ 15
Good Order............................................................... 58
Income Base.............................................................. 40
Income Phase............................................................. 14
Investment Portfolios.................................................... 18
Joint Owners............................................................. 59
Non-Qualified Contract................................................... 50
Owner.................................................................... 59
Purchase Payment......................................................... 14
Qualified Contract....................................................... 50
Separate Account......................................................... 56

HIGHLIGHTS


The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in the Investment Portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit (GMIB). We are obligated to pay all money we owe under the contracts, including death benefits, income payments, and amounts due under a GMIB. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information - The Separate Account.")


The contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, we may assess a withdrawal charge of up to 5%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.


The Income Phase occurs when you or a designated payee begin receiving regular Annuity Payments from your contract. You and the Annuitant (the person on whose life we base Annuity Payments) do not have to be the same, unless you purchase a tax qualified contract or elect the GMIB (see "Living Benefit - Guaranteed Income Benefit").


You can have Annuity Payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. If you choose fixed Annuity Payments, the amount of each payment will not change during the Income Phase.



TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")



FREE LOOK. You may cancel the contract within 10 days after receiving it. If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the Investment Portfolios. You bear the risk of any decline in Account Value. We do not refund any charges or deductions assessed during the free look period.


TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a Non-Qualified Contract during the Accumulation Phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the Income Phase are considered partly a return of your original investment until your investment is returned.


NON-NATURAL PERSONS AS OWNERS. If the Owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The Owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The Owner of this contract can also be a Beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two Owners (both of whom must be individuals). The contract is not available to corporations or other business organizations, except to the extent an employer is the purchaser of a SEP or

SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the Owner of a Non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.


NON-NATURAL PERSONS AS BENEFICIARIES. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the contract will generally eliminate the Beneficiary's ability to stretch the contract or a spousal Beneficiary's ability to continue the contract and the living and/or death benefits.



INQUIRIES. If you need more information, please contact our Annuity Service Center at:


                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 709-2811



ELECTRONIC DELIVERY. As an Owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the Investment Portfolios and other contract related documents.



Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES


THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED. NEW YORK DOES NOT CURRENTLY ASSESS PREMIUM TAXES ON PURCHASE PAYMENTS.




--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES TABLE




SALES CHARGE (Note 1)                   5%
(as a percentage of Purchase Payments)
WITHDRAWAL CHARGE (Note 2)              5%
(as a percentage of Purchase Payments)
TRANSFER FEE (Note 3)                   $25
                                        $0 (First 12 per year)




















--------------------------------------------------------------------------------


Note 1. The sales charge for each Purchase Payment is determined by multiplying the Purchase Payment by the applicable sales charge percentage (shown in the table below). The sales charge for each Purchase Payment is deducted in installments over 7 years (1/7 of the charge each year) on the contract anniversary. (See "Expenses - Sales Charge.")




      Cumulative Purchase Payments     Sales Charge Percentage
      ------------------------------   ------------------------
            Less than $50,000          5.00%
           $50,000 - 99,999.99         4.20%
          $100,000 - 249,999.99        3.50%
          $250,000 - 499,999.99        2.50%
          $500,000 - 999,999.99        2.00%
          $1,000,000 or greater        1.25%




Note 2. If an amount withdrawn is determined to include the withdrawal of prior Purchase Payments, a withdrawal charge may be assessed. Withdrawal charges decline based on your investment. (See "Expenses - Withdrawal Charge.") The combination of the sales charge and withdrawal charge deducted will not exceed the limit of 9% of Purchase Payments made to date specified in rule 6c-8 under the Investment Company Act of 1940.


Note 3. There is no charge for the first 12 transfers in a Contract Year; thereafter the fee is $25 per transfer. First MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.


--------------------------------------------------------------------------------


ACCOUNT FEE (Note 1)  $30


SEPARATE ACCOUNT ANNUAL EXPENSES (Note 2)

(referred to as Separate Account Product Charges)


(as a percentage of average Account Value in the Separate Account)





Mortality and Expense Charge                 0.70%
Administration Charge                        0.20%
                                             ----
Total Separate Account Annual Expenses       0.90%
Death Benefit Rider Charges (Optional)
(as a percentage of average Account
Value in the Separate
Account)
Optional Death Benefit - Annual Step-Up      0.20%
Total Separate Account Annual Expenses
Including Charge for Optional Death          1.10%
  Benefit


























--------------------------------------------------------------------------------


Note 1. An Account Fee of $30 is charged on the last day of each Contract Year if the Account Value is less than $50,000. Different policies apply during the Income Phase of the contract. (See "Expenses.")


Note 2. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")

ADDITIONAL OPTIONAL RIDER CHARGES (Note 1)




GUARANTEED MINIMUM INCOME BENEFIT (GMIB) RIDER
CHARGES
(as a percentage of the Income Base
  (Note 2))
  GMIB Max III -  maximum charge     1.50%
  GMIB Max III -  current charge     1.00%




















































--------------------------------------------------------------------------------


Note 1. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")



Note 2. On the issue date, the Income Base is equal to your initial Purchase Payment. The Income Base is adjusted for subsequent Purchase Payments and withdrawals. See "Living Benefit - Guaranteed Income Benefit" for a definition of the term Income Base. The GMIB Max III rider charge may increase upon an Optional Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.")

--------------------------------------------------------------------------------


THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.





                                         Minimum     Maximum
                                         ----        ----

Total Annual Portfolio Expenses          0.59%       1.34%
(expenses that are deducted from
Investment Portfolio assets, including
management fees, 12b-1/service fees,
  and other expenses)


--------------------------------------------------------------------------------

FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -


DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES


(as a percentage of the average daily net assets of an Investment Portfolio)


The following table is a summary. For more complete information on Investment Portfolio fees and expenses, please refer to the prospectus for each Investment Portfolio.







                                                                                                                          NET
                                                                                  ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                    FUND       ANNUAL      EXPENSE      ANNUAL
                                          MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                             FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                         ------------ --------------- ---------- ---------- ----------- ------------- ----------
AMERICAN FUNDS INSURANCE SERIES (Reg.
  TM)
 American Funds Global Growth Fund         0.53%        0.25%          0.02%      0.00%      0.80%          -          0.80%
 American Funds Global Small
  Capitalization Fund                      0.70%        0.25%          0.04%      0.00%      0.99%          -          0.99%
 American Funds Growth Fund                0.32%        0.25%          0.02%      0.00%      0.59%          -          0.59%
MET INVESTORS SERIES TRUST
 BlackRock High Yield Portfolio            0.60%        0.25%          0.05%      0.00%      0.90%          -          0.90%
 BlackRock Large Cap Core Portfolio        0.59%        0.25%          0.05%      0.00%      0.89%       0.01%         0.88%
 Clarion Global Real Estate Portfolio      0.61%        0.25%          0.06%      0.00%      0.92%          -          0.92%
 Dreman Small Cap Value Portfolio          0.78%        0.25%          0.07%      0.00%      1.10%       0.00%         1.10%
 Lazard Mid Cap Portfolio                  0.69%        0.25%          0.06%      0.00%      1.00%          -          1.00%
 Legg Mason ClearBridge Aggressive
  Growth Portfolio                         0.62%        0.25%          0.03%      0.00%      0.90%          -          0.90%
 Lord Abbett Bond Debenture Portfolio      0.50%        0.25%          0.04%      0.00%      0.79%          -          0.79%
 Lord Abbett Mid Cap Value Portfolio       0.67%        0.25%          0.06%      0.00%      0.98%       0.02%         0.96%
 Met/Franklin Low Duration Total Return
    Portfolio                              0.50%        0.25%          0.09%      0.00%      0.84%       0.03%         0.81%
 Met/Franklin Mutual Shares Portfolio      0.80%        0.25%          0.07%      0.00%      1.12%       0.00%         1.12%
 Met/Templeton Growth Portfolio            0.68%        0.25%          0.14%      0.00%      1.07%       0.02%         1.05%
 MFS (Reg. TM) Emerging Markets Equity
  Portfolio                                0.92%        0.25%          0.17%      0.00%      1.34%          -          1.34%
 MFS (Reg. TM) Research International      0.68%        0.25%          0.09%      0.00%      1.02%       0.06%         0.96%
  Portfolio
 Morgan Stanley Mid Cap Growth Portfolio   0.65%        0.25%          0.07%      0.00%      0.97%       0.01%         0.96%
 PIMCO Inflation Protected Bond
  Portfolio                                0.47%        0.25%          0.04%      0.00%      0.76%          -          0.76%
 PIMCO Total Return Portfolio              0.48%        0.25%          0.03%      0.00%      0.76%          -          0.76%
 Pioneer Fund Portfolio                    0.64%        0.00%          0.05%      0.00%      0.69%       0.01%         0.68%
 Pioneer Strategic Income Portfolio        0.58%        0.00%          0.06%      0.00%      0.64%          -          0.64%
 T. Rowe Price Large Cap Value Portfolio   0.57%        0.25%          0.02%      0.00%      0.84%          -          0.84%
 Van Kampen Comstock Portfolio             0.58%        0.25%          0.03%      0.00%      0.86%       0.01%         0.85%
METROPOLITAN SERIES FUND
 BlackRock Bond Income Portfolio           0.34%        0.25%          0.03%      0.00%      0.62%       0.01%         0.61%
 BlackRock Legacy Large Cap Growth
   Portfolio                               0.71%        0.00%          0.02%      0.00%      0.73%       0.01%         0.72%
 BlackRock Money Market Portfolio          0.33%        0.25%          0.02%      0.00%      0.60%       0.01%         0.59%
 Davis Venture Value Portfolio             0.70%        0.15%          0.03%      0.00%      0.88%       0.05%         0.83%
 Jennison Growth Portfolio                 0.62%        0.25%          0.02%      0.00%      0.89%       0.07%         0.82%
 Loomis Sayles Small Cap Growth
   Portfolio                               0.90%        0.25%          0.06%      0.00%      1.21%       0.08%         1.13%
 Met/Dimensional International Small
  Company Portfolio                        0.81%        0.25%          0.21%      0.00%      1.27%       0.01%         1.26%
 MFS (Reg. TM) Total Return Portfolio      0.54%        0.25%          0.05%      0.00%      0.84%          -          0.84%
 MFS (Reg. TM) Value Portfolio             0.70%        0.25%          0.03%      0.00%      0.98%       0.13%         0.85%
 Oppenheimer Global Equity Portfolio       0.52%        0.25%          0.10%      0.00%      0.87%          -          0.87%

                                                                                                                          NET
                                                                                  ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                    FUND       ANNUAL      EXPENSE      ANNUAL
                                          MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                             FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                         ------------ --------------- ---------- ---------- ----------- ------------- ----------
MET INVESTORS SERIES TRUST - METLIFE
 ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio      0.06%        0.25%          0.01%      0.58%      0.90%          -          0.90%
 MetLife Moderate Strategy Portfolio       0.06%        0.25%          0.00%      0.62%      0.93%          -          0.93%
 MetLife Balanced Strategy Portfolio       0.05%        0.25%          0.01%      0.67%      0.98%          -          0.98%
 MetLife Growth Strategy Portfolio         0.06%        0.25%          0.00%      0.76%      1.07%          -          1.07%
 MetLife Aggressive Strategy Portfolio     0.09%        0.25%          0.01%      0.75%      1.10%       0.00%         1.10%
MET INVESTORS SERIES TRUST - FRANKLIN
 TEMPLETON ASSET ALLOCATION PORTFOLIO
 Met/Franklin Templeton Founding
  Strategy Portfolio                       0.05%        0.25%          0.01%      0.83%      1.14%       0.01%         1.13%
MET INVESTORS SERIES TRUST - SSGA ETF
 PORTFOLIOS
 SSgA Growth and Income ETF Portfolio      0.31%        0.25%          0.01%      0.21%      0.78%          -          0.78%
 SSgA Growth ETF Portfolio                 0.32%        0.25%          0.03%      0.24%      0.84%          -          0.84%
 MET INVESTORS SERIES TRUST - GMIB MAX
  PORTFOLIOS
 AllianceBernstein Global Dynamic
  Allocation Portfolio                     0.64%        0.25%          0.12%      0.02%      1.03%       0.00%         1.03%
 AQR Global Risk Balanced Portfolio        0.63%        0.25%          0.30%      0.08%      1.26%       0.00%         1.26%
 BlackRock Global Tactical Strategies
  Portfolio                                0.68%        0.25%          0.03%      0.16%      1.12%       0.00%         1.12%
 Invesco Balanced-Risk Allocation
  Portfolio                                0.66%        0.25%          0.15%      0.10%      1.16%       0.00%         1.16%
 JP Morgan Global Active Allocation
  Portfolio                                0.78%        0.25%          0.11%      0.00%      1.14%       0.00%         1.14%
 MetLife Balanced Plus Portfolio           0.27%        0.25%          0.02%      0.46%      1.00%       0.00%         1.00%
 Pyramis (Reg. TM) Government Income
  Portfolio                                0.46%        0.25%          0.13%      0.00%      0.84%       0.00%         0.84%
 Schroders Global Multi-Asset Portfolio    0.66%        0.25%          0.12%      0.00%      1.03%       0.00%         1.03%





The Net Total Annual Portfolio Expenses have been restated to reflect contractual arrangements currently in effect, under which investment advisers or managers of Investment Portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these arrangements is in effect until at least April 30, 2013 (excluding optional extensions). In the table, "0.00%" in the Contractual Expense Subsidy or Deferral column indicates that there is a contractual arrangement in effect for that Investment Portfolio, but the expenses of the Investment Portfolio are below the level that would trigger the subsidy or deferral. Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain Investment Portfolios achieved as a result of directed brokerage arrangements. The Investment Portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated, the information provided is for the year ended December 31, 2011.


Certain portfolios that have "Acquired Fund Fees and Expenses" are "funds of funds." Each "fund of funds" invests substantially all of its assets in other portfolios. Because the portfolio invests in other underlying portfolios, the portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. See the Investment Portfolio prospectus for more information.

EXAMPLES


THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.


THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:


CHART 1. Chart 1 assumes you select the optional GMIB Max III living benefit rider (assuming the maximum 1.50% charge applies in all Contract Years) and the Annual Step-Up death benefit rider, which is the most expensive way to purchase the contract.



(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,000      (a)$1,885      (a)$2,852      (a)$5,174
    minimum        (b)$ 919      (b)$1,642      (b)$2,447      (b)$4,370


(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$500      (a)$1,525      (a)$2,582      (a)$5,174
    minimum       (b)$419      (b)$1,282      (b)$2,177      (b)$4,370


CHART 2. Chart 2 assumes you do not select the GMIB Max III rider or the optional death benefit rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$823      (a)$1,341      (a)$1,925      (a)$3,214
    minimum       (b)$742      (b)$1,093      (b)$1,505      (b)$2,330


(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:



                            Time Periods
                   1 year      3 years       5 years       10 years
                 ----------   ---------   ------------   ------------
    maximum       (a)$323      (a)$981     (a)$1,655      (a)$3,214
    minimum       (b)$242      (b)$733     (b)$1,235      (b)$2,330



The Examples should not be considered a representation of past or future expenses or annual rates of return of any Investment Portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information (Accumulation Unit value information) is not available because the contract was not offered for sale prior to April 30, 2012, and therefore there are no Accumulation Units outstanding as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.



The variable annuity contract is a contract between you as the Owner, and us, the insurance company, where we promise to pay an income to you, in the form of Annuity Payments, beginning on a designated date that you select. Until you decide to begin receiving Annuity Payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving Annuity Payments, your contract switches to the INCOME PHASE.



The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")



The contract is called a variable annuity because you can choose among the Investment Portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. The amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the investment performance of the Investment Portfolio(s) you select. The amount of the Annuity Payments you receive during the Income Phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, there is an optional feature that provides guarantees that can reduce your investment risk (see "Living Benefit").


If you select a fixed Annuity Payment option during the Income Phase, payments are made from our general account assets. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account.


The amount of the Annuity Payments you receive during the Income Phase from a fixed Annuity Payment option of the contract will remain level for the entire Income Phase. (Please see "Annuity Payments (The Income Phase)" for more information.)


As Owner of the contract, you exercise all interests and rights under the contract. You can change the Owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by Joint Owners (limited to two natural persons). We provide more information on this under "Other Information - Ownership."


Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.



MARKET TIMING



We have policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or Investment Portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular Investment Portfolios made by Owners within given periods of time and/or investigating transfer activity identified by the Investment Portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.



Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."




2. PURCHASE

PURCHASE PAYMENTS



A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial Purchase Payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional Purchase Payments.

o  The minimum initial Purchase Payment we will accept is $10,000.


o If you want to make an initial Purchase Payment of $1 million or more, or an additional Purchase Payment that would cause your total Purchase Payments to exceed $1 million, you will need our prior approval.


o You can make additional Purchase Payments of $500 or more unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional Purchase Payment is $100 per month.



o  We will accept a different amount if required by federal tax law.



o We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")


o We will not accept Purchase Payments made with cash, money orders, or travelers checks.


We reserve the right to reject any application or Purchase Payment and to limit future Purchase Payments.



TERMINATION FOR LOW ACCOUNT VALUE



We may terminate your contract by paying you the Account Value in one sum if, prior to the Annuity Date, you do not make Purchase Payments for three consecutive Contract Years, the total amount of Purchase Payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the Account Value on or after the end of such three year period is less than $2,000. (A CONTRACT YEAR is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. We will not terminate any contract that includes a Guaranteed Minimum Income Benefit rider or a guaranteed death benefit if at the time the termination would otherwise occur the Income Base of the Guaranteed Minimum Income Benefit rider, or the guaranteed amount under any death benefit, is greater than the Account Value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.



ALLOCATION OF PURCHASE PAYMENTS



When you purchase a contract, we will allocate your Purchase Payment to the Investment Portfolios you have selected. You may not choose more than 18 Investment Portfolios at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.


Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information - Requests and Elections.")



We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.



If you choose the GMIB Max III rider, we require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation Restrictions for the GMIB Max III Rider" until the rider terminates.


If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment and you have an EDCA or Dollar Cost Averaging (DCA) program in effect, we will allocate your additional Purchase Payment to the Investment Portfolios selected under the EDCA or DCA program unless you tell us otherwise. (See "Investment Options - Dollar Cost Averaging Programs.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 Investment Portfolios at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios, we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.



INVESTMENT ALLOCATION RESTRICTIONS FOR THE GMIB MAX III RIDER



If you elect the GMIB Max III rider, you may allocate your Purchase Payments and Account Value among these four Investment Portfolios, which are designed specifically for use with the rider:



(a) AllianceBernstein Global Dynamic Allocation Portfolio


(b) AQR Global Risk Balanced Portfolio


(c) BlackRock Global Tactical Strategies Portfolio



(d) Invesco Balanced Risk Allocation Portfolio


(e) JPMorgan Global Active Allocation Portfolio


(f)  MetLife Balanced Plus Portfolio


(g) Schroders Global Multi-Asset Portfolio


In addition, you may allocate Purchase Payments and Account Value to the Pyramis (Reg. TM) Government Income Portfolio. No other Investment Portfolios are available with the GMIB Max III rider.


The Investment Portfolios listed above (other than the Pyramis (Reg. TM) Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GMIB Max III rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max III rider is not selected may offer the potential for higher returns. Before you select the GMIB Max III rider, you and your financial representative should carefully consider whether the five investment options available with the GMIB Max III rider meet your investment objectives and risk tolerance.


Your selling firm may not make one or more of the portfolios listed above available when you apply for the contract and elect the GMIB Max III rider. However, after your contract has been issued with the GMIB Max III rider, all of the portfolios listed above are available for Purchase Payments or Account Value transfers. Please be aware that your registered representative may not be able to provide you any information or answer any questions you may have about the portfolio(s) that your selling firm does not make available. Therefore, for transactions involving such portfolio(s), you may need to contact us directly as described in "Other Information - Requests and Elections" in the prospectus. Any such transaction will be counted as a transfer for purposes of any applicable transfer fee. (See "Expenses - Transfer Fee.")


You may also allocate Purchase Payments to the Enhanced Dollar Cost Averaging
(EDCA) program, provided that your destination portfolios are one or more of the Investment Portfolios listed above. If you elect the GMIB Max III rider, you may not participate in the Dollar Cost Averaging (DCA) program.


RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER RIDER TERMINATES. If the GMIB Max III rider terminates (see "Living Benefit - Guaranteed Income Benefit - Terminating the GMIB Max III Rider"), you may no longer allocate subsequent Purchase Payments or transfer Account Value to or among the Investment Portfolios listed above. You may leave Account Value in the Investment Portfolios listed above, but once you transfer Account Value to an Investment Portfolio that is not one of the Investment Portfolios listed above, you will not be permitted to transfer it back to any of the Investment Portfolios listed above. If the GMIB Max III rider terminates, you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the other available Investment Portfolios.


POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. In the future, we may choose not to permit Owners of existing contracts with the GMIB Max III rider to make subsequent Purchase Payments if: (a) the GMIB Max III rider is no longer available to new customers, or (b) we make certain changes to the terms of the GMIB Max III rider offered to new customers (for example, if we change the GMIB Max III rider charge; see your contract schedule for a list of the other changes). We will notify Owners of contracts with a GMIB Max III rider in advance if we impose restrictions on subsequent Purchase Payments. If we impose restrictions on subsequent Purchase Payments, contract Owners will still be permitted to transfer Account Value among the Investment Portfolios listed above.

FREE LOOK



If you change your mind about owning this contract, you can cancel it within 10 days after receiving it. We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your Purchase Payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. We do not refund any charges or deductions assessed during the free look period.



ACCUMULATION UNITS



The portion of your Account Value allocated to the Separate Account will go up or down depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of this portion of your Account Value, we use a unit of measure we call an ACCUMULATION UNIT. (An Accumulation Unit works like a share of a mutual fund.)


Every Business Day as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the immediately preceding Business Day by a factor for the current Business Day. The factor is determined by:




1) dividing the net asset value per share of the Investment Portfolio at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the Investment Portfolio as of that day, by the net asset value per share of the Investment Portfolio for the previous Business Day, and


2) multiplying it by one minus the Separate Account product charges (including any rider charge for the Annual Step-Up Death Benefit) for each day since the last Business Day and any charges for taxes.


The value of an Accumulation Unit may go up or down from day to day.


When you make a Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio.


Purchase Payments and transfer requests are credited to a contract on the basis of the Accumulation Unit value next determined after receipt of a Purchase Payment or transfer request. Purchase Payments or transfer requests received before the close of the New York Stock Exchange will be credited to your
------
contract that day, after the New York Stock Exchange closes. Purchase Payments or transfer requests received after the close of the New York Stock Exchange,
                              -----
or on a day when the New York Stock Exchange is not open, will be treated as received on the next day the New York Stock Exchange is open (the next Business
Day).



EXAMPLE:



   On Monday we receive an additional Purchase Payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Mid Cap Value Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an Accumulation Unit for the Lord Abbett Mid Cap Value Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 Accumulation Units for the Lord Abbett Mid Cap Value Portfolio.



ACCOUNT VALUE



ACCOUNT VALUE is equal to the sum of your interests in the Investment Portfolios and the EDCA account. Your interest in each Investment Portfolio is determined by multiplying the number of Accumulation Units for that portfolio by the value of the Accumulation Unit.



REPLACEMENT OF CONTRACTS


Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new sales charge and a new surrender charge period for this contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.




3. INVESTMENT OPTIONS


The contract offers 49 INVESTMENT PORTFOLIOS, which are listed below. Additional Investment Portfolios may be available in the future.



YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: FIRST METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 709-2811. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://


WWW.SEC.GOV. APPENDIX A CONTAINS A SUMMARY OF ADVISERS, SUBADVISERS, AND INVESTMENT OBJECTIVES FOR EACH INVESTMENT PORTFOLIO.


The investment objectives and policies of certain of the Investment Portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.


Shares of the Investment Portfolios may be offered to insurance company Separate Accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various Owners participating in, and the interests of qualified plans investing in the Investment Portfolios may conflict. The Investment Portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an Investment Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the Investment Portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Investment Portfolio assets. Contract Owners, through their indirect investment in the Investment Portfolios, bear the costs of these advisory fees (see the Investment Portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Investment Portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.


Additionally, an investment adviser or subadviser of an Investment Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.


We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Investment Portfolios. We will benefit accordingly from assets allocated to the Investment Portfolios to the extent they result in profits to the adviser. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the Investment Portfolios and the Statement of Additional Information for the Investment Portfolios for information on the management fees paid by the adviser to the subadvisers.)


Certain Investment Portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Investment Portfolio's 12b-1 Plan, if any, is described in more detail in the Investment Portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our

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distributor. Payments under an Investment Portfolio's 12b-1 Plan decrease the
Investment Portfolio's investment return.


We select the Investment Portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or subadviser is one of our affiliates or whether the Investment Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Purchase Payments and/or transfers of Account Value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from contract Owners. In some cases, we have included Investment Portfolios based on recommendations made by selling firms. These selling firms may receive payments from the Investment Portfolios they recommend and may benefit accordingly from the allocation of Account Value to such Investment Portfolios.


WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.



We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series (Reg. TM). (See "Other Information -

Distributor.")


AMERICAN FUNDS INSURANCE SERIES (Reg. TM) (CLASS 2)

American Funds Insurance Series (Reg. TM) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:


     American Funds Global Growth Fund
     American Funds Global Small Capitalization Fund
     American Funds Growth Fund



MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)


Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of First MetLife Investors, is the investment manager of Met Investors Series Trust. MetLife Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix A for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:



     BlackRock High Yield Portfolio
     BlackRock Large Cap Core Portfolio
     Clarion Global Real Estate Portfolio
     Dreman Small Cap Value Portfolio
     Lazard Mid Cap Portfolio
     Legg Mason ClearBridge Aggressive Growth Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Mid Cap Value Portfolio
     Met/Franklin Low Duration Total Return Portfolio
     Met/Franklin Mutual Shares Portfolio
     Met/Templeton Growth Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio

     Morgan Stanley Mid Cap Growth Portfolio

     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     T. Rowe Price Large Cap Value Portfolio
     Van Kampen Comstock Portfolio




METROPOLITAN SERIES FUND

Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of First MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios.

(See Appendix A for the names of the subadvisers.) The following portfolios are available under the contract:


     BlackRock Bond Income Portfolio (Class B)
     BlackRock Legacy Large Cap Growth Portfolio (Class A)
     BlackRock Money Market Portfolio (Class B)
     Davis Venture Value Portfolio (Class E)

     Jennison Growth Portfolio (Class B)

     Loomis Sayles Small Cap Growth Portfolio (Class B)
     Met/Dimensional International Small Company Portfolio (Class B) MFS (Reg. TM) Total Return Portfolio (Class B)
     MFS (Reg. TM) Value Portfolio (Class B)
     Oppenheimer Global Equity Portfolio (Class B)


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:


     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio



MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolio is also available under the contract:


     Met/Franklin Templeton Founding Strategy Portfolio



MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:


     SSgA Growth and Income ETF Portfolio
     SSgA Growth ETF Portfolio



MET INVESTORS SERIES TRUST - GMIB MAX PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:


     AllianceBernstein Global Dynamic Allocation Portfolio*
     AQR Global Risk Balanced Portfolio*
     BlackRock Global Tactical Strategies Portfolio*

     Invesco Balanced-Risk Allocation Portfolio*
     JPMorgan Global Active Allocation Portfolio*

     MetLife Balanced Plus Portfolio*
     Pyramis (Reg. TM) Government Income Portfolio*

     Schroders Global Multi-Asset Portfolio*


* This portfolio is only available for investment if the optional GMIB Max III rider is elected. (See "Purchase - Investment Allocation Restrictions for the GMIB Max III Rider.")



DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM


The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. MetLife Advisers, LLC (MetLife Advisers), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.


METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------


     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio


Each portfolio is designed on established principles of asset allocation to achieve a specific risk profile. Each portfolio invests substantially all of its assets in the Class A shares of other Investment Portfolios of Met Investors Series Trust or Metropolitan Series Fund (the underlying portfolios). Each portfolio has a target allocation between the two broad asset classes (equity and fixed income). MetLife Advisers establishes specific target investment percentages for the asset classes and the various components of each asset category. MetLife Advisers determines these target allocations based on a variety of factors, including its long-term outlook for the return and risk characteristics of the various asset classes and the relationship between those asset classes. MetLife Advisers then selects the underlying portfolios in which each portfolio invests based on, among other factors, the underlying portfolios' investment objectives, policies, investment processes and portfolio analytical and management personnel. Periodically, MetLife Advisers will evaluate each portfolio's allocation between equity and fixed income, inclusive of the exposure to various investment styles and asset sectors, relative to each portfolio's risk profile. Concurrently, MetLife Advisers will consider whether to make changes to each portfolio's investments in any of the underlying portfolios. (See the fund prospectus for a description of each portfolio's target allocation.)


MetLife Advisers has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and to investment in the underlying portfolios, which may assist MetLife Advisers in determining the underlying portfolios that may be available for investment and with the selection of and allocation of each portfolio's investments among the underlying portfolios. MetLife Advisers is responsible for paying the consulting fees.


DESCRIPTION OF THE MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO


The Met/Franklin Templeton Founding Strategy Portfolio invests on a fixed percentage basis in a combination of Met Investors Series Trust portfolios sub-advised by subsidiaries of Franklin Resources, Inc., which, in turn, invest primarily in U.S. and foreign equity securities and, to a lesser extent, fixed-income and money market securities. The Met/

Franklin Templeton Founding Strategy Portfolio's assets are allocated on an equal basis (33 1/3%) among the Class A shares of the Met/Franklin Income Portfolio, Met/Franklin Mutual Shares Portfolio and Met/Templeton Growth Portfolio (the underlying portfolios). MetLife Advisers is the investment manager of the Met/Franklin Templeton Founding Strategy Portfolio. MetLife Advisers will periodically rebalance the portfolio's holdings as deemed necessary to bring the asset allocation of the portfolio back into alignment with its fixed percentage allocations. (See the fund prospectus for more information about the portfolio and the underlying portfolios in which it invests.)


DESCRIPTION OF THE SSGA ETF PORTFOLIOS


The SSgA Growth and Income ETF Portfolio (Class B) and the SSgA Growth ETF Portfolio (Class B) are each a portfolio of the Met Investors Series Trust. MetLife Advisers is the investment manager of the SSgA ETF Portfolios.


Each portfolio was designed on established principles of asset allocation. Each portfolio will primarily invest its assets in other investment companies known as exchange-traded funds (underlying ETFs). Each underlying ETF invests primarily in equity securities or in fixed income securities, as applicable, typically in an effort to replicate the performance of a market index.


Each of the SSgA ETF Portfolios has a different allocation among various asset classes (including large, mid and small capitalization domestic equity, foreign, fixed income, high yield, real estate investment trusts and cash/money market). In addition, SSgA Funds Management, Inc. (SSgA Funds Management), the portfolios' subadviser, may also make allocations to investments in other asset classes. SSgA Funds Management establishes specific investment percentages for the asset classes and then selects the underlying ETFs in which a portfolio invests based on, among other factors, the historical performance of each underlying ETF and/or asset class, future risk/return expectations, and SSgA Funds Management's outlook for the economy, interest rates and financial markets. These allocations reflect varying degrees of potential investment risk and reward. The allocation between equity and fixed income underlying ETFs reflects greater or lesser emphasis on growth of capital and pursuing current income.


SSgA Funds Management will regularly review each portfolio's asset allocation among equities, fixed income, cash/cash equivalents and other asset classes, including the investment allocations within such asset classes and may make changes in the allocation as the market and economic outlook changes. SSgA Funds Management may add new underlying ETFs or replace existing underlying ETFs at its discretion. (See the fund prospectus for more information about each of the SSgA ETF Portfolios and the underlying ETFs.)



TRANSFERS



GENERAL. You can transfer a portion of your Account Value among the Investment Portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract Owners. (See "Investment Options - Transfers - Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the Investment Portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from any Investment Portfolio, subject to the limitations below. All transfers made on the same Business Day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the Business Day. The following apply to any transfer:


o Your request for transfer must clearly state which Investment Portfolio(s) are involved in the transfer.



o  Your request for transfer must clearly state how much the transfer is for.



o The minimum amount you can transfer is $500 from an Investment Portfolio, or your entire interest in the Investment Portfolio, if less (this does not apply to pre-scheduled transfer programs).




o You may not make a transfer to more than 18 Investment Portfolios at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 Investment Portfolios may be made by calling or writing our Annuity Service Center.


o If you have elected to add the GMIB Max III rider to your contract, you may only make transfers between certain Investment Portfolios. Please refer to the "Purchase-Investment Allocation Restrictions for the GMIB Max III Rider" section.


During the Accumulation Phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another Investment Portfolio). In such a case, the redemption order would be processed at the source Investment Portfolio's next determined Accumulation Unit value. However, the purchase of the new Investment Portfolio would be effective at the next determined Accumulation Unit value for the new Investment Portfolio only after we receive the proceeds from the source Investment Portfolio, or we otherwise receive cash on behalf of the source Investment Portfolio.


During the Income Phase, you cannot make transfers from a fixed Annuity Payment option to the Investment Portfolios. You can, however, make transfers during the Income Phase from the Investment Portfolios to a fixed Annuity Payment option and among the Investment Portfolios.


TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a Joint Owner, unless we are instructed otherwise, we will accept instructions from either you or the other Owner. (See "Other Information - Requests and Elections.")


All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the Business Day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following Business Day.



PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging, Three Month Market Entry and Automatic Rebalancing Programs.



MARKET TIMING. Frequent requests from contract Owners to transfer Account Value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Investment Portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely affect contract Owners and other persons who may have an interest in the contracts (E.G., Annuitants and Beneficiaries).



We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Portfolios (i.e., the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, the BlackRock High Yield Portfolio, the Clarion Global Real Estate Portfolio, the Dreman Small Cap Value Portfolio, the Lord Abbett Bond Debenture Portfolio, the Met/Templeton Growth Portfolio, the MFS (Reg. TM) Emerging Markets Equity Portfolio, the MFS (Reg. TM) Research International Portfolio, the Pioneer Strategic Income Portfolio, the Loomis Sayles Small Cap Growth Portfolio, the Met/Dimensional International Small Company Portfolio, and the Oppenheimer Global Equity Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). In addition, as described below, we treat all American Funds Insurance Series (Reg. TM) portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Account Value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.


We do not believe that other Investment Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Investment Portfolios, we rely on the underlying Investment Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.



AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.



Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Investment Portfolios under that contract to be submitted with an original signature.



Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.



The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the contracts. We do not accommodate market timing in any Investment Portfolios and there are no arrangements in place to permit any contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.


The Investment Portfolios may have adopted their own policies and procedures with respect to market timing transactions in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Investment Portfolios, we have entered into a written agreement, as required by SEC regulation, with each Investment Portfolio or its principal underwriter that obligates us to provide to the Investment Portfolio promptly upon request certain information about the trading activity of individual contract Owners, and to execute instructions from the Investment Portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the market timing policies established by the Investment Portfolio.


In addition, contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Investment Portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Portfolios in their ability to apply their market timing policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Investment Portfolios. If an Investment Portfolio believes that an omnibus order reflects one or more transfer requests from contract Owners engaged in disruptive trading activity, the Investment Portfolio may reject the entire omnibus order.


In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing and disruptive trading activities (even if an entire omnibus order is rejected due to the market timing or disruptive trading activity of a single contract Owner). You should read the Investment Portfolio prospectuses for more details.



DOLLAR COST AVERAGING PROGRAMS



We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the Accumulation Phase.


We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus. We will terminate your participation in a dollar cost averaging program when we receive notification of your death.



The two dollar cost averaging programs are:


1. STANDARD DOLLAR COST AVERAGING (DCA)



This program allows you to systematically transfer a set amount each month from a money market Investment Portfolio to any of the other available Investment Portfolio(s) you select. These transfers are made on a date you select or, if you do not select a date, on the date that a Purchase Payment or Account Value is allocated to the dollar cost averaging program. However, transfers will be made on the 1st day of the following month for Purchase

Payments or Account Value allocated to the dollar cost averaging program on the 29th, 30th, or 31st day of a month.


You can make subsequent Purchase Payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GMIB Max III rider.



2. ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)



The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from a guaranteed account option, the EDCA account in the general account, to any available Investment Portfolio(s) you select. Except as discussed below, only new Purchase Payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.


You can make subsequent Purchase Payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent Purchase Payment is allocated by you to your existing EDCA account, we create "buckets" within your EDCA account.


o The EDCA transfer amount will be increased by the subsequent Purchase Payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.


o Each allocation (bucket) resulting from a subsequent Purchase Payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.


o Allocations (buckets) resulting from each Purchase Payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.


(See Appendix B for further examples of EDCA with multiple Purchase Payments.)


The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The minimum interest rate depends on the date your contract is issued, but will not be less than 1%. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any Investment Portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.


The first transfer we make under the EDCA program is the date your Purchase Payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for Purchase Payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a Business Day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the Investment Portfolios on the next Business Day. EDCA interest will not be credited on the transfer amount between the selected day and the next Business Day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.



If you decide you no longer want to participate in the EDCA program, all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio, unless you specify otherwise.


THREE MONTH MARKET ENTRY PROGRAM


Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM



Once your money has been allocated to the Investment Portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.


An automatic rebalancing program is intended to transfer Account Value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.


We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current Purchase Payment allocations, unless you tell us otherwise.


The Automatic Rebalancing Program is available only during the Accumulation Phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. We will terminate your participation in the Automatic Rebalancing Program when we receive notification of your death in good order.




EXAMPLE:


   Assume that you want your initial Purchase Payment split between two Investment Portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Morgan Stanley Mid Cap Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Morgan Stanley Mid Cap Growth Portfolio to increase those holdings to 60%.


VOTING RIGHTS


We are the legal owner of the Investment Portfolio shares. However, we believe that when an Investment Portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.



SUBSTITUTION OF INVESTMENT OPTIONS



If investment in the Investment Portfolios or a particular Investment Portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another Investment Portfolio or Investment Portfolios without your consent. The substituted Investment Portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Portfolios to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion.





4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:


PRODUCT CHARGES



SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the Accumulation Units and the Annuity

Units (I.E., during the Accumulation Phase and the Income Phase - although death benefit charges no longer continue in the Income Phase).


MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge that is equal, on an annual basis, to 0.70% of the average daily net asset value of each Investment Portfolio.


This charge compensates us for mortality risks we assume for the Annuity Payment and death benefit guarantees made under the contract. These guarantees include making Annuity Payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.


ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.20% of the average daily net asset value of each Investment Portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.


DEATH BENEFIT RIDER CHARGE. If you select the Annual Step-Up Death Benefit rider, we will deduct a charge that compensates us for the costs and risks we assume in providing the benefit. This charge (assessed during the Accumulation Phase) is equal, on an annual basis, to 0.20% of the average daily net asset value of each Investment Portfolio.



ACCOUNT FEE



During the Accumulation Phase, every Contract Year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior Contract Year if your Account Value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the Account Value regardless of the amount of your Account Value. During the Accumulation Phase, the account fee is deducted pro rata from the Investment Portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.


A pro rata portion of the charge will be deducted from the Account Value on the Annuity Date if this date is other than a contract anniversary. If your Account Value on the Annuity Date is at least $50,000, then we will not deduct the account fee. After the Annuity Date, the charge will be collected monthly out of the Annuity Payment, regardless of the size of your contract.



GUARANTEED MINIMUM INCOME

BENEFIT - RIDER CHARGE


We offer a Guaranteed Minimum Income Benefit (GMIB), called GMIB Max III, that you can select when you purchase the contract.



If you select the GMIB Max III rider, we will assess a charge during the Accumulation Phase equal to 1.00% of the Income Base (see "Living Benefit - Guaranteed Income Benefit" for a discussion of how the Income Base is determined) at the time the rider charge is assessed prior to any Optional Step-Up. If your Income Base is increased due to an Optional Step-Up, we may reset the rider charge to a rate that does not exceed the lower of: (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up.



The rider charge is assessed at the first contract anniversary, and then at each subsequent contract anniversary, up to and including the anniversary on or immediately preceding the date the rider is exercised.



If you: make a full withdrawal (surrender); begin to receive Annuity Payments at the Annuity Date; change the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract); or assign the contract, a pro rata portion of the rider charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of Annuity Payments, the change of Owner/Annuitant, or the assignment. If the GMIB Max III rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract);

because the Guaranteed Principal Option is exercised; or because it is the 30th day following the contract anniversary prior to the Owner's 91st birthday, a pro rata portion of the charge will not be assessed.


The GMIB rider charge is deducted from your Account Value pro rata from each Investment Portfolio and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.



SALES CHARGE



We impose a sales charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. The sales charge for each Purchase Payment is determined by multiplying the Purchase Payment by the applicable sales charge percentage (shown in the table below). The sales charge percentage for each Purchase Payment is based on your cumulative Purchase Payments as of the date the Purchase Payment is received by us. The sales charge for each Purchase Payment is deducted in installments over 7 years (1/7 of the charge each year) on the contract anniversary. Once the sales charge for a Purchase Payment has been determined, that sales charge is not reduced by later partial withdrawals. If the sales charge is greater than or equal to the Account Value on the contract anniversary, the sales charge will reduce the Account Value to zero. The sales charge will not exceed the Account Value on the contract anniversary.




Cumulative Purchase Payments     Sales Charge Percentage
-----------------------------   ------------------------
Less than $50,000               5.00%
$50,000 - 99,999.99             4.20%
$100,000 - 249,999.99           3.50%
$250,000 - 499,999.99           2.50%
$500,000 - 999,999.99           2.00%
$1,000,000 or greater           1.25%




INITIAL PURCHASE PAYMENT PERIOD. For purposes of determining the sales charge percentage, all Purchase Payments received within the Initial Purchase Payment Period will be treated as if received on the contract issue date. The Initial Purchase Payment Period begins on the contract issue date and ends on the earlier of: (a) 90 days after the contract issue date; or (b) the date you make your first withdrawal, other than one of the following types of withdrawals:
                       ----------



(1) A withdrawal that is required for you to avoid federal income tax penalties or to satisfy federal income tax rules concerning required minimum distributions from Qualified Contracts that apply to this annuity. (For purposes of this exception, we assume that this annuity is the only annuity contract or funding vehicle from which distributions are required to be taken.)



(2) A withdrawal that is part of a systematic withdrawal program in which the withdrawal amount does not exceed 10% of cumulative Purchase Payments divided by the frequency of the systematic withdrawals. Currently we permit monthly and quarterly systematic withdrawals. For example, if a monthly systematic withdrawal program is selected, the amount withdrawn each month must not exceed 10% of cumulative Purchase Payments divided by twelve. (See "Access to Your Money - Systematic Withdrawal Program.")


The sales charge is deducted from your Account Value pro rata from each Investment Portfolio and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.



SALES CHARGE EXAMPLES



(1)    Initial Purchase Payment Example: Assume your initial Purchase Payment
       --------------------------------
     is $30,000. (Because it is your initial Purchase Payment, there are no previous Purchase Payments to take into consideration, and your cumulative Purchase Payments for purposes of calculating the sales charge are $30,000.) At the $30,000 level, the sales charge percentage is 5%, and the amount of the sales charge is $1,500 ($30,000 x 5%). The amount of the sales charge is divided by seven ($1,500/7 = $214.29). A $214.29 charge is assessed for this Purchase Payment on each of the next seven contract anniversaries, beginning with the first contract anniversary.




(2)    Subsequent Purchase Payment Example: Continuing Example (1), assume that
       -----------------------------------
     between the second and third contract anniversaries you make a subsequent Purchase Payment of $25,000. Your cumulative Purchase Payments for purposes of calculating the sales charge are $25,000 (the subsequent Purchase Payment) + $30,000 (the initial Purchase Payment) = $55,000. At the $55,000 level, the sales charge percentage is 4.2%, and the amount of the sales charge is $1,050 ($25,000 x 4.2%). The amount of the sales charge is divided by seven ($1,050/7 = $150). A $150 charge is assessed for this Purchase Payment on each of the next seven contract anniversaries, beginning with the third contract anniversary.




(3)    Initial Purchase Payment Period Example: Assume that your initial
       ---------------------------------------
     Purchase Payment on the contract issue date is $30,000. If we do not receive any other Purchase Payments from you during the Initial Purchase Payment Period, the sales charge percentage for this Purchase Payment would be 5%, as shown in Example (1). However, if you made a subsequent Purchase Payment of $75,000 during the Initial Purchase Payment Period (as described above), the $75,000 Purchase Payment would be added to the $30,000 Purchase Payment for purposes of calculating the sales charge. Adding $75,000 to $30,000 gives an initial Purchase Payment of $105,000, and the sales charge percentage at the $105,000 level is 3.5%. Therefore, the amount of the sales charge would be $3,675 ($105,000 x 3.5%). The amount of the sales charge is divided by seven ($3,675/7 = $525). A $525 charge is assessed for these Purchase Payments on each of the next seven contract anniversaries, beginning with the first contract anniversary.





   As described above, the Initial Purchase Payment Period ends on the earlier of 90 days after the contract issue date, or the date you make your first withdrawal (except for the two specified types of withdrawals that do not cause the Initial Purchase Payment Period to end). If the Initial Purchase Payment Period ends before the $75,000 subsequent Purchase Payment is received, the $30,000 and $75,000 Purchase Payments will not be combined
                                                              ---
     for purposes of calculating the sales charge on the $30,000 initial Purchase Payment, and the 5% sales charge percentage will apply to the $30,000 initial Purchase Payment.




(4)    Partial Withdrawal Example: Assume your initial Purchase Payment is
       --------------------------
     $30,000. As shown in Example (1), the total amount of the sales charge is $1,500 ($30,000 x 5%). This amount is divided by seven ($1,500/7 =
     $214.29), and a $214.29 charge is assessed for this Purchase Payment on the first seven contract anniversaries. If you withdrew $25,000 during the first Contract Year, the withdrawal would not affect the sales charge; the $214.29 sales charge for the initial Purchase Payment would still be assessed on the first seven contract anniversaries. In addition, a withdrawal charge would apply to the withdrawal (see "Withdrawal Charge" below).



WITHDRAWAL CHARGE



We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior Purchase Payments, a withdrawal charge is assessed against each Purchase Payment withdrawn. The withdrawal charge is determined by multiplying each Purchase Payment withdrawn by the applicable withdrawal charge percentage (shown in the tables below). The withdrawal charge percentage for each Purchase Payment is based on: (a) your cumulative Purchase Payments as of the date the Purchase Payment is received, and (b) the number of complete years since the Purchase Payment being withdrawn was received. For the purpose of determining cumulative Purchase Payments (but not for determining the number of complete years since the Purchase Payment being withdrawn was received), all Purchase Payments credited during the Initial Purchase Payment Period will be treated as if received on the contract issue date (for the definition of Initial Purchase Payment Period, see "Sales Charge - Initial Purchase Payment Period" above). To determine if your withdrawal includes prior Purchase Payments, amounts are withdrawn from your contract in the following order:


1. Earnings in your contract (earnings are equal to your Account Value, less Purchase Payments not previously withdrawn); then



2.    The free withdrawal amount described below; then



3. Purchase Payments not previously withdrawn, in the order such Purchase Payments were made: the oldest Purchase Payment first, the next Purchase Payment second, etc. until all Purchase Payments have been withdrawn.


A withdrawal charge may be assessed if prior Purchase Payments are withdrawn pursuant to a divorce or separation instrument, if permissible under tax law.



The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:

CUMULATIVE PURCHASE PAYMENT:

LESS THAN $50,000



Number of Complete Years from       Withdrawal Charge
Receipt of Purchase Payment      (% of Purchase Payment)
------------------------------- ------------------------
0                                          5
1                                          5
2                                          4
3                                          4
4                                          3
5                                          3
6                                          2
7 and thereafter                           0



CUMULATIVE PURCHASE PAYMENT:

$50,000 - $99,999.99



Number of Complete Years from       Withdrawal Charge
Receipt of Purchase Payment      (% of Purchase Payment)
------------------------------- ------------------------
0                                          5
1                                          4
2                                          4
3                                          3
4                                          3
5                                          2
6                                          2
7 and thereafter                           0



CUMULATIVE PURCHASE PAYMENT:

$100,000 - $249,999.99



Number of Complete Years from       Withdrawal Charge
Receipt of Purchase Payment      (% of Purchase Payment)
------------------------------- ------------------------
0                                          4
1                                          3
2                                          3
3                                          2
4                                          2
5                                          2
6                                          1
7 and thereafter                           0


CUMULATIVE PURCHASE PAYMENT:

$250,000 - $499,999.99



Number of Complete Years from       Withdrawal Charge
Receipt of Purchase Payment      (% of Purchase Payment)
------------------------------- ------------------------
0                                          3
1                                          2
2                                          2
3                                          2
4                                          1
5                                          1
6                                          1
7 and thereafter                           0



CUMULATIVE PURCHASE PAYMENT:

$500,000 - $999,999.99



Number of Complete Years from       Withdrawal Charge
Receipt of Purchase Payment      (% of Purchase Payment)
------------------------------- ------------------------
0                                          2
1                                          2
2                                          2
3                                          1
4                                          1
5                                          1
6                                          1
7 and thereafter                           0



CUMULATIVE PURCHASE PAYMENT:

$1,000,000 OR GREATER



Number of Complete Years from       Withdrawal Charge
Receipt of Purchase Payment      (% of Purchase Payment)
------------------------------- ------------------------
0                                          2
1                                          2
2                                          1
3                                          1
4                                          1
5                                          1
6                                          1
7 and thereafter                           0

For a partial withdrawal, the withdrawal charge is deducted from the remaining Account Value, if sufficient. If the remaining Account Value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.


If the Account Value is smaller than the total of all Purchase Payments, the withdrawal charge only applies up to the Account Value.


We do not assess the withdrawal charge on any payments paid out as Annuity Payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB payments, if applicable. In addition, we will not assess the withdrawal charge on required minimum distributions from Qualified Contracts in order to satisfy federal income tax rules or to avoid required federal income tax penalties. This exception only applies to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.



NOTE: For tax purposes, earnings from Non-Qualified Contracts are considered to come out first.



FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each Contract Year after the first (there is no free withdrawal amount in the first Contract Year) is equal to 10% of your total Purchase Payments, less the total free withdrawal amount previously withdrawn in the same Contract Year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first Contract Year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one Contract Year does not carry over to the next Contract Year.



WITHDRAWAL CHARGE EXAMPLES


These examples show how the withdrawal charge is calculated.



(1)    Initial Purchase Payment Example: Assume your initial Purchase Payment
       --------------------------------
     is $30,000, and you do not make any additional Purchase Payments. Your cumulative Purchase Payments for purposes of calculating the withdrawal charge are $30,000. At the $30,000 level, the withdrawal charge percentage (as shown in the table above) is 5% during the first two years following receipt of the Purchase Payment, 4% during the third and fourth years following receipt of the Purchase Payment, 3% during the fifth and sixth years following receipt of the Purchase Payment, and 2% during the seventh year following receipt of the Purchase Payment. Assume that in the third year following receipt of the Purchase Payment, your Account Value is $32,000 and you withdraw $10,000. For purposes of calculating the withdrawal charge, earnings are withdrawn from the contract first, and then Purchase Payments, with the free withdrawal amount portion of the Purchase Payments not being subject to a withdrawal charge. Earnings are the amount of the Account Value that exceeds the cumulative Purchase Payments (in this example, $32,000 - $30,000 = $2,000). Therefore, the first $2,000 of the withdrawal is not subject to a withdrawal charge because it is earnings. The remaining $8,000 of the withdrawal is Purchase Payment. Because the withdrawal was made after the first Contract Year, the free withdrawal amount applies. The free withdrawal amount is equal to 10% of cumulative Purchase Payments ($30,000 x 10% = $3,000). Therefore, the free withdrawal amount is subtracted from the Purchase Payment withdrawn ($8,000 - $3,000 = $5,000), and the remaining $5,000 of the withdrawal will be subject to a 4% withdrawal charge ($5,000 x 4% = $200).




(2)    Subsequent Purchase Payment Example: Assume your initial Purchase
       -----------------------------------
     Payment is $30,000, and you make a subsequent Purchase Payment of $25,000 during the third year following receipt of the initial Purchase Payment. Your cumulative Purchase Payments are $55,000 ($30,000 + $25,000). Assume that in the fifth year following receipt of the initial $30,000 Purchase Payment (which is the third year following receipt of the subsequent $25,000 Purchase Payment), your Account Value is $57,000 and you withdraw $37,000. For purposes of calculating the withdrawal charge, earnings are withdrawn from the contract first, and then Purchase Payments, with the free withdrawal amount portion of the Purchase Payments not being subject to a withdrawal charge. In this example, earnings are $2,000 (Account Value less cumulative Purchase Payments: $57,000 - $55,000 = $2,000). Therefore, the first $2,000 of the $37,000 withdrawal is not subject to a withdrawal charge because it is earnings.





   The remaining $35,000 of the withdrawal is Purchase Payments. Of this $35,000, $30,000 is taken from the initial Purchase Payment (because the oldest Purchase Payment is withdrawn first), and then $5,000 is taken from the subsequent Purchase Payment that was made during the third year following receipt of the initial

     Purchase Payment. To determine the withdrawal charge that applies to each Purchase Payment, refer to the table above. When the initial Purchase Payment was made, cumulative Purchase Payments were $30,000. As shown in the table, when cumulative Purchase Payments are less than $50,000, a 3% withdrawal charge applies to Purchase Payments withdrawn at least four complete years from receipt of the Purchase Payment. When the subsequent Purchase Payment was made, cumulative Purchase Payments were $55,000. As shown in the table, when cumulative Purchase Payments are at least $50,000 but less than $100,000, a 4% withdrawal charge applies to Purchase Payments withdrawn at least two complete years from receipt of the Purchase Payment.





   Because the withdrawal was made after the first Contract Year, the free withdrawal amount applies. The free withdrawal amount is equal to 10% of cumulative Purchase Payments ($55,000 x 10% = $5,500). The free withdrawal amount is subtracted from the first Purchase Payment withdrawn ($30,000 - $5,500 = $24,500), and the remaining $24,500 is subject to the 3% withdrawal charge ($24,500 x 3% = $735). The final $5,000 of the withdrawal (which is taken from the second Purchase Payment) is subject to the 4% withdrawal charge ($5,000 x 4% = $200). The total withdrawal charge is $935 ($735 + $200).




(3)    Initial Purchase Payment Period Example: Assume that your initial
       ---------------------------------------
     Purchase Payment on the contract issue date is $30,000. If we do not receive any other Purchase Payments from you during the Initial Purchase Payment Period, the withdrawal charge percentages for this Purchase Payment would be determined as shown in Example (1). However, if you made a subsequent Purchase Payment of $75,000 during the Initial Purchase
                                              ---------------------------
     Payment Period, the $75,000 Purchase Payment would be added to the $30,000
     --------------
     Purchase Payment for the purpose of calculating the cumulative Purchase Payment applicable to both Purchase Payments. Adding $75,000 to $30,000 gives a cumulative Purchase Payment of $105,000. At the $105,000 cumulative Purchase Payment level, the withdrawal charge percentage (as shown in the table above) is 4% during the first year following receipt of the Purchase Payment, 3% during the second and third years following receipt of the Purchase Payment, 2% during the fourth, fifth, and sixth years following receipt of the Purchase Payment, and 1% during the seventh year following receipt of the Purchase Payment. (The number of complete years since the Purchase Payment was received will be measured from the actual dates that the separate $30,000 and $75,000 Purchase Payments were received by us. For this purpose, the separate Purchase Payments will not
                                                                           ---
     be treated as if they were both received on the contract issue date.)





   As described above in the Sales Charge section, the Initial Purchase Payment
     Period ends on the earlier of 90 days after the contract issue date, or the date you make your first withdrawal (except for the two specified types of withdrawals that do not cause the Initial Purchase Payment Period to end). If the Initial Purchase Payment Period ends before the $75,000
              --------------------------------------------------------------
     subsequent Purchase Payment is received, the $30,000 and $75,000 Purchase
     ---------------------------------------
     Payments will not be combined for purposes of calculating the withdrawal
                   ---
     charge percentage on the $30,000 initial Purchase Payment, and the withdrawal charge percentages for the $30,000 Purchase Payment would be determined as shown in Example (1) above (the withdrawal charge percentage for the $30,000 Purchase Payment is 5% during the first two years following receipt of the Purchase Payment, 4% during the third and fourth years following receipt of the Purchase Payment, 3% during the fifth and sixth years following receipt of the Purchase Payment, and 2% during the seventh year following receipt of the Purchase Payment). For purposes of calculating the withdrawal charge percentage on the $75,000 subsequent Purchase Payment, the $30,000 and $75,000 Purchase Payments will be combined, and the withdrawal charge percentage at the $105,000 cumulative Purchase Payment level will apply to the $75,000 Purchase Payment (the withdrawal charge percentage for the $75,000 Purchase Payment is 4% during the first year following receipt of the Purchase Payment, 3% during the second and third years following receipt of the Purchase Payment, 2% during the fourth, fifth, and sixth years following receipt of the Purchase Payment, and 1% during the seventh year following receipt of the Purchase Payment).



REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract, or if a prospective purchaser already had a relationship with us.



NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your Joint Owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6-month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. You must exercise this right no later than 90 days after you or your Joint Owner exits the nursing home or hospital. This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider.


TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your Joint Owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider.


The Nursing Home or Hospital Confinement rider and the Terminal Illness rider are only available for Owners who are age 85 or younger (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.



PREMIUM AND OTHER TAXES



We reserve the right to deduct from Purchase Payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. New York does not currently assess premium taxes on Purchase Payments you make. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.



TRANSFER FEE



We currently allow unlimited transfers without charge during the Accumulation Phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the Investment Portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.



If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.


INCOME TAXES



We reserve the right to deduct from the contract for any income taxes which we incur because of the contract. In general, we believe under current federal income tax law, we are entitled to hold reserves with respect to the contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the contract, and in that event we may deduct such tax from




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the contract. At the present time, however, we are not incurring any such income tax or making any such deductions.


INVESTMENT PORTFOLIO EXPENSES



There are deductions from and expenses paid out of the assets of each Investment Portfolio, which are described in the fee table in this prospectus and the Investment Portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each Investment Portfolio.





5.  ANNUITY PAYMENTS

        (THE INCOME PHASE)

ANNUITY DATE



Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your Annuity Date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity Payments must begin by the first day of the calendar month following the Annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).


When you purchase the contract, the Annuity Date will be the later of the first day of the calendar month after the Annuitant's 90th birthday or 10 years from the date your contract was issued. You can change the Annuity Date at any time before the Annuity Date with 30 days prior notice to us.



PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT YOU HAVE SELECTED. ADDITIONALLY, IF YOU HAVE SELECTED A GUARANTEED MINIMUM INCOME BENEFIT RIDER, ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY GUARANTEED PRINCIPAL ADJUSTMENT THAT MAY BE PROVIDED BY THE RIDER.


ANNUITY PAYMENTS



You (unless another payee is named) will receive the Annuity Payments during the Income Phase. The Annuitant is the natural person(s) whose life we look to in the determination of Annuity Payments.


During the Income Phase, you have the same investment choices you had just before the start of the Income Phase. At the Annuity Date, you can choose whether payments will be:


o  fixed Annuity Payments, or


o  variable Annuity Payments, or



o  a combination of both.



If you don't tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place just before the start of the Income Phase.


If you choose to have any portion of your Annuity Payments based on the Investment Portfolio(s), the dollar amount of your initial payment will vary and will depend upon three things:




1) the value of your contract in the Investment Portfolio(s) just before the start of the Income Phase,



2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and



3)    the Annuity Option elected.


Subsequent variable Annuity Payments will vary with the performance of the Investment Portfolios you selected. (For more information, see "Variable Annuity Payments" below.)


At the time you choose an Annuity Option, you select the AIR, which must be acceptable to us. Currently, you can select an AIR of 3% or 4%. You can change the AIR with 30 days notice to us prior to the Annuity Date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable Annuity Payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable Annuity Payments will decrease.



Your variable Annuity Payment is based on ANNUITY UNITS. An Annuity Unit is an accounting device used to calculate the dollar amount of Annuity Payments. (For more information, see "Variable Annuity Payments" below.)


When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable Annuity Payment, but subsequent variable Annuity Payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the Investment




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



Portfolios. On the other hand, a higher AIR will result in a higher initial variable Annuity Payment than a lower AIR, but later variable Annuity Payments will rise more slowly or fall more rapidly.


A transfer during the Income Phase from a variable Annuity Payment option to a fixed Annuity Payment option may result in a reduction in the amount of Annuity Payments.


If you choose to have any portion of your Annuity Payments be a fixed Annuity Payment, the dollar amount of each fixed Annuity Payment will not change, unless you make a transfer from a variable Annuity Payment option to the fixed Annuity Payment that causes the fixed Annuity Payment to increase. Please refer to the "Annuity Provisions" section of the Statement of Additional Information for more information.


Annuity Payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an Annuity Option. In that case, we may provide your Annuity Payment in a single lump sum instead of Annuity Payments. Likewise, if your Annuity Payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your Annuity Payments are at least $100.



ANNUITY OPTIONS



You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an Annuity Option when you purchase the contract. You can change it at any time before the Annuity Date with 30 days notice to us.


If you do not choose an Annuity Option at the time you purchase the contract, Option 2, which provides a life annuity with 10 years of guaranteed Annuity Payments, will automatically be applied.


You can choose one of the following Annuity Options or any other Annuity Option acceptable to us. After Annuity Payments begin, you cannot change the Annuity Option.


If more than one frequency is permitted under your contract, choosing less frequent payments will result in each Annuity Payment being larger. Annuity options that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or joint Annuitant are alive (such as Options 2 and 4 below) result in Annuity Payments that are smaller than Annuity Options without such a guarantee (such as Options 1 and 3 below). For Annuity Options with a designated period, choosing a shorter designated period will result in each Annuity Payment being larger.


OPTION 1. LIFE ANNUITY. Under this option, we will make Annuity Payments so long as the Annuitant is alive. We stop making Annuity Payments after the Annuitant's death. It is possible under this option to receive only one Annuity Payment if the Annuitant dies before the due date of the second payment or to receive only two Annuity Payments if the Annuitant dies before the due date of the third payment, and so on.


OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make Annuity Payments so long as the Annuitant is alive. If, when the Annuitant dies, we have made Annuity Payments for less than ten years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10 year period.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make Annuity Payments so long as the Annuitant and a second person (joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. We will stop making Annuity Payments after the last survivor's death.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make Annuity Payments so long as the Annuitant and a second person (joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. If, at the last death of the Annuitant and the joint Annuitant, we have made Annuity Payments for less than ten years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10 year period.


OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an Annuity Option under which fixed or variable monthly Annuity Payments are made for a selected number of years as approved by us, currently not less than 10 years. This Annuity Option may be limited or withdrawn by us in our discretion.


We may require proof of age or sex of an Annuitant before making any Annuity Payments under the contract that are measured by the Annuitant's life. If the age or sex of the Annuitant has been misstated, the amount payable will be the amount that the Account Value would have provided at the correct age or sex. Once Annuity Payments have begun, any underpayments will be made up in one sum with the next Annuity Payment. Any overpayments will be deducted from future Annuity Payments until the total is repaid.


You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period Annuity Option (Option 5). You may not commute the fixed Payments for a Designated Period Annuity Option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving Annuitant. Upon the death of the last surviving Annuitant, the Beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable Annuity Options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed Annuity Options, the calculation of the commuted value will be done using the then current Annuity Option rates.


There may be tax consequences resulting from the election of an Annuity Payment option containing a commutation feature (I.E., an Annuity Payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")




Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.



Tax rules with respect to decedent contracts may prohibit the election of Joint and Last Survivor Annuity Options (or income types) and may also prohibit payments for as long as the Owner's life in certain circumstances.


In addition to the Annuity Options described above, we may offer an additional payment option that would allow your Beneficiary to take distribution of the Account Value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both Qualified Contracts and Non-Qualified Contracts.




In the event that you purchased the contract as a Qualified Contract, you must take distribution of the Account Value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an Annuity Option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if Annuity Payments have already begun, the death benefit would be required to be distributed to your Beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.



VARIABLE ANNUITY PAYMENTS



The Adjusted Contract Value (the Account Value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. The first variable Annuity Payment will be based upon the Adjusted Contract Value, the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate variable Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and Annuity Option elected. If, as of the annuity calculation date, the then current variable Annuity Option rates applicable to this class of contracts provide a first Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.


The dollar amount of variable Annuity Payments after the first payment is determined as follows:


o The dollar amount of the first variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Investment Portfolio as of the annuity calculation date. This establishes the number of Annuity Units for each payment. The number of Annuity Units for each applicable Investment Portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the subaccount to which the transfer is made, and the number of Annuity Units will be adjusted for transfers to a fixed Annuity Option. Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.


o The fixed number of Annuity Units per payment in each Investment Portfolio is multiplied by the Annuity Unit value for that Investment Portfolio for the

     Business Day for which the Annuity Payment is being calculated. This result is the dollar amount of the payment for each applicable Investment Portfolio, less any account fee. The account fee will be deducted pro rata out of each Annuity Payment.


o The total dollar amount of each variable Annuity Payment is the sum of all Investment Portfolio variable Annuity Payments.


ANNUITY UNIT. The initial Annuity Unit value for each Investment Portfolio of the Separate Account was set by us. The subsequent Annuity Unit value for each Investment Portfolio is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor (see the Statement of Additional Information for a definition) for the Investment Portfolio for the current Business Day and multiplying the result by a factor for each day since the last Business Day which represents the daily equivalent of the AIR you elected.



FIXED ANNUITY PAYMENTS



The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the Annuity Date will be used to determine a fixed Annuity Payment. The Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current Annuity Option rates applicable to this class of contracts provide an Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made. You may not make a transfer from the fixed Annuity Option to the variable Annuity Option.





6. ACCESS TO YOUR MONEY


You (or in the case of a death benefit, your Beneficiary) can have access to the money in your contract:



(1)    by making a withdrawal (either a partial or a complete withdrawal);



(2)    by electing to receive Annuity Payments; or


(3)    when a death benefit is paid to your Beneficiary.


Under most circumstances, withdrawals can only be made during the Accumulation Phase.



You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")



When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the Account Value of the contract at the end of the Business Day when we receive a written request for a withdrawal:



o  less any applicable withdrawal charge;


o  less any premium or other tax;


o  less any account fee; and


o  less any applicable pro rata GMIB rider charge.



Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the EDCA account and the Investment Portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the Investment Portfolio or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the Account Value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.


We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in Good Order unless the suspension of payments or transfers provision is in effect.


We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract Owner's check that has not yet cleared (I.E., that could still be dishonored by the contract Owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.



How to withdraw all or part of your Account Value:



o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")



o If you would like to have the withdrawal charge waived under the Nursing Home or Hospital Confinement Rider or the Terminal Illness Rider, you must provide satisfactory evidence of confinement to a nursing home or hospital or terminal illness. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")



o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).



o We have to receive your withdrawal request in our Annuity Service Center prior to the Annuity Date or Owner's death.



There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.


SYSTEMATIC WITHDRAWAL PROGRAM



You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total Purchase Payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next Business Day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)


We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death.



INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.


SUSPENSION OF PAYMENTS OR TRANSFERS


We may be required to suspend or postpone payments for withdrawals or transfers for any period when:


o the New York Stock Exchange is closed (other than customary weekend and holiday closings);


o  trading on the New York Stock Exchange is restricted;



o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios; or


o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.





7. LIVING BENEFIT

GUARANTEED INCOME BENEFIT



We offer an optional living benefit rider that, for an additional charge, offers protection against market risk (the risk that your investments may decline in value or underperform your expectations). The type of living benefit rider we currently offer is a guaranteed income benefit. Our guaranteed income benefit rider, called a Guaranteed Minimum Income Benefit (GMIB), is designed to allow you to invest your Account Value in the market while at the same time assuring a specified guaranteed level of minimum fixed Annuity Payments if you elect the Income Phase. The fixed Annuity Payment amount is guaranteed regardless of investment performance or the actual Account Value at the time you annuitize. Prior to exercising the rider and annuitizing your contract, you may make withdrawals up to a maximum level specified in the rider and still maintain the benefit amount. The GMIB rider must be elected at contract issue.


The GMIB is designed to guarantee a predictable, minimum level of fixed Annuity Payments, regardless of the investment performance of your Account Value during the Accumulation Phase. HOWEVER, IF APPLYING YOUR ACTUAL ACCOUNT VALUE AT THE TIME YOU ANNUITIZE THE CONTRACT TO THEN CURRENT ANNUITY PURCHASE RATES (OUTSIDE OF THE RIDER) PRODUCES HIGHER INCOME PAYMENTS, YOU WILL RECEIVE THE HIGHER PAYMENTS, AND THUS YOU WILL HAVE PAID FOR THE RIDER EVEN THOUGH IT WAS NOT USED. Also, prior to exercising the rider, you may make specified withdrawals that reduce your Income Base (as explained below) during the Accumulation Phase and still leave the rider guarantees intact, provided the conditions of the rider are met. Your registered representative can provide you an illustration of the amounts you would receive, with or without withdrawals, if you exercised the rider.



The version of the GMIB available under this contract is the GMIB Max III.


Once a GMIB rider is elected, it cannot be terminated except as discussed below.


FACTS ABOUT GUARANTEED INCOME BENEFIT RIDERS



INCOME BASE AND GMIB ANNUITY PAYMENTS. Under the GMIB Max III, we calculate an "Income Base" (as described below) that determines, in part, the minimum amount you receive as an income payment upon exercising the rider and annuitizing the contract. IT IS IMPORTANT TO RECOGNIZE THAT THIS INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. After a minimum 10-year waiting period, and then only within 30 days following a contract anniversary, you may exercise the rider. We then will apply the Income Base calculated at the time of exercise to the conservative GMIB Annuity Table (as described below) specified in the rider in order to determine your minimum guaranteed lifetime fixed monthly Annuity Payments (your actual payment may be higher than this minimum if, as discussed above, the base contract under its terms would provide a higher payment).


THE GMIB ANNUITY TABLE. The GMIB Annuity Table is specified in the rider. For GMIB Max III, this table is calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per annum. As with other pay-out types, the amount you receive as an income payment also depends on the Annuity Option you select, your age, and your sex. For the GMIB Max III rider, the annuity rates for attained ages 86 to 90 are the same as those for attained age
85. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.


If you exercise the GMIB Max III rider, your Annuity Payments will be the greater of:


o the Annuity Payment determined by applying the amount of the Income Base to the GMIB Annuity Table, or


o the Annuity Payment determined for the same Annuity Option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


If you choose not to receive Annuity Payments as guaranteed under the GMIB Max III, you may elect any of the Annuity Options available under the contract.


OWNERSHIP. If you, the Owner, are a natural person, you must also be the Annuitant. If a non-natural person owns the contract, then the Annuitant will be considered the Owner in determining the Income Base and GMIB Annuity Payments. If Joint Owners are named, the age of the older Joint Owner will be used to determine the Income Base and GMIB Annuity Payments. For the purposes of the Guaranteed Income Benefit section of the prospectus, "you" always means the Owner, oldest Joint Owner or the Annuitant, if the Owner is a non-natural person.



GMIB AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase a GMIB rider.


(See Appendix C for examples illustrating the operation of GMIB Max III.)


DESCRIPTION OF GMIB MAX III



The GMIB Max III rider is available only for Owners up through age 78, and you can only elect the GMIB Max III rider at the time you purchase the contract. THE GMIB MAX III RIDER MAY BE EXERCISED AFTER A 10-YEAR WAITING PERIOD AND THEN ONLY WITHIN 30 DAYS FOLLOWING A CONTRACT ANNIVERSARY, PROVIDED THAT THE EXERCISE MUST OCCUR NO LATER THAN THE 30-DAY PERIOD FOLLOWING THE CONTRACT ANNIVERSARY PRIOR TO THE OWNER'S 91ST BIRTHDAY.


INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.


(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial Purchase Payment. Thereafter, the Highest Anniversary Value will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the Owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Account Value on the date of the recalculation.


The Highest Anniversary Value does not change after the contract anniversary immediately preceding the Owner's 81st birthday, except that it is increased for each subsequent Purchase Payment and reduced proportionally by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge).


(b) Annual Increase Amount: On the date we issue your contract, the "Annual Increase Amount" is equal to your initial Purchase Payment. All Purchase Payments received within 120 days of the date we issue your contract will be treated as part of the initial Purchase Payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:




    (i) is Purchase Payments accumulated at the annual increase rate (as defined below); and



    (ii) is withdrawal adjustments (as defined below) accumulated at the annual increase rate.



The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the Account Value, the Annual Increase Amount is not set equal to the Account Value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the Account Value.


THE ANNUAL INCREASE AMOUNT IS LIMITED TO 325% OF THE GREATER OF: (A) YOUR PURCHASE PAYMENTS OR (B) THE ANNUAL INCREASE AMOUNT AS INCREASED BY THE MOST RECENT OPTIONAL STEP-UP (SEE "OPTIONAL STEP-UP" BELOW). Each time the Annual Increase Amount is increased by an Optional Step-Up, the limit on the Annual Increase Amount is raised to 325% of the new, higher Annual Increase Amount, if it is greater than 325% of your Purchase Payments.


ANNUAL INCREASE RATE. As noted above, we calculate an Income Base under the GMIB rider that helps determine the minimum amount you receive as an income payment upon exercising the rider. One of the factors used in calculating the Income Base is called the "annual increase rate."


Through the contract anniversary immediately prior to the Owner's 91st birthday, the annual increase rate is the greater of:



(a)    5% or


(b)    the required minimum distribution rate (as defined below).


Item (b) only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code.


The required minimum distribution rate equals the greater of:



(1) the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the Contract Year;


(2a) if you enroll only in the Automated Required Minimum Distribution Program,
                   ----
       the total withdrawals during the Contract Year under the Automated Required Minimum Distribution Program, divided by the Annual Increase Amount at the beginning of the Contract Year; or




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



(2b) if you enroll in both the Systematic Withdrawal Program and the Automated
                      ----
        Required Minimum Distribution Program, the total withdrawals during the Contract Year under (i) the Systematic Withdrawal Program (up to a maximum of 5% (item (a) above) of the Annual Increase Amount at the beginning of the Contract Year) and (ii) the Automated Required Minimum Distribution Program (which can be used to pay out any amount above the Systematic Withdrawal Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the Contract Year.


On the first contract anniversary, "at the beginning of the Contract Year" means on the issue date; on a later contract anniversary, "at the beginning of the Contract Year" means on the prior contract anniversary.



See "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With GMIB Max III" below for more information on the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program.



If item (b) above (the required minimum distribution rate) is greater than item

(a) above, and your total withdrawals during a Contract Year, divided by the

Annual Increase Amount at the beginning of the Contract Year, exceed the
                                                              ------
required minimum distribution rate, the required minimum distribution rate is not used to calculate the annual increase rate, and the annual increase rate will be reduced to 5% (item (a) above). Therefore, the annual increase rate for that Contract Year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of Annuity Payments under the GMIB Max III rider.


During the 30 day period following the contract anniversary immediately prior to the Owner's 91st birthday, the annual increase rate is 0%.


WITHDRAWAL ADJUSTMENTS. Withdrawal adjustments in a Contract Year are determined according to (a) or (b):


(a) The withdrawal adjustment for each withdrawal in a Contract Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Value attributed to that withdrawal (including any applicable withdrawal charge); or




(b) If total withdrawals in a Contract Year are not greater than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, and if these withdrawals are paid to you (or to the Annuitant, if the contract is owned by a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that Contract Year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that Contract Year. These withdrawal adjustments will replace the withdrawal adjustments defined in (a) immediately above and be treated as though the corresponding withdrawals occurred at the end of that Contract Year.


As described in (a) immediately above, if in any Contract Year you take cumulative withdrawals that exceed the annual increase rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the Account Value. This reduction may be significant, particularly when the Account Value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of Annuity Payments under the GMIB rider. Limiting your cumulative withdrawals during a Contract Year to not more than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the Contract Year will result in dollar-for-dollar treatment of the withdrawals, as described in (b) immediately above.


(See Appendix C for examples of the calculation of the Income Base, including the Highest Anniversary Value, the Annual Increase Amount, the annual increase rate, and the withdrawal adjustments.)


In determining the GMIB annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the Income Base.


OPTIONAL STEP-UP. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the Account Value. An Optional Step-Up may be beneficial if your Account Value has grown at a rate above the annual increase rate on the Annual Increase Amount (5%). As described below, an Optional Step-Up resets the Annual Increase Amount to the Account Value.

After an Optional Step-Up, the annual increase rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE WILL ALSO RESTART THE 10-YEAR WAITING PERIOD. IN ADDITION, WE MAY RESET THE RIDER CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE WOULD CHARGE FOR THE SAME RIDER AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.


An Optional Step-Up is permitted only if: (1) the Account Value exceeds the Annual Increase Amount immediately before the reset; and (2) the Owner (or older Joint Owner or Annuitant if the contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.


You may elect either: (1) a one-time Optional Step-Up at any contract anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the Account Value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)



We must receive your request to exercise the Optional Step-Up in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Step-Up to occur on that contract anniversary.



Each Optional Step-Up:




(1) resets the Annual Increase Amount to the Account Value on the contract anniversary following the receipt of an Optional Step-Up election;



(2) resets the waiting period to exercise the rider to the tenth contract anniversary following the date the Optional Step-Up took effect;


(3) resets the maximum Annual Increase Amount to a percentage (325%) multiplied by the Annual Increase Amount calculated in (1) above, if greater than the maximum Annual Increase Amount immediately before the Optional Step-Up; and


(4)    may reset the rider charge to a rate that does not exceed the lower of:
     (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Optional Step-Up.



In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Automatic Annual Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.



On the date of the Optional Step-Up, the Account Value on that day will be treated as a single Purchase Payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the reset. All Purchase Payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the step-up.

INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GMIB Max III investment allocation restrictions, see "Purchase - Investment Allocation Restrictions for the GMIB Max III Rider."


If you elect the GMIB Max III, you may not participate in the Dollar Cost Averaging (DCA) program. However, you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination Investment Portfolios are selected in accordance with the investment allocation restrictions.


If you elect the GMIB Max III rider, you must allocate 100% of your Purchase Payments and Account Value among the Investment Portfolios listed in "Purchase
-

Investment Allocation Restrictions for the GMIB Max III Rider" and you will not be able to allocate Purchase Payments or transfer Account Value to a money market Investment Portfolio.

The Investment Portfolios listed in "Purchase - Investment Allocation Restrictions for the GMIB Max III Rider" (other than the Pyramis (Reg. TM) Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GMIB Max III rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max III rider is not selected may offer the potential for higher returns. Before you select the rider, you and your financial representative should carefully consider whether the investment options available with the rider meet your investment objectives and risk tolerance.


Your selling firm may not make one or more of the portfolios available when you apply for the contract and elect the GMIB Max III rider. However, after your contract has been issued with the GMIB Max III rider, all of the GMIB Max Investment Portfolios are available for Purchase Payments or Account Value transfers. Please be aware that your registered representative may not be able to provide you any information or answer any questions you may have about the portfolio(s) that your selling firm does not make available. Therefore, for transactions involving such portfolio(s), you may need to contact us directly, as described in the "Other Information - Requests and Elections" section. Any such transaction will be counted as a transfer for purposes of any applicable transfer fee. (See "Expenses - Transfer Fee.")


Restrictions on Investment Allocations If the GMIB Max III Rider Terminates. If
---------------------------------------------------------------------------
the GMIB Max III rider terminates (see "Terminating the GMIB Max III Rider"),you may no longer allocate subsequent Purchase Payments or transfer Account Value to or among the GMIB Max Investment Portfolios. You may leave Account Value in the GMIB Max Investment Portfolios, but once you transfer Account Value to an Investment Portfolio that is not one of the GMIB Max Investment Portfolios, you will not be permitted to transfer it back to any of the GMIB Max Investment Portfolios. If the GMIB Max III rider terminates, you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the other available investment Portfolios.


POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR GMIB MAX III. In the future, we may choose not to permit Owners of existing contracts with the GMIB Max III rider to make subsequent Purchase Payments if: (a) the GMIB Max III rider is no longer available to new customers, or (b) we make certain changes to the terms of the GMIB Max III rider offered to new customers (for example, if we change the GMIB Max III rider charge; see your contract schedule for a list of the other changes). We will notify Owners of contracts with the GMIB Max III rider in advance if we impose restrictions on subsequent Purchase Payments. If we impose restrictions on subsequent Purchase Payments, contract Owners will still be permitted to transfer Account Value among the Investment Portfolios listed under "Purchase -

Investment Allocation Restrictions for the GMIB Max III Rider ."


GUARANTEED PRINCIPAL OPTION. On each contract anniversary starting with the tenth contract anniversary and through the contract anniversary prior to the Owner's 91st birthday, you may exercise the Guaranteed Principal Option. If the Owner is a non-natural person, the Annuitant's age is the basis for determining the birthday. If there are Joint Owners, the age of the oldest Owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the applicable contract anniversary. The

Guaranteed Principal Option will take effect at the end of this 30-day period following that contract anniversary.



By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your Account Value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:




(a) is Purchase Payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and




(b) the Account Value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.


The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable Investment Portfolio in the ratio the portion of the Account Value in such Investment Portfolio bears to the total Account Value in all Investment Portfolios. IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. IF YOU ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS, YOU SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. However, because Purchase Payments made after 120 days will increase your Account Value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, the GMIB Max III rider may not be appropriate for you if you intend to make additional Purchase Payments after the 120-day period and are purchasing the rider for this feature.



The Guaranteed Principal Adjustment will never be less than zero. IF THE GUARANTEED PRINCIPAL OPTION IS EXERCISED, THE GMIB MAX III RIDER WILL TERMINATE AS OF THE DATE THE OPTION TAKES EFFECT AND NO ADDITIONAL GMIB RIDER CHARGES WILL APPLY THEREAFTER. The variable annuity contract, however, will continue, and the rider's investment allocation restrictions, described above, will no longer apply (except as described above under "Restrictions on Investment Allocations If the GMIB Max III Rider Terminates").



EXERCISING THE GMIB MAX III RIDER. If you exercise the GMIB Max III rider, you must elect to receive Annuity Payments under one of the following fixed Annuity
Options:




(1)    Life annuity with 5 years of Annuity Payments guaranteed.




(2) Joint and last survivor annuity with 5 years of Annuity Payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the Joint Annuitants, who are not spouses, is greater than 10 years. (See "Annuity Payments (The Income Phase).") THIS JOINT AND LAST SURVIVOR ANNUITY OPTION IS ONLY AVAILABLE IF THE YOUNGEST ANNUITANT'S ATTAINED AGE IS 35 OR OLDER.



These options are described in the contract and the GMIB Max III rider.



The GMIB Annuity Table is specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per annum. As with other payout types, the amount you receive as an income payment also depends on the Annuity Option you select, your age, and your sex. The annuity rates for attained ages 86 to 90 are the same as those for attained age 85. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.


If you exercise the GMIB Max III rider, your Annuity Payments will be the greater of:


o the Annuity Payment determined by applying the amount of the Income Base to the GMIB Annuity Table, or

o the Annuity Payment determined for the same Annuity Option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


IF THE AMOUNT OF THE GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB MAX III PRODUCES IS LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING CONTRACT VALUE ON THE ANNUITY DATE TO THE THEN-CURRENT ANNUITY PURCHASE RATES, THEN YOU WOULD HAVE PAID FOR A BENEFIT THAT YOU DID NOT USE.


If you take a full withdrawal of your Account Value, your contract is terminated by us due to its small Account Value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any Income Base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the Income Base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.



ENHANCED PAYOUT RATES. As noted above, the annuity rates in the GMIB Annuity Table are calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per annum. However, the GMIB Max III payout rates are enhanced under the following circumstances.


If you select the GMIB Max III rider and if :


o  your contract was issued on or after your 57th birthday;


o  you begin withdrawals on or after your 62nd birthday;



o your Account Value is fully withdrawn or decreases to zero at or after your 62nd birthday and there is an Income Base remaining; and


o the Annuity Option you select is the single life annuity with 5 years of Annuity Payments guaranteed;


then the annual Annuity Payments under the GMIB Max III rider will equal or exceed 5% of the Income Base (calculated on the date the payments are determined).


If you choose not to receive Annuity Payments as guaranteed under the GMIB Max III, you may elect any of the Annuity Options available under the contract.



TERMINATING THE GMIB MAX III RIDER. Except as otherwise provided in the GMIB Max III rider, the rider will terminate upon the earliest of:


    a) The 30th day following the contract anniversary prior to your 91st birthday;



    b) The date you make a complete withdrawal of your Account Value (if there is an Income Base remaining you will receive payments based on the remaining Income Base) (a pro rata portion of the rider charge will be assessed);




    c) The date you elect to receive Annuity Payments under the contract and you do not elect to receive payments under the GMIB Max III (a pro rata portion of the rider charge will be assessed);




    d) Death of the Owner or Joint Owner (unless the spouse (age 89 or younger) is the Beneficiary and elects to continue the contract), or death of the Annuitant if a non-natural person owns the contract;




    e) A change for any reason of the Owner or Joint Owner or the Annuitant, if a non-natural person owns the contract, subject to our administrative procedures (a pro rata portion of the rider charge will be assessed);



    f)    The effective date of the Guaranteed Principal Option; or


    g) The date you assign your contract (a pro rata portion of the rider charge will be assessed).



Under our current administrative procedures, we will waive the termination of the GMIB Max III rider if you assign a portion of the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or Purchase Payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.



When the GMIB Max III rider terminates, the corresponding GMIB Max III rider charge terminates and the GMIB Max III investment allocation restrictions will no longer apply (except as described above under "Restrictions on Investment Allocations If the GMIB Max III Rider Terminates").



USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GMIB MAX III


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.



Used with the GMIB Max III rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the Income Base on a proportionate basis. (Reducing the Income Base on a proportionate basis could have the effect of reducing or eliminating the value of Annuity Payments under the GMIB Max III rider.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.


Alternatively, you may choose to enroll in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the Income Base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed 5% of the Annual Increase Amount at the beginning of the Contract Year. Any amounts above 5% of the Annual Increase Amount that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect the GMIB Max III rider and enroll in the Systematic Withdrawal Program and elect to receive monthly payments totaling 5% of the Annual Increase Amount, you should also enroll in the Automated Required Minimum Distribution Program and elect to receive your Automated Required Minimum Distribution Program payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.


If you enroll in either the Automated Required Minimum Distribution Program or both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the Income Base being reduced on a proportionate basis, and have the effect of reducing or eliminating the value of Annuity Payments under the GMIB Max III rider.



To enroll in the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.



(See Appendix C for examples illustrating the operation of the GMIB.)





8. PERFORMANCE


We periodically advertise subaccount performance relating to the Investment Portfolios. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including certain death benefit rider charges) and the Investment Portfolio expenses. It does not reflect the deduction of any applicable account fee, sales charge, withdrawal charge, or applicable optional rider charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), account fee, sales charges, withdrawal charges, applicable optional rider charges, and the Investment Portfolio expenses. We will show performance that reflects both the maximum sales charge (5.00% of the Purchase Payment) and the minimum sales charge (1.00% of the Purchase Payment).


For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding Investment Portfolios for the periods commencing from the date on which the particular Investment Portfolio was made available through the Separate Account.


In addition, the performance for the Investment Portfolios may be shown for the period commencing from the inception date of the Investment Portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the Investment Portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


We may advertise the living benefit and death benefit riders using illustrations showing how the benefit works with historical performance of specific Investment Portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying Investment Portfolios.



You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.




9. DEATH BENEFIT

UPON YOUR DEATH



If you die during the Accumulation Phase, we will pay a death benefit to your Beneficiary(ies). The Principal Protection is the standard death benefit for your contract. If you are age 79 or younger at the effective date of your contract, you may select the optional Annual Step-Up Death Benefit rider.


The death benefits are described below. If you have already been issued a contract, please check your contract and riders for the specific provisions applicable to you.


The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Where there are multiple Beneficiaries, the death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. This death benefit amount remains in the Investment Portfolios until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the Investment Portfolios on behalf of the remaining Beneficiaries are subject to investment risk. There is no additional death benefit guarantee.


If you have a Joint Owner, the death benefit will be paid when the first Owner dies. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary, unless instructed otherwise.


If a non-natural person owns the contract, the Annuitant will be deemed to be the Owner in determining the death benefit. If there are Joint Owners, the age of the oldest Owner will be used to determine the death benefit amount.


If we are presented with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.



STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION


The death benefit will be the greater of:



(1)    the Account Value; or




(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge).


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of the change of Owner, reduced proportionately by the




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percentage reduction in Account Value attributable to each partial withdrawal
(including any applicable withdrawal charge) made after such date."


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.



(See Appendix D for examples of the Principal Protection death benefit rider.)


OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP



If you are age 79 or younger at the effective date of your contract, you may select the optional Annual Step-Up Death Benefit rider. If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:


(1)    the Account Value; or




(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge); or



(3)    the highest anniversary value, as defined below.



On the date we issue your contract, the highest anniversary value is equal to your initial Purchase Payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:


o Subsection (2) is changed to provide: "The Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of change of Owner, and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."


o For subsection (3), the highest anniversary value will be recalculated to equal your Account Value as of the effective date of the change of Owner. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the Owner's 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit is equal to the greatest of (1), (2) or (3).



(See Appendix D for examples of the Annual Step-Up death benefit rider.)


GENERAL DEATH BENEFIT PROVISIONS



The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the Beneficiary.


If the Beneficiary under a Qualified Contract is the Annuitant's spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 70 1/2 (which may be more or less than five years after the Annuitant's death).


A Beneficiary must elect the death benefit to be paid under one of the payment options (unless the Owner has previously made the election). The entire death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. For Non-Qualified Contracts, payment must begin within one year of the date of death. For Qualified Contracts, payment must begin no later than the end of the calendar year immediately following the year of death.



We may also offer a payment option, for both Non-Qualified Contracts and certain Qualified Contracts, under


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which your Beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your Beneficiary in order to facilitate the distribution of payments. Your Beneficiary may choose any optional death benefit available under the new contract. Upon the death of your Beneficiary, the death benefit would be required to be distributed to your Beneficiary's Beneficiary at least as rapidly as under the method of distribution in effect at the time of your Beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated Beneficiary is permitted under our procedures to make additional Purchase Payments consisting of monies which are direct transfers (as permitted under tax law) from other Qualified Contracts or Non-Qualified Contracts, depending on which type of contract you own, held in the name of the decedent. Any such additional Purchase Payments would be subject to applicable sales charges and withdrawal charges. Your Beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the Beneficiary under an Annuity Option may only be elected during the 60-day period beginning with the date we receive due proof of death.


If the Owner or a Joint Owner, who is not the Annuitant, dies during the Income Phase, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's death. Upon the death of the Owner or a Joint Owner during the Income Phase, the Beneficiary becomes the Owner.



SPOUSAL CONTINUATION



If the primary Beneficiary is the spouse of the Owner, upon the Owner's death, the Beneficiary may elect to continue the contract in his or her own name. Upon such election, the Account Value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Investment Portfolio in the ratio that the Account Value in the Investment Portfolio bears to the total Account Value. The terms and conditions of the contract that applied prior to the Owner's death will continue to apply, with certain exceptions described in the contract.



For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract.


Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").



Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.



DEATH OF THE ANNUITANT



If the Annuitant, not an Owner or Joint Owner, dies during the Accumulation Phase, you automatically become the Annuitant. You can select a new Annuitant if you do not want to be the Annuitant (subject to our then-current underwriting standards). However, if the Owner is a non-natural person (for example, a trust), then the death of the primary Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.


Upon the death of the Annuitant after Annuity Payments begin, the death benefit, if any, will be as provided for in the Annuity Option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.




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CONTROLLED PAYOUT



You may elect to have the death benefit proceeds paid to your Beneficiary in the form of Annuity Payments for life or over a period of time that does not exceed your Beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the Beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts.





10. FEDERAL INCOME TAX STATUS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.


When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED CONTRACT. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.


If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED CONTRACT.


Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.


TAXATION OF NON-QUALIFIED CONTRACTS



NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the Account Value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.



The following discussion generally applies to Non-Qualified Contracts owned by natural persons.



WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Account Value immediately before the distribution over the Owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the contract.



It is conceivable that certain benefits or the charges for certain benefits such as any of the guaranteed death benefits, could be considered to be taxable each year as deemed distributions from the contract to pay for non-annuity benefits. We currently treat these charges and benefits as an intrinsic part of the annuity contract and do not tax report these as taxable income until distributions are actually made. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.


We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).


ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:


o  made on or after the taxpayer reaches age 59 1/2;



o  made on or after the death of an Owner;



o  attributable to the taxpayer's becoming disabled;



o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated Beneficiary; or




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


o under certain immediate income annuities providing for substantially equal payments made at least annually.


Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.



ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each Annuity Payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the contract has been fully recovered, however, the full amount of each Annuity Payment is subject to tax as ordinary income. In general, the amount of each payment under a variable Annuity Payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the Annuity Payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax adviser as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.


The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed Annuity Option and variable Investment Portfolios, as well as transfers between Investment Portfolios after the annuity starting date. Consult your tax adviser.


Starting in 2011, if your contract allows and you elect to apply less than the entire Account Value of your contract to a pay-out option provided under the contract ("partial annuitization"), an exclusion ratio will apply to the Annuity Payments you receive, provided the payout period is for 10 years or more, or for the life of one or more individuals. Your after-tax Purchase Payments in the contract will be allocated pro rata between the annuitized portion of the contract and the portion that remains deferred. Consult your own independent tax adviser before you partially annuitize your contract.


TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.



See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.



TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an Annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.



WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.



MULTIPLE CONTRACTS. The tax law provides that deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same Owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax adviser.


OWNERSHIP OF THE INVESTMENTS. In certain circumstances, Owners of variable annuity contracts have been considered to be the Owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control




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



over those assets. When this is the case, the contract Owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract Owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract Owner from being treated as the Owner of the Separate Account assets supporting the contract.



FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."


TAXATION OF QUALIFIED CONTRACTS


The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.



WITHDRAWALS. In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.


INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2012, $5,000 plus, for an Owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The contract (and appropriate IRA tax endorsements) have not yet been submitted to the IRS for review and approval as to form. Such approval is not required to constitute a valid Traditional IRA or SIMPLE IRA. Such approval does not constitute an IRS endorsement of the investment options and benefits offered under the contract. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.


SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $11,500 for 2012. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.



ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or

(2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.



PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the Account Value.



TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.


Income tax regulations issued in July 2007 require certain fundamental changes to these arrangements, including: (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and (c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.


The regulations are now in effect, including a prohibition on use of new life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions. Please note that, in light of the regulations, this contract is not available for purchase via a "90-24" transfer.


Recent income tax regulations also provide certain new restrictions on withdrawals of amounts from tax sheltered annuities that are not attributable to salary reduction contributions. Under these regulations, a Section 403(b) contract is permitted to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the participant no earlier than upon the earlier of the participant's severance from employment or upon the prior occurrence of some event such as after a fixed number of years, the attainment of a stated age, or disability. This new withdrawal restriction is applicable for tax sheltered annuity contracts issued on or after January 1, 2009.


Recently enacted legislation allows (but does not require) 403(b) plans that offer designated Roth accounts to permit participants to roll their non-Roth account assets into a designated Roth account under the same plan, provided the non-Roth assets are distributable under the plan and otherwise eligible for rollover.


SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.


SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which

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is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using a contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.


OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have required minimum distribution (RMD) rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.



Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Account Value, as well as all living benefits) must be added to the Account Value in computing the amount required to be distributed over the applicable period.



The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.



For RMDs following the death of the Annuitant of a Qualified Contract, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract Owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.


Distributions from Qualified Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.


"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as Beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.


COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an Annuity Payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of Annuity Payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:



o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.



o The retroactive imposition of the 10% penalty tax on Annuity Payments received prior to the taxpayer attaining age 59 1/2.


o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any Annuity Payments made after such commutation.

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A payee should consult with his or her own tax adviser prior to electing to annuitize the contract and prior to exercising any commutation feature under an Annuity Payment option.


FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.



GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract Owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.



ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.


PUERTO RICO TAX CONSIDERATIONS



The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 PR Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is calculated differently under the 2011 PR Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 PR Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.



TAX BENEFITS RELATED TO THE ASSETS OF THE SEPARATE ACCOUNT



We may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to contract Owners because we are the Owner of the assets from which the tax benefits are derived.



POSSIBLE TAX LAW CHANGES


Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. We will notify you of any changes to your contract. Consult a tax adviser with respect to legislative developments and their effect on the contract.



We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.





11. OTHER INFORMATION

FIRST METLIFE INVESTORS


First MetLife Investors is a stock life insurance company that was organized under the laws of the State of New York on December 31, 1992, as First Xerox Life Insurance Company. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased First

Xerox Life Insurance Company, which on that date changed its name to First Cova Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent of General American Life Insurance Company. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, First MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, First MetLife Investors became a direct subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. First MetLife Investors is licensed to do business only in the State of New York.


THE SEPARATE ACCOUNT


We have established a SEPARATE ACCOUNT, First MetLife Investors Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under New York insurance law on December 31, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.


The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.



We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Account Value.



We are obligated to pay all money we owe under the contracts - such as death benefits and income payments -

even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit or optional Guaranteed Minimum Income Benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. First MetLife Investors is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.


DISTRIBUTOR


We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.


Distributor, and in certain cases, we, have entered into selling agreements with other unaffiliated selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.



Certain Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular Investment Portfolio.


We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of Purchase Payments allocated to the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, and the American Funds Growth Fund for the services it provides in marketing the Funds' shares in connection with the contract.



SELLING FIRMS



As noted above, Distributor, and in certain cases, we, have entered into selling agreements with unaffiliated selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.


COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all unaffiliated selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments by selling firms is 6% of Purchase Payments. Some selling firms may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions beginning in year two up to 0.50% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract Owner elects to begin receiving regular income payments (referred to as "Annuity Payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.



Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.



ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales or Account Values of our variable insurance contracts. They may also include payments we make to cover the cost of marketing or other support services provided for or by registered representatives who may sell our products. Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on Account Values of our variable insurance contracts (including Account Values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with selling firms identified in the Statement of Additional Information.



The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2011, as well as the range of additional compensation paid.)



REQUESTS AND ELECTIONS



We will treat your request for a contract transaction, or your submission of a Purchase Payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a Purchase Payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366. If you send your Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payment to you, or there may be a delay in applying the Purchase Payment or transaction to your contract.



Requests for service may be made:


o  Through your registered representative


o By telephone at (800) 709-2811, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday


o  In writing to our Annuity Service Center


o  By fax at (515) 457-4400 or


o  By Internet at www.metlifeinvestors.com



Some of the requests for service that may be made by telephone or Internet include transfers of Account Value (see "Investment Options - Transfers - Transfers By Telephone or Other Means") and changes to the allocation of future Purchase Payments (see "Purchase - Allocation of Purchase Payments"). We may from time to time permit requests for other types of transactions to be made by telephone or Internet. All transaction requests must be in a form satisfactory to us. Contact us for further information. Some selling firms may restrict the ability of their registered representatives to convey transaction requests by telephone or Internet on your behalf.


A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. If you have any questions, you should contact us or your registered representative before submitting the form or request.


We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to Beneficiaries and Ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.



Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.


CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.


OWNERSHIP



OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.



These rights include the right to:



o  change the Beneficiary.


o change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules).



o  assign the contract (subject to limitation).


o  change the payment option.


o exercise all other rights, benefits, options and privileges allowed by the contract or us.



The Owner is as designated at the time the contract is issued, unless changed. Any change of Owner is subject to our underwriting rules in effect at the time of the request.


JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either Owner, the surviving Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated.


BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. If Joint Owners are named, unless you tell us otherwise, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary (unless you tell us otherwise).


ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base Annuity Payments. You can change the Annuitant at any time prior to the Annuity Date, unless an Owner is not a natural person. Any reference to Annuitant includes any joint Annuitant under an Annuity Option. The Owner and the Annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under the GMIB rider (see "Living Benefit - Guaranteed Income Benefit").



ASSIGNMENT. You can assign a Non-Qualified Contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.


If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.


LEGAL PROCEEDINGS


In the ordinary course of business, First MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, First MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of First MetLife Investors to meet its obligations under the contracts.


FINANCIAL STATEMENTS


Our financial statements and the financial statements of the Separate Account have been included in the SAI.



TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


     Company
     Independent Registered Public Accounting Firm
     Additional Information
     Custodian
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Tax Status of the Contracts
     Financial Statements


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



APPENDIX A

PARTICIPATING INVESTMENT PORTFOLIOS


Below are the advisers and subadvisers and investment objectives of each Investment Portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.



AMERICAN FUNDS INSURANCE SERIES (Reg. TM)

(CLASS 2)


American Funds Insurance Series (Reg. TM) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:


AMERICAN FUNDS GLOBAL GROWTH FUND


INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks long-term growth of capital.


AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND


INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks long-term growth of capital.


AMERICAN FUNDS GROWTH FUND


INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks growth of capital.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)


Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of First MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class A portfolios are available under the contract:


BLACKROCK HIGH YIELD PORTFOLIO


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.


BLACKROCK LARGE CAP CORE PORTFOLIO


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Large Cap Core Portfolio seeks long-term capital growth.


CLARION GLOBAL REAL ESTATE PORTFOLIO



SUBADVISER: CBRE Clarion Securities LLC



INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.


DREMAN SMALL CAP VALUE PORTFOLIO


SUBADVISER: Dreman Value Management, LLC


INVESTMENT OBJECTIVE: The Dreman Small Cap Value Portfolio seeks capital appreciation.


LAZARD MID CAP PORTFOLIO


SUBADVISER: Lazard Asset Management LLC


INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.


LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO


SUBADVISER: ClearBridge Advisors, LLC


INVESTMENT OBJECTIVE: The Legg Mason ClearBridge Aggressive Growth Portfolio seeks capital appreciation.


LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT MID CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MET/FRANKLIN LOW DURATION TOTAL RETURN PORTFOLIO


SUBADVISER: Franklin Advisers, Inc.


INVESTMENT OBJECTIVE: The Met/Franklin Low Duration Total Return Portfolio seeks a high level of current income, while seeking preservation of shareholders' capital.


MET/FRANKLIN MUTUAL SHARES PORTFOLIO


SUBADVISER: Franklin Mutual Advisers, LLC



INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The Portfolio's secondary investment objective is income.



MET/TEMPLETON GROWTH PORTFOLIO


SUBADVISER: Templeton Global Advisors Limited


INVESTMENT OBJECTIVE: The Met/Templeton Growth Portfolio seeks long-term capital growth.


MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.



MORGAN STANLEY MID CAP GROWTH PORTFOLIO



SUBADVISER: Morgan Stanley Investment Management Inc.


INVESTMENT OBJECTIVE: The Morgan Stanley Mid Cap Growth Portfolio seeks capital appreciation.



PIMCO INFLATION PROTECTED BOND PORTFOLIO



SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.


PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.


PIONEER FUND PORTFOLIO (CLASS A)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.


PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.


T. ROWE PRICE LARGE CAP VALUE PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Value Portfolio seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.


VAN KAMPEN COMSTOCK PORTFOLIO


SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.



METROPOLITAN SERIES FUND


Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. The following portfolios are available under the contract:



BLACKROCK BOND INCOME PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO (CLASS A)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Legacy Large Cap Growth Portfolio seeks long-term growth of capital.


BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.


During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)


SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.


INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.



JENNISON GROWTH PORTFOLIO


SUBADVISER: Jennison Associates LLC


INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.



LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (CLASS B)


SUBADVISER: Loomis, Sayles & Company, L.P.


INVESTMENT OBJECTIVE: The Loomis Sayles Small Cap Growth Portfolio seeks long-term capital growth.


MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)


SUBADVISER: Dimensional Fund Advisors LP


INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.


MFS (Reg. TM) TOTAL RETURN PORTFOLIO (CLASS B)


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.


MFS (Reg. TM) VALUE PORTFOLIO (CLASS B)


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Value Portfolio seeks capital appreciation.


OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)


SUBADVISER: OppenheimerFunds, Inc.


INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)


In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.

MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio managed by MetLife Advisers, LLC is also available under the contract:


MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio primarily seeks capital appreciation and secondarily seeks income.


MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are also available under the contract:


SSGA GROWTH AND INCOME ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.


MET INVESTORS SERIES TRUST - GMIB MAX PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are also available under the contract:


ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION PORTFOLIO*


SUBADVISER: AllianceBernstein L.P.


INVESTMENT OBJECTIVE: The AllianceBernstein Global Dynamic Allocation Portfolio seeks capital appreciation and current income.


AQR GLOBAL RISK BALANCED PORTFOLIO*


SUBADVISER: AQR Capital Management, LLC


INVESTMENT OBJECTIVE: The AQR Global Risk Balanced Portfolio seeks total return.


BLACKROCK GLOBAL TACTICAL STRATEGIES PORTFOLIO*


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock Global Tactical Strategies Portfolio seeks capital appreciation and current income.



INVESCO BALANCED-RISK ALLOCATION PORTFOLIO*


SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Invesco Balanced-Risk Allocation Portfolio seeks total return.


JPMORGAN GLOBAL ACTIVE ALLOCATION PORTFOLIO*


SUBADVISER: J.P. Morgan Investment Management Inc.


INVESTMENT OBJECTIVE: The JPMorgan Global Active Allocation Portfolio seeks capital appreciation and current income.



METLIFE BALANCED PLUS PORTFOLIO*


SUBADVISER: Pacific Investment Management Company, LLC


INVESTMENT OBJECTIVE: The MetLife Balanced Plus Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


PYRAMIS (Reg. TM) GOVERNMENT INCOME PORTFOLIO*


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Government Income Portfolio seeks a high level of current income, consistent with preservation of principal.



SCHRODERS GLOBAL MULTI-ASSET PORTFOLIO*


SUBADVISER: Schroder Investment Management North America Inc.


INVESTMENT OBJECTIVE: The Schroders Global Multi-Asset Portfolio seeks capital appreciation and current income.


*These portfolios are only available for investment if the optional GMIB Max III rider is elected. (See "Purchase - Investment Allocation Restrictions for the GMIB Max III Rider.")

APPENDIX B

EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS


In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be the guaranteed minimum interest rate, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent Purchase Payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.



6-MONTH EDCA


The following example demonstrates how the 6-month EDCA program operates when multiple Purchase Payments are allocated to the program. The example assumes that a $12,000 Purchase Payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 1% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:



Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount



At the beginning of the 4th month, a second Purchase Payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is also credited with a 1% effective annual interest rate. This second Purchase Payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the Account Value in the 1st Payment Bucket until exhausted and then against the Account Value in the 2nd Payment Bucket until it is exhausted.





                                                                      ---- Account Values----
 Beg of     Amount Allocated         Actual             EDCA         1st Payment     2nd Payment
  Month          to EDCA         EDCA Transfer     Account Value        Bucket         Bucket
--------   ------------------   ---------------   ---------------   -------------   ------------
    1            $12,000             $2,000           $10,000          $10,000
    2                                $2,000           $ 8,008          $ 8,008
    3                                $2,000           $ 6,015          $ 6,015
    4*           $ 6,000             $3,000           $ 9,020          $ 3,020         $6,000
    5                                $3,000           $ 6,027          $    22         $6,005
    6                                $3,000           $ 3,032                0         $3,032
    7                                $3,000           $    35                0         $   35
    8                                $   35                 0                0              0



* At the beginning of the 4th month, a $6,000 Purchase Payment is added to the EDCA account. This amount ($6,000) is allocated to the 2nd Payment Bucket. As described above, this second Purchase Payment causes the monthly EDCA transfer amount to increase from $2,000 to $3,000. Therefore, $3,000 is transferred from the 1st Payment Bucket, leaving $3,020 in the 1st Payment Bucket ($6,015 (1st Payment Bucket Account Value from the 3rd month) + $5 (3rd month's EDCA interest calculated using the formula shown above) - $3,000 (monthly transfer) = $3,020). The total EDCA Account Value at the beginning of the 4th month is $9,020 ($3,020 in the 1st Payment Bucket + $6,000 in the 2nd Payment Bucket = $9,020).

12-MONTH EDCA


The following example demonstrates how the 12-month EDCA program operates when multiple Purchase Payments are allocated to the program. The example assumes that a $24,000 Purchase Payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 1% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:



Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x


(1+EDCA Rate)(1/12) - EDCA Transfer Amount



At the beginning of the 6th month, a second Purchase Payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is also credited with a 1% effective annual interest rate. This second Purchase Payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the Account Value in the 1st Payment Bucket until exhausted and then against the Account Value in the 2nd Payment Bucket until it is exhausted.





                                                                      ---- Account Values----
 Beg of     Amount Allocated         Actual             EDCA         1st Payment     2nd Payment
  Month          to EDCA         EDCA Transfer     Account Value        Bucket         Bucket
--------   ------------------   ---------------   ---------------   -------------   ------------
    1      $24,000                   $2,000           $22,000          $22,000
    2                                $2,000           $20,018          $20,018
    3                                $2,000           $18,035          $18,035
    4                                $2,000           $16,050          $16,050
    5                                $2,000           $14,063          $14,063
    6*     $12,000                   $3,000           $23,075          $11,075         $12,000
    7                                $3,000           $20,094          $ 8,084         $12,010
    8                                $3,000           $17,111          $ 5,091         $12,020
    9                                $3,000           $14,125          $ 2,095         $12,030
   10                                $3,000           $11,137                0         $11,137
   11                                $3,000           $ 8,146                0         $ 8,146
   12                                $3,000           $ 5,153                0         $ 5,153
   13                                $3,000           $ 2,157                0         $ 2,157
   14                                $2,159                 0                0               0



* At the beginning of the 6th month, a $12,000 Purchase Payment is added to the EDCA account. This amount ($12,000) is allocated to the 2nd Payment Bucket. As described above, this second Purchase Payment causes the monthly EDCA transfer amount to increase from $2,000 to $3,000. Therefore, $3,000 is transferred from the 1st Payment Bucket, leaving $11,075 in the 1st Payment Bucket ($14,063 (1st Payment Bucket Account Value from the 5th month) + $12 (5th month's EDCA interest calculated using the formula shown above) - $3,000 (monthly transfer) = $11,075). The total EDCA Account Value at the beginning of the 6th month is $23,075 ($11,075 in the 1st Payment Bucket + $12,000 in the 2nd Payment Bucket = $23,075).

APPENDIX C

GMIB MAX III EXAMPLES


The purpose of these examples is to illustrate the operation of the GMIB Max
III. Example (7) shows how required minimum distributions affect the Income Base when the GMIB Max III is elected with an IRA contract (or another contract subject to Section 401(a)(9) of the Internal Revenue Code).


The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the Investment Portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES.



(1) WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT


  Dollar-for-dollar adjustment when withdrawal is less than or equal to 5% of
  ---------------------------------------------------------------------------
      the Annual Increase Amount from the prior contract anniversary
      --------------------------------------------------------------



    Assume the initial Purchase Payment is $100,000 and the GMIB Max III is selected. Assume that during the first Contract Year, $5,000 is withdrawn. Because the withdrawal is less than or equal to 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($100,000 increased by 5% per year, compounded annually, less $5,000 = $100,000). Assuming no other Purchase Payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually).



    Proportionate adjustment when withdrawal is greater than 5% of the Annual
    -------------------------------------------------------------------------
      Increase Amount from the prior contract anniversary
      ---------------------------------------------------



    Assume the initial Purchase Payment is $100,000 and the GMIB Max III is selected. Assume the Account Value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually). Assume that on the first contract anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($105,000) multiplied by the percentage reduction in the Account Value attributed to that entire withdrawal: 10% (the $10,000 withdrawal reduced the $100,000 Account Value by 10%). Therefore, the new Annual Increase Amount is $94,500 ($105,000 x 10% = $10,500; $105,000 - $10,500 = $94,500). (If
      multiple withdrawals are made during a Contract Year - for example, two $5,000 withdrawals instead of one $10,000 withdrawal - and those withdrawals total more than 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced proportionately by each of the withdrawals made during that Contract Year and there will be no dollar-for-dollar withdrawal adjustment for the Contract Year.) Assuming no other Purchase Payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $99,225 ($94,500 increased by 5% per year, compounded annually).



(2) THE 5% ANNUAL INCREASE AMOUNT


    Example
    -------



    Assume the Owner of the contract is a male, age 55 at issue, and he elects the GMIB Max III rider. He makes an initial Purchase Payment of $100,000, and makes no additional Purchase Payments or partial withdrawals. On the contract issue date, the 5% Annual Increase Amount is equal to $100,000 (the initial Purchase Payment). The 5% Annual Increase Amount is calculated at each contract anniversary (through the contract anniversary prior to the Owner's 91st birthday. At the tenth contract anniversary, when the Owner is age 65, the 5% Annual Increase Amount is $162,889 ($100,000 increased by 5% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.



    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------



    Assume that you make an initial Purchase Payment of $100,000. Prior to annuitization, your Account Value fluctuates above and below your initial Purchase Payment depending on the investment performance of the investment options you selected. Your Purchase Payments accumulate at the annual increase rate of 5%, until the contract anniversary prior to the contract Owner's 91st birthday. Your Purchase Payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your Purchase Payments accumulated at 5% a year adjusted for withdrawals and charges -
     "the 5% Annual Increase Amount") is the value upon which future income payments can be based.


[GRAPHIC APPEARS HERE]






    Graphic Example: Determining your guaranteed lifetime income stream
    -------------------------------------------------------------------



    Assume that you decide to annuitize your contract and begin taking Annuity
      Payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the GMIB Annuity Table to determine your lifetime Annuity Payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND THE CHARGE FOR THE BENEFIT.



[GRAPHIC APPEARS HERE]







(3) THE HIGHEST ANNIVERSARY VALUE ("HAV")


    Example
    -------



  Assume, as in the example in section (2) above, the Owner of the contract is a male, age 55 at issue, and he elects the GMIB Max III rider. He makes an initial Purchase Payment of $100,000, and makes no additional Purchase Payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial Purchase Payment). Assume the Account Value on the first contract anniversary is $108,000 due to good market performance. Because the Account Value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the Account Value ($108,000). Assume the Account Value on the second contract anniversary is $102,000 due to poor market performance. Because the Account Value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.


    Assume this process is repeated on each contract anniversary until the tenth contract anniversary, when the Account Value is $155,000 and the Highest Anniversary Value is $150,000. The Highest Anniversary Value is set equal to the Account Value ($155,000). See section (4) below for an example of the exercise of the GMIB Max III rider.



    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------



    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the Account Value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract Owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]






  Graphic Example: Determining your guaranteed lifetime income stream
  -------------------------------------------------------------------



    Assume that you decide to annuitize your contract and begin taking Annuity
      Payments after 20 years. In this example, the Highest Anniversary Value is higher than the Account Value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the GMIB Annuity Table to determine your lifetime Annuity Payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND THE CHARGE FOR THE BENEFIT.



[GRAPHIC APPEARS HERE]







(4) PUTTING IT ALL TOGETHER


    Example
    -------



    Continuing the examples in sections (2) and (3) above, assume the Owner chooses to exercise the GMIB Max III rider at the tenth contract anniversary and elects a life annuity with 5 years of Annuity Payments guaranteed. Because the 5% Annual Increase Amount ($162,889) is greater than the Highest Anniversary Value ($155,000), the 5% Annual Increase Amount ($162,889) is used as the Income Base. The Income Base of $162,889 is applied to the GMIB Annuity Table. This yields Annuity Payments of $533 per month for life, with a minimum of 5 years guaranteed. (If the same Owner were instead age 70, the Income Base of $162,889 would yield monthly payments of $611; if the Owner were age 75, the Income Base of $162,889 would yield monthly payments of $717.)


  Assume the Owner chooses to exercise the GMIB Max III rider at the 25th contract anniversary and elects a life annuity with 5 years of Annuity Payments guaranteed. Assume the Account Value has declined due to poor market performance. The 5% Annual Increase Amount would be limited to the maximum of 325% of the total Purchase Payments, which equals $325,000. Because the 5% Annual Increase Amount ($325,000) is greater than the Highest Anniversary Value ($155,000), the 5% Annual Increase Amount ($325,000) is used as the Income Base. The Income Base of $325,000 is applied to the GMIB Annuity Table. This yields Annuity Payments of $1,713 per month for life, with a minimum of 5 years guaranteed. (If the same Owner were instead age 85, the Income Base of $325,000 would yield monthly payments of $2,097.)



    The above example does not take into account the impact of premium and other taxes. As with other pay-out types, the amount you receive as an income payment depends on your age, sex, and the income type you select. THE INCOME BASE IS NOT AVAILABLE FOR

     CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND THE CHARGE FOR THE BENEFIT.


    Graphic Example
    ---------------



    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the Income Bases and the Account Value will cease to exist. Also, the GMIB Max III may only be exercised no later than the contract anniversary prior to the contract Owner's 91st birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.



[GRAPHIC APPEARS HERE]







    With the GMIB, the Income Base is applied to special, conservative GMIB annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the Account Value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your Account Value would provide greater income than would the amount provided under the GMIB, you will have paid for the GMIB although it was never used.



[GRAPHIC APPEARS HERE]






(5) THE GUARANTEED PRINCIPAL OPTION



    Assume your initial Purchase Payment is $100,000 and no withdrawals are taken. Assume that the Account Value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.



    The effects of exercising the Guaranteed Principal Option are:



    1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the Account Value 30 days after the 10th contract anniversary bringing the Account Value back up to $100,000.



    2) The GMIB Max III rider and rider fee terminates as of the date that the adjustment is made to the Account Value; the variable annuity contract continues.


The GMIB Max III allocation and transfer restrictions terminate as of the date that the adjustment is made to the Account Value.




[GRAPHIC APPEARS HERE]







    *Withdrawals reduce the original Purchase Payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.



(6) THE OPTIONAL STEP UP: AUTOMATIC ANNUAL STEP-UP



Assume your initial investment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your Account Value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your Account Value is higher than your 5% Annual Increase Amount, an Optional Step-Up will automatically occur.



The effect of the Optional Step-Up is:


   (1) The 5% Annual Increase Amount automatically resets from $105,000 to $110,000;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Max III is reset to 10 years from the first contract anniversary;



   (3) The GMIB Max III rider charge may be reset to the fee we charge new contract Owners for the same GMIB Max III rider at that time; and



   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.



The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your Account Value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your Account Value is higher than your 5% Annual Increase Amount, an Optional Step-Up will automatically occur.



The effect of the Optional Step-Up is:


   (1) The 5% Annual Increase Amount automatically resets from $115,500 to $120,000;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Max III is reset to 10 years from the second contract anniversary;



   (3) The GMIB Max III rider charge may be reset to the fee we charge new contract Owners for the same GMIB Max III rider at that time; and



   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.



Assume your Account Value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your Account Value would exceed the 5% Annual Increase Amount and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).



The effect of each Optional Step-Up is:



   (1) The 5% Annual Increase Amount automatically resets to the higher Account Value;



   (2) The 10-year waiting period to annuitize the contract under the GMIB Max III is reset to 10 years from the date of the Optional Step-Up;



   (3) The GMIB Max III rider charge may be reset to the fee we charge new contract Owners for the same GMIB Max III rider at that time; and



   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.



The 5% Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your Account Value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your Account Value is lower than your

5% Annual Increase Amount. However, because the Optional Step-Up has locked in previous gains, the 5% Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional Purchase Payments and/or withdrawals) through the contract anniversary prior to your 91st birthday, subject to the 325% maximum increase limitation on the Annual Increase Amount. Also, please note:



   (1) The 10-year waiting period to annuitize the contract under the GMIB Max III remains at the 17th contract anniversary (10 years from the date of the last Optional Step-Up);


   (2) The GMIB Max III rider charge remains at its current level; and


   (3) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


[GRAPHIC APPEARS HERE]






(7) REQUIRED MINIMUM DISTRIBUTION EXAMPLES -  GMIB MAX III



The following examples only apply to IRAs and other contracts subject to
Section 401(a)(9) of the Internal Revenue Code. Assume an IRA contract is issued on September 1, 2012 and the GMIB Max III rider is selected. Assume that on the first contract anniversary (September 1, 2013), the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2013 with respect to this contract is $6,000, and the required minimum distribution amount for 2014 with respect to this contract is $7,200. Assume that on both the first contract anniversary (September 1, 2013) and the second contract anniversary (September 1, 2014) the Account Value is $100,000. On the second contract anniversary, the annual increase rate is the greatest of:



   (a) 5%;



   (b) the total withdrawals during the Contract Year under the Automated Required Minimum Distribution program and/or the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the Contract Year), divided by the Annual Increase Amount at the beginning of the Contract Year; or


   (c) the required minimum distribution amount for 2013 ($6,000) or for 2014 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2013 ($100,000).


Because $7,200 (the required minimum distribution amount for 2014) is greater than $6,000 (the required minimum distribution amount for 2013), (c) is equal to $7,200 divided by $100,000, or 7.2%.



  Withdrawals Through the Automated Required Minimum Distribution Program
  -----------------------------------------------------------------------



  If the contract Owner enrolls in the Automated Required Minimum Distribution
      Program and elects monthly withdrawals, the Owner will receive $6,800 over the second Contract Year (from September 2013 through August 2014). Assuming the Owner makes no withdrawals outside the Automated Required Minimum Distribution Program, on September 1, 2014, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2013 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn through the Automated Required Minimum Distribution Program ($6,800):
      $100,000 increased by 7.2% = $107,200; $107,200 - $6,800 = $100,400.




    (Why does the contract Owner receive $6,800 under the Automated Required
      Minimum Distribution Program in this example? From September through December 2013, the Owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2013 divided by 12). From January through August 2014, the Owner receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2014 divided by 12).

     The Owner receives $2,000 in 2013 and $4,800 in 2014, for a total of $6,800.)



  Withdrawals Outside the Automated Required Minimum Distribution Program
  -----------------------------------------------------------------------



  If the contract Owner withdraws the $6,000 required minimum distribution amount for 2013 in December 2013 and makes no other withdrawals from September 2013 through August 2014, the Annual Increase Amount on September 1, 2014 will be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2013 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($6,000):
      $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.


  If the contract Owner withdraws the $7,200 required minimum distribution amount for 2014 in January 2014 and makes no other withdrawals from September 2013 through August 2014, the Annual Increase Amount on September 1, 2014 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2013 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($7,200):
      $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.



  Withdrawals in Excess of the Required Minimum Distribution Amounts
  ------------------------------------------------------------------



    Assume the contract Owner withdraws $7,250 on September 1, 2013 and makes no other withdrawals before the second contract anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2013 and 2014, the annual increase rate will be 5% and the Annual Increase Amount on the second contract anniversary (September 1, 2014) will be $97,387.50. On September 1, 2013, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in the Account Value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 x 7.25% = $7,250; $100,000 -
      $7,250 = $92,750). Assuming no other Purchase Payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount on the second contract anniversary (September 1, 2014) will be $97,387.50 ($92,750 increased by 5% per year compounded annually).



  No Withdrawals
  --------------



    If the contract Owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this contract, the Annual Increase Amount on September 1, 2014 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2013 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn from the contract ($0). Under the GMIB Max III, the Annual Increase Amount is limited to a maximum of 325% of your Purchase Payments or, if greater, 325% of the Annual Increase Amount as increased by the most recent Optional Step-Up.

APPENDIX D

DEATH BENEFIT EXAMPLES


The investment results shown in the examples below are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by a contract Owner and the investment experience of the Investment Portfolios chosen. THE EXAMPLES BELOW DO NOT REFLECT THE DEDUCTION OF FEES AND EXPENSES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES. All amounts are rounded to the nearest dollar.




PRINCIPAL PROTECTION DEATH BENEFIT


The purpose of this example is to show how partial withdrawals reduce the Principal Protection death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.





                                                         DATE                          AMOUNT
                                            ------------------------------   -------------------------
   A    Initial Purchase Payment                      10/1/2012              $100,000
   B    Account Value                                 10/1/2013              $104,000
                                            (First Contract Anniversary)
   C    Death Benefit                              As of 10/1/2013           $104,000
                                                                             (= greater of A and B)
   D    Account Value                                 10/1/2014              $ 90,000
                                            (Second Contract Anniversary)
   E    Death Benefit                                 10/1/2014              $100,000
                                                                             (= greater of A and D)
   F    Withdrawal                                    10/2/2014              $  9,000
   G    Percentage Reduction in Account               10/2/2014                        10%
        Value                                                                (= F/D)
   H    Account Value after Withdrawal                10/2/2014              $ 81,000
                                                                             (= D-F)
   I    Purchase Payments reduced for              As of 10/2/2014           $ 90,000
        Withdrawal                                                           (= A-(A x G))
   J    Death Benefit                                 10/2/2014              $ 90,000
                                                                             (= greater of H and I)

Notes to Example
----------------


Purchaser is age 60 at issue.



The Account Values on 10/1/2014 and 10/2/2014 are assumed to be equal prior to the withdrawal.

ANNUAL STEP-UP DEATH BENEFIT


The purpose of this example is to show how partial withdrawals reduce the Annual Step-Up death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.





                                                               DATE                          AMOUNT
                                                  ------------------------------   -------------------------
   A    Initial Purchase Payment                            10/1/2012              $100,000
   B    Account Value                                       10/1/2013              $104,000
                                                  (First Contract Anniversary)
   C    Death Benefit (Highest Anniversary               As of 10/1/2013           $104,000
        Value)                                                                     (= greater of A and B)
   D    Account Value                                       10/1/2014              $ 90,000
                                                  (Second Contract Anniversary)
   E    Death Benefit (Highest Contract Year                10/1/2014              $104,000
        Anniversary)                                                               (= greater of B and D)
   F    Withdrawal                                          10/2/2014              $  9,000
   G    Percentage Reduction in Account                     10/2/2014                        10%
        Value                                                                      (= F/D)
   H    Account Value after Withdrawal                      10/2/2014              $ 81,000
                                                                                   (= D-F)
   I    Highest Anniversary Value reduced for            As of 10/2/2014           $ 93,600
        Withdrawal                                                                 (= E-(E x G))
   J    Death Benefit                                       10/2/2014              $ 93,600
                                                                                   (= greater of H and I)

Notes to Example
----------------


Purchaser is age 60 at issue.



The Account Values on 10/1/2014 and 10/2/2014 are assumed to be equal prior to the withdrawal.

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY


              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE


                                      AND


                   FIRST METLIFE INVESTORS INSURANCE COMPANY


                                    CLASS O


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED APRIL 30, 2012, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.



THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.



THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED APRIL 30, 2012.


SAI-0412NYO

TABLE OF CONTENTS                           PAGE


COMPANY.................................     3
INDEPENDENT REGISTERED PUBLIC ACCOUNTING
  FIRM..................................     3
ADDITIONAL INFORMATION..................     4
CUSTODIAN...............................     4
DISTRIBUTION............................     4
     Reduction or Elimination of the
       Withdrawal Charge................     5
CALCULATION OF PERFORMANCE INFORMATION..     6
     Total Return.......................     6
     Historical Unit Values.............     6
     Reporting Agencies.................     7
ANNUITY PROVISIONS......................     7
     Variable Annuity...................     7
     Fixed Annuity......................     8
     Mortality and Expense Guarantee....     9
     Legal or Regulatory Restrictions
       on Transactions..................     9
TAX STATUS OF THE CONTRACTS.............     9
FINANCIAL STATEMENTS....................    11

COMPANY

First MetLife Investors Insurance Company (First MetLife Investors or the Company) is a stock life insurance company that was organized under the laws of the State of New York on December 31, 1992, as First Xerox Life Insurance Company. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased First Xerox Life Insurance Company, which on that date changed its name to First Cova Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent of General American Life Insurance Company. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, First MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, First MetLife Investors became a direct subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


On December 31, 2002, MetLife entered into a net worth maintenance agreement with the Company. Under the agreement, MetLife agreed, without limitation as to the amount, to cause the Company to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2011, the capital and surplus of the Company was in excess of these minimum capital and surplus levels. MetLife and the Company entered into the agreement in part to enhance and maintain the financial strength of the Company as set forth in the agreement. Creditors of the Company (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of the Company with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to the Company. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Standard & Poor's Corp. without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.


First MetLife Investors is presently licensed to do business only in the State of New York.




INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements and financial highlights comprising each of the Sub-Accounts of First MetLife Investors Variable Annuity Account One, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The financial statements of First MetLife Investors Insurance Company, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The consolidated financial statements, and the related financial statement schedules, incorporated by reference in this Statement of Additional Information from the MetLife, Inc. and subsidiaries' ("MetLife's") Annual Report on Form 10-K, and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2011, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which express (1) an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph regarding changes in MetLife's method of accounting for the recognition and presentation of other-than-temporary impairment losses for certain investments as required by accounting guidance adopted on April 1, 2009, and, (2) an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


The principal business address of Deloitte & Touche LLP is Two World Financial Center, New York, New York 10281-1414.




ADDITIONAL INFORMATION

As noted above in the "Company" section of this Statement of Additional Information, MetLife has entered into a net worth maintenance agreement with the Company. As permitted by SEC rules, we are incorporating by reference into this Statement of Additional Information the following documents or portions thereof, as described, which have been filed with the SEC, which means that these documents or portions thereof, as described, are legally a part of this Statement of Additional Information:



(i) The consolidated financial statements and financial statement schedules from MetLife and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 28, 2012 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov; and


(ii) MetLife's Current Report on Form 8-K filed with the SEC on March 5, 2012 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.



You should only consider MetLife's financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above as bearing on the ability of MetLife to meet its obligations under the net worth maintenance agreement.




CUSTODIAN

First MetLife Investors Insurance Company, 200 Park Avenue, New York, NY 10166, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.




DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.


The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.


MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.



Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:






                                           Aggregate Amount of
                                           Commissions Retained
                  Aggregate Amount of      by Distributor After
                  Commissions Paid to      Payments to Selling
Fiscal year           Distributor                 Firms
-------------    ---------------------    ---------------------
2011             $62,734,342              $0
2010             $38,941,801              $0
2009             $30,447,865              $0


Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.


As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2011 ranged from $0 to $25,311,993.* The amount of commissions paid to selected selling firms during 2011 ranged from $90 to $7,669,125. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2011 ranged from $90 to $27,970,665.*



* For purposes of calculating this range, the additional compensation (non-commission) amounts received by a selling firm includes additional compensation received by the firm for the sale of insurance products issued by our affiliates MetLife Investors Insurance Company, MetLife Investors USA Insurance Company and MetLife Insurance Company of Connecticut.



The following list sets forth the names of selling firms that received additional compensation in 2011 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products. The selling firms are listed in alphabetical order.


Ameriprise Financial Services, Inc.

AXA Advisors, LLC
BBVA Compass Investment Solutions, Inc.

Capital Investments Group, Inc.
CCO Investment Services Corp.
Centaurus Financial, Inc.
Citigroup Global Markets, Inc.

Commonwealth Financial Network

CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Essex National Securities, Inc.
FSC Securities Corporation
First Allied Securities, Inc.
First Tennessee Brokerage, Inc.

Founders Financial Securities, LLC
H. D. Vest Investment Securities, Inc.
J.J.B. Hilliard, W.L. Lyons, LLC
ING Financial Partners, Inc.
Investment Professionals, Inc.
Janney Montgomery Scott, LLC

Key Investment Services LLC

Lincoln Financial Advisors Corporation.

Lincoln Financial Securities Corporation
Lincoln Investment Planning, Inc.
LPL Financial LLC

M&T Securities, Inc.
Merrill Lynch, Inc.

Morgan Keegan & Company, Inc.

Morgan Stanley Smith Barney, LLC
National Planning Corporation

NEXT Financial Group

NFP Securities, Inc.
PFS Investments Inc.
PNC Investments LLC

ProEquities, Inc.

Raymond James & Associates, Inc.

Raymond James Financial Services, Inc.

RBC Wealth Management

Royal Alliance Associates, Inc.

SagePoint Financial, Inc.

Sammons Securities Company, LLC
Securities America, Inc.

Sigma Financial Corporation
Stifel, Nicolaus & Company, Incorporated

Tower Square Securities, Inc.

Transamerica Financial Advisors, Inc.

UBS Financial Services, Inc.
U.S. Bancorp Investments, Inc.

United Planners' Financial Services of America
ValMark Securities, Inc.

Wall Street Financial Group, Inc.

Walnut Street Securities, Inc.
Wells Fargo Advisors, LLC
Wells Fargo Advisors Financial Network, LLC

Woodbury Financial Services, Inc.



There are other broker dealers who receive compensation for servicing our contracts, and the Account Value of the contracts or the amount of added Purchase Payments received may be included in determining their additional compensation, if any.




REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:

1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.


2. The total amount of Purchase Payments to be received will be considered. Per contract sales expenses are likely to be less on larger Purchase Payments than on smaller ones.


3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.



The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a withdrawal charge waiver, we may provide an Account Value credit.





CALCULATION OF PERFORMANCE INFORMATION


TOTAL RETURN



From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an Investment Portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.


Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Separate Account product charges (including death benefit rider charges), the expenses for the underlying Investment Portfolio being advertised, and any applicable account fee, sales charge, withdrawal charge or GMIB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:



  P (1 + T)n = ERV


Where:


  P = a hypothetical initial payment of $1,000


  T = average annual total return


  n = number of years


  ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.


The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any account fee, sales charge, withdrawal charge or applicable GMIB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.



Owners should note that the investment results of each Investment Portfolio will fluctuate over time, and any presentation of the Investment Portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.




HISTORICAL UNIT VALUES



The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations.

These illustrations will be based on actual Accumulation Unit values.


In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the Investment Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.




REPORTING AGENCIES



The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.



The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.


The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.


Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.




ANNUITY PROVISIONS


VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.



The Adjusted Contract Value (the Account Value, less any applicable premium taxes, account fee, and any prorated rider charge) will be applied to the applicable Annuity Table to determine the first Annuity Payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. The dollar amount of the first variable Annuity Payment is determined as follows:
The first variable Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate variable Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and Annuity Option elected. If, as of the annuity calculation date, the then current variable Annuity Option rates applicable to this class of contracts provide a first Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.


The dollar amount of variable Annuity Payments after the first payment is determined as follows:




1. the dollar amount of the first variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Investment Portfolio as of the annuity calculation date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units for each applicable Investment Portfolio remains fixed during the annuity period, unless you transfer values from the Investment Portfolio to another Investment Portfolio;



2. the fixed number of Annuity Units per payment in each Investment Portfolio is multiplied by the Annuity Unit value for that Investment Portfolio for the Business

     Day for which the Annuity Payment is being calculated. This result is the dollar amount of the payment for each applicable Investment Portfolio, less any account fee. The account fee will be deducted pro rata out of each Annuity Payment.

The total dollar amount of each variable Annuity Payment is the sum of all Investment Portfolio variable Annuity Payments.


ANNUITY UNIT - The initial Annuity Unit value for each Investment Portfolio of the Separate Account was set by us.


The subsequent Annuity Unit value for each Investment Portfolio is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the Investment Portfolio for the current Business Day and multiplying the result by a factor for each day since the last Business Day which represents the daily equivalent of the AIR you elected.


(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.


(2) the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.


NET INVESTMENT FACTOR - The net investment factor for each Investment Portfolio is determined by dividing A by B and multiplying by (1-C) where:




A is (i) the net asset value per share of the portfolio at the end of the current Business Day; plus

    (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current Business Day.



B is the net asset value per share of the portfolio for the immediately preceding Business Day.



C is (i) the Separate Account product charges and for each day since the last Business Day. The daily charge is equal to the annual Separate Account product charges divided by 365; plus


    (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:



o You may not make a transfer from the fixed Annuity Option to the variable Annuity Option;

o Transfers among the subaccounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the subaccount to which the transfer is made, so that the next Annuity Payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units; and



o You may make a transfer from the variable Annuity Option to the fixed Annuity Option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of Annuity Units representing your interest in the subaccount per Annuity Payment; (b) is the Annuity Unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the Annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the Annuity Date for the Annuity Option elected. Amounts transferred to the fixed Annuity Option will be applied under the Annuity Option elected at the attained age of the Annuitant at the time of the transfer using the fixed Annuity Option table. If at the time of transfer, the then current fixed Annuity Option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and Annuity Unit values will be determined as of the end of the Business Day on which the Company receives a notice.



FIXED ANNUITY



A fixed annuity is a series of payments made during the Annuity Phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the Annuity Date will be used to determine the fixed annuity monthly payment. The monthly Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current Annuity Option rates applicable to this class of contracts provide an Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.




MORTALITY AND EXPENSE GUARANTEE



The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.




LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS



If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making Annuity Payments until instructions are received from the appropriate regulator.





TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.



DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract Owners of gains under their contracts. Consult your tax adviser prior to purchase.


If underlying fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the Separate Accounts investing in the underlying fund may fail the diversification requirements of Section 817, which could have adverse tax consequences for variable contract Owners, including losing the benefit of tax deferral.


REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an Owner of the contract (or on the death of, or change in, any primary Annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom Ownership of the contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the contract may be continued with the surviving spouse as the new Owner.


The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.



Other rules may apply to Qualified Contracts.



MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA Owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more Owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.



Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the Account Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.


MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual Beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the Beneficiary is the surviving spouse which allow the spouse to assume the contract as Owner. Alternative rules permit a spousal Beneficiary under a Qualified Contract, including an IRA, to defer the required minimum distribution ("RMD") requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.


For RMDs after the death of the contract Owner, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract Owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.

FINANCIAL STATEMENTS


The financial statements and financial highlights comprising each of the Sub-Accounts of the Separate Account and the financial statements of the Company are included herein.



The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
First MetLife Investors Variable Annuity Account One and Board of Directors of
First MetLife Investors Insurance Company

We have audited the accompanying statements of assets and liabilities of First MetLife Investors Variable Annuity Account One (the "Separate Account") of First MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Note 2.A. as of December 31, 2011, the related statements of operations for the respective stated period in the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2011, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2011, the results of their operations for the respective stated period in the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 29, 2012

This page is intentionally left blank.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2011

                                                                    AMERICAN FUNDS
                                      AMERICAN FUNDS AMERICAN FUNDS   GLOBAL SMALL AMERICAN FUNDS
                                                BOND  GLOBAL GROWTH CAPITALIZATION         GROWTH
                                         SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                      -------------- -------------- -------------- --------------
ASSETS:
  Investments at fair value              $ 8,145,767   $ 20,206,270    $ 3,307,430   $ 44,137,084
  Due from First MetLife Investors
     Insurance Company                            --             10             --             --
                                      -------------- -------------- -------------- --------------
       Total Assets                        8,145,767     20,206,280      3,307,430     44,137,084
                                      -------------- -------------- -------------- --------------
LIABILITIES:
  Accrued fees                                    18             23             40             22
  Due to First MetLife Investors
     Insurance Company                             2             --             27              1
                                      -------------- -------------- -------------- --------------
       Total Liabilities                          20             23             67             23
                                      -------------- -------------- -------------- --------------
NET ASSETS                               $ 8,145,747   $ 20,206,257    $ 3,307,363   $ 44,137,061
                                      ============== ============== ============== ==============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units     $ 8,145,747   $ 20,206,257    $ 3,307,363   $ 44,111,606
  Net assets from contracts in payout             --             --             --         25,455
                                      -------------- -------------- -------------- --------------
       Total Net Assets                  $ 8,145,747   $ 20,206,257    $ 3,307,363   $ 44,137,061
                                      ============== ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                      AMERICAN FUNDS FIDELITY VIP  FIDELITY VIP FIDELITY VIP
                                       GROWTH-INCOME   CONTRAFUND EQUITY-INCOME      MID CAP
                                         SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                                      -------------- ------------ ------------- ------------
ASSETS:
  Investments at fair value             $ 23,202,267 $ 15,117,823      $ 59,208  $ 8,787,239
  Due from First MetLife Investors
     Insurance Company                            20            7            --            3
                                      -------------- ------------ ------------- ------------
       Total Assets                       23,202,287   15,117,830        59,208    8,787,242
                                      -------------- ------------ ------------- ------------
LIABILITIES:
  Accrued fees                                    19           22            13           11
  Due to First MetLife Investors
     Insurance Company                            --           --             9           --
                                      -------------- ------------ ------------- ------------
       Total Liabilities                          19           22            22           11
                                      -------------- ------------ ------------- ------------
NET ASSETS                              $ 23,202,268 $ 15,117,808      $ 59,186  $ 8,787,231
                                      ============== ============ ============= ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units    $ 23,178,136 $ 15,117,808      $ 59,186  $ 8,787,231
  Net assets from contracts in payout         24,132           --            --           --
                                      -------------- ------------ ------------- ------------
       Total Net Assets                 $ 23,202,268 $ 15,117,808      $ 59,186  $ 8,787,231
                                      ============== ============ ============= ============

The accompanying notes are an integral part of these financial statements.

                  FTVIPT FRANKLIN                                      FTVIPT TEMPLETON
  FTVIPT FRANKLIN SMALL CAP VALUE     FTVIPT MUTUAL   FTVIPT TEMPLETON      GLOBAL BOND INVESCO V.I. GLOBAL
INCOME SECURITIES      SECURITIES SHARES SECURITIES FOREIGN SECURITIES       SECURITIES         REAL ESTATE
      SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT         SUB-ACCOUNT
----------------- --------------- ----------------- ------------------ ---------------- -------------------
     $ 21,667,046     $ 1,294,952       $ 3,272,045       $ 13,425,016      $ 6,669,298           $ 654,791
                4              --                --                  2               --                  --
----------------- --------------- ----------------- ------------------ ---------------- -------------------
       21,667,050       1,294,952         3,272,045         13,425,018        6,669,298             654,791
----------------- --------------- ----------------- ------------------ ---------------- -------------------
               14              17                15                 27               11                  24
               --               4                --                 --                2                   4
----------------- --------------- ----------------- ------------------ ---------------- -------------------
               14              21                15                 27               13                  28
----------------- --------------- ----------------- ------------------ ---------------- -------------------
     $ 21,667,036     $ 1,294,931       $ 3,272,030       $ 13,424,991      $ 6,669,285           $ 654,763
================= =============== ================= ================== ================ ===================
     $ 21,667,036     $ 1,294,931       $ 3,272,030       $ 13,415,471      $ 6,669,285           $ 654,763
               --              --                --              9,520               --                  --
----------------- --------------- ----------------- ------------------ ---------------- -------------------
     $ 21,667,036     $ 1,294,931       $ 3,272,030       $ 13,424,991      $ 6,669,285           $ 654,763
================= =============== ================= ================== ================ ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                                                INVESCO V.I.      INVESCO V.I.  INVESCO V.I.
                                              INVESCO V.I. VAN KAMPEN EQUITY VAN KAMPEN GROWTH    VAN KAMPEN
                                      INTERNATIONAL GROWTH        AND INCOME        AND INCOME MID CAP VALUE
                                               SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT   SUB-ACCOUNT
                                      -------------------- ----------------- ----------------- -------------
ASSETS:
  Investments at fair value                    $ 6,342,166      $ 12,789,404       $ 8,967,789   $ 1,060,526
  Due from First MetLife Investors
     Insurance Company                                  --                --                --            --
                                      -------------------- ----------------- ----------------- -------------
       Total Assets                              6,342,166        12,789,404         8,967,789     1,060,526
                                      -------------------- ----------------- ----------------- -------------
LIABILITIES:
  Accrued fees                                          31                --                14            26
  Due to First MetLife Investors
     Insurance Company                                  --                 1                 1             3
                                      -------------------- ----------------- ----------------- -------------
       Total Liabilities                                31                 1                15            29
                                      -------------------- ----------------- ----------------- -------------
NET ASSETS                                     $ 6,342,135      $ 12,789,403       $ 8,967,774   $ 1,060,497
                                      ==================== ================= ================= =============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units           $ 6,342,135      $ 12,789,403       $ 8,967,774   $ 1,060,497
  Net assets from contracts in payout                   --                --                --            --
                                      -------------------- ----------------- ----------------- -------------
       Total Net Assets                        $ 6,342,135      $ 12,789,403       $ 8,967,774   $ 1,060,497
                                      ==================== ================= ================= =============

The accompanying notes are an integral part of these financial statements.

                                                        LMPVET               LMPVET
              LMPVET               LMPVET CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE               LMPVET               LMPVET
CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE        EQUITY INCOME          FUNDAMENTAL CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE
   AGGRESSIVE GROWTH         APPRECIATION              BUILDER        ALL CAP VALUE     LARGE CAP GROWTH      LARGE CAP VALUE
         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-------------------- -------------------- -------------------- -------------------- -------------------- --------------------
        $ 11,131,871         $ 14,239,942         $ 10,243,931          $ 6,804,067            $ 269,669            $ 984,292
                  --                    2                   --                    2                   --                   --
-------------------- -------------------- -------------------- -------------------- -------------------- --------------------
          11,131,871           14,239,944           10,243,931            6,804,069              269,669              984,292
-------------------- -------------------- -------------------- -------------------- -------------------- --------------------
                  42                   22                   24                   28                   22                   26
                  --                   --                    4                   --                    5                    3
-------------------- -------------------- -------------------- -------------------- -------------------- --------------------
                  42                   22                   28                   28                   27                   29
-------------------- -------------------- -------------------- -------------------- -------------------- --------------------
        $ 11,131,829         $ 14,239,922         $ 10,243,903          $ 6,804,041            $ 269,642            $ 984,263
==================== ==================== ==================== ==================== ==================== ====================
        $ 11,110,822         $ 14,239,922         $ 10,243,903          $ 6,804,041            $ 269,642            $ 984,263
              21,007                   --                   --                   --                   --                   --
-------------------- -------------------- -------------------- -------------------- -------------------- --------------------
        $ 11,131,829         $ 14,239,922         $ 10,243,903          $ 6,804,041            $ 269,642            $ 984,263
==================== ==================== ==================== ==================== ==================== ====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                                                     LMPVET
                                                    LMPVET       INVESTMENT             LMPVET             LMPVET
                                      CLEARBRIDGE VARIABLE COUNSEL VARIABLE VARIABLE LIFESTYLE VARIABLE LIFESTYLE
                                          SMALL CAP GROWTH SOCIAL AWARENESS     ALLOCATION 50%     ALLOCATION 70%
                                               SUB-ACCOUNT      SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
                                      -------------------- ---------------- ------------------ ------------------
ASSETS:
  Investments at fair value                    $ 2,624,227         $ 10,109        $ 2,169,402          $ 199,556
  Due from First MetLife Investors
     Insurance Company                                  --               --                 --                 --
                                      -------------------- ---------------- ------------------ ------------------
       Total Assets                              2,624,227           10,109          2,169,402            199,556
                                      -------------------- ---------------- ------------------ ------------------
LIABILITIES:
  Accrued fees                                          29               16                 12                 12
  Due to First MetLife Investors
     Insurance Company                                  --                2                  4                  4
                                      -------------------- ---------------- ------------------ ------------------
       Total Liabilities                                29               18                 16                 16
                                      -------------------- ---------------- ------------------ ------------------
NET ASSETS                                     $ 2,624,198         $ 10,091        $ 2,169,386          $ 199,540
                                      ==================== ================ ================== ==================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units           $ 2,624,198         $ 10,091        $ 2,169,386          $ 199,540
  Net assets from contracts in payout                   --               --                 --                 --
                                      -------------------- ---------------- ------------------ ------------------
       Total Net Assets                        $ 2,624,198         $ 10,091        $ 2,169,386          $ 199,540
                                      ==================== ================ ================== ==================

The accompanying notes are an integral part of these financial statements.

                                 LMPVIT              MIST
            LMPVET        WESTERN ASSET ALLIANCEBERNSTEIN  MIST AMERICAN               MIST AMERICAN
VARIABLE LIFESTYLE VARIABLE GLOBAL HIGH    GLOBAL DYNAMIC FUNDS BALANCED MIST AMERICAN  FUNDS GROWTH
    ALLOCATION 85%           YIELD BOND        ALLOCATION     ALLOCATION    FUNDS BOND    ALLOCATION
       SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
------------------ -------------------- ----------------- -------------- ------------- -------------
         $ 942,696          $ 6,570,113      $ 69,893,510  $ 174,547,940  $ 25,369,874  $ 80,838,446
                --                   --                --             --            --            --
------------------ -------------------- ----------------- -------------- ------------- -------------
           942,696            6,570,113        69,893,510    174,547,940    25,369,874    80,838,446
------------------ -------------------- ----------------- -------------- ------------- -------------
                13                   30                21             16            14             5
                 3                    2                 1              1             1            --
------------------ -------------------- ----------------- -------------- ------------- -------------
                16                   32                22             17            15             5
------------------ -------------------- ----------------- -------------- ------------- -------------
         $ 942,680          $ 6,570,081      $ 69,893,488  $ 174,547,923  $ 25,369,859  $ 80,838,441
================== ==================== ================= ============== ============= =============
         $ 942,680          $ 6,570,081      $ 69,893,488  $ 174,547,923  $ 25,369,859  $ 80,838,441
                --                   --                --             --            --            --
------------------ -------------------- ----------------- -------------- ------------- -------------
         $ 942,680          $ 6,570,081      $ 69,893,488  $ 174,547,923  $ 25,369,859  $ 80,838,441
================== ==================== ================= ============== ============= =============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                                                         MIST AMERICAN
                                      MIST AMERICAN       MIST AMERICAN FUNDS MODERATE MIST AQR GLOBAL
                                       FUNDS GROWTH FUNDS INTERNATIONAL     ALLOCATION   RISK BALANCED
                                        SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                                      ------------- ------------------- -------------- ---------------
ASSETS:
  Investments at fair value            $ 38,863,702        $ 17,883,666  $ 108,879,971    $ 86,313,478
  Due from First MetLife Investors
     Insurance Company                           --                  --             --              --
                                      ------------- ------------------- -------------- ---------------
       Total Assets                      38,863,702          17,883,666    108,879,971      86,313,478
                                      ------------- ------------------- -------------- ---------------
LIABILITIES:
  Accrued fees                                    9                   6              8              12
  Due to First MetLife Investors
     Insurance Company                            2                   3             --              --
                                      ------------- ------------------- -------------- ---------------
       Total Liabilities                         11                   9              8              12
                                      ------------- ------------------- -------------- ---------------
NET ASSETS                             $ 38,863,691        $ 17,883,657  $ 108,879,963    $ 86,313,466
                                      ============= =================== ============== ===============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units   $ 38,863,691        $ 17,883,657  $ 108,879,963    $ 86,313,466
  Net assets from contracts in payout            --                  --             --              --
                                      ------------- ------------------- -------------- ---------------
       Total Net Assets                $ 38,863,691        $ 17,883,657  $ 108,879,963    $ 86,313,466
                                      ============= =================== ============== ===============

The accompanying notes are an integral part of these financial statements.

 MIST BLACKROCK
GLOBAL TACTICAL MIST BLACKROCK MIST BLACKROCK MIST CLARION GLOBAL     MIST DREMAN        MIST GOLDMAN
     STRATEGIES     HIGH YIELD LARGE CAP CORE         REAL ESTATE SMALL CAP VALUE SACHS MID CAP VALUE
    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT
--------------- -------------- -------------- ------------------- --------------- -------------------
  $ 132,070,468   $ 18,040,942    $ 1,336,220        $ 16,952,422     $ 3,694,833        $ 17,638,957
             --             --             --                  --              --                   1
--------------- -------------- -------------- ------------------- --------------- -------------------
    132,070,468     18,040,942      1,336,220          16,952,422       3,694,833          17,638,958
--------------- -------------- -------------- ------------------- --------------- -------------------
             11             21             35                  26              32                  12
              1              5              7                   5               9                  --
--------------- -------------- -------------- ------------------- --------------- -------------------
             12             26             42                  31              41                  12
--------------- -------------- -------------- ------------------- --------------- -------------------
  $ 132,070,456   $ 18,040,916    $ 1,336,178        $ 16,952,391     $ 3,694,792        $ 17,638,946
=============== ============== ============== =================== =============== ===================
  $ 132,070,456   $ 18,040,916    $ 1,336,178        $ 16,952,391     $ 3,694,792        $ 17,638,946
             --             --             --                  --              --                  --
--------------- -------------- -------------- ------------------- --------------- -------------------
  $ 132,070,456   $ 18,040,916    $ 1,336,178        $ 16,952,391     $ 3,694,792        $ 17,638,946
=============== ============== ============== =================== =============== ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                        MIST HARRIS
                                            OAKMARK     MIST INVESCO                   MIST LAZARD
                                      INTERNATIONAL SMALL CAP GROWTH MIST JANUS FORTY      MID CAP
                                        SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT  SUB-ACCOUNT
                                      ------------- ---------------- ---------------- ------------
ASSETS:
  Investments at fair value            $ 45,903,115     $ 19,171,802      $ 7,299,482 $ 12,938,792
  Due from First MetLife Investors
     Insurance Company                           --                1               28           --
                                      ------------- ---------------- ---------------- ------------
       Total Assets                      45,903,115       19,171,803        7,299,510   12,938,792
                                      ------------- ---------------- ---------------- ------------
LIABILITIES:
  Accrued fees                                   28               60               26           43
  Due to First MetLife Investors
     Insurance Company                            1               --               --            2
                                      ------------- ---------------- ---------------- ------------
       Total Liabilities                         29               60               26           45
                                      ------------- ---------------- ---------------- ------------
NET ASSETS                             $ 45,903,086     $ 19,171,743      $ 7,299,484 $ 12,938,747
                                      ============= ================ ================ ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units   $ 45,900,362     $ 19,169,948      $ 7,299,484 $ 12,916,979
  Net assets from contracts in payout         2,724            1,795               --       21,768
                                      ------------- ---------------- ---------------- ------------
       Total Net Assets                $ 45,903,086     $ 19,171,743      $ 7,299,484 $ 12,938,747
                                      ============= ================ ================ ============

The accompanying notes are an integral part of these financial statements.

  MIST LEGG MASON                                                                           MIST MET/FRANKLIN
      CLEARBRIDGE MIST LOOMIS SAYLES MIST LORD ABBETT MIST LORD ABBETT      MIST MET/EATON LOW DURATION TOTAL
AGGRESSIVE GROWTH     GLOBAL MARKETS   BOND DEBENTURE    MID CAP VALUE VANCE FLOATING RATE             RETURN
      SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT
----------------- ------------------ ---------------- ---------------- ------------------- ------------------
     $ 22,350,104       $ 17,703,611     $ 28,878,948     $ 15,863,867         $ 3,288,114        $ 6,592,709
               --                 --                5                2                  --                 --
----------------- ------------------ ---------------- ---------------- ------------------- ------------------
       22,350,104         17,703,611       28,878,953       15,863,869           3,288,114          6,592,709
----------------- ------------------ ---------------- ---------------- ------------------- ------------------
               60                 17               39               27                  26                 28
                6                  2               --               --                  --                 --
----------------- ------------------ ---------------- ---------------- ------------------- ------------------
               66                 19               39               27                  26                 28
----------------- ------------------ ---------------- ---------------- ------------------- ------------------
     $ 22,350,038       $ 17,703,592     $ 28,878,914     $ 15,863,842         $ 3,288,088        $ 6,592,681
================= ================== ================ ================ =================== ==================
     $ 22,349,291       $ 17,703,592     $ 28,874,625     $ 15,863,842         $ 3,288,088        $ 6,592,681
              747                 --            4,289               --                  --                 --
----------------- ------------------ ---------------- ---------------- ------------------- ------------------
     $ 22,350,038       $ 17,703,592     $ 28,878,914     $ 15,863,842         $ 3,288,088        $ 6,592,681
================= ================== ================ ================ =================== ==================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                                         MIST MET/FRANKLIN
                                      MIST MET/FRANKLIN TEMPLETON FOUNDING MIST MET/TEMPLETON MIST MET/TEMPLETON
                                          MUTUAL SHARES           STRATEGY             GROWTH INTERNATIONAL BOND
                                            SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
                                      ----------------- ------------------ ------------------ ------------------
ASSETS:
  Investments at fair value                $ 13,780,106       $ 37,984,262        $ 3,000,197        $ 4,874,215
  Due from First MetLife Investors
     Insurance Company                               --                 --                 --                 --
                                      ----------------- ------------------ ------------------ ------------------
       Total Assets                          13,780,106         37,984,262          3,000,197          4,874,215
                                      ----------------- ------------------ ------------------ ------------------
LIABILITIES:
  Accrued fees                                       25                 14                 39                 24
  Due to First MetLife Investors
     Insurance Company                                1                 --                  3                  1
                                      ----------------- ------------------ ------------------ ------------------
       Total Liabilities                             26                 14                 42                 25
                                      ----------------- ------------------ ------------------ ------------------
NET ASSETS                                 $ 13,780,080       $ 37,984,248        $ 3,000,155        $ 4,874,190
                                      ================= ================== ================== ==================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units       $ 13,780,080       $ 37,984,248        $ 3,000,155        $ 4,874,190
  Net assets from contracts in payout                --                 --                 --                 --
                                      ----------------- ------------------ ------------------ ------------------
       Total Net Assets                    $ 13,780,080       $ 37,984,248        $ 3,000,155        $ 4,874,190
                                      ================= ================== ================== ==================

The accompanying notes are an integral part of these financial statements.

       MIST METLIFE  MIST METLIFE      MIST METLIFE       MIST METLIFE    MIST METLIFE      MIST METLIFE
AGGRESSIVE STRATEGY BALANCED PLUS BALANCED STRATEGY DEFENSIVE STRATEGY GROWTH STRATEGY MODERATE STRATEGY
        SUB-ACCOUNT   SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT
------------------- ------------- ----------------- ------------------ --------------- -----------------
       $ 80,532,641 $ 137,361,498     $ 498,504,442      $ 184,041,537   $ 352,318,407     $ 275,958,868
                  2            --                 2                  1               3                --
------------------- ------------- ----------------- ------------------ --------------- -----------------
         80,532,643   137,361,498       498,504,444        184,041,538     352,318,410       275,958,868
------------------- ------------- ----------------- ------------------ --------------- -----------------
                 21            10                27                 17              21                27
                 --            --                --                 --              --                --
------------------- ------------- ----------------- ------------------ --------------- -----------------
                 21            10                27                 17              21                27
------------------- ------------- ----------------- ------------------ --------------- -----------------
       $ 80,532,622 $ 137,361,488     $ 498,504,417      $ 184,041,521   $ 352,318,389     $ 275,958,841
=================== ============= ================= ================== =============== =================
       $ 80,532,622 $ 137,361,488     $ 498,416,190      $ 184,041,521   $ 352,318,389     $ 275,958,841
                 --            --            88,227                 --              --                --
------------------- ------------- ----------------- ------------------ --------------- -----------------
       $ 80,532,622 $ 137,361,488     $ 498,504,417      $ 184,041,521   $ 352,318,389     $ 275,958,841
=================== ============= ================= ================== =============== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                                                              MIST MORGAN
                                      MIST MFS EMERGING MIST MFS RESEARCH STANLEY MID CAP     MIST OPPENHEIMER
                                         MARKETS EQUITY     INTERNATIONAL          GROWTH CAPITAL APPRECIATION
                                            SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT          SUB-ACCOUNT
                                      ----------------- ----------------- --------------- --------------------
ASSETS:
  Investments at fair value                $ 34,418,687      $ 31,536,617     $ 5,066,456         $ 14,581,940
  Due from First MetLife Investors
     Insurance Company                               --                --              --                    1
                                      ----------------- ----------------- --------------- --------------------
       Total Assets                          34,418,687        31,536,617       5,066,456           14,581,941
                                      ----------------- ----------------- --------------- --------------------
LIABILITIES:
  Accrued fees                                       42                45              63                   66
  Due to First MetLife Investors
     Insurance Company                                2                 4               7                   --
                                      ----------------- ----------------- --------------- --------------------
       Total Liabilities                             44                49              70                   66
                                      ----------------- ----------------- --------------- --------------------
NET ASSETS                                 $ 34,418,643      $ 31,536,568     $ 5,066,386         $ 14,581,875
                                      ================= ================= =============== ====================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units       $ 34,418,643      $ 31,536,568     $ 5,066,386         $ 14,580,538
  Net assets from contracts in payout                --                --              --                1,337
                                      ----------------- ----------------- --------------- --------------------
       Total Net Assets                    $ 34,418,643      $ 31,536,568     $ 5,066,386         $ 14,581,875
                                      ================= ================= =============== ====================

The accompanying notes are an integral part of these financial statements.

         MIST PIMCO
INFLATION PROTECTED MIST PIMCO TOTAL                       MIST PIONEER      MIST PYRAMIS     MIST RAINIER
               BOND           RETURN MIST PIONEER FUND STRATEGIC INCOME GOVERNMENT INCOME LARGE CAP EQUITY
        SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
------------------- ---------------- ----------------- ---------------- ----------------- ----------------
      $ 100,442,944    $ 189,897,932       $ 8,822,150     $ 37,575,918      $ 26,749,637      $ 3,190,077
                  3                7                --                1                --               --
------------------- ---------------- ----------------- ---------------- ----------------- ----------------
        100,442,947      189,897,939         8,822,150       37,575,919        26,749,637        3,190,077
------------------- ---------------- ----------------- ---------------- ----------------- ----------------
                 19               26                85               36                10               30
                 --               --                 8               --                --                2
------------------- ---------------- ----------------- ---------------- ----------------- ----------------
                 19               26                93               36                10               32
------------------- ---------------- ----------------- ---------------- ----------------- ----------------
      $ 100,442,928    $ 189,897,913       $ 8,822,057     $ 37,575,883      $ 26,749,627      $ 3,190,045
=================== ================ ================= ================ ================= ================
      $ 100,442,109    $ 189,897,205       $ 8,822,057     $ 37,575,883      $ 26,749,627      $ 3,190,045
                819              708                --               --                --               --
------------------- ---------------- ----------------- ---------------- ----------------- ----------------
      $ 100,442,928    $ 189,897,913       $ 8,822,057     $ 37,575,883      $ 26,749,627      $ 3,190,045
=================== ================ ================= ================ ================= ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                          MIST RCM MIST SSGA GROWTH MIST SSGA GROWTH MIST T. ROWE PRICE
                                        TECHNOLOGY   AND INCOME ETF              ETF    LARGE CAP VALUE
                                       SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT        SUB-ACCOUNT
                                      ------------ ---------------- ---------------- ------------------
ASSETS:
  Investments at fair value           $ 10,471,069     $ 83,645,462     $ 29,719,262       $ 40,385,108
  Due from First MetLife Investors
     Insurance Company                          --               --               --                 14
                                      ------------ ---------------- ---------------- ------------------
       Total Assets                     10,471,069       83,645,462       29,719,262         40,385,122
                                      ------------ ---------------- ---------------- ------------------
LIABILITIES:
  Accrued fees                                  15               18               26                 30
  Due to First MetLife Investors
     Insurance Company                           4                1               --                 --
                                      ------------ ---------------- ---------------- ------------------
       Total Liabilities                        19               19               26                 30
                                      ------------ ---------------- ---------------- ------------------
NET ASSETS                            $ 10,471,050     $ 83,645,443     $ 29,719,236       $ 40,385,092
                                      ============ ================ ================ ==================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units  $ 10,471,050     $ 83,645,443     $ 29,719,236       $ 40,380,923
  Net assets from contracts in payout           --               --               --              4,169
                                      ------------ ---------------- ---------------- ------------------
       Total Net Assets               $ 10,471,050     $ 83,645,443     $ 29,719,236       $ 40,385,092
                                      ============ ================ ================ ==================

The accompanying notes are an integral part of these financial statements.

                                                                                             MSF BARCLAYS
MIST T. ROWE PRICE MIST THIRD AVENUE    MIST TURNER MIST VAN KAMPEN           MSF ARTIO CAPITAL AGGREGATE
    MID CAP GROWTH   SMALL CAP VALUE MID CAP GROWTH        COMSTOCK INTERNATIONAL STOCK        BOND INDEX
       SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT
------------------ ----------------- -------------- --------------- ------------------- -----------------
      $ 31,209,645      $ 27,812,731    $ 8,382,586    $ 18,803,528           $ 263,139       $ 9,177,123
                --                --              1               2                  --                --
------------------ ----------------- -------------- --------------- ------------------- -----------------
        31,209,645        27,812,731      8,382,587      18,803,530             263,139         9,177,123
------------------ ----------------- -------------- --------------- ------------------- -----------------
                26                29             31              28                  13                19
                 3                 4             --              --                   1                --
------------------ ----------------- -------------- --------------- ------------------- -----------------
                29                33             31              28                  14                19
------------------ ----------------- -------------- --------------- ------------------- -----------------
      $ 31,209,616      $ 27,812,698    $ 8,382,556    $ 18,803,502           $ 263,125       $ 9,177,104
================== ================= ============== =============== =================== =================
      $ 31,209,073      $ 27,811,123    $ 8,382,556    $ 18,803,502           $ 263,125       $ 9,177,104
               543             1,575             --              --                  --                --
------------------ ----------------- -------------- --------------- ------------------- -----------------
      $ 31,209,616      $ 27,812,698    $ 8,382,556    $ 18,803,502           $ 263,125       $ 9,177,104
================== ================= ============== =============== =================== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                                       MSF BLACKROCK
                                      MSF BLACKROCK LEGACY LARGE CAP MSF BLACKROCK MSF DAVIS VENTURE
                                        BOND INCOME           GROWTH  MONEY MARKET             VALUE
                                        SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT       SUB-ACCOUNT
                                      ------------- ---------------- ------------- -----------------
ASSETS:
  Investments at fair value             $ 8,702,106        $ 938,002  $ 89,338,761      $ 61,988,601
  Due from First MetLife Investors
     Insurance Company                           34               --            49                12
                                      ------------- ---------------- ------------- -----------------
       Total Assets                       8,702,140          938,002    89,338,810        61,988,613
                                      ------------- ---------------- ------------- -----------------
LIABILITIES:
  Accrued fees                                   39               59            67                61
  Due to First MetLife Investors
     Insurance Company                           --                1            --                --
                                      ------------- ---------------- ------------- -----------------
       Total Liabilities                         39               60            67                61
                                      ------------- ---------------- ------------- -----------------
NET ASSETS                              $ 8,702,101        $ 937,942  $ 89,338,743      $ 61,988,552
                                      ============= ================ ============= =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units    $ 8,702,101        $ 937,942  $ 89,196,470      $ 61,987,421
  Net assets from contracts in payout            --               --       142,273             1,131
                                      ------------- ---------------- ------------- -----------------
       Total Net Assets                 $ 8,702,101        $ 937,942  $ 89,338,743      $ 61,988,552
                                      ============= ================ ============= =================

The accompanying notes are an integral part of these financial statements.

                                                                                   MSF MET/
                                                                                DIMENSIONAL
MSF FI VALUE MSF JENNISON MSF LOOMIS SAYLES MSF LOOMIS SAYLES MSF MET/ARTISAN INTERNATIONAL
     LEADERS       GROWTH    SMALL CAP CORE  SMALL CAP GROWTH   MID CAP VALUE SMALL COMPANY
 SUB-ACCOUNT  SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT
------------ ------------ ----------------- ----------------- --------------- -------------
   $ 391,126 $ 28,152,369         $ 655,321         $ 416,413    $ 14,168,402   $ 2,942,374
          25            3                12                --               5            --
------------ ------------ ----------------- ----------------- --------------- -------------
     391,151   28,152,372           655,333           416,413      14,168,407     2,942,374
------------ ------------ ----------------- ----------------- --------------- -------------
          21           15                --                29              29            35
          --           --                --                 4              --            --
------------ ------------ ----------------- ----------------- --------------- -------------
          21           15                --                33              29            35
------------ ------------ ----------------- ----------------- --------------- -------------
   $ 391,130 $ 28,152,357         $ 655,333         $ 416,380    $ 14,168,378   $ 2,942,339
============ ============ ================= ================= =============== =============
   $ 391,130 $ 28,151,553         $ 655,333         $ 416,380    $ 14,167,442   $ 2,942,339
          --          804                --                --             936            --
------------ ------------ ----------------- ----------------- --------------- -------------
   $ 391,130 $ 28,152,357         $ 655,333         $ 416,380    $ 14,168,378   $ 2,942,339
============ ============ ================= ================= =============== =============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                       MSF METLIFE         MSF METLIFE
                                      CONSERVATIVE     CONSERVATIVE TO         MSF METLIFE         MSF METLIFE
                                        ALLOCATION MODERATE ALLOCATION MID CAP STOCK INDEX MODERATE ALLOCATION
                                       SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
                                      ------------ ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value            $ 2,300,846         $ 1,727,989         $ 4,091,622        $ 17,304,895
  Due from First MetLife Investors
     Insurance Company                          --                  --                  --                  --
                                      ------------ ------------------- ------------------- -------------------
       Total Assets                      2,300,846           1,727,989           4,091,622          17,304,895
                                      ------------ ------------------- ------------------- -------------------
LIABILITIES:
  Accrued fees                                   3                  --                  23                   5
  Due to First MetLife Investors
     Insurance Company                           2                   3                   1                   1
                                      ------------ ------------------- ------------------- -------------------
       Total Liabilities                         5                   3                  24                   6
                                      ------------ ------------------- ------------------- -------------------
NET ASSETS                             $ 2,300,841         $ 1,727,986         $ 4,091,598        $ 17,304,889
                                      ============ =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units   $ 2,300,841         $ 1,727,986         $ 4,091,598        $ 17,304,889
  Net assets from contracts in payout           --                  --                  --                  --
                                      ------------ ------------------- ------------------- -------------------
       Total Net Assets                $ 2,300,841         $ 1,727,986         $ 4,091,598        $ 17,304,889
                                      ============ =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

          MSF METLIFE
          MODERATE TO MSF METLIFE STOCK MSF MFS TOTAL               MSF MORGAN STANLEY  MSF NEUBERGER
AGGRESSIVE ALLOCATION             INDEX        RETURN MSF MFS VALUE         EAFE INDEX BERMAN GENESIS
          SUB-ACCOUNT       SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT
--------------------- ----------------- ------------- ------------- ------------------ --------------
          $ 6,650,014      $ 33,222,976   $ 8,990,910   $ 4,498,565        $ 3,709,073       $ 28,643
                   --                 7            37            --                 --             --
--------------------- ----------------- ------------- ------------- ------------------ --------------
            6,650,014        33,222,983     8,990,947     4,498,565          3,709,073         28,643
--------------------- ----------------- ------------- ------------- ------------------ --------------
                    8                27            25            42                 32             14
                   --                --            --             6                  1              1
--------------------- ----------------- ------------- ------------- ------------------ --------------
                    8                27            25            48                 33             15
--------------------- ----------------- ------------- ------------- ------------------ --------------
          $ 6,650,006      $ 33,222,956   $ 8,990,922   $ 4,498,517        $ 3,709,040       $ 28,628
===================== ================= ============= ============= ================== ==============
          $ 6,650,006      $ 33,220,419   $ 8,990,922   $ 4,498,517        $ 3,709,040       $ 28,628
                   --             2,537            --            --                 --             --
--------------------- ----------------- ------------- ------------- ------------------ --------------
          $ 6,650,006      $ 33,222,956   $ 8,990,922   $ 4,498,517        $ 3,709,040       $ 28,628
===================== ================= ============= ============= ================== ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                       MSF NEUBERGER
                                      BERMAN MID CAP MSF OPPENHEIMER MSF RUSSELL 2000 MSF T. ROWE PRICE
                                               VALUE   GLOBAL EQUITY            INDEX  LARGE CAP GROWTH
                                         SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                      -------------- --------------- ---------------- -----------------
ASSETS:
  Investments at fair value                $ 100,881       $ 861,264      $ 5,110,048         $ 794,067
  Due from First MetLife Investors
     Insurance Company                            --               2               --                --
                                      -------------- --------------- ---------------- -----------------
       Total Assets                          100,881         861,266        5,110,048           794,067
                                      -------------- --------------- ---------------- -----------------
LIABILITIES:
  Accrued fees                                    14              30               16                38
  Due to First MetLife Investors
     Insurance Company                             2              --               --                21
                                      -------------- --------------- ---------------- -----------------
       Total Liabilities                          16              30               16                59
                                      -------------- --------------- ---------------- -----------------
NET ASSETS                                 $ 100,865       $ 861,236      $ 5,110,032         $ 794,008
                                      ============== =============== ================ =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units       $ 100,865       $ 861,236      $ 5,110,032         $ 794,008
  Net assets from contracts in payout             --              --               --                --
                                      -------------- --------------- ---------------- -----------------
       Total Net Assets                    $ 100,865       $ 861,236      $ 5,110,032         $ 794,008
                                      ============== =============== ================ =================

The accompanying notes are an integral part of these financial statements.

                                 MSF WESTERN ASSET
                     MSF VAN ECK        MANAGEMENT MSF WESTERN ASSET   OPPENHEIMER VA
MSF T. ROWE PRICE GLOBAL NATURAL    STRATEGIC BOND        MANAGEMENT      MAIN STREET   PIMCO VIT
 SMALL CAP GROWTH      RESOURCES     OPPORTUNITIES   U.S. GOVERNMENT SMALL- & MID-CAP  HIGH YIELD
      SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT SUB-ACCOUNT
----------------- -------------- ----------------- ----------------- ---------------- -----------
        $ 521,766    $ 6,596,887          $ 31,027      $ 29,083,311      $ 3,235,525   $ 150,596
               --             --                --                --               --          --
----------------- -------------- ----------------- ----------------- ---------------- -----------
          521,766      6,596,887            31,027        29,083,311        3,235,525     150,596
----------------- -------------- ----------------- ----------------- ---------------- -----------
               17             41                17                26               10          17
                5              1                --                 2                2           2
----------------- -------------- ----------------- ----------------- ---------------- -----------
               22             42                17                28               12          19
----------------- -------------- ----------------- ----------------- ---------------- -----------
        $ 521,744    $ 6,596,845          $ 31,010      $ 29,083,283      $ 3,235,513   $ 150,577
================= ============== ================= ================= ================ ===========
        $ 521,744    $ 6,596,845          $ 31,010      $ 29,083,283      $ 3,235,513   $ 150,577
               --             --                --                --               --          --
----------------- -------------- ----------------- ----------------- ---------------- -----------
        $ 521,744    $ 6,596,845          $ 31,010      $ 29,083,283      $ 3,235,513   $ 150,577
================= ============== ================= ================= ================ ===========

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2011

                                         PIMCO VIT      PIONEER VCT   PIONEER VCT        PIONEER VCT
                                      LOW DURATION EMERGING MARKETS MID CAP VALUE REAL ESTATE SHARES
                                       SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT        SUB-ACCOUNT
                                      ------------ ---------------- ------------- ------------------
ASSETS:
  Investments at fair value              $ 186,685         $ 13,878   $ 1,505,733            $ 7,826
  Due from First MetLife Investors
     Insurance Company                          --               --            --                 --
                                      ------------ ---------------- ------------- ------------------
       Total Assets                        186,685           13,878     1,505,733              7,826
                                      ------------ ---------------- ------------- ------------------
LIABILITIES:
  Accrued fees                                  17               12            27                  2
  Due to First MetLife Investors
     Insurance Company                           3                2             4                  3
                                      ------------ ---------------- ------------- ------------------
       Total Liabilities                        20               14            31                  5
                                      ------------ ---------------- ------------- ------------------
NET ASSETS                               $ 186,665         $ 13,864   $ 1,505,702            $ 7,821
                                      ============ ================ ============= ==================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units     $ 186,665         $ 13,864   $ 1,505,702            $ 7,821
  Net assets from contracts in payout           --               --            --                 --
                                      ------------ ---------------- ------------- ------------------
       Total Net Assets                  $ 186,665         $ 13,864   $ 1,505,702            $ 7,821
                                      ============ ================ ============= ==================

The accompanying notes are an integral part of these financial statements.

    PUTNAM VT        PUTNAM VT RUSSELL AGGRESSIVE                   RUSSELL GLOBAL REAL RUSSELL MULTI-STYLE
EQUITY INCOME MULTI-CAP GROWTH             EQUITY RUSSELL CORE BOND   ESTATE SECURITIES              EQUITY
  SUB-ACCOUNT      SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
------------- ---------------- ------------------ ----------------- ------------------- -------------------
     $ 17,369        $ 152,056            $ 3,488          $ 31,364             $ 6,414            $ 33,362
           --               --                 --                --                  21                  --
------------- ---------------- ------------------ ----------------- ------------------- -------------------
       17,369          152,056              3,488            31,364               6,435              33,362
------------- ---------------- ------------------ ----------------- ------------------- -------------------
           11                4                  3                 7                   8                   8
           10                2                  7                 5                  --                   7
------------- ---------------- ------------------ ----------------- ------------------- -------------------
           21                6                 10                12                   8                  15
------------- ---------------- ------------------ ----------------- ------------------- -------------------
     $ 17,348        $ 152,050            $ 3,478          $ 31,352             $ 6,427            $ 33,347
============= ================ ================== ================= =================== ===================
     $ 17,348        $ 152,050            $ 3,478          $ 31,352             $ 6,427            $ 33,347
           --               --                 --                --                  --                  --
------------- ---------------- ------------------ ----------------- ------------------- -------------------
     $ 17,348        $ 152,050            $ 3,478          $ 31,352             $ 6,427            $ 33,347
============= ================ ================== ================= =================== ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2011

                                                     RUSSELL NON-U.S. UIF U.S. REAL ESTATE
                                                          SUB-ACCOUNT          SUB-ACCOUNT
                                                     ---------------- --------------------
ASSETS:
  Investments at fair value                                  $ 12,246          $ 3,922,143
  Due from First MetLife Investors Insurance Company               --                   --
                                                     ---------------- --------------------
       Total Assets                                            12,246            3,922,143
                                                     ---------------- --------------------
LIABILITIES:
  Accrued fees                                                      4                   15
  Due to First MetLife Investors Insurance Company                  6                    1
                                                     ---------------- --------------------
       Total Liabilities                                           10                   16
                                                     ---------------- --------------------
NET ASSETS                                                   $ 12,236          $ 3,922,127
                                                     ================ ====================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units                         $ 12,236          $ 3,922,127
  Net assets from contracts in payout                              --                   --
                                                     ---------------- --------------------
       Total Net Assets                                      $ 12,236          $ 3,922,127
                                                     ================ ====================

The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

                                                                            AMERICAN FUNDS
                                           AMERICAN FUNDS AMERICAN FUNDS      GLOBAL SMALL    AMERICAN FUNDS
                                                     BOND  GLOBAL GROWTH    CAPITALIZATION            GROWTH
                                              SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                                           -------------- ----------------- ----------------- -----------------
INVESTMENT INCOME:
     Dividends                                 $ 239,681      $ 289,560          $ 45,188         $ 284,419
                                           -------------- ----------------- ----------------- -----------------
EXPENSES:
     Mortality and expense risk and
        other charges                             80,370        294,470            31,806           590,991
     Administrative charges                       18,231         55,631             8,374           114,994
                                           -------------- ----------------- ----------------- -----------------
        Total expenses                            98,601        350,101            40,180           705,985
                                           -------------- ----------------- ----------------- -----------------
           Net investment income (loss)          141,080        (60,541)            5,008          (421,566)
                                           -------------- ----------------- ----------------- -----------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                      --             --                --                --
     Realized gains (losses) on sale of
        investments                               17,620         42,030            60,426              (859)
                                           -------------- ----------------- ----------------- -----------------
           Net realized gains (losses)            17,620         42,030            60,426              (859)
                                           -------------- ----------------- ----------------- -----------------
     Change in unrealized gains (losses)
        on investments                           178,065     (2,200,671)         (809,805)       (2,247,957)
                                           -------------- ----------------- ----------------- -----------------
     Net realized and change in
        unrealized gains (losses) on
        investments                              195,685     (2,158,641)         (749,379)       (2,248,816)
                                           -------------- ----------------- ----------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations              $ 336,765   $ (2,219,182)       $ (744,371)     $ (2,670,382)
                                           ============== ================= ================= =================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

                                                                                        FTVIPT FRANKLIN
AMERICAN FUNDS    FIDELITY VIP     FIDELITY VIP    FIDELITY VIP      FTVIPT FRANKLIN    SMALL CAP VALUE
 GROWTH-INCOME      CONTRAFUND    EQUITY-INCOME         MID CAP    INCOME SECURITIES         SECURITIES
   SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT
----------------- --------------- ---------------- --------------- -------------------- ------------------
     $ 375,437       $ 146,791          $ 1,406         $ 2,127          $ 1,240,674            $ 6,266
----------------- --------------- ---------------- --------------- -------------------- ------------------
       336,676         213,542              734          91,738              291,923             10,252
        60,873          39,283              156          20,467               54,418              2,396
----------------- --------------- ---------------- --------------- -------------------- ------------------
       397,549         252,825              890         112,205              346,341             12,648
----------------- --------------- ---------------- --------------- -------------------- ------------------
       (22,112)       (106,034)             516        (110,078)             894,333             (6,382)
----------------- --------------- ---------------- --------------- -------------------- ------------------
            --              --               --          16,713                   --                 --
      (222,278)       (236,881)            (709)         41,646             (147,224)            16,163
----------------- --------------- ---------------- --------------- -------------------- ------------------
      (222,278)       (236,881)            (709)         58,359             (147,224)            16,163
----------------- --------------- ---------------- --------------- -------------------- ------------------
      (523,209)       (262,192)            (226)     (1,066,618)            (580,836)           (30,721)
----------------- --------------- ---------------- --------------- -------------------- ------------------
      (745,487)       (499,073)            (935)     (1,008,259)            (728,060)           (14,558)
----------------- --------------- ---------------- --------------- -------------------- ------------------
    $ (767,599)     $ (605,107)          $ (419)   $ (1,118,337)           $ 166,273          $ (20,940)
================= =============== ================ =============== ==================== ==================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                                                                     FTVIPT TEMPLETON
                                              FTVIPT MUTUAL      FTVIPT TEMPLETON         GLOBAL BOND    INVESCO V.I. GLOBAL
                                          SHARES SECURITIES    FOREIGN SECURITIES          SECURITIES            REAL ESTATE
                                                SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT            SUB-ACCOUNT
                                          -------------------- --------------------- ------------------- ----------------------
INVESTMENT INCOME:
     Dividends                                     $ 76,649             $ 255,188           $ 307,228               $ 22,604
                                          -------------------- --------------------- ------------------- ----------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                38,936               226,587              60,697                  5,637
     Administrative charges                           8,019                37,692              14,001                  1,257
                                          -------------------- --------------------- ------------------- ----------------------
        Total expenses                               46,955               264,279              74,698                  6,894
                                          -------------------- --------------------- ------------------- ----------------------
           Net investment income (loss)              29,694                (9,091)            232,530                 15,710
                                          -------------------- --------------------- ------------------- ----------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                         --                    --              35,728                     --
     Realized gains (losses) on sale of
        investments                                 (20,841)             (192,859)             21,560                 20,110
                                          -------------------- --------------------- ------------------- ----------------------
           Net realized gains (losses)              (20,841)             (192,859)             57,288                 20,110
                                          -------------------- --------------------- ------------------- ----------------------
     Change in unrealized gains (losses)
        on investments                              (84,360)           (1,586,807)           (460,838)               (82,669)
                                          -------------------- --------------------- ------------------- ----------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                (105,201)           (1,779,666)           (403,550)               (62,559)
                                          -------------------- --------------------- ------------------- ----------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ (75,507)         $ (1,788,757)         $ (171,020)             $ (46,849)
                                          ==================== ===================== =================== ======================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

                             INVESCO V.I.         INVESCO V.I.     INVESCO V.I.                  LMPVET                  LMPVET
        INVESCO V.I.    VAN KAMPEN EQUITY    VAN KAMPEN GROWTH       VAN KAMPEN    CLEARBRIDGE VARIABLE    CLEARBRIDGE VARIABLE
INTERNATIONAL GROWTH           AND INCOME           AND INCOME    MID CAP VALUE       AGGRESSIVE GROWTH            APPRECIATION
         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT      SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
----------------------- -------------------- -------------------- ---------------- ----------------------- --------------------
            $ 61,582            $ 198,058             $ 91,655          $ 6,152                $ 22,017               $ 225,656
----------------------- -------------------- -------------------- ---------------- ----------------------- --------------------
              61,145              137,047               89,701            9,696                 152,909                 147,642
              14,191               29,314               20,549            2,193                  28,820                  31,990
----------------------- -------------------- -------------------- ---------------- ----------------------- --------------------
              75,336              166,361              110,250           11,889                 181,729                 179,632
----------------------- -------------------- -------------------- ---------------- ----------------------- --------------------
             (13,754)              31,697              (18,595)          (5,737)               (159,712)                 46,024
----------------------- -------------------- -------------------- ---------------- ----------------------- --------------------
                  --                   --                   --               --                      --                      --
              24,774                5,049               18,868           10,914                 222,034                  26,676
----------------------- -------------------- -------------------- ---------------- ----------------------- --------------------
              24,774                5,049               18,868           10,914                 222,034                  26,676
----------------------- -------------------- -------------------- ---------------- ----------------------- --------------------
            (552,456)            (404,937)            (308,976)          (7,949)                 52,660                  37,887
----------------------- -------------------- -------------------- ---------------- ----------------------- --------------------
            (527,682)            (399,888)            (290,108)           2,965                 274,694                  64,563
----------------------- -------------------- -------------------- ---------------- ----------------------- --------------------
          $ (541,436)          $ (368,191)          $ (308,703)        $ (2,772)              $ 114,982               $ 110,587
======================= ==================== ==================== ================ ======================= ====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                                         LMPVET                LMPVET
                                           CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE                LMPVET                LMPVET
                                                  EQUITY INCOME           FUNDAMENTAL  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
                                                        BUILDER         ALL CAP VALUE      LARGE CAP GROWTH       LARGE CAP VALUE
                                                    SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                           --------------------- --------------------- --------------------- ---------------------
INVESTMENT INCOME:
     Dividends                                        $ 309,360              $ 97,909               $ 1,304              $ 22,662
                                           --------------------- --------------------- --------------------- ---------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                   117,976                84,866                 4,798                14,964
     Administrative charges                              22,824                17,196                   834                 2,572
                                           --------------------- --------------------- --------------------- ---------------------
        Total expenses                                  140,800               102,062                 5,632                17,536
                                           --------------------- --------------------- --------------------- ---------------------
           Net investment income (loss)                 168,560                (4,153)               (4,328)                5,126
                                           --------------------- --------------------- --------------------- ---------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                             --                    --                    --                    --
     Realized gains (losses) on sale of
        investments                                     (88,185)              (18,010)                4,752               (11,245)
                                           --------------------- --------------------- --------------------- ---------------------
           Net realized gains (losses)                  (88,185)              (18,010)                4,752               (11,245)
                                           --------------------- --------------------- --------------------- ---------------------
     Change in unrealized gains (losses)
        on investments                                  414,233              (518,679)               (7,708)               33,213
                                           --------------------- --------------------- --------------------- ---------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                     326,048              (536,689)               (2,956)               21,968
                                           --------------------- --------------------- --------------------- ---------------------
     Net increase (decrease) in net assets
        resulting from operations                     $ 494,608            $ (540,842)             $ (7,284)             $ 27,094
                                           ===================== ===================== ===================== =====================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

                                  LMPVET                                                                                LMPVIT
              LMPVET          INVESTMENT                LMPVET                LMPVET              LMPVET         WESTERN ASSET
CLEARBRIDGE VARIABLE    COUNSEL VARIABLE    VARIABLE LIFESTYLE    VARIABLE LIFESTYLE  VARIABLE LIFESTYLE  VARIABLE GLOBAL HIGH
    SMALL CAP GROWTH    SOCIAL AWARENESS        ALLOCATION 50%        ALLOCATION 70%      ALLOCATION 85%            YIELD BOND
         SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
----------------------- ------------------- --------------------- ------------------- ------------------- ---------------------
                $ --               $ 117              $ 55,327               $ 4,047            $ 14,468             $ 528,830
----------------------- ------------------- --------------------- ------------------- ------------------- ---------------------
              31,578                 130                21,825                 2,984              11,711                79,387
               6,208                  23                 4,470                   537               2,346                15,470
----------------------- ------------------- --------------------- ------------------- ------------------- ---------------------
              37,786                 153                26,295                 3,521              14,057                94,857
----------------------- ------------------- --------------------- ------------------- ------------------- ---------------------
             (37,786)                (36)               29,032                   526                 411               433,973
----------------------- ------------------- --------------------- ------------------- ------------------- ---------------------
              43,684                  --                    --                    --                  --                    --
              98,369                  31                 4,743                   406               5,263               (18,480)
----------------------- ------------------- --------------------- ------------------- ------------------- ---------------------
             142,053                  31                 4,743                   406               5,263               (18,480)
----------------------- ------------------- --------------------- ------------------- ------------------- ---------------------
            (110,271)               (147)              (57,751)               (4,664)            (42,079)             (422,090)
----------------------- ------------------- --------------------- ------------------- ------------------- ---------------------
              31,782                (116)              (53,008)               (4,258)            (36,816)             (440,570)
----------------------- ------------------- --------------------- ------------------- ------------------- ---------------------
            $ (6,004)             $ (152)            $ (23,976)             $ (3,732)          $ (36,405)             $ (6,597)
======================= =================== ===================== =================== =================== =====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                                       MIST
                                          ALLIANCEBERNSTEIN     MIST AMERICAN                  MIST AMERICAN
                                             GLOBAL DYNAMIC    FUNDS BALANCED    MIST AMERICAN  FUNDS GROWTH
                                                 ALLOCATION        ALLOCATION       FUNDS BOND    ALLOCATION
                                            SUB-ACCOUNT (a)       SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT
                                          -------------------- ----------------- ------------- ----------------
INVESTMENT INCOME:
     Dividends                                    $ 284,102       $ 2,121,189        $ 472,822     $ 941,722
                                          -------------------- ----------------- ------------- ----------------
EXPENSES:
     Mortality and expense risk and
        other charges                               256,740         2,277,691          312,006     1,164,111
     Administrative charges                          50,582           425,159           55,703       211,952
                                          -------------------- ----------------- ------------- ----------------
        Total expenses                              307,322         2,702,850          367,709     1,376,063
                                          -------------------- ----------------- ------------- ----------------
           Net investment income (loss)             (23,220)         (581,661)         105,113      (434,341)
                                          -------------------- ----------------- ------------- ----------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                    398,680            93,394               30            --
     Realized gains (losses) on sale of
        investments                                      --           530,082          175,671     1,688,566
                                          -------------------- ----------------- ------------- ----------------
           Net realized gains (losses)              398,680           623,476          175,701     1,688,566
                                          -------------------- ----------------- ------------- ----------------
     Change in unrealized gains (losses)
        on investments                              384,335        (7,034,864)         640,749    (6,751,905)
                                          -------------------- ----------------- ------------- ----------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                 783,015        (6,411,388)         816,450    (5,063,339)
                                          -------------------- ----------------- ------------- ----------------
     Net increase (decrease) in net assets
        resulting from operations                 $ 759,795      $ (6,993,049)       $ 921,563  $ (5,497,680)
                                          ==================== ================= ============= ================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

                                         MIST AMERICAN                     MIST BLACKROCK
MIST AMERICAN          MIST AMERICAN    FUNDS MODERATE    MIST AQR GLOBAL GLOBAL TACTICAL    MIST BLACKROCK
 FUNDS GROWTH    FUNDS INTERNATIONAL        ALLOCATION      RISK BALANCED      STRATEGIES        HIGH YIELD
  SUB-ACCOUNT            SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT (a) SUB-ACCOUNT (a)       SUB-ACCOUNT
---------------- ---------------------- ----------------- --------------- ------------------ -----------------
    $ 168,994              $ 268,612       $ 1,634,826        $ 1,153,406       $ 860,183         $ 992,398
---------------- ---------------------- ----------------- --------------- ------------------ -----------------
      592,063                271,541         1,449,431            284,034         469,890           223,756
      106,682                 49,068           266,926             57,602          92,931            39,959
---------------- ---------------------- ----------------- --------------- ------------------ -----------------
      698,745                320,609         1,716,357            341,636         562,821           263,715
---------------- ---------------------- ----------------- --------------- ------------------ -----------------
     (529,751)               (51,997)          (81,531)           811,770         297,362           728,683
---------------- ---------------------- ----------------- --------------- ------------------ -----------------
           --                     --           512,464            253,977         998,802                --
    1,955,994               (107,689)          621,367                 --              --           236,852
---------------- ---------------------- ----------------- --------------- ------------------ -----------------
    1,955,994               (107,689)        1,133,831            253,977         998,802           236,852
---------------- ---------------------- ----------------- --------------- ------------------ -----------------
   (4,266,841)            (3,739,766)       (2,936,001)           781,850      (1,049,119)         (986,860)
---------------- ---------------------- ----------------- --------------- ------------------ -----------------
   (2,310,847)            (3,847,455)       (1,802,170)         1,035,827         (50,317)         (750,008)
---------------- ---------------------- ----------------- --------------- ------------------ -----------------
 $ (2,840,598)          $ (3,899,452)     $ (1,883,701)       $ 1,847,597       $ 247,045         $ (21,325)
================ ====================== ================= =============== ================== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                          MIST BLACKROCK    MIST CLARION GLOBAL        MIST DREMAN           MIST GOLDMAN
                                          LARGE CAP CORE            REAL ESTATE    SMALL CAP VALUE    SACHS MID CAP VALUE
                                             SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT
                                          ----------------- ---------------------- ------------------ ----------------------
INVESTMENT INCOME:
     Dividends                                  $ 12,398              $ 658,751           $ 66,603               $ 84,772
                                          ----------------- ---------------------- ------------------ ----------------------
EXPENSES:
     Mortality and expense risk and
        other charges                             18,919                246,648             57,728                251,221
     Administrative charges                        3,313                 43,179              9,791                 44,968
                                          ----------------- ---------------------- ------------------ ----------------------
        Total expenses                            22,232                289,827             67,519                296,189
                                          ----------------- ---------------------- ------------------ ----------------------
           Net investment income (loss)           (9,834)               368,924               (916)              (211,417)
                                          ----------------- ---------------------- ------------------ ----------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                      --                     --                 --                     --
     Realized gains (losses) on sale of
        investments                                5,621               (205,558)            77,397               (128,339)
                                          ----------------- ---------------------- ------------------ ----------------------
           Net realized gains (losses)             5,621               (205,558)            77,397               (128,339)
                                          ----------------- ---------------------- ------------------ ----------------------
     Change in unrealized gains (losses)
        on investments                           (40,445)            (1,456,370)          (538,141)            (1,262,994)
                                          ----------------- ---------------------- ------------------ ----------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                              (34,824)            (1,661,928)          (460,744)            (1,391,333)
                                          ----------------- ---------------------- ------------------ ----------------------
     Net increase (decrease) in net assets
        resulting from operations              $ (44,658)          $ (1,293,004)        $ (461,660)          $ (1,602,750)
                                          ================= ====================== ================== ======================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

  MIST HARRIS                                                             MIST LEGG MASON
      OAKMARK        MIST INVESCO                        MIST LAZARD          CLEARBRIDGE    MIST LOOMIS SAYLES
INTERNATIONAL    SMALL CAP GROWTH    MIST JANUS FORTY        MID CAP    AGGRESSIVE GROWTH        GLOBAL MARKETS
  SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
---------------- ------------------- ------------------- -------------- -------------------- ---------------------
        $ 324                $ --           $ 133,068       $ 96,063                $ 178             $ 409,069
---------------- ------------------- ------------------- -------------- -------------------- ---------------------
      690,005             274,190             111,243        190,262              270,748               247,620
      122,672              49,136              19,209         33,368               48,853                43,552
---------------- ------------------- ------------------- -------------- -------------------- ---------------------
      812,677             323,326             130,452        223,630              319,601               291,172
---------------- ------------------- ------------------- -------------- -------------------- ---------------------
     (812,353)           (323,326)              2,616       (127,567)            (319,423)              117,897
---------------- ------------------- ------------------- -------------- -------------------- ---------------------
           --                  --                  --             --                   --                    --
     (301,744)            384,551                 747          2,100               10,031               117,669
---------------- ------------------- ------------------- -------------- -------------------- ---------------------
     (301,744)            384,551                 747          2,100               10,031               117,669
---------------- ------------------- ------------------- -------------- -------------------- ---------------------
   (7,251,014)           (574,999)           (782,072)      (809,890)            (592,808)             (822,695)
---------------- ------------------- ------------------- -------------- -------------------- ---------------------
   (7,552,758)           (190,448)           (781,325)      (807,790)            (582,777)             (705,026)
---------------- ------------------- ------------------- -------------- -------------------- ---------------------
 $ (8,365,111)         $ (513,774)         $ (778,709)    $ (935,357)          $ (902,200)           $ (587,129)
================ =================== =================== ============== ==================== =====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                                                                                          MIST MET/FRANKLIN
                                          MIST LORD ABBETT    MIST LORD ABBETT         MIST MET/EATON    LOW DURATION TOTAL
                                            BOND DEBENTURE       MID CAP VALUE    VANCE FLOATING RATE                RETURN
                                               SUB-ACCOUNT         SUB-ACCOUNT            SUB-ACCOUNT       SUB-ACCOUNT (a)
                                          ------------------- ------------------- ---------------------- ---------------------
INVESTMENT INCOME:
     Dividends                                 $ 1,788,144            $ 83,737               $ 45,154                  $ --
                                          ------------------- ------------------- ---------------------- ---------------------
EXPENSES:
     Mortality and expense risk and
        other charges                              418,074             213,715                 35,089                22,957
     Administrative charges                         74,911              39,632                  6,467                 4,472
                                          ------------------- ------------------- ---------------------- ---------------------
        Total expenses                             492,985             253,347                 41,556                27,429
                                          ------------------- ------------------- ---------------------- ---------------------
           Net investment income (loss)          1,295,159            (169,610)                 3,598               (27,429)
                                          ------------------- ------------------- ---------------------- ---------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                        --                  --                  5,937                    --
     Realized gains (losses) on sale of
        investments                                198,992             107,293                   (439)               (3,153)
                                          ------------------- ------------------- ---------------------- ---------------------
           Net realized gains (losses)             198,992             107,293                  5,498                (3,153)
                                          ------------------- ------------------- ---------------------- ---------------------
     Change in unrealized gains (losses)
        on investments                            (699,433)           (803,065)               (14,129)              (40,459)
                                          ------------------- ------------------- ---------------------- ---------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                               (500,441)           (695,772)                (8,631)              (43,612)
                                          ------------------- ------------------- ---------------------- ---------------------
     Net increase (decrease) in net assets
        resulting from operations                $ 794,718          $ (865,382)              $ (5,033)            $ (71,041)
                                          =================== =================== ====================== =====================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

                      MIST MET/FRANKLIN
MIST MET/FRANKLIN    TEMPLETON FOUNDING    MIST MET/TEMPLETON    MIST MET/TEMPLETON           MIST METLIFE       MIST METLIFE
    MUTUAL SHARES              STRATEGY                GROWTH    INTERNATIONAL BOND    AGGRESSIVE STRATEGY      BALANCED PLUS
      SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT    SUB-ACCOUNT (a)
-------------------- --------------------- --------------------- --------------------- ---------------------- ------------------
        $ 344,898             $ 637,170              $ 20,999             $ 303,257              $ 875,330          $ 177,542
-------------------- --------------------- --------------------- --------------------- ---------------------- ------------------
          153,716               487,911                31,653                57,562              1,154,965            497,000
           32,023                96,592                 6,419                10,536                205,329            100,619
-------------------- --------------------- --------------------- --------------------- ---------------------- ------------------
          185,739               584,503                38,072                68,098              1,360,294            597,619
-------------------- --------------------- --------------------- --------------------- ---------------------- ------------------
          159,159                52,667               (17,073)              235,159               (484,964)          (420,077)
-------------------- --------------------- --------------------- --------------------- ---------------------- ------------------
          684,071                36,219                    --                 5,549                     --                 --
           72,471               746,837                10,811               (98,236)              (601,605)                --
-------------------- --------------------- --------------------- --------------------- ---------------------- ------------------
          756,542               783,056                10,811               (92,687)              (601,605)                --
-------------------- --------------------- --------------------- --------------------- ---------------------- ------------------
       (1,214,717)           (2,414,141)             (410,078)             (373,603)            (5,539,521)          (514,898)
-------------------- --------------------- --------------------- --------------------- ---------------------- ------------------
         (458,175)           (1,631,085)             (399,267)             (466,290)            (6,141,126)          (514,898)
-------------------- --------------------- --------------------- --------------------- ---------------------- ------------------
       $ (299,016)         $ (1,578,418)           $ (416,340)           $ (231,131)          $ (6,626,090)        $ (934,975)
==================== ===================== ===================== ===================== ====================== ==================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                               MIST METLIFE          MIST METLIFE       MIST METLIFE         MIST METLIFE
                                          BALANCED STRATEGY    DEFENSIVE STRATEGY    GROWTH STRATEGY    MODERATE STRATEGY
                                                SUB-ACCOUNT           SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------- --------------------- ------------------ --------------------
INVESTMENT INCOME:
     Dividends                                  $ 8,013,081           $ 3,707,447        $ 5,838,155          $ 4,856,865
                                          -------------------- --------------------- ------------------ --------------------
EXPENSES:
     Mortality and expense risk and
        other charges                             6,803,804             2,313,231          5,386,990            3,686,879
     Administrative charges                       1,269,524               418,525            951,775              676,945
                                          -------------------- --------------------- ------------------ --------------------
        Total expenses                            8,073,328             2,731,756          6,338,765            4,363,824
                                          -------------------- --------------------- ------------------ --------------------
           Net investment income (loss)             (60,247)              975,691           (500,610)             493,041
                                          -------------------- --------------------- ------------------ --------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                         --                    --                 --                   --
     Realized gains (losses) on sale of
        investments                                  11,537             2,127,950         (2,308,681)           1,194,523
                                          -------------------- --------------------- ------------------ --------------------
           Net realized gains (losses)               11,537             2,127,950         (2,308,681)           1,194,523
                                          -------------------- --------------------- ------------------ --------------------
     Change in unrealized gains (losses)
        on investments                          (18,378,295)           (2,785,149)       (18,108,590)          (6,913,340)
                                          -------------------- --------------------- ------------------ --------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                             (18,366,758)             (657,199)       (20,417,271)          (5,718,817)
                                          -------------------- --------------------- ------------------ --------------------
     Net increase (decrease) in net assets
        resulting from operations             $ (18,427,005)            $ 318,492      $ (20,917,881)        $ (5,225,776)
                                          ==================== ===================== ================== ====================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

                                              MIST MORGAN                                     MIST PIMCO
MIST MFS EMERGING    MIST MFS RESEARCH    STANLEY MID CAP        MIST OPPENHEIMER    INFLATION PROTECTED    MIST PIMCO TOTAL
   MARKETS EQUITY        INTERNATIONAL             GROWTH    CAPITAL APPRECIATION                   BOND              RETURN
      SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT
-------------------- -------------------- ------------------ ----------------------- ---------------------- -------------------
        $ 523,570            $ 656,659           $ 27,315                $ 16,809            $ 1,550,381         $ 4,897,664
-------------------- -------------------- ------------------ ----------------------- ---------------------- -------------------
          516,869              487,243             61,051                 212,056              1,328,055           2,527,397
           92,710               87,528             12,044                  39,014                237,583             460,930
-------------------- -------------------- ------------------ ----------------------- ---------------------- -------------------
          609,579              574,771             73,095                 251,070              1,565,638           2,988,327
-------------------- -------------------- ------------------ ----------------------- ---------------------- -------------------
          (86,009)              81,888            (45,780)               (234,261)               (15,257)          1,909,337
-------------------- -------------------- ------------------ ----------------------- ---------------------- -------------------
               --                   --            122,625                      --              4,418,310           5,668,775
          147,508             (415,309)           132,218                (460,956)               771,055             394,854
-------------------- -------------------- ------------------ ----------------------- ---------------------- -------------------
          147,508             (415,309)           254,843                (460,956)             5,189,365           6,063,629
-------------------- -------------------- ------------------ ----------------------- ---------------------- -------------------
       (8,183,419)          (3,950,344)          (678,674)                262,149              3,334,276          (5,327,933)
-------------------- -------------------- ------------------ ----------------------- ---------------------- -------------------
       (8,035,911)          (4,365,653)          (423,831)               (198,807)             8,523,641             735,696
-------------------- -------------------- ------------------ ----------------------- ---------------------- -------------------
     $ (8,121,920)        $ (4,283,765)        $ (469,611)             $ (433,068)           $ 8,508,384         $ 2,645,033
==================== ==================== ================== ======================= ====================== ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                                                    MIST PIONEER         MIST PYRAMIS        MIST RAINIER
                                           MIST PIONEER FUND    STRATEGIC INCOME    GOVERNMENT INCOME    LARGE CAP EQUITY
                                                 SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT (a)         SUB-ACCOUNT
                                           -------------------- ------------------- -------------------- -------------------
INVESTMENT INCOME:
     Dividends                                      $ 87,431         $ 1,535,079             $ 95,782            $ 13,183
                                           -------------------- ------------------- -------------------- -------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                 87,779             399,581               87,062              45,961
     Administrative charges                           19,424              83,139               17,171               8,195
                                           -------------------- ------------------- -------------------- -------------------
        Total expenses                               107,203             482,720              104,233              54,156
                                           -------------------- ------------------- -------------------- -------------------
           Net investment income (loss)              (19,772)          1,052,359               (8,451)            (40,973)
                                           -------------------- ------------------- -------------------- -------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --             205,387              212,544                  --
     Realized gains (losses) on sale of
        investments                                  105,149             114,229               17,851              29,665
                                           -------------------- ------------------- -------------------- -------------------
           Net realized gains (losses)               105,149             319,616              230,395              29,665
                                           -------------------- ------------------- -------------------- -------------------
     Change in unrealized gains (losses)
        on investments                              (580,409)           (751,372)             297,104            (174,243)
                                           -------------------- ------------------- -------------------- -------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                 (475,260)           (431,756)             527,499            (144,578)
                                           -------------------- ------------------- -------------------- -------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ (495,032)          $ 620,603            $ 519,048          $ (185,551)
                                           ==================== =================== ==================== ===================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

    MIST RCM    MIST SSGA GROWTH    MIST SSGA GROWTH    MIST T. ROWE PRICE    MIST T. ROWE PRICE    MIST THIRD AVENUE
  TECHNOLOGY      AND INCOME ETF                 ETF       LARGE CAP VALUE        MID CAP GROWTH      SMALL CAP VALUE
 SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
--------------- ------------------- ------------------- --------------------- --------------------- --------------------
        $ --         $ 1,316,876           $ 424,660             $ 261,305                  $ --            $ 324,964
--------------- ------------------- ------------------- --------------------- --------------------- --------------------
     158,473             985,847             360,478               574,262               458,147              433,027
      28,138             189,875              71,336               102,285                82,282               76,783
--------------- ------------------- ------------------- --------------------- --------------------- --------------------
     186,611           1,175,722             431,814               676,547               540,429              509,810
--------------- ------------------- ------------------- --------------------- --------------------- --------------------
    (186,611)            141,154              (7,154)             (415,242)             (540,429)            (184,846)
--------------- ------------------- ------------------- --------------------- --------------------- --------------------
          --           1,414,801                  --                    --               858,934                   --
     243,417             247,564             406,394              (432,416)              688,428             (224,428)
--------------- ------------------- ------------------- --------------------- --------------------- --------------------
     243,417           1,662,365             406,394              (432,416)            1,547,362             (224,428)
--------------- ------------------- ------------------- --------------------- --------------------- --------------------
  (1,428,112)         (2,778,866)         (1,658,497)           (1,324,216)           (2,574,559)          (3,343,709)
--------------- ------------------- ------------------- --------------------- --------------------- --------------------
  (1,184,695)         (1,116,501)         (1,252,103)           (1,756,632)           (1,027,197)          (3,568,137)
--------------- ------------------- ------------------- --------------------- --------------------- --------------------
$ (1,371,306)         $ (975,347)       $ (1,259,257)         $ (2,171,874)         $ (1,567,626)        $ (3,752,983)
=============== =================== =================== ===================== ===================== ====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                                                                                           MSF BARCLAYS
                                             MIST TURNER    MIST VAN KAMPEN              MSF ARTIO    CAPITAL AGGREGATE
                                          MID CAP GROWTH           COMSTOCK    INTERNATIONAL STOCK           BOND INDEX
                                             SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT          SUB-ACCOUNT
                                          ----------------- ------------------ ---------------------- -----------------
INVESTMENT INCOME:
     Dividends                                      $ --          $ 209,191                $ 4,969            $ 204,345
                                          ----------------- ------------------ ---------------------- -----------------
EXPENSES:
     Mortality and expense risk and
        other charges                            126,595            252,648                  3,924               98,555
     Administrative charges                       22,610             46,989                    780               17,923
                                          ----------------- ------------------ ---------------------- -----------------
        Total expenses                           149,205            299,637                  4,704              116,478
                                          ----------------- ------------------ ---------------------- -----------------
           Net investment income (loss)         (149,205)           (90,446)                   265               87,867
                                          ----------------- ------------------ ---------------------- -----------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                      --                 --                     --                   --
     Realized gains (losses) on sale of
        investments                              192,825             13,551                 (9,885)              34,643
                                          ----------------- ------------------ ---------------------- -----------------
           Net realized gains (losses)           192,825             13,551                 (9,885)              34,643
                                          ----------------- ------------------ ---------------------- -----------------
     Change in unrealized gains (losses)
        on investments                          (850,736)          (510,125)               (62,667)             251,129
                                          ----------------- ------------------ ---------------------- -----------------
     Net realized and change in
        unrealized gains (losses) on
        investments                             (657,911)          (496,574)               (72,552)             285,772
                                          ----------------- ------------------ ---------------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations             $ (807,116)        $ (587,020)             $ (72,287)           $ 373,639
                                          ================= ================== ====================== =================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

                 MSF BLACKROCK
MSF BLACKROCK LEGACY LARGE CAP    MSF BLACKROCK    MSF DAVIS VENTURE    MSF FI VALUE    MSF JENNISON
  BOND INCOME           GROWTH     MONEY MARKET                VALUE         LEADERS          GROWTH
  SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
------------- ------------------- ---------------- -------------------- --------------- ---------------
    $ 334,172          $ 1,957             $ --            $ 648,232         $ 4,302        $ 16,393
------------- ------------------- ---------------- -------------------- --------------- ---------------
      116,693           14,546        1,160,781              903,293           6,250         399,793
       21,616            2,483          212,720              161,140           1,036          71,774
------------- ------------------- ---------------- -------------------- --------------- ---------------
      138,309           17,029        1,373,501            1,064,433           7,286         471,567
------------- ------------------- ---------------- -------------------- --------------- ---------------
      195,863          (15,072)      (1,373,501)            (416,201)         (2,984)       (455,174)
------------- ------------------- ---------------- -------------------- --------------- ---------------
           --               --               --                   --              --              --
       45,799           77,465               --              273,128          10,305         517,351
------------- ------------------- ---------------- -------------------- --------------- ---------------
       45,799           77,465               --              273,128          10,305         517,351
------------- ------------------- ---------------- -------------------- --------------- ---------------
      162,011         (164,195)              --           (3,847,667)        (35,478)       (407,422)
------------- ------------------- ---------------- -------------------- --------------- ---------------
      207,810          (86,730)              --           (3,574,539)        (25,173)        109,929
------------- ------------------- ---------------- -------------------- --------------- ---------------
    $ 403,673       $ (101,802)    $ (1,373,501)        $ (3,990,740)      $ (28,157)     $ (345,245)
============= =================== ================ ==================== =============== ===============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                                                                                             MSF MET/
                                                                                                          DIMENSIONAL
                                           MSF LOOMIS SAYLES    MSF LOOMIS SAYLES    MSF MET/ARTISAN    INTERNATIONAL
                                              SMALL CAP CORE     SMALL CAP GROWTH      MID CAP VALUE    SMALL COMPANY
                                                 SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT
                                           -------------------- -------------------- ------------------ ----------------
INVESTMENT INCOME:
     Dividends                                          $ --                 $ --          $ 110,116         $ 52,005
                                           -------------------- -------------------- ------------------ ----------------
EXPENSES:
     Mortality and expense risk and
        other charges                                  9,299                4,219            201,448           38,023
     Administrative charges                            1,493                1,083             35,647            6,994
                                           -------------------- -------------------- ------------------ ----------------
        Total expenses                                10,792                5,302            237,095           45,017
                                           -------------------- -------------------- ------------------ ----------------
           Net investment income (loss)              (10,792)              (5,302)          (126,979)           6,988
                                           -------------------- -------------------- ------------------ ----------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --                   --                 --           99,176
     Realized gains (losses) on sale of
        investments                                   14,591                9,837           (306,527)          28,211
                                           -------------------- -------------------- ------------------ ----------------
           Net realized gains (losses)                14,591                9,837           (306,527)         127,387
                                           -------------------- -------------------- ------------------ ----------------
     Change in unrealized gains (losses)
        on investments                               (20,414)             (10,505)         1,104,283         (683,544)
                                           -------------------- -------------------- ------------------ ----------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                   (5,823)                (668)           797,756         (556,157)
                                           -------------------- -------------------- ------------------ ----------------
     Net increase (decrease) in net assets
        resulting from operations                  $ (16,615)            $ (5,970)         $ 670,777       $ (549,169)
                                           ==================== ==================== ================== ================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

 MSF METLIFE            MSF METLIFE                                                            MSF METLIFE
CONSERVATIVE        CONSERVATIVE TO            MSF METLIFE            MSF METLIFE              MODERATE TO    MSF METLIFE STOCK
  ALLOCATION    MODERATE ALLOCATION    MID CAP STOCK INDEX    MODERATE ALLOCATION    AGGRESSIVE ALLOCATION                INDEX
 SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT              SUB-ACCOUNT          SUB-ACCOUNT
--------------- ---------------------- ---------------------- ---------------------- ------------------------ --------------------
    $ 54,668               $ 45,076               $ 22,498              $ 254,181                $ 113,720            $ 488,739
--------------- ---------------------- ---------------------- ---------------------- ------------------------ --------------------
      32,069                 31,286                 49,210                262,267                  113,256              498,357
       5,757                  5,199                  9,203                 43,674                   18,978               82,825
--------------- ---------------------- ---------------------- ---------------------- ------------------------ --------------------
      37,826                 36,485                 58,413                305,941                  132,234              581,182
--------------- ---------------------- ---------------------- ---------------------- ------------------------ --------------------
      16,842                  8,591                (35,915)               (51,760)                 (18,514)             (92,443)
--------------- ---------------------- ---------------------- ---------------------- ------------------------ --------------------
          --                     --                144,133                     --                       --              204,884
      31,001                 50,256                 52,387                171,516                  312,173               23,562
--------------- ---------------------- ---------------------- ---------------------- ------------------------ --------------------
      31,001                 50,256                196,520                171,516                  312,173              228,446
--------------- ---------------------- ---------------------- ---------------------- ------------------------ --------------------
     (13,315)               (69,510)              (314,938)              (680,862)                (605,952)            (326,076)
--------------- ---------------------- ---------------------- ---------------------- ------------------------ --------------------
      17,686                (19,254)              (118,418)              (509,346)                (293,779)             (97,630)
--------------- ---------------------- ---------------------- ---------------------- ------------------------ --------------------
    $ 34,528              $ (10,663)            $ (154,333)            $ (561,106)              $ (312,293)          $ (190,073)
=============== ====================== ====================== ====================== ======================== ====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                          MSF MFS TOTAL                     MSF MORGAN STANLEY     MSF NEUBERGER
                                                 RETURN    MSF MFS VALUE            EAFE INDEX    BERMAN GENESIS
                                            SUB-ACCOUNT      SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT
                                          ---------------- ---------------- --------------------- -----------------
INVESTMENT INCOME:
     Dividends                                $ 233,821         $ 67,836              $ 73,116              $ 89
                                          ---------------- ---------------- --------------------- -----------------
EXPENSES:
     Mortality and expense risk and
        other charges                           113,850           56,825                46,587               371
     Administrative charges                      22,659           11,169                 8,781                67
                                          ---------------- ---------------- --------------------- -----------------
        Total expenses                          136,509           67,994                55,368               438
                                          ---------------- ---------------- --------------------- -----------------
           Net investment income (loss)          97,312             (158)               17,748              (349)
                                          ---------------- ---------------- --------------------- -----------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                     --               --                    --                --
     Realized gains (losses) on sale of
        investments                             (83,548)           7,407                (4,654)           (3,220)
                                          ---------------- ---------------- --------------------- -----------------
           Net realized gains (losses)          (83,548)           7,407                (4,654)           (3,220)
                                          ---------------- ---------------- --------------------- -----------------
     Change in unrealized gains (losses)
        on investments                           45,202          (57,492)             (556,659)            4,479
                                          ---------------- ---------------- --------------------- -----------------
     Net realized and change in
        unrealized gains (losses) on
        investments                             (38,346)         (50,085)             (561,313)            1,259
                                          ---------------- ---------------- --------------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations              $ 58,966        $ (50,243)           $ (543,565)            $ 910
                                          ================ ================ ===================== =================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

 MSF NEUBERGER                                                                                        MSF VAN ECK
BERMAN MID CAP    MSF OPPENHEIMER    MSF RUSSELL 2000    MSF T. ROWE PRICE    MSF T. ROWE PRICE    GLOBAL NATURAL
         VALUE      GLOBAL EQUITY               INDEX     LARGE CAP GROWTH     SMALL CAP GROWTH         RESOURCES
   SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT
----------------- ------------------ ------------------- -------------------- -------------------- -----------------
         $ 694           $ 15,390            $ 33,328                 $ 39                 $ --          $ 96,547
----------------- ------------------ ------------------- -------------------- -------------------- -----------------
         1,760              8,515              60,098               10,304                8,521            97,135
           276              2,222              11,227                2,092                1,441            17,521
----------------- ------------------ ------------------- -------------------- -------------------- -----------------
         2,036             10,737              71,325               12,396                9,962           114,656
----------------- ------------------ ------------------- -------------------- -------------------- -----------------
        (1,342)             4,653             (37,997)             (12,357)              (9,962)          (18,109)
----------------- ------------------ ------------------- -------------------- -------------------- -----------------
            --                 --                  --                   --                   --           831,897
         5,777              7,290              70,098                6,729               65,228            92,301
----------------- ------------------ ------------------- -------------------- -------------------- -----------------
         5,777              7,290              70,098                6,729               65,228           924,198
----------------- ------------------ ------------------- -------------------- -------------------- -----------------
       (15,137)          (104,237)           (355,623)             (18,100)             (45,704)       (2,111,701)
----------------- ------------------ ------------------- -------------------- -------------------- -----------------
        (9,360)           (96,947)           (285,525)             (11,371)              19,524        (1,187,503)
----------------- ------------------ ------------------- -------------------- -------------------- -----------------
     $ (10,702)         $ (92,294)         $ (323,522)           $ (23,728)             $ 9,562      $ (1,205,612)
================= ================== =================== ==================== ==================== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                           MSF WESTERN ASSET
                                                  MANAGEMENT MSF WESTERN ASSET      OPPENHEIMER VA
                                              STRATEGIC BOND        MANAGEMENT         MAIN STREET      PIMCO VIT
                                               OPPORTUNITIES   U.S. GOVERNMENT    SMALL- & MID-CAP     HIGH YIELD
                                                 SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT
                                           ----------------- -------------------- ------------------- --------------
INVESTMENT INCOME:
     Dividends                                       $ 1,462         $ 367,973            $ 11,398       $ 10,286
                                           ----------------- -------------------- ------------------- --------------
EXPENSES:
     Mortality and expense risk and
        other charges                                    373           379,553              33,379          1,762
     Administrative charges                               57            71,931               7,771            364
                                           ----------------- -------------------- ------------------- --------------
        Total expenses                                   430           451,484              41,150          2,126
                                           ----------------- -------------------- ------------------- --------------
           Net investment income (loss)                1,032           (83,511)            (29,752)         8,160
                                           ----------------- -------------------- ------------------- --------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --           997,893                  --             --
     Realized gains (losses) on sale of
        investments                                       33            40,020              52,916            601
                                           ----------------- -------------------- ------------------- --------------
           Net realized gains (losses)                    33         1,037,913              52,916            601
                                           ----------------- -------------------- ------------------- --------------
     Change in unrealized gains (losses)
        on investments                                   241            82,730            (149,115)        (6,432)
                                           ----------------- -------------------- ------------------- --------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                      274         1,120,643             (96,199)        (5,831)
                                           ----------------- -------------------- ------------------- --------------
     Net increase (decrease) in net assets
        resulting from operations                    $ 1,306       $ 1,037,132          $ (125,951)       $ 2,329
                                           ================= ==================== =================== ==============

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

   PIMCO VIT         PIONEER VCT      PIONEER VCT           PIONEER VCT        PUTNAM VT           PUTNAM VT
LOW DURATION    EMERGING MARKETS    MID CAP VALUE    REAL ESTATE SHARES    EQUITY INCOME    MULTI-CAP GROWTH
 SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT           SUB-ACCOUNT      SUB-ACCOUNT         SUB-ACCOUNT
--------------- ------------------- ---------------- --------------------- ---------------- -------------------
     $ 3,166                $ --          $ 9,610                 $ 171            $ 310               $ 624
--------------- ------------------- ---------------- --------------------- ---------------- -------------------
       2,216                 469           18,005                   105              110               2,007
         441                  73            3,689                    18               41                 240
--------------- ------------------- ---------------- --------------------- ---------------- -------------------
       2,657                 542           21,694                   123              151               2,247
--------------- ------------------- ---------------- --------------------- ---------------- -------------------
         509                (542)         (12,084)                   48              159              (1,623)
--------------- ------------------- ---------------- --------------------- ---------------- -------------------
          --                  --               --                    --               --                  --
         304               6,877             (995)                 (850)              (3)              2,339
--------------- ------------------- ---------------- --------------------- ---------------- -------------------
         304               6,877             (995)                 (850)              (3)              2,339
--------------- ------------------- ---------------- --------------------- ---------------- -------------------
      (1,417)            (14,275)         (96,769)                1,385               24             (11,261)
--------------- ------------------- ---------------- --------------------- ---------------- -------------------
      (1,113)             (7,398)         (97,764)                  535               21              (8,922)
--------------- ------------------- ---------------- --------------------- ---------------- -------------------
      $ (604)           $ (7,940)      $ (109,848)                $ 583            $ 180           $ (10,545)
=============== =================== ================ ===================== ================ ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2011

                                          RUSSELL AGGRESSIVE                         RUSSELL GLOBAL REAL  RUSSELL MULTI-STYLE
                                                      EQUITY    RUSSELL CORE BOND      ESTATE SECURITIES               EQUITY
                                                 SUB-ACCOUNT          SUB-ACCOUNT            SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------- -------------------- -------------------- --------------------
INVESTMENT INCOME:
     Dividends                                          $ 23              $ 1,360                  $ 188                $ 398
                                          --------------------- -------------------- -------------------- --------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                     59                  571                    102                  499
     Administrative charges                                6                   67                     11                   59
                                          --------------------- -------------------- -------------------- --------------------
        Total expenses                                    65                  638                    113                  558
                                          --------------------- -------------------- -------------------- --------------------
           Net investment income (loss)                  (42)                 722                     75                 (160)
                                          --------------------- -------------------- -------------------- --------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --                  630                     --                   --
     Realized gains (losses) on sale of
        investments                                      (82)                 938                    (42)                 440
                                          --------------------- -------------------- -------------------- --------------------
           Net realized gains (losses)                   (82)               1,568                    (42)                 440
                                          --------------------- -------------------- -------------------- --------------------
     Change in unrealized gains (losses)
        on investments                                  (192)                (701)                  (779)              (2,307)
                                          --------------------- -------------------- -------------------- --------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                     (274)                 867                   (821)              (1,867)
                                          --------------------- -------------------- -------------------- --------------------
     Net increase (decrease) in net assets
        resulting from operations                     $ (316)             $ 1,589                 $ (746)            $ (2,027)
                                          ==================== ===================== ==================== ====================

(a) For the period May 2, 2011 to December 31, 2011.


The accompanying notes are an integral part of these financial statements.

RUSSELL NON-U.S.    UIF U.S. REAL ESTATE
     SUB-ACCOUNT             SUB-ACCOUNT
------------------- -----------------------
           $ 284                $ 33,052
------------------- -----------------------
             228                  47,158
              26                   9,661
------------------- -----------------------
             254                  56,819
------------------- -----------------------
              30                 (23,767)
------------------- -----------------------
              --                      --
            (785)                (44,004)
------------------- -----------------------
            (785)                (44,004)
------------------- -----------------------
          (2,088)                221,983
------------------- -----------------------
          (2,873)                177,979
------------------- -----------------------
        $ (2,843)              $ 154,212
=================== =======================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                                                AMERICAN FUNDS
                                            AMERICAN FUNDS BOND    AMERICAN FUNDS GLOBAL GROWTH    GLOBAL SMALL CAPITALIZATION
                                                    SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------- ------------------------------- ------------------------------
                                            2011           2010          2011              2010         2011              2010
                                   ---------------- -------------- ------------- ----------------- ------------ -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ 141,080    $   107,864    $   (60,541)        $ (23,940)   $   5,008          $ 14,775
  Net realized gains (losses)             17,620          7,801         42,030          (215,207)      60,426            25,213
  Change in unrealized gains
     (losses) on investments             178,065         72,349     (2,200,671)        2,396,634     (809,805)          473,540
                                   ---------------- -------------- ------------- ----------------- ------------ -----------------
     Net increase (decrease)
       in net assets resulting
       from operations                   336,765        188,014     (2,219,182)        2,157,487     (744,371)          513,528
                                   ---------------- -------------- ------------- ----------------- ------------ -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              1,535,445      2,151,391      1,538,989         1,745,816      613,327           850,456
  Net transfers (including fixed
     account)                            322,196        778,201       (800,199)         (350,912)     261,659           180,994
  Contract charges                       (35,685)       (18,167)      (117,529)         (109,578)     (16,585)           (9,316)
  Transfers for contract benefits
     and terminations                   (242,493)      (157,148)    (2,015,446)       (1,291,106)     (71,848)          (25,792)
                                   ---------------- -------------- ------------- ----------------- ------------ -----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      1,579,463      2,754,277     (1,394,185)           (5,780)     786,553           996,342
                                   ---------------- -------------- ------------- ----------------- ------------ -----------------
     Net increase (decrease)
       in net assets                   1,916,228      2,942,291     (3,613,367)        2,151,707       42,182         1,509,870
NET ASSETS:
  Beginning of year                    6,229,519      3,287,228     23,819,624        21,667,917    3,265,181         1,755,311
                                   ---------------- -------------- ------------- ----------------- ------------ -----------------
  End of year                        $ 8,145,747    $ 6,229,519    $20,206,257     $  23,819,624   $3,307,363       $ 3,265,181
                                   ================ ============== ============= ================= ============ =================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

       AMERICAN FUNDS GROWTH    AMERICAN FUNDS GROWTH-INCOME         FIDELITY VIP CONTRAFUND    FIDELITY VIP EQUITY-INCOME
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                   SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- -----------------------------
        2011            2010            2011            2010            2011            2010        2011              2010
--------------- --------------- --------------- --------------- --------------- --------------- ----------- -----------------
  $ (421,566)     $ (331,392)      $ (22,112)      $ (39,671)     $ (106,034)      $ (75,910)      $ 516             $ 150
        (859)       (352,186)       (222,278)       (385,986)       (236,881)       (524,352)       (709)             (369)
  (2,247,957)      7,286,042        (523,209)      2,662,041        (262,192)      2,746,631        (226)            7,877
--------------- --------------- --------------- --------------- --------------- --------------- ----------- -----------------
  (2,670,382)      6,602,464        (767,599)      2,236,384        (605,107)      2,146,369        (419)            7,658
--------------- --------------- --------------- --------------- --------------- --------------- ----------- -----------------
   5,450,027       5,047,741       1,473,864       1,943,490       1,293,721       1,402,473          --                --
    (566,719)       (193,415)       (329,179)          1,544        (271,658)        (27,731)       (386)              244
    (230,890)       (187,957)       (119,477)       (114,388)        (90,452)        (81,974)       (428)             (403)
  (3,991,364)     (2,349,234)     (2,767,280)     (1,593,242)     (1,676,369)     (1,022,642)     (4,631)               (9)
--------------- --------------- --------------- --------------- --------------- --------------- ----------- -----------------
     661,054       2,317,135      (1,742,072)        237,404        (744,758)        270,126      (5,445)             (168)
--------------- --------------- --------------- --------------- --------------- --------------- ----------- -----------------
  (2,009,328)      8,919,599      (2,509,671)      2,473,788      (1,349,865)      2,416,495      (5,864)            7,490
  46,146,389      37,226,790      25,711,939      23,238,151      16,467,673      14,051,178      65,050            57,560
--------------- --------------- --------------- --------------- --------------- --------------- ----------- -----------------
$ 44,137,061    $ 46,146,389    $ 23,202,268    $ 25,711,939    $ 15,117,808    $ 16,467,673    $ 59,186          $ 65,050
=============== =============== =============== =============== =============== =============== =========== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                                              FTVIPT FRANKLIN
                                    FIDELITY VIP MID CAP      FTVIPT FRANKLIN INCOME SECURITIES    SMALL CAP VALUE SECURITIES
                                             SUB-ACCOUNT                            SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------- ------------------------------- -----------------------------
                                            2011           2010           2011              2010         2011             2010
                                   ---------------- -------------- ------------- ----------------- ------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ (110,078)   $  (63,271)    $   894,333       $ 1,019,191    $  (6,382)        $ (3,277)
  Net realized gains (losses)             58,359         33,971       (147,224)         (246,509)      16,163            2,052
  Change in unrealized gains
     (losses) on investments          (1,066,618)     1,349,277       (580,836)        1,331,798      (30,721)         148,946
                                   ---------------- -------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                (1,118,337)     1,319,977        166,273         2,104,480      (20,940)         147,721
                                   ---------------- -------------- ------------- ----------------- ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              2,415,444      2,040,746      2,170,465         1,639,580      514,575          252,391
  Net transfers (including fixed
     account)                            698,441        576,043       (380,027)           48,890       (1,704)          94,307
  Contract charges                       (28,424)       (12,725)      (106,567)          (97,845)      (2,427)          (1,455)
  Transfers for contract benefits
     and terminations                   (410,004)      (176,179)    (1,836,773)       (1,589,084)     (40,428)          (2,050)
                                   ---------------- -------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      2,675,457      2,427,885       (152,902)            1,541      470,016          343,193
                                   ---------------- -------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets                   1,557,120      3,747,862         13,371         2,106,021      449,076          490,914
NET ASSETS:
  Beginning of year                    7,230,111      3,482,249     21,653,665        19,547,644      845,855          354,941
                                   ---------------- -------------- ------------- ----------------- ------------ ----------------
  End of year                        $ 8,787,231    $ 7,230,111    $21,667,036      $ 21,653,665   $1,294,931        $ 845,855
                                   ================ ============== ============= ================= ============ ================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                               FTVIPT TEMPLETON              FTVIPT TEMPLETON
FTVIPT MUTUAL SHARES SECURITIES              FOREIGN SECURITIES        GLOBAL BOND SECURITIES  INVESCO V.I. GLOBAL REAL ESTATE
                    SUB-ACCOUNT                     SUB-ACCOUNT                   SUB-ACCOUNT                      SUB-ACCOUNT
---------------------------------- ----------------------------- ----------------------------- --------------------------------
       2011                2010            2011            2010         2011             2010       2011                  2010
-------------- ------------------- --------------- ------------- -------------- -------------- ------------ -------------------
   $ 29,694             $ 3,284        $ (9,091)       $ 23,091    $ 232,530          $ 1,167   $ 15,710              $ 13,680
    (20,841)            (27,759)       (192,859)       (465,510)      57,288           29,643     20,110                 3,334
    (84,360)            286,641      (1,586,807)      1,409,904     (460,838)         324,225    (82,669)               34,080
-------------- ------------------- --------------- ------------- -------------- -------------- ------------ -------------------
    (75,507)            262,166      (1,788,757)        967,485     (171,020)         355,035    (46,849)               51,094
-------------- ------------------- --------------- ------------- -------------- -------------- ------------ -------------------
    322,061             517,393         763,357         461,721    2,228,768        2,305,400    306,053               128,724
     52,969              84,768         108,318          34,904      236,584          232,897     39,687                82,814
     (9,113)             (6,658)        (92,840)        (94,962)     (28,186)          (9,976)    (1,902)               (1,011)
   (183,454)           (154,108)     (1,752,515)     (1,346,897)    (247,836)        (193,096)  (108,331)               (1,766)
-------------- ------------------- --------------- ------------- -------------- -------------- ------------ -------------------
    182,463             441,395        (973,680)       (945,234)   2,189,330        2,335,225    235,507               208,761
-------------- ------------------- --------------- ------------- -------------- -------------- ------------ -------------------
    106,956             703,561      (2,762,437)         22,251    2,018,310        2,690,260    188,658               259,855
  3,165,074           2,461,513      16,187,428      16,165,177    4,650,975        1,960,715    466,105               206,250
-------------- ------------------- --------------- ------------- -------------- -------------- ------------ -------------------
$ 3,272,030         $ 3,165,074    $ 13,424,991    $ 16,187,428  $ 6,669,285      $ 4,650,975  $ 654,763             $ 466,105
 ============= =================== =============== ============= ============== ============== ============ ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                             INVESCO V.I. VAN KAMPEN     INVESCO V.I. VAN KAMPEN
                                   INVESCO V.I. INTERNATIONAL GROWTH               EQUITY AND INCOME           GROWTH AND INCOME
                                                         SUB-ACCOUNT                     SUB-ACCOUNT                 SUB-ACCOUNT
                                   ------------------------------------ ------------------------------- ---------------------------
                                            2011                2010          2011              2010         2011           2010
                                   ---------------- ------------------- ------------- ----------------- ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $    (13,754)   $         26,605    $    31,697          $ 32,703   $  (18,595)     $ (70,635)
  Net realized gains (losses)             24,774              (1,672)         5,049               681       18,868            924
  Change in unrealized gains
     (losses) on investments            (552,456)            448,863       (404,937)          852,123     (308,976)       743,693
                                   ---------------- ------------------- ------------- ----------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from operations                  (541,436)            473,796       (368,191)          885,507     (308,703)       673,982
                                   ---------------- ------------------- ------------- ----------------- ------------ --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              1,834,868           1,638,102      2,801,099         2,879,511    1,665,670      2,110,764
  Net transfers (including fixed
     account)                            479,886             558,890        501,942           570,374      592,641        680,131
  Contract charges                       (25,597)            (11,166)       (35,723)          (17,326)     (32,914)       (16,097)
  Transfers for contract benefits
     and terminations                   (285,399)            (97,281)      (467,588)         (298,843)    (409,750)      (192,413)
                                   ---------------- ------------------- ------------- ----------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      2,003,758           2,088,545      2,799,730         3,133,716    1,815,647      2,582,385
                                   ---------------- ------------------- ------------- ----------------- ------------ --------------
     Net increase (decrease)
       in net assets                   1,462,322           2,562,341      2,431,539         4,019,223    1,506,944      3,256,367
NET ASSETS:
  Beginning of year                    4,879,813           2,317,472     10,357,864         6,338,641    7,460,830      4,204,463
                                   ---------------- ------------------- ------------- ----------------- ------------ --------------
  End of year                        $ 6,342,135      $    4,879,813    $12,789,403       $10,357,864   $8,967,774    $ 7,460,830
                                   ================ =================== ============= ================= ============ ==============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

   INVESCO V.I. VAN KAMPEN              LMPVET CLEARBRIDGE              LMPVET CLEARBRIDGE      LMPVET CLEARBRIDGE VARIABLE
             MID CAP VALUE      VARIABLE AGGRESSIVE GROWTH           VARIABLE APPRECIATION            EQUITY INCOME BUILDER
               SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                      SUB-ACCOUNT
----------------------------- ------------------------------- ------------------------------- --------------------------------
       2011           2010            2011            2010            2011            2010            2011             2010
-------------- -------------- --------------- --------------- --------------- --------------- --------------- ----------------
   $ (5,737)      $ (2,788)     $ (159,712)     $ (145,574)       $ 46,024        $ 35,964       $ 168,560        $ 164,618
     10,914            661         222,034         (95,536)         26,676          (9,618)        (88,185)        (226,646)
     (7,949)       107,230          52,660       2,394,193          37,887       1,030,399         414,233          801,308
-------------- -------------- --------------- --------------- --------------- --------------- --------------- ----------------
     (2,772)       105,103         114,982       2,153,083         110,587       1,056,745         494,608          739,280
-------------- -------------- --------------- --------------- --------------- --------------- --------------- ----------------
    342,145        257,917       1,374,511         649,383       3,379,971       2,642,199       1,656,653          666,689
       (328)        50,038        (543,070)        (79,141)        502,361         877,878         541,785         (149,848)
     (2,987)        (1,790)        (38,334)        (35,486)        (45,603)        (27,558)        (42,552)         (34,893)
    (21,000)        (3,510)     (1,219,257)       (922,059)       (933,634)       (445,306)       (300,160)        (198,216)
-------------- -------------- --------------- --------------- --------------- --------------- --------------- ----------------
    317,830        302,655        (426,150)       (387,303)      2,903,095       3,047,213       1,855,726          283,732
-------------- -------------- --------------- --------------- --------------- --------------- --------------- ----------------
    315,058        407,758        (311,168)      1,765,780       3,013,682       4,103,958       2,350,334        1,023,012
    745,439        337,681      11,442,997       9,677,217      11,226,240       7,122,282       7,893,569        6,870,557
-------------- -------------- --------------- --------------- --------------- --------------- --------------- ----------------
$ 1,060,497      $ 745,439    $ 11,131,829    $ 11,442,997    $ 14,239,922    $ 11,226,240    $ 10,243,903      $ 7,893,569
============== ============== =============== =============== =============== =============== =============== ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                    LMPVET CLEARBRIDGE VARIABLE           LMPVET CLEARBRIDGE          LMPVET CLEARBRIDGE
                                      FUNDAMENTAL ALL CAP VALUE    VARIABLE LARGE CAP GROWTH    VARIABLE LARGE CAP VALUE
                                                    SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT
                                   ------------------------------- -------------- ------------- ---------------------------
                                            2011           2010       2011              2010         2011           2010
                                   ---------------- -------------- ---------- ----------------- ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)          $ (4,153)    $   18,451    $ (4,328)         $ (5,727)   $   5,126       $ 12,516
  Net realized gains (losses)            (18,010)       (56,681)      4,752            (2,744)     (11,245)       (10,913)
  Change in unrealized gains
     (losses) on investments            (518,679)       930,232      (7,708)           39,747       33,213         74,536
                                   ---------------- -------------- ---------- ----------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from operations                  (540,842)       892,002      (7,284)           31,276       27,094         76,139
                                   ---------------- -------------- ---------- ----------------- ------------ --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                896,926        655,492         275               240       11,000          2,913
  Net transfers (including fixed
     account)                            128,108        255,993       7,661             6,119      (50,843)        27,653
  Contract charges                       (18,865)       (15,689)       (551)             (696)        (566)          (488)
  Transfers for contract benefits
     and terminations                   (509,352)      (334,400)    (92,307)         (148,275)     (20,950)       (26,561)
                                   ---------------- -------------- ---------- ----------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions        496,817        561,396     (84,922)         (142,612)     (61,359)         3,517
                                   ---------------- -------------- ---------- ----------------- ------------ --------------
     Net increase (decrease)
       in net assets                     (44,025)     1,453,398     (92,206)         (111,336)     (34,265)        79,656
NET ASSETS:
  Beginning of year                    6,848,066      5,394,668     361,848           473,184    1,018,528        938,872
                                   ---------------- -------------- ---------- ----------------- ------------ --------------
  End of year                        $ 6,804,041    $ 6,848,066    $269,642         $ 361,848   $  984,263    $ 1,018,528
                                   ================ ============== ========== ================= ============ ==============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

          LMPVET CLEARBRIDGE    LMPVET INVESTMENT COUNSEL     LMPVET VARIABLE LIFESTYLE    LMPVET VARIABLE LIFESTYLE
   VARIABLE SMALL CAP GROWTH    VARIABLE SOCIAL AWARENESS                ALLOCATION 50%               ALLOCATION 70%
                 SUB-ACCOUNT                  SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
------------------------------- ---------------------------- ----------------------------- ----------------------------
       2011             2010        2011             2010           2011           2010         2011            2010
-------------- ---------------- ----------- ---------------- -------------- -------------- ------------ ---------------
  $ (37,786)       $ (32,709)      $ (36)           $ (13)      $ 29,032       $ 20,565        $ 526         $ 1,102
    142,053           11,303          31               89          4,743          1,003          406          (2,331)
   (110,271)         493,577        (147)             904        (57,751)       122,836       (4,664)         26,564
-------------- ---------------- ----------- ---------------- -------------- -------------- ------------ ---------------
     (6,004)         472,171        (152)             980        (23,976)       144,404       (3,732)         25,335
-------------- ---------------- ----------- ---------------- -------------- -------------- ------------ ---------------
    488,511          344,216          --               --        896,666        192,392          240             240
   (178,579)         279,507          --              603          9,693         86,031          360           4,129
    (11,739)          (8,941)        (39)             (39)        (2,089)          (285)         (71)            (82)
   (206,294)        (184,834)         (7)            (894)       (56,115)       (65,116)     (23,170)         (5,794)
-------------- ---------------- ----------- ---------------- -------------- -------------- ------------ ---------------
     91,899          429,948         (46)            (330)       848,155        213,022      (22,641)         (1,507)
-------------- ---------------- ----------- ---------------- -------------- -------------- ------------ ---------------
     85,895          902,119        (198)             650        824,179        357,426      (26,373)         23,828
  2,538,303        1,636,184      10,289            9,639      1,345,207        987,781      225,913         202,085
-------------- ---------------- ----------- ---------------- -------------- -------------- ------------ ---------------
$ 2,624,198      $ 2,538,303    $ 10,091         $ 10,289    $ 2,169,386    $ 1,345,207    $ 199,540       $ 225,913
============== ================ =========== ================ ============== ============== ============ ===============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                                              MIST
                                                                                                 ALLIANCEBERNSTEIN
                                   LMPVET VARIABLE LIFESTYLE    LMPVIT WESTERN ASSET VARIABLE       GLOBAL DYNAMIC
                                              ALLOCATION 85%           GLOBAL HIGH YIELD BOND           ALLOCATION
                                                 SUB-ACCOUNT                      SUB-ACCOUNT          SUB-ACCOUNT
                                   -------------- ------------- -------------------------------- --------------------
                                          2011          2010         2011                2010              2011 (a)
                                   -------------- ------------- ------------ ------------------- --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ 411     $   1,810     $ 433,973           $ 395,759            $ (23,220)
  Net realized gains (losses)            5,263         2,334       (18,480)            (38,444)             398,680
  Change in unrealized gains
     (losses) on investments           (42,079)      110,298      (422,090)            270,408              384,335
                                   -------------- ------------- ------------ ------------------- --------------------
     Net increase (decrease)
       in net assets resulting
       from operations                 (36,405)      114,442        (6,597)            627,723              759,795
                                   -------------- ------------- ------------ ------------------- --------------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               73,147       148,418       981,130             640,171           57,036,078
  Net transfers (including fixed
     account)                             (262)       14,077       471,893             (20,709)          12,393,317
  Contract charges                      (1,547)       (1,133)      (24,814)            (18,527)                  --
  Transfers for contract benefits
     and terminations                  (13,583)      (11,334)     (467,819)           (286,631)            (295,702)
                                   -------------- ------------- ------------ ------------------- --------------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       57,755       150,028       960,390             314,304           69,133,693
                                   -------------- ------------- ------------ ------------------- --------------------
     Net increase (decrease)
       in net assets                    21,350       264,470       953,793             942,027           69,893,488
NET ASSETS:
  Beginning of year                    921,330       656,860     5,616,288           4,674,261                   --
                                   -------------- ------------- ------------ ------------------- --------------------
  End of year                        $ 942,680    $  921,330    $6,570,081         $ 5,616,288         $ 69,893,488
                                   ============== ============= ============ =================== ====================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

           MIST AMERICAN FUNDS                                             MIST AMERICAN FUNDS
           BALANCED ALLOCATION        MIST AMERICAN FUNDS BOND               GROWTH ALLOCATION      MIST AMERICAN FUNDS GROWTH
                   SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
--------------------------------- ------------------------------- ------------------------------- -------------------------------
         2011             2010            2011            2010            2011            2010            2011            2010
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
   $ (581,661)      $ (655,392)      $ 105,113        $ (4,704)     $ (434,341)     $ (553,699)     $ (529,751)     $ (359,832)
      623,476          255,900         175,701         387,589       1,688,566       1,231,613       1,955,994         184,619
   (7,034,864)      13,560,100         640,749         262,632      (6,751,905)      7,824,265      (4,266,841)      4,855,583
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
   (6,993,049)      13,160,608         921,563         645,517      (5,497,680)      8,502,179      (2,840,598)      4,680,370
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
   27,076,571       43,535,047       3,635,765       7,596,412       6,654,542       8,867,252       9,087,151       9,730,638
    8,993,226       15,363,375       3,123,691      (1,887,536)       (279,754)        996,643      (3,780,251)      6,776,526
   (1,300,719)        (697,653)       (171,099)       (105,083)       (649,068)       (506,887)       (282,467)       (137,593)
   (4,522,975)      (3,221,572)       (984,218)       (507,607)     (2,816,810)     (2,132,143)     (1,618,535)       (583,616)
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
   30,246,103       54,979,197       5,604,139       5,096,186       2,908,910       7,224,865       3,405,898      15,785,955
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
   23,253,054       68,139,805       6,525,702       5,741,703      (2,588,770)     15,727,044         565,300      20,466,325
  151,294,869       83,155,064      18,844,157      13,102,454      83,427,211      67,700,167      38,298,391      17,832,066
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
$ 174,547,923    $ 151,294,869    $ 25,369,859    $ 18,844,157    $ 80,838,441    $ 83,427,211    $ 38,863,691    $ 38,298,391
================ ================ =============== =============== =============== =============== =============== ===============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                                                            MIST
                                                                                                       MIST AQR        BLACKROCK
                                                   MIST AMERICAN             MIST AMERICAN FUNDS    GLOBAL RISK  GLOBAL TACTICAL
                                             FUNDS INTERNATIONAL             MODERATE ALLOCATION       BALANCED       STRATEGIES
                                                     SUB-ACCOUNT                     SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
                                   -------------------------------- ------------------------------- ------------ ----------------
                                             2011           2010          2011              2010        2011 (a)         2011 (a)
                                   ----------------- -------------- ------------- ----------------- ------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)          $ (51,997)   $  (118,614)   $    (81,531)       $ (172,000)   $  811,770       $ 297,362
  Net realized gains (losses)            (107,689)       118,387       1,133,831           190,440       253,977         998,802
  Change in unrealized gains
     (losses) on investments           (3,739,766)     1,129,211      (2,936,001)        6,235,756       781,850      (1,049,119)
                                   ----------------- -------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                 (3,899,452)     1,128,984      (1,883,701)        6,254,196     1,847,597         247,045
                                   ----------------- -------------- ------------- ----------------- ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               2,913,338      4,743,875      13,719,611        28,578,842    68,134,574     107,705,944
  Net transfers (including fixed
     account)                           2,161,813      1,923,380       4,542,905        10,757,568    16,761,519      24,600,380
  Contract charges                       (134,613)       (73,623)       (857,917)         (460,910)           --              --
  Transfers for contract benefits
     and terminations                    (747,456)      (283,220)     (2,325,270)       (1,517,761)     (430,224)       (482,913)
                                   ----------------- -------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       4,193,082      6,310,412      15,079,329        37,357,739    84,465,869     131,823,411
                                   ----------------- -------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets                      293,630      7,439,396      13,195,628        43,611,935    86,313,466     132,070,456
NET ASSETS:
  Beginning of year                    17,590,027     10,150,631      95,684,335        52,072,400            --              --
                                   ----------------- -------------- ------------- ----------------- ------------ ----------------
  End of year                        $ 17,883,657    $17,590,027    $108,879,963      $ 95,684,335  $ 86,313,466   $ 132,070,456
                                   ================= ============== ============= ================= ============ ================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

   MIST BLACKROCK HIGH YIELD    MIST BLACKROCK LARGE CAP CORE    MIST CLARION GLOBAL REAL ESTATE     MIST DREMAN SMALL CAP VALUE
                 SUB-ACCOUNT                      SUB-ACCOUNT                        SUB-ACCOUNT                     SUB-ACCOUNT
------------------------------- -------------------------------- ---------------------------------- -------------------------------
        2011            2010           2011              2010            2011               2010           2011             2010
--------------- --------------- -------------- ----------------- --------------- ------------------ -------------- ----------------
   $ 728,683       $ 453,193       $ (9,834)         $ (4,775)      $ 368,924          $ 933,739         $ (916)       $ (34,369)
     236,852         333,866          5,621           (13,781)       (205,558)          (404,261)        77,397           28,576
    (986,860)        565,723        (40,445)          114,278      (1,456,370)         1,499,780       (538,141)         646,909
--------------- --------------- -------------- ----------------- --------------- ------------------ -------------- ----------------
     (21,325)      1,352,782        (44,658)           95,722      (1,293,004)         2,029,258       (461,660)         641,116
--------------- --------------- -------------- ----------------- --------------- ------------------ -------------- ----------------
   2,411,781       3,172,050        367,495           243,900       1,640,153          1,276,097        178,726          132,739
   2,783,321       1,752,644         21,288            93,921       1,302,734            191,401        198,825         (223,048)
    (120,218)        (64,532)        (9,578)           (5,660)       (103,980)           (85,499)       (22,854)         (22,902)
    (726,243)       (497,618)      (150,855)          (53,952)     (1,127,668)          (778,461)      (350,588)        (345,196)
--------------- --------------- -------------- ----------------- --------------- ------------------ -------------- ----------------
   4,348,641       4,362,544        228,350           278,209       1,711,239            603,538          4,109         (458,407)
--------------- --------------- -------------- ----------------- --------------- ------------------ -------------- ----------------
   4,327,316       5,715,326        183,692           373,931         418,235          2,632,796       (457,551)         182,709
  13,713,600       7,998,274      1,152,486           778,555      16,534,156         13,901,360      4,152,343        3,969,634
--------------- --------------- -------------- ----------------- --------------- ------------------ -------------- ----------------
$ 18,040,916    $ 13,713,600    $ 1,336,178       $ 1,152,486    $ 16,952,391       $ 16,534,156    $ 3,694,792      $ 4,152,343
=============== =============== ============== ================= =============== ================== ============== ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                               MIST GOLDMAN SACHS             MIST HARRIS OAKMARK
                                                    MID CAP VALUE                   INTERNATIONAL    MIST INVESCO SMALL CAP GROWTH
                                                      SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                   --------------------------------- ------------------------------- -----------------------------
                                             2011            2010          2011              2010          2011            2010
                                   ----------------- --------------- ------------- ----------------- ------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ (211,417)    $   (95,436)   $  (812,353)       $ 96,913     $  (323,326)     $ (262,538)
  Net realized gains (losses)            (128,339)       (369,605)      (301,744)       (641,109)        384,551          (3,272)
  Change in unrealized gains
     (losses) on investments           (1,262,994)      3,382,831     (7,251,014)      6,350,914        (574,999)      3,923,555
                                   ----------------- --------------- ------------- ----------------- ------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations                 (1,602,750)      2,917,790     (8,365,111)      5,806,718        (513,774)      3,657,745
                                   ----------------- --------------- ------------- ----------------- ------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               2,543,395         947,767      6,038,279       5,554,568       2,277,441       1,927,264
  Net transfers (including fixed
     account)                           1,310,401        (448,345)     3,232,971         508,240         287,435        (608,705)
  Contract charges                       (103,512)        (80,331)      (293,214)       (232,882)       (112,105)        (87,563)
  Transfers for contract benefits
     and terminations                    (783,312)       (691,205)    (2,096,357)     (1,851,224)     (1,583,903)       (758,333)
                                   ----------------- --------------- ------------- ----------------- ------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       2,966,972        (272,114)     6,881,679       3,978,702         868,868         472,663
                                   ----------------- --------------- ------------- ----------------- ------------- ---------------
     Net increase (decrease)
       in net assets                    1,364,222       2,645,676     (1,483,432)      9,785,420         355,094       4,130,408
NET ASSETS:
  Beginning of year                    16,274,724      13,629,048     47,386,518      37,601,098      18,816,649      14,686,241
                                   ----------------- --------------- ------------- ----------------- ------------- ---------------
  End of year                      $   17,638,946    $ 16,274,724    $45,903,086    $ 47,386,518     $19,171,743    $ 18,816,649
                                   ================= =============== ============= ================= ============= ===============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                 MIST LEGG MASON CLEARBRIDGE              MIST LOOMIS SAYLES
            MIST JANUS FORTY             MIST LAZARD MID CAP               AGGRESSIVE GROWTH                  GLOBAL MARKETS
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- -------------------------------
       2011             2010            2011            2010            2011            2010            2011            2010
-------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
    $ 2,616         $ (8,654)     $ (127,567)      $ (98,432)     $ (319,423)     $ (170,750)      $ 117,897       $ 194,847
        747           42,100           2,100        (274,814)         10,031        (110,199)        117,669        (152,727)
   (782,072)         463,266        (809,890)      2,716,854        (592,808)      2,438,850        (822,695)      2,364,577
-------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
   (778,709)         496,712        (935,357)      2,343,608        (902,200)      2,157,901        (587,129)      2,406,697
-------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
  1,390,432        1,586,381       1,599,270       1,335,328       1,796,954         780,641       2,070,758       1,610,628
    673,792        1,061,781        (124,468)       (562,657)     10,782,931        (222,280)      1,668,078         348,050
    (43,491)         (22,041)        (78,968)        (72,285)       (107,136)        (54,859)       (101,715)        (75,721)
   (678,291)        (258,015)     (1,056,611)       (829,148)     (1,172,008)       (415,201)       (661,344)       (502,405)
-------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
  1,342,442        2,368,106         339,223        (128,762)     11,300,741          88,301       2,975,777       1,380,552
-------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
    563,733        2,864,818        (596,134)      2,214,846      10,398,541       2,246,202       2,388,648       3,787,249
  6,735,751        3,870,933      13,534,881      11,320,035      11,951,497       9,705,295      15,314,944      11,527,695
-------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
$ 7,299,484      $ 6,735,751    $ 12,938,747    $ 13,534,881    $ 22,350,038    $ 11,951,497    $ 17,703,592    $ 15,314,944
============== ================ =============== =============== =============== =============== =============== ===============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                  MIST LORD ABBETT      MIST MET/EATON VANCE
                                   MIST LORD ABBETT BOND DEBENTURE                   MID CAP VALUE             FLOATING RATE
                                                       SUB-ACCOUNT                     SUB-ACCOUNT               SUB-ACCOUNT
                                   ---------------------------------- ------------------------------- -------------------------
                                             2011             2010          2011              2010         2011      2010 (b)
                                   ----------------- ---------------- ------------- ----------------- ------------ ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 1,295,159     $  1,365,420     $ (169,610)       $ (126,816)   $   3,598     $ (4,234)
  Net realized gains (losses)             198,992           82,717        107,293          (138,995)       5,498        1,724
  Change in unrealized gains
     (losses) on investments             (699,433)       1,548,996       (803,065)        3,039,306      (14,129)      24,002
                                   ----------------- ---------------- ------------- ----------------- ------------ ------------
     Net increase (decrease)
       in net assets resulting
       from operations                    794,718        2,997,133       (865,382)        2,773,495       (5,033)      21,492
                                   ----------------- ---------------- ------------- ----------------- ------------ ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               1,032,717        1,180,059      2,762,205         2,790,863      711,868      536,779
  Net transfers (including fixed
     account)                            (464,140)        (155,548)         6,364           (13,745)   1,746,768      406,927
  Contract charges                       (167,783)        (150,888)      (107,872)          (73,385)     (12,911)        (398)
  Transfers for contract benefits
     and terminations                  (2,115,515)      (1,851,911)    (1,083,113)         (673,970)    (112,424)      (4,980)
                                   ----------------- ---------------- ------------- ----------------- ------------ ------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      (1,714,721)        (978,288)     1,577,584         2,029,763    2,333,301      938,328
                                   ----------------- ---------------- ------------- ----------------- ------------ ------------
     Net increase (decrease)
       in net assets                     (920,003)       2,018,845        712,202         4,803,258    2,328,268      959,820
NET ASSETS:
  Beginning of year                    29,798,917       27,780,072     15,151,640        10,348,382      959,820           --
                                   ----------------- ---------------- ------------- ----------------- ------------ ------------
  End of year                        $ 28,878,914     $ 29,798,917    $15,863,842      $ 15,151,640   $3,288,088    $ 959,820
                                   ================= ================ ============= ================= ============ ============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

        MIST
MET/FRANKLIN
LOW DURATION                                        MIST MET/FRANKLIN TEMPLETON
TOTAL RETURN    MIST MET/FRANKLIN MUTUAL SHARES               FOUNDING STRATEGY       MIST MET/TEMPLETON GROWTH
 SUB-ACCOUNT                        SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
--------------- ---------------------------------- ------------------------------- -------------------------------
     2011 (a)           2011               2010            2011            2010           2011             2010
--------------- --------------- ------------------ --------------- --------------- -------------- ----------------
   $ (27,429)      $ 159,159         $ (124,706)       $ 52,667      $ (461,397)     $ (17,073)       $ (12,599)
      (3,153)        756,542            150,871         783,056         340,644         10,811              937
     (40,459)     (1,214,717)           877,187      (2,414,141)      2,876,073       (410,078)          91,147
--------------- --------------- ------------------ --------------- --------------- -------------- ----------------
     (71,041)       (299,016)           903,352      (1,578,418)      2,755,320       (416,340)          79,485
--------------- --------------- ------------------ --------------- --------------- -------------- ----------------
     762,613       1,977,027          3,348,053       5,438,457       7,138,033        316,059          174,062
   5,982,925       1,327,978          1,515,103         321,781       2,120,679      1,707,176        1,219,031
      (6,444)        (90,957)           (51,875)       (280,616)       (191,068)       (12,386)          (5,140)
     (75,372)       (385,757)          (255,866)     (1,794,386)       (758,740)      (164,180)         (22,316)
--------------- --------------- ------------------ --------------- --------------- -------------- ----------------
   6,663,722       2,828,291          4,555,415       3,685,236       8,308,904      1,846,669        1,365,637
--------------- --------------- ------------------ --------------- --------------- -------------- ----------------
   6,592,681       2,529,275          5,458,767       2,106,818      11,064,224      1,430,329        1,445,122
          --      11,250,805          5,792,038      35,877,430      24,813,206      1,569,826          124,704
--------------- --------------- ------------------ --------------- --------------- -------------- ----------------
 $ 6,592,681    $ 13,780,080       $ 11,250,805    $ 37,984,248    $ 35,877,430    $ 3,000,155      $ 1,569,826
=============== =============== ================== =============== =============== ============== ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                               MIST MET/TEMPLETON                                        MIST METLIFE
                                               INTERNATIONAL BOND    MIST METLIFE AGGRESSIVE STRATEGY   BALANCED PLUS
                                                      SUB-ACCOUNT                         SUB-ACCOUNT     SUB-ACCOUNT
                                   --------------------------------- --------------------------------- ----------------
                                            2011             2010           2011               2010          2011 (a)
                                   ------------------ -------------- ----------------- --------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $   235,159      $   (10,566)   $  (484,964)        $ (308,057)      $ (420,077)
  Net realized gains (losses)            (92,687)          (9,812)      (601,605)          (857,995)              --
  Change in unrealized gains
     (losses) on investments            (373,603)         124,689     (5,539,521)        10,668,561         (514,898)
                                   ------------------ -------------- ----------------- --------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                  (231,131)         104,311     (6,626,090)         9,502,509         (934,975)
                                   ------------------ -------------- ----------------- --------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              1,212,388        1,286,176      9,098,503          7,486,276      112,770,088
  Net transfers (including fixed
     account)                            555,901        1,778,372      4,769,441          1,474,190       26,104,154
  Contract charges                       (40,899)          (6,680)      (532,525)          (417,948)              --
  Transfers for contract benefits
     and terminations                    (96,266)         (20,953)    (2,704,438)        (1,739,701)        (577,779)
                                   ------------------ -------------- ----------------- --------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      1,631,124        3,036,915     10,630,981          6,802,817      138,296,463
                                   ------------------ -------------- ----------------- --------------- ----------------
     Net increase (decrease)
       in net assets                   1,399,993        3,141,226      4,004,891         16,305,326      137,361,488
NET ASSETS:
  Beginning of year                    3,474,197          332,971     76,527,731         60,222,405               --
                                   ------------------ -------------- ----------------- --------------- ----------------
  End of year                        $ 4,874,190      $ 3,474,197    $80,532,622       $ 76,527,731    $ 137,361,488
                                   ================== ============== ================= =============== ================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MIST METLIFE BALANCED STRATEGY  MIST METLIFE DEFENSIVE STRATEGY    MIST METLIFE GROWTH STRATEGY  MIST METLIFE MODERATE STRATEGY
                   SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
------------------------------- -------------------------------- ------------------------------- -------------------------------
         2011             2010           2011              2010           2011             2010           2011             2010
---------------- -------------- ---------------- --------------- ---------------- -------------- ---------------- --------------
    $ (60,247)     $ 1,516,393      $ 975,691       $ 2,104,525     $ (500,610)       $ 139,470      $ 493,041      $ 1,664,637
       11,537         (778,708)     2,127,950           782,291     (2,308,681)      (5,317,978)     1,194,523         (201,692)
  (18,378,295)      45,356,797     (2,785,149)        9,775,933    (18,108,590)      51,929,614     (6,913,340)      20,618,631
---------------- -------------- ---------------- --------------- ---------------- -------------- ---------------- --------------
  (18,427,005)      46,094,482        318,492        12,662,749    (20,917,881)      46,751,106     (5,225,776)      22,081,576
---------------- -------------- ---------------- --------------- ---------------- -------------- ---------------- --------------
   53,745,333       80,472,902     11,594,897        20,424,952     10,500,818       11,970,766     29,260,662       42,544,348
   18,518,035       33,691,213     22,238,691         9,135,855    (12,257,630)      (6,454,361)     8,910,127       26,116,281
   (3,451,033)      (2,257,190)    (1,092,404)         (784,963)    (2,489,898)      (2,354,799)    (1,807,261)      (1,189,391)
  (22,236,048)     (18,628,949)    (8,709,582)       (5,816,695)   (14,218,953)     (16,274,312)   (10,616,860)      (8,136,264)
---------------- -------------- ---------------- --------------- ---------------- -------------- ---------------- --------------
   46,576,287       93,277,976     24,031,602        22,959,149    (18,465,663)     (13,112,706)    25,746,668       59,334,974
---------------- -------------- ---------------- --------------- ---------------- -------------- ---------------- --------------
   28,149,282      139,372,458     24,350,094        35,621,898    (39,383,544)      33,638,400     20,520,892       81,416,550
  470,355,135      330,982,677    159,691,427       124,069,529    391,701,933      358,063,533    255,437,949      174,021,399
---------------- -------------- ---------------- --------------- ---------------- -------------- ---------------- --------------
$ 498,504,417    $ 470,355,135  $ 184,041,521     $ 159,691,427  $ 352,318,389    $ 391,701,933  $ 275,958,841    $ 255,437,949
================ ============== ================ =============== ================ ============== ================ ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                MIST MFS EMERGING                                          MIST MORGAN STANLEY
                                                   MARKETS EQUITY    MIST MFS RESEARCH INTERNATIONAL            MID CAP GROWTH
                                                      SUB-ACCOUNT                        SUB-ACCOUNT               SUB-ACCOUNT
                                   ----------------- --------------- ------------------------------- ---------------------------
                                             2011            2010           2011              2010         2011           2010
                                   ----------------- --------------- ------------- ----------------- ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)          $ (86,009)     $ (182,018)    $   81,888          $ 15,190    $ (45,780)     $ (54,753)
  Net realized gains (losses)             147,508         (11,629)      (415,309)       (1,001,610)     254,843         46,074
  Change in unrealized gains
     (losses) on investments           (8,183,419)      6,322,596     (3,950,344)        4,233,321     (678,674)       984,901
                                   ----------------- --------------- ------------- ----------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from operations                 (8,121,920)      6,128,949     (4,283,765)        3,246,901     (469,611)       976,222
                                   ----------------- --------------- ------------- ----------------- ------------ --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               5,272,920       5,967,903      2,106,202         2,147,742    1,397,995        754,092
  Net transfers (including fixed
     account)                           2,582,956       2,940,442       (206,355)         (951,459)      92,157       (338,061)
  Contract charges                       (233,889)       (162,943)      (211,271)         (195,071)     (22,363)       (15,340)
  Transfers for contract benefits
     and terminations                  (2,136,809)     (1,726,869)    (2,104,254)       (1,552,337)    (319,357)      (266,719)
                                   ----------------- --------------- ------------- ----------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       5,485,178       7,018,533       (415,678)         (551,125)   1,148,432        133,972
                                   ----------------- --------------- ------------- ----------------- ------------ --------------
     Net increase (decrease)
       in net assets                   (2,636,742)     13,147,482     (4,699,443)        2,695,776      678,821      1,110,194
NET ASSETS:
  Beginning of year                    37,055,385      23,907,903     36,236,011        33,540,235    4,387,565      3,277,371
                                   ----------------- --------------- ------------- ----------------- ------------ --------------
  End of year                        $ 34,418,643     $37,055,385    $31,536,568      $ 36,236,011   $5,066,386    $ 4,387,565
                                   ================= =============== ============= ================= ============ ==============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

            MIST OPPENHEIMER                       MIST PIMCO
        CAPITAL APPRECIATION         INFLATION PROTECTED BOND           MIST PIMCO TOTAL RETURN               MIST PIONEER FUND
                 SUB-ACCOUNT                      SUB-ACCOUNT                       SUB-ACCOUNT                     SUB-ACCOUNT
------------------------------- -------------------------------- --------------------------------- -------------------------------
        2011            2010             2011            2010             2011             2010           2011             2010
--------------- --------------- ---------------- --------------- ---------------- ---------------- -------------- ----------------
  $ (234,261)     $ (178,335)       $ (15,257)      $ 462,712      $ 1,909,337      $ 2,431,264      $ (19,772)       $ (29,742)
    (460,956)       (723,495)       5,189,365       2,122,940        6,063,629        1,217,564        105,149           45,830
     262,149       2,097,403        3,334,276       1,456,527       (5,327,933)       4,326,093       (580,409)         803,633
--------------- --------------- ---------------- --------------- ---------------- ---------------- -------------- ----------------
    (433,068)      1,195,573        8,508,384       4,042,179        2,645,033        7,974,921       (495,032)         819,721
--------------- --------------- ---------------- --------------- ---------------- ---------------- -------------- ----------------
     197,482         180,684       12,249,655      14,367,776       28,267,566       37,719,299      2,211,688        2,158,567
    (361,241)       (334,172)       4,829,346       3,948,707        4,478,787       18,017,451        836,815          738,197
     (79,246)        (78,951)        (632,781)       (427,683)      (1,231,536)        (792,329)       (38,808)         (17,848)
  (1,179,576)       (856,335)      (6,439,686)     (4,062,496)     (11,883,915)      (7,443,288)      (495,485)        (137,339)
--------------- --------------- ---------------- --------------- ---------------- ---------------- -------------- ----------------
  (1,422,581)     (1,088,774)      10,006,534      13,826,304       19,630,902       47,501,133      2,514,210        2,741,577
--------------- --------------- ---------------- --------------- ---------------- ---------------- -------------- ----------------
  (1,855,649)        106,799       18,514,918      17,868,483       22,275,935       55,476,054      2,019,178        3,561,298
  16,437,524      16,330,725       81,928,010      64,059,527      167,621,978      112,145,924      6,802,879        3,241,581
--------------- --------------- ---------------- --------------- ---------------- ---------------- -------------- ----------------
$ 14,581,875    $ 16,437,524    $ 100,442,928    $ 81,928,010    $ 189,897,913    $ 167,621,978    $ 8,822,057      $ 6,802,879
=============== =============== ================ =============== ================ ================ ============== ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                     MIST PYRAMIS
                                                                       GOVERNMENT
                                    MIST PIONEER STRATEGIC INCOME          INCOME    MIST RAINIER LARGE CAP EQUITY
                                                      SUB-ACCOUNT     SUB-ACCOUNT                      SUB-ACCOUNT
                                   --------------------------------- --------------- --------------------------------
                                             2011            2010         2011 (a)        2011                2010
                                   ----------------- --------------- --------------- ------------ -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 1,052,359    $    614,985    $     (8,451)   $  (40,973)          $ (45,130)
  Net realized gains (losses)             319,616          85,306         230,395        29,665             (35,823)
  Change in unrealized gains
     (losses) on investments             (751,372)      1,270,909         297,104      (174,243)            553,748
                                   ----------------- --------------- --------------- ------------ -------------------
     Net increase (decrease)
       in net assets resulting
       from operations                    620,603       1,971,200         519,048      (185,551)            472,795
                                   ----------------- --------------- --------------- ------------ -------------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              10,302,019       7,579,587      23,225,706       466,635             719,449
  Net transfers (including fixed
     account)                            (915,367)      5,660,110       3,143,446         2,070          (1,558,528)
  Contract charges                       (154,698)        (68,845)             --       (20,641)            (18,811)
  Transfers for contract benefits
     and terminations                  (1,666,350)     (1,094,982)       (138,573)     (125,813)            (38,381)
                                   ----------------- --------------- --------------- ------------ -------------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       7,565,604      12,075,870      26,230,579       322,251            (896,271)
                                   ----------------- --------------- --------------- ------------ -------------------
     Net increase (decrease)
       in net assets                    8,186,207      14,047,070      26,749,627       136,700            (423,476)
NET ASSETS:
  Beginning of year                    29,389,676      15,342,606              --     3,053,345           3,476,821
                                   ----------------- --------------- --------------- ------------ -------------------
  End of year                        $ 37,575,883    $ 29,389,676    $ 26,749,627    $3,190,045         $ 3,053,345
                                   ================= =============== =============== ============ ===================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                   MIST SSGA                                              MIST T. ROWE PRICE
         MIST RCM TECHNOLOGY           GROWTH AND INCOME ETF            MIST SSGA GROWTH ETF                 LARGE CAP VALUE
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- -------------------------------
        2011            2010            2011            2010            2011            2010            2011            2010
--------------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
  $ (186,611)     $ (141,324)      $ 141,154      $ (175,374)       $ (7,154)       $ (2,209)     $ (415,242)     $ (241,678)
     243,417          20,895       1,662,365          29,722         406,394         460,115        (432,416)       (829,885)
  (1,428,112)      2,248,451      (2,778,866)      5,025,814      (1,658,497)      1,664,857      (1,324,216)      6,670,679
--------------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
  (1,371,306)      2,128,022        (975,347)      4,880,162      (1,259,257)      2,122,763      (2,171,874)      5,599,116
--------------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
   1,558,178       1,415,652      16,902,496      23,114,630       3,787,435       6,067,832       2,744,337       3,189,782
     356,601         496,085      10,510,267      11,672,847       5,001,307        (262,327)       (122,809)        464,177
     (65,915)        (45,834)       (559,265)       (191,596)       (211,070)       (146,845)       (237,572)       (205,604)
    (409,880)       (478,070)     (1,605,892)       (808,220)       (761,212)       (140,983)     (2,822,636)     (2,146,001)
--------------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
   1,438,984       1,387,833      25,247,606      33,787,661       7,816,460       5,517,677        (438,680)      1,302,354
--------------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
      67,678       3,515,855      24,272,259      38,667,823       6,557,203       7,640,440      (2,610,554)      6,901,470
  10,403,372       6,887,517      59,373,184      20,705,361      23,162,033      15,521,593      42,995,646      36,094,176
--------------- --------------- --------------- --------------- --------------- --------------- --------------- ---------------
$ 10,471,050    $ 10,403,372    $ 83,645,443    $ 59,373,184    $ 29,719,236    $ 23,162,033    $ 40,385,092    $ 42,995,646
=============== =============== =============== =============== =============== =============== =============== ===============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                               MIST T. ROWE PRICE               MIST THIRD AVENUE
                                                   MID CAP GROWTH                 SMALL CAP VALUE    MIST TURNER MID CAP GROWTH
                                                      SUB-ACCOUNT                     SUB-ACCOUNT                   SUB-ACCOUNT
                                   --------------------------------- ------------------------------- -----------------------------
                                             2011            2010          2011              2010         2011             2010
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ (540,429)    $  (414,673)   $  (184,846)       $ (133,291)   $(149,205)      $ (121,908)
  Net realized gains (losses)           1,547,362         197,886       (224,428)         (217,598)     192,825            3,045
  Change in unrealized gains
     (losses) on investments           (2,574,559)      6,384,930     (3,343,709)        5,216,525     (850,736)       1,902,753
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                 (1,567,626)      6,168,143     (3,752,983)        4,865,636     (807,116)       1,783,890
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               3,966,105       4,301,275      1,708,254         1,897,092      638,480          676,645
  Net transfers (including fixed
     account)                            (535,170)       (367,628)      (517,321)          (45,633)      99,110         (249,138)
  Contract charges                       (198,918)       (142,267)      (178,917)         (159,137)     (55,269)         (43,840)
  Transfers for contract benefits
     and terminations                  (1,311,314)       (955,122)    (1,214,434)       (1,120,131)    (417,357)        (276,961)
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       1,920,703       2,836,258       (202,418)          572,191      264,964          106,706
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets                      353,077       9,004,401     (3,955,401)        5,437,827     (542,152)       1,890,596
NET ASSETS:
  Beginning of year                    30,856,539      21,852,138     31,768,099        26,330,272    8,924,708        7,034,112
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
  End of year                        $ 31,209,616    $ 30,856,539    $27,812,698      $ 31,768,099   $8,382,556      $ 8,924,708
                                   ================= =============== ============= ================= ============ ================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                         MSF BARCLAYS CAPITAL
    MIST VAN KAMPEN COMSTOCK    MSF ARTIO INTERNATIONAL STOCK            AGGREGATE BOND INDEX       MSF BLACKROCK BOND INCOME
                 SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
------------------------------- -------------------------------- ------------------------------- -------------------------------
        2011            2010         2011                2010           2011             2010           2011             2010
--------------- --------------- ------------ ------------------- -------------- ---------------- -------------- ----------------
   $ (90,446)      $ (21,129)       $ 265              $ (440)      $ 87,867         $ 46,217      $ 195,863        $ 163,088
      13,551        (213,403)      (9,885)            (10,415)        34,643           15,710         45,799           20,210
    (510,125)      2,338,848      (62,667)             28,754        251,129           34,450        162,011          288,592
--------------- --------------- ------------ ------------------- -------------- ---------------- -------------- ----------------
    (587,020)      2,104,316      (72,287)             17,899        373,639           96,377        403,673          471,890
--------------- --------------- ------------ ------------------- -------------- ---------------- -------------- ----------------
   1,628,298       1,511,651        1,796                 120      1,978,473        2,196,461        521,531          911,130
     602,567        (464,929)      22,165              17,675      1,398,821        1,104,538        286,326          737,417
    (102,053)        (87,381)      (1,064)             (1,072)       (53,198)         (26,003)       (55,058)         (42,001)
  (1,022,693)       (902,794)     (23,622)            (18,885)      (162,765)         (79,646)      (840,343)        (757,215)
--------------- --------------- ------------ ------------------- -------------- ---------------- -------------- ----------------
   1,106,119          56,547         (725)             (2,162)     3,161,331        3,195,350        (87,544)         849,331
--------------- --------------- ------------ ------------------- -------------- ---------------- -------------- ----------------
     519,099       2,160,863      (73,012)             15,737      3,534,970        3,291,727        316,129        1,321,221
  18,284,403      16,123,540      336,137             320,400      5,642,134        2,350,407      8,385,972        7,064,751
--------------- --------------- ------------ ------------------- -------------- ---------------- -------------- ----------------
$ 18,803,502    $ 18,284,403    $ 263,125           $ 336,137    $ 9,177,104      $ 5,642,134    $ 8,702,101      $ 8,385,972
=============== =============== ============ =================== ============== ================ ============== ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                          MSF BLACKROCK LEGACY
                                              LARGE CAP GROWTH        MSF BLACKROCK MONEY MARKET       MSF DAVIS VENTURE VALUE
                                                   SUB-ACCOUNT                       SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------ --------------------------------- -----------------------------
                                           2011           2010           2011               2010          2011            2010
                                   --------------- -------------- -------------- ------------------ ------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ (15,072)   $   (13,495)   $(1,373,501)      $ (1,257,730)   $  (416,201)     $ (443,245)
  Net realized gains (losses)            77,465         55,348             --                 --        273,128          (6,679)
  Change in unrealized gains
     (losses) on investments           (164,195)       126,940             --                 85     (3,847,667)      6,374,708
                                   --------------- -------------- -------------- ------------------ ------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations                 (101,802)       168,793     (1,373,501)        (1,257,645)    (3,990,740)      5,924,784
                                   --------------- -------------- -------------- ------------------ ------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               138,639        121,371     16,570,260         23,709,257      5,403,847       5,314,613
  Net transfers (including fixed
     account)                            45,264         33,119      6,637,844         (1,029,996)       171,800       1,181,181
  Contract charges                       (4,811)        (3,880)      (579,032)          (544,085)      (394,288)       (331,052)
  Transfers for contract benefits
     and terminations                  (175,200)       (22,013)   (12,217,081)        (9,633,917)    (3,719,357)     (2,802,020)
                                   --------------- -------------- -------------- ------------------ ------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions         3,892        128,597     10,411,991         12,501,259      1,462,002       3,362,722
                                   --------------- -------------- -------------- ------------------ ------------- ---------------
     Net increase (decrease)
       in net assets                    (97,910)       297,390      9,038,490         11,243,614     (2,528,738)      9,287,506
NET ASSETS:
  Beginning of year                   1,035,852        738,462     80,300,253         69,056,639     64,517,290      55,229,784
                                   --------------- -------------- -------------- ------------------ ------------- ---------------
  End of year                         $ 937,942    $ 1,035,852    $89,338,743       $ 80,300,253    $61,988,552    $ 64,517,290
                                   =============== ============== ============== ================== ============= ===============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                                                       MSF LOOMIS SAYLES
    MSF FI VALUE LEADERS             MSF JENNISON GROWTH    MSF LOOMIS SAYLES SMALL CAP CORE            SMALL CAP GROWTH
             SUB-ACCOUNT                     SUB-ACCOUNT                         SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- ------------------------------- ----------------------------------- ---------------------------
     2011           2010            2011            2010         2011                   2010         2011           2010
------------ -------------- --------------- --------------- ------------ ---------------------- ------------ --------------
 $ (2,984)      $ (1,261)     $ (455,174)     $ (315,830)   $ (10,792)              $ (4,551)    $ (5,302)      $ (4,122)
   10,305         (5,118)        517,351          83,381       14,591                  3,774        9,837         (1,711)
  (35,478)        60,098        (407,422)      2,716,144      (20,414)                69,027      (10,505)        97,479
------------ -------------- --------------- --------------- ------------ ---------------------- ------------ --------------
  (28,157)        53,719        (345,245)      2,483,695      (16,615)                68,250       (5,970)        91,646
------------ -------------- --------------- --------------- ------------ ---------------------- ------------ --------------
   48,507         42,759       1,781,066       1,996,666      347,404                201,179       55,842         31,863
  (86,718)        24,421         605,501         537,628      (71,868)                56,370        3,804         (2,521)
   (2,237)        (2,289)       (172,596)       (139,565)      (3,934)                (1,490)      (2,261)        (1,623)
  (35,453)       (57,128)     (1,446,795)     (1,091,892)      (5,804)               (11,348)     (33,218)        (8,479)
------------ -------------- --------------- --------------- ------------ ---------------------- ------------ --------------
  (75,901)         7,763         767,176       1,302,837      265,798                244,711       24,167         19,240
------------ -------------- --------------- --------------- ------------ ---------------------- ------------ --------------
 (104,058)        61,482         421,931       3,786,532      249,183                312,961       18,197        110,886
  495,188        433,706      27,730,426      23,943,894      406,150                 93,189      398,183        287,297
------------ -------------- --------------- --------------- ------------ ---------------------- ------------ --------------
$ 391,130      $ 495,188    $ 28,152,357    $ 27,730,426    $ 655,333              $ 406,150    $ 416,380      $ 398,183
============ ============== =============== =============== ============ ====================== ============ ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                             MSF MET/DIMENSIONAL                 MSF METLIFE
                                    MSF MET/ARTISAN MID CAP VALUE    INTERNATIONAL SMALL COMPANY     CONSERVATIVE ALLOCATION
                                                      SUB-ACCOUNT                    SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------------- ------------------------------ ---------------------------
                                             2011            2010         2011              2010         2011           2010
                                   ----------------- --------------- ------------ ----------------- ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $    (126,979)   $   (140,986)   $    6,988      $     (5,424)  $   16,842       $ 51,551
  Net realized gains (losses)            (306,527)       (639,804)      127,387           103,542       31,001         61,073
  Change in unrealized gains
     (losses) on investments            1,104,283       2,423,175      (683,544)          190,969      (13,315)        76,833
                                   ----------------- --------------- ------------ ----------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from operations                    670,777       1,642,385      (549,169)          289,087       34,528        189,457
                                   ----------------- --------------- ------------ ----------------- ------------ --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                 490,971         821,446       868,144           484,315           --         31,189
  Net transfers (including fixed
     account)                            (305,729)       (498,455)      518,402           447,455      220,157        293,398
  Contract charges                        (81,237)        (71,885)      (17,707)           (7,117)     (13,378)       (14,976)
  Transfers for contract benefits
     and terminations                    (663,533)       (718,049)      (53,815)          (17,541)    (218,973)      (233,498)
                                   ----------------- --------------- ------------ ----------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions        (559,528)       (466,943)    1,315,024           907,112      (12,194)        76,113
                                   ----------------- --------------- ------------ ----------------- ------------ --------------
     Net increase (decrease)
       in net assets                      111,249       1,175,442       765,855         1,196,199       22,334        265,570
NET ASSETS:
  Beginning of year                    14,057,129      12,881,687     2,176,484           980,285    2,278,507      2,012,937
                                   ----------------- --------------- ------------ ----------------- ------------ --------------
  End of year                        $ 14,168,378    $ 14,057,129    $2,942,339     $   2,176,484   $2,300,841    $ 2,278,507
                                   ================= =============== ============ ================= ============ ==============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

 MSF METLIFE CONSERVATIVE TO                                                                           MSF METLIFE MODERATE TO
         MODERATE ALLOCATION    MSF METLIFE MID CAP STOCK INDEX  MSF METLIFE MODERATE ALLOCATION         AGGRESSIVE ALLOCATION
                 SUB-ACCOUNT                        SUB-ACCOUNT                      SUB-ACCOUNT                   SUB-ACCOUNT
------------------------------- -------------------------------- -------------------------------- -----------------------------
       2011             2010           2011                2010          2011               2010         2011             2010
-------------- ---------------- -------------- ----------------- --------------- ---------------- -------------- --------------
    $ 8,591         $ 36,236      $ (35,915)          $ (17,237)    $ (51,760)         $ 125,816    $ (18,514)        $ 35,424
     50,256            7,835        196,520              28,216       171,516             44,379      312,173          (14,937)
    (69,510)         154,747       (314,938)            426,574      (680,862)         1,632,652     (605,952)         946,551
-------------- ---------------- -------------- ----------------- --------------- ---------------- -------------- --------------
    (10,663)         198,818       (154,333)            437,553      (561,106)         1,802,847     (312,293)         967,038
-------------- ---------------- -------------- ----------------- --------------- ---------------- -------------- --------------
         --            8,100      1,362,161           1,286,497       660,854            137,951      264,103            1,575
     71,424           50,714         88,117             480,718     1,012,064          1,259,908   (1,333,502)         901,741
    (13,415)         (12,516)       (26,116)             (8,073)     (121,030)          (104,557)     (54,028)         (56,903)
   (562,905)        (191,070)       (73,087)            (75,083)   (1,189,592)          (912,044)  (1,050,463)        (676,242)
-------------- ---------------- -------------- ----------------- --------------- ---------------- -------------- --------------
   (504,896)        (144,772)     1,351,075           1,684,059       362,296            381,258   (2,173,890)         170,171
-------------- ---------------- -------------- ----------------- --------------- ---------------- -------------- --------------
   (515,559)          54,046      1,196,742           2,121,612      (198,810)         2,184,105   (2,486,183)       1,137,209
  2,243,545        2,189,499      2,894,856             773,244    17,503,699         15,319,594    9,136,189        7,998,980
-------------- ---------------- -------------- ----------------- --------------- ---------------- -------------- --------------
$ 1,727,986      $ 2,243,545    $ 4,091,598         $ 2,894,856  $ 17,304,889       $ 17,503,699  $ 6,650,006      $ 9,136,189
============== ================ ============== ================= =============== ================ ============== ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                          MSF METLIFE STOCK INDEX          MSF MFS TOTAL RETURN               MSF MFS VALUE
                                                      SUB-ACCOUNT                   SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------------- ----------------------------- ---------------------------
                                             2011            2010         2011             2010         2011           2010
                                   ----------------- --------------- ------------ ---------------- ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $    (92,443)   $    (60,182)   $   97,312        $ 109,294   $     (158)      $ (8,197)
  Net realized gains (losses)             228,446        (179,977)      (83,548)        (146,207)       7,407        (39,951)
  Change in unrealized gains
     (losses) on investments             (326,076)      3,658,419        45,202          735,461      (57,492)       431,421
                                   ----------------- --------------- ------------ ---------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from operations                   (190,073)      3,418,260        58,966          698,548      (50,243)       383,273
                                   ----------------- --------------- ------------ ---------------- ------------ --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               3,928,988       2,066,484       533,566          576,343      473,740        558,756
  Net transfers (including fixed
     account)                             319,054       1,925,111        84,539          397,546       80,812        584,324
  Contract charges                       (191,719)       (145,816)      (47,206)         (44,890)     (26,916)       (20,614)
  Transfers for contract benefits
     and terminations                  (1,374,097)     (1,172,201)     (766,794)        (899,657)    (273,623)      (390,107)
                                   ----------------- --------------- ------------ ---------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       2,682,226       2,673,578      (195,895)          29,342      254,013        732,359
                                   ----------------- --------------- ------------ ---------------- ------------ --------------
     Net increase (decrease)
       in net assets                    2,492,153       6,091,838      (136,929)         727,890      203,770      1,115,632
NET ASSETS:
  Beginning of year                    30,730,803      24,638,965     9,127,851        8,399,961    4,294,747      3,179,115
                                   ----------------- --------------- ------------ ---------------- ------------ --------------
  End of year                        $ 33,222,956    $ 30,730,803    $8,990,922      $ 9,127,851   $4,498,517    $ 4,294,747
                                   ================= =============== ============ ================ ============ ==============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                     MSF NEUBERGER BERMAN
MSF MORGAN STANLEY EAFE INDEX    MSF NEUBERGER BERMAN GENESIS               MID CAP VALUE    MSF OPPENHEIMER GLOBAL EQUITY
                  SUB-ACCOUNT                     SUB-ACCOUNT                 SUB-ACCOUNT                      SUB-ACCOUNT
-------------------------------- ------------------------------- --------------------------- --------------------------------
       2011              2010        2011                2010         2011           2010         2011                2010
-------------- ----------------- ----------- ------------------- ------------ -------------- ------------ -------------------
   $ 17,748           $ 6,836      $ (349)             $ (169)    $ (1,342)        $ (915)     $ 4,653              $ (364)
     (4,654)           (2,712)     (3,220)             (2,387)       5,777          2,397        7,290               2,950
   (556,659)          227,448       4,479               5,266      (15,137)        18,345     (104,237)            103,185
-------------- ----------------- ----------- ------------------- ------------ -------------- ------------ -------------------
   (543,565)          231,572         910               2,710      (10,702)        19,827      (92,294)            105,771
-------------- ----------------- ----------- ------------------- ------------ -------------- ------------ -------------------
  1,163,832         1,670,285      12,882                 600       45,466         84,393      155,131             132,113
    285,359           421,051        (675)                143        7,937          7,450       39,592              14,030
    (25,537)           (7,247)        (75)                (87)        (682)          (198)      (3,498)             (1,778)
    (86,743)         (101,649)       (160)             (3,856)     (55,347)        (1,184)     (43,712)            (54,531)
-------------- ----------------- ----------- ------------------- ------------ -------------- ------------ -------------------
  1,336,911         1,982,440      11,972              (3,200)      (2,626)        90,461      147,513              89,834
-------------- ----------------- ----------- ------------------- ------------ -------------- ------------ -------------------
    793,346         2,214,012      12,882                (490)     (13,328)       110,288       55,219             195,605
  2,915,694           701,682      15,746              16,236      114,193          3,905      806,017             610,412
-------------- ----------------- ----------- ------------------- ------------ -------------- ------------ -------------------
$ 3,709,040       $ 2,915,694    $ 28,628            $ 15,746    $ 100,865      $ 114,193    $ 861,236           $ 806,017
============== ================= =========== =================== ============ ============== ============ ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                         MSF T. ROWE PRICE           MSF T. ROWE PRICE
                                         MSF RUSSELL 2000 INDEX           LARGE CAP GROWTH            SMALL CAP GROWTH
                                                    SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
                                   ------------------------------- -------------------------- ---------------------------
                                            2011           2010       2011            2010        2011            2010
                                   ---------------- -------------- ---------- --------------- ----------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $    (37,997)   $   (17,313)   $(12,357)      $ (10,919)  $  (9,962)      $ (10,533)
  Net realized gains (losses)             70,098         33,458       6,729          (4,731)     65,228          32,569
  Change in unrealized gains
     (losses) on investments            (355,623)       478,378     (18,100)        130,609     (45,704)        153,457
                                   ---------------- -------------- ---------- --------------- ----------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations                  (323,522)       494,523     (23,728)        114,959       9,562         175,493
                                   ---------------- -------------- ---------- --------------- ----------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              1,467,618      1,193,536      17,512          10,650          90              --
  Net transfers (including fixed
     account)                            993,247        830,188     (24,457)        (12,688)    (45,448)        (49,991)
  Contract charges                       (29,505)        (6,307)     (3,813)         (3,830)     (4,163)         (4,211)
  Transfers for contract benefits
     and terminations                   (107,834)       (65,170)    (43,712)        (47,582)   (101,666)        (62,036)
                                   ---------------- -------------- ---------- --------------- ----------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      2,323,526      1,952,247     (54,470)        (53,450)   (151,187)       (116,238)
                                   ---------------- -------------- ---------- --------------- ----------- ---------------
     Net increase (decrease)
       in net assets                   2,000,004      2,446,770     (78,198)         61,509    (141,625)         59,255
NET ASSETS:
  Beginning of year                    3,110,028        663,258     872,206         810,697     663,369         604,114
                                   ---------------- -------------- ---------- --------------- ----------- ---------------
  End of year                        $ 5,110,032    $ 3,110,028    $794,008       $ 872,206   $ 521,744       $ 663,369
                                   ================ ============== ========== =============== =========== ===============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                 MSF VAN ECK    MSF WESTERN ASSET MANAGEMENT    MSF WESTERN ASSET MANAGEMENT             OPPENHEIMER VA MAIN
    GLOBAL NATURAL RESOURCES    STRATEGIC BOND OPPORTUNITIES                 U.S. GOVERNMENT         STREET SMALL- & MID-CAP
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- -------------------------------
       2011             2010        2011                2010            2011            2010           2011             2010
-------------- ---------------- ----------- ------------------- --------------- --------------- -------------- ----------------
  $ (18,109)       $ (41,367)    $ 1,032             $ 1,329       $ (83,511)       $ 87,777      $ (29,752)       $ (20,546)
    924,198          190,868          33                  41       1,037,913         229,675         52,916           13,706
 (2,111,701)         979,869         241               1,648          82,730         345,496       (149,115)         468,938
-------------- ---------------- ----------- ------------------- --------------- --------------- -------------- ----------------
 (1,205,612)       1,129,370       1,306               3,018       1,037,132         662,948       (125,951)         462,098
-------------- ---------------- ----------- ------------------- --------------- --------------- -------------- ----------------
  2,600,976        2,067,799          --                  --       4,557,079       6,878,177        567,042          784,505
 (1,256,247)       2,303,042        (150)               (698)     (1,623,669)      3,141,677         68,985          197,069
    (47,570)         (17,187)       (102)               (100)       (190,841)       (113,985)       (14,019)          (7,079)
   (167,878)         (18,857)        (10)                (16)     (1,792,314)     (1,157,789)      (160,696)         (49,350)
-------------- ---------------- ----------- ------------------- --------------- --------------- -------------- ----------------
  1,129,281        4,334,797        (262)               (814)        950,255       8,748,080        461,312          925,145
-------------- ---------------- ----------- ------------------- --------------- --------------- -------------- ----------------
    (76,331)       5,464,167       1,044               2,204       1,987,387       9,411,028        335,361        1,387,243
  6,673,176        1,209,009      29,966              27,762      27,095,896      17,684,868      2,900,152        1,512,909
-------------- ---------------- ----------- ------------------- --------------- --------------- -------------- ----------------
$ 6,596,845      $ 6,673,176    $ 31,010            $ 29,966    $ 29,083,283    $ 27,095,896    $ 3,235,513      $ 2,900,152
============== ================ =========== =================== =============== =============== ============== ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                       PIMCO VIT HIGH YIELD    PIMCO VIT LOW DURATION    PIONEER VCT EMERGING MARKETS
                                                SUB-ACCOUNT               SUB-ACCOUNT                     SUB-ACCOUNT
                                   --------------------------- ------------------------- -------------------------------
                                          2011         2010       2011           2010       2011                 2010
                                   -------------- ------------ ---------- -------------- ---------- --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $   8,160    $  11,879    $    509          $ 505   $   (542)              $ (647)
  Net realized gains (losses)              601       12,817         304          3,101      6,877                  678
  Change in unrealized gains
     (losses) on investments            (6,432)         (71)     (1,417)         4,936    (14,275)               5,838
                                   -------------- ------------ ---------- -------------- ---------- --------------------
     Net increase (decrease)
       in net assets resulting
       from operations                   2,329       24,625        (604)         8,542     (7,940)               5,869
                                   -------------- ------------ ---------- -------------- ---------- --------------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                  860        1,782       5,510            600         --                   --
  Net transfers (including fixed
     account)                           12,079      (40,424)      4,661          7,116    (19,530)                  53
  Contract charges                        (681)      (1,350)       (956)        (1,575)      (100)                (131)
  Transfers for contract benefits
     and terminations                   (2,760)      (7,001)     (3,943)       (36,201)    (7,099)              (1,718)
                                   -------------- ------------ ---------- -------------- ---------- --------------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions        9,498      (46,993)      5,272        (30,060)   (26,729)              (1,796)
                                   -------------- ------------ ---------- -------------- ---------- --------------------
     Net increase (decrease)
       in net assets                    11,827      (22,368)      4,668        (21,518)   (34,669)               4,073
NET ASSETS:
  Beginning of year                    138,750      161,118     181,997        203,515     48,533               44,460
                                   -------------- ------------ ---------- -------------- ---------- --------------------
  End of year                        $ 150,577    $ 138,750    $186,665      $ 181,997   $ 13,864             $ 48,533
                                   ============== ============ ========== ============== ========== ====================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

   PIONEER VCT MID CAP VALUE    PIONEER VCT REAL ESTATE SHARES    PUTNAM VT EQUITY INCOME    PUTNAM VT MULTI-CAP GROWTH
                 SUB-ACCOUNT                       SUB-ACCOUNT                SUB-ACCOUNT                   SUB-ACCOUNT
------------------------------- --------------------------------- -------------------------- -----------------------------
       2011             2010       2011                   2010        2011           2010         2011          2010 (c)
-------------- ---------------- ---------- ---------------------- ----------- -------------- ------------ ----------------
  $ (12,084)        $ (7,602)      $ 48                   $ 55       $ 159          $ 126     $ (1,623)          $ (587)
       (995)          (9,342)      (850)                  (890)         (3)        (1,900)       2,339              624
    (96,769)         211,027      1,385                  2,369          24          4,371      (11,261)          19,008
-------------- ---------------- ---------- ---------------------- ----------- -------------- ------------ ----------------
   (109,848)         194,083        583                  1,534         180          2,597      (10,545)          19,045
-------------- ---------------- ---------- ---------------------- ----------- -------------- ------------ ----------------
    212,968          176,622         --                     --          --             --       14,720               --
     56,893          100,535         --                     --          --             --       (3,291)         141,769
     (3,664)          (2,346)       (25)                   (24)         --             (3)          (2)              (2)
    (93,061)         (81,234)        (4)                   (11)         (5)       (20,540)      (9,603)             (41)
-------------- ---------------- ---------- ---------------------- ----------- -------------- ------------ ----------------
    173,136          193,577        (29)                   (35)         (5)       (20,543)       1,824          141,726
-------------- ---------------- ---------- ---------------------- ----------- -------------- ------------ ----------------
     63,288          387,660        554                  1,499         175        (17,946)      (8,721)         160,771
  1,442,414        1,054,754      7,267                  5,768      17,173         35,119      160,771               --
-------------- ---------------- ---------- ---------------------- ----------- -------------- ------------ ----------------
$ 1,505,702      $ 1,442,414    $ 7,821                $ 7,267    $ 17,348       $ 17,173    $ 152,050        $ 160,771
============== ================ ========== ====================== =========== ============== ============ ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                                  RUSSELL GLOBAL
                                   RUSSELL AGGRESSIVE EQUITY         RUSSELL CORE BOND    REAL ESTATE SECURITIES
                                                 SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
                                   ---------------------------- ------------------------- -------------------------
                                          2011          2010       2011           2010      2011            2010
                                   -------------- ------------- ---------- -------------- --------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $    (42)   $      (42)   $   722        $ 1,374    $   75            $ 70
  Net realized gains (losses)              (82)         (164)     1,568          1,916       (42)            154
  Change in unrealized gains
     (losses) on investments              (192)        1,445       (701)         1,380      (779)          1,671
                                   -------------- ------------- ---------- -------------- --------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations                    (316)        1,239      1,589          4,670      (746)          1,895
                                   -------------- ------------- ---------- -------------- --------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                   --            --         --             --        --              --
  Net transfers (including fixed
     account)                               --          (159)   (10,000)           626        --            (455)
  Contract charges                          --            (1)        --            (11)       --              (2)
  Transfers for contract benefits
     and terminations                   (1,131)       (2,199)   (11,541)       (17,971)   (1,251)         (2,782)
                                   -------------- ------------- ---------- -------------- --------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       (1,131)       (2,359)   (21,541)       (17,356)   (1,251)         (3,239)
                                   -------------- ------------- ---------- -------------- --------- ---------------
     Net increase (decrease)
       in net assets                    (1,447)       (1,120)   (19,952)       (12,686)   (1,997)         (1,344)
NET ASSETS:
  Beginning of year                      4,925         6,045     51,304         63,990     8,424           9,768
                                   -------------- ------------- ---------- -------------- --------- ---------------
  End of year                        $   3,478    $    4,925    $31,352       $ 51,304    $6,427         $ 8,424
                                   ============== ============= ========== ============== ========= ===============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

RUSSELL MULTI-STYLE EQUITY          RUSSELL NON-U.S.            UIF U.S. REAL ESTATE
               SUB-ACCOUNT               SUB-ACCOUNT                     SUB-ACCOUNT
----------------------------- ------------------------- -------------------------------
    2011              2010        2011          2010           2011             2010
----------- ----------------- ----------- ------------- -------------- ----------------
  $ (160)           $ (151)       $ 30         $ (49)     $ (23,767)        $ 21,755
     440             1,695        (785)         (370)       (44,004)        (137,057)
  (2,307)            4,514      (2,088)        2,596        221,983          939,526
----------- ----------------- ----------- ------------- -------------- ----------------
  (2,027)            6,058      (2,843)        2,177        154,212          824,224
----------- ----------------- ----------- ------------- -------------- ----------------
      --                --          --            --        424,752          384,629
  10,000              (106)         --            94       (112,979)        (243,644)
      --               (11)         --            (5)        (8,725)          (5,493)
  (9,599)          (17,217)     (4,069)       (8,027)      (272,004)        (175,335)
----------- ----------------- ----------- ------------- -------------- ----------------
     401           (17,334)     (4,069)       (7,938)        31,044          (39,843)
----------- ----------------- ----------- ------------- -------------- ----------------
  (1,626)          (11,276)     (6,912)       (5,761)       185,256          784,381
  34,973            46,249      19,148        24,909      3,736,871        2,952,490
----------- ----------------- ----------- ------------- -------------- ----------------
$ 33,347          $ 34,973    $ 12,236      $ 19,148    $ 3,922,127      $ 3,736,871
=========== ================= =========== ============= ============== ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

First MetLife Investors Variable Annuity Account One (the "Separate Account"), a separate account of First MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on December 31, 1992 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York State Department of Financial Services.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

AIM Variable Insurance Funds (Invesco Variable
 Insurance Funds) ("Invesco V.I.")
American Funds Insurance Series ("American Funds")
DWS Variable Series II ("DWS")
Fidelity Variable Insurance Products ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust
 ("FTVIPT")
Legg Mason Partners Variable Equity Trust
 ("LMPVET ")
Legg Mason Partners Variable Income Trust
 ("LMPVIT")
Met Investors Series Trust ("MIST")*
Metropolitan Series Fund, Inc. ("MSF")*
Oppenheimer Variable Account Funds
 ("Oppenheimer VA")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer VCT")
Putnam Variable Trust ("Putnam VT")
Russell Investment Funds ("Russell")
The Universal Institutional Funds, Inc. ("UIF")

* See note 5 for a discussion of additional information on related party transactions.


2. LIST OF SUB-ACCOUNTS

A. Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts had net assets as of December 31, 2011:

American Funds Bond Sub-Account
American Funds Global Growth Sub-Account
American Funds Global Small Capitalization
 Sub-Account
American Funds Growth Sub-Account
American Funds Growth-Income Sub-Account
Fidelity VIP Contrafund Sub-Account
Fidelity VIP Equity-Income Sub-Account
Fidelity VIP Mid Cap Sub-Account
FTVIPT Franklin Income Securities Sub-Account
FTVIPT Franklin Small Cap Value Securities
 Sub-Account
FTVIPT Mutual Shares Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account*
FTVIPT Templeton Global Bond Securities
 Sub-Account
Invesco V.I. Global Real Estate Sub-Account
Invesco V.I. International Growth Sub-Account*
Invesco V.I. Van Kampen Equity and Income
 Sub-Account
Invesco V.I. Van Kampen Growth and Income
 Sub-Account
Invesco V.I. Van Kampen Mid Cap Value Sub-Account
LMPVET ClearBridge Variable Aggressive Growth
 Sub-Account*
LMPVET ClearBridge Variable Appreciation Sub-
 Account
LMPVET ClearBridge Variable Equity Income Builder
 Sub-Account*
LMPVET ClearBridge Variable Fundamental All Cap
 Value Sub-Account
LMPVET ClearBridge Variable Large Cap Growth
 Sub-Account
LMPVET ClearBridge Variable Large Cap Value
 Sub-Account
LMPVET ClearBridge Variable Small Cap Growth
 Sub-Account

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. LIST OF SUB-ACCOUNTS -- (CONTINUED)

LMPVET Investment Counsel Variable Social
 Awareness Sub-Account
LMPVET Variable Lifestyle Allocation 50%
 Sub-Account
LMPVET Variable Lifestyle Allocation 70%
 Sub-Account
LMPVET Variable Lifestyle Allocation 85%
 Sub-Account
LMPVIT Western Asset Variable Global High Yield
 Bond Sub-Account
MIST AllianceBernstein Global Dynamic Allocation
 Sub-Account**
MIST American Funds Balanced Allocation Sub-
 Account
MIST American Funds Bond Sub-Account
MIST American Funds Growth Allocation
 Sub-Account
MIST American Funds Growth Sub-Account
MIST American Funds International Sub-Account
MIST American Funds Moderate Allocation
 Sub-Account
MIST AQR Global Risk Balanced Sub-Account**
MIST BlackRock Global Tactical Strategies
 Sub-Account**
MIST BlackRock High Yield Sub-Account*
MIST BlackRock Large Cap Core Sub-Account*
MIST Clarion Global Real Estate Sub-Account*
MIST Dreman Small Cap Value Sub-Account*
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST Harris Oakmark International Sub-Account*
MIST Invesco Small Cap Growth Sub-Account*
MIST Janus Forty Sub-Account*
MIST Lazard Mid Cap Sub-Account*
MIST Legg Mason ClearBridge Aggressive Growth
 Sub-Account*
MIST Loomis Sayles Global Markets Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account*
MIST Lord Abbett Mid Cap Value Sub-Account*
MIST Met/Eaton Vance Floating Rate Sub-Account
MIST Met/Franklin Low Duration Total Return
 Sub-Account**
MIST Met/Franklin Mutual Shares Sub-Account
MIST Met/Franklin Templeton Founding Strategy
 Sub-Account
MIST Met/Templeton Growth Sub-Account
MIST Met/Templeton International Bond Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST MetLife Balanced Plus Sub-Account**
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MFS Emerging Markets Equity Sub-Account*
MIST MFS Research International Sub-Account*
MIST Morgan Stanley Mid Cap Growth Sub-Account*
MIST Oppenheimer Capital Appreciation Sub-Account*
MIST PIMCO Inflation Protected Bond Sub-Account
MIST PIMCO Total Return Sub-Account*
MIST Pioneer Fund Sub-Account*
MIST Pioneer Strategic Income Sub-Account*
MIST Pyramis Government Income Sub-Account**
MIST Rainier Large Cap Equity Sub-Account
MIST RCM Technology Sub-Account
MIST SSgA Growth and Income ETF Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST T. Rowe Price Large Cap Value Sub-Account*
MIST T. Rowe Price Mid Cap Growth Sub-Account*
MIST Third Avenue Small Cap Value Sub-Account*
MIST Turner Mid Cap Growth Sub-Account
MIST Van Kampen Comstock Sub-Account
MSF Artio International Stock Sub-Account
MSF Barclays Capital Aggregate Bond Index
 Sub-Account
MSF BlackRock Bond Income Sub-Account*
MSF BlackRock Legacy Large Cap Growth
 Sub-Account*
MSF BlackRock Money Market Sub-Account*
MSF Davis Venture Value Sub-Account*
MSF FI Value Leaders Sub-Account
MSF Jennison Growth Sub-Account
MSF Loomis Sayles Small Cap Core Sub-Account
MSF Loomis Sayles Small Cap Growth Sub-Account
MSF Met/Artisan Mid Cap Value Sub-Account
MSF Met/Dimensional International Small Company
 Sub-Account
MSF MetLife Conservative Allocation Sub-Account
MSF MetLife Conservative to Moderate Allocation
 Sub-Account
MSF MetLife Mid Cap Stock Index Sub-Account
MSF MetLife Moderate Allocation Sub-Account
MSF MetLife Moderate to Aggressive Allocation
 Sub-Account
MSF MetLife Stock Index Sub-Account*
MSF MFS Total Return Sub-Account*
MSF MFS Value Sub-Account*
MSF Morgan Stanley EAFE Index Sub-Account

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. LIST OF SUB-ACCOUNTS -- (CONCLUDED)

MSF Neuberger Berman Genesis Sub-Account
MSF Neuberger Berman Mid Cap Value Sub-Account
MSF Oppenheimer Global Equity Sub-Account
MSF Russell 2000 Index Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account*
MSF T. Rowe Price Small Cap Growth Sub-Account*
MSF Van Eck Global Natural Resources Sub-Account
MSF Western Asset Management Strategic Bond
 Opportunities Sub-Account
MSF Western Asset Management U.S. Government
 Sub-Account*
Oppenheimer VA Main Street Small- & Mid-Cap
 Sub-Account
PIMCO VIT High Yield Sub-Account
PIMCO VIT Low Duration Sub-Account
Pioneer VCT Emerging Markets Sub-Account
Pioneer VCT Mid Cap Value Sub-Account
Pioneer VCT Real Estate Shares Sub-Account
Putnam VT Equity Income Sub-Account
Putnam VT Multi-Cap Growth Sub-Account*
Russell Aggressive Equity Sub-Account
Russell Core Bond Sub-Account
Russell Global Real Estate Securities Sub-Account
Russell Multi-Style Equity Sub-Account
Russell Non-U.S. Sub-Account
UIF U.S. Real Estate Sub-Account

* This Sub-Account invests in two or more share classes within the underlying portfolio, series, or fund of the trusts.

** This Sub-Account began operations during the year ended December 31, 2011.

B. The following Sub-Accounts had no net assets as of December 31, 2011:

DWS Government & Agency Securities Sub-Account
Pioneer VCT Cullen Value Sub-Account
Pioneer VCT Equity Income Sub-Account
Pioneer VCT Ibbotson Growth Allocation Sub-Account
Pioneer VCT Ibbotson Moderate Allocation
 Sub-Account

3. PORTFOLIO CHANGES

The following Sub-Accounts ceased operations during the year ended December 31, 2011:

FTVIPT Templeton Growth Securities Sub-Account
LMPVET ClearBridge Variable Capital Sub-Account
LMPVET ClearBridge Variable Dividend Strategy
 Sub-Account
LMPVIT Western Asset Variable Adjustable Rate
 Income Sub-Account
MIST Legg Mason Value Equity Sub-Account
MSF MetLife Aggressive Allocation Sub-Account
Pioneer VCT Bond Sub-Account
Pioneer VCT Fund Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2011:

NAME CHANGES:

FORMER NAME                                       NEW NAME
(MIST) Lord Abbett Growth and Income Portfolio    (MIST) T. Rowe Price Large Cap Value Portfolio
Oppenheimer Main Street Small Cap Fund/VA         Oppenheimer Main Street Small- & Mid-Cap Fund/VA
(Russell) Real Estate Securities Fund             (Russell) Global Real Estate Securities Fund

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. PORTFOLIO CHANGES -- (CONTINUED)

SUBSTITUTIONS:

FORMER PORTFOLIO                                     NEW PORTFOLIO
Legg Mason ClearBridge Variable Capital Portfolio    (MSF) Davis Venture Value Portfolio
(FTVIPT) Templeton Growth Securities Fund            (MIST) Met/Templeton Growth Portfolio
Pioneer Bond VCT Portfolio                           (MIST) PIMCO Total Return Portfolio
Pioneer Fund VCT Portfolio                           (MIST) Pioneer Fund Portfolio

MERGERS:

FORMER PORTFOLIO                                    NEW PORTFOLIO
Legg Mason ClearBridge Variable Dividend Strategy   Legg Mason ClearBridge Variable Equity Income
Portfolio                                           Builder Portfolio
(MIST) Legg Mason Value Equity Portfolio            (MIST) Legg Mason ClearBridge Aggressive Growth
                                                    Portfolio
(MSF) MetLife Aggressive Allocation Portfolio       (MIST) MetLife Aggressive Strategy Portfolio

LIQUIDATION:

FORMER PORTFOLIO

Legg Mason Western Asset Variable Adjustable Rate
Income Portfolio

4. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Sub-Accounts' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level
1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets that the Separate Account has the ability to access.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

SECURITY VALUATION -- (CONTINUED)

Level 2 Observable inputs other than quoted prices in Level 1 that are observable either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market or prices for similar instruments.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets, representing the Separate Account's own assumptions about the assumptions a market participant would use in valuing the asset, and based on the best information available.

Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2. There were no transfers between Level 1 and Level 2, and no activity in Level 3 during the year.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is between 3.0 and 4.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of the Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2010, the Separate Account adopted new guidance that requires new disclosures about significant transfers in and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about the level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Separate Account's financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In May 2011, the Financial Accounting Standards Board ("FASB") issued new guidance regarding fair value measurements (Accounting Standards Update ("ASU") 2011-04, FAIR VALUE MEASUREMENT (TOPIC 820): AMENDMENTS TO ACHIEVE COMMON FAIR VALUE MEASUREMENT AND DISCLOSURE REQUIREMENTS IN U.S. GAAP AND IFRSS), effective for the first interim or annual period beginning after December 15, 2011. The guidance should be applied prospectively. The amendments in this ASU are intended to establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). Some of the amendments clarify the FASB's intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Separate Account does not expect the adoption of this new guidance to have a material impact on its financial statements.

5. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges paid to the Company, and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

OPTIONAL DEATH BENEFIT RIDER -- For an additional charge, the total death benefit payable may be increased based on the increases in account value in the Contracts.

GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2011:

Mortality and Expense Risk              0.50% - 1.60%
Administrative                          0.15% - 0.25%
Optional Death Benefit Rider            0.15% - 0.30%
Guaranteed Minimum Accumulation Benefit         1.50%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts:

GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

LIFETIME WITHDRAWAL GUARANTEE -- For an additional charge, the Company will guarantee minimum withdrawals for life regardless of market conditions.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONTINUED)

GUARANTEED WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee minimum withdrawals regardless of market conditions.

GUARANTEED MINIMUM INCOME BENEFIT/LIFETIME INCOME SOLUTION -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

ENHANCED GUARANTEED WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee that at least the entire amount of purchase payments will be returned through a series of withdrawals without annuitizing.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2011:

Guaranteed Minimum Accumulation Benefit                    0.75%
Lifetime Withdrawal Guarantee                              0.50% - 1.80%
Guaranteed Withdrawal Benefit                              0.25% - 1.00%
Guaranteed Minimum Income Benefit/Lifetime Income Solution 0.50% - 1.50%
Enhanced Guaranteed Withdrawal Benefit                     0.55% - 1.00%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee ranging from $30 - $40 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $25 may be deducted after twelve transfers are made in a contract year or, if less, 2% of the amount transferred from the contract value. In addition, most Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are paid to the Company, assessed through the redemption of units, and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

CERTAIN PORTFOLIOS OF THE MIST AND MSF TRUSTS ARE MANAGED BY METLIFE ADVISERS, LLC, WHICH ACTS IN THE CAPACITY OF INVESTMENT ADVISOR AND IS AN AFFILIATE OF THE COMPANY.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. STATEMENTS OF INVESTMENTS

                                                                                              FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2011            DECEMBER 31, 2011
                                                            ----------------------- ----------------------------
                                                                                          COST OF       PROCEEDS
                                                                SHARES     COST ($) PURCHASES ($) FROM SALES ($)
                                                            ---------- ------------ ------------- --------------
American Funds Bond Sub-Account                                749,380    7,876,456     2,153,891        433,338
American Funds Global Growth Sub-Account                     1,047,500   22,290,452     1,864,765      3,319,491
American Funds Global Small Capitalization Sub-Account         194,098    3,347,443     1,122,383        330,775
American Funds Growth Sub-Account                              854,046   46,468,489     4,445,743      4,206,226
American Funds Growth-Income Sub-Account                       701,611   25,749,724     1,547,956      3,312,145
Fidelity VIP Contrafund Sub-Account                            658,729   17,708,943     1,298,016      2,148,797
Fidelity VIP Equity-Income Sub-Account                           3,216       67,701         1,405          6,332
Fidelity VIP Mid Cap Sub-Account                               307,461    8,488,941     2,877,528        295,427
FTVIPT Franklin Income Securities Sub-Account                1,513,062   23,393,993     3,442,965      2,701,534
FTVIPT Franklin Small Cap Value Securities Sub-Account          83,384    1,171,568       573,085        109,441
FTVIPT Mutual Shares Securities Sub-Account                    212,747    3,525,470       543,653        331,487
FTVIPT Templeton Foreign Securities Sub-Account              1,068,755   16,664,908     1,200,086      2,182,841
FTVIPT Templeton Global Bond Securities Sub-Account            367,454    6,751,297     2,857,863        400,268
Invesco V.I. Global Real Estate Sub-Account                     55,163      676,690       428,620        177,393
Invesco V.I. International Growth Sub-Account                  243,145    6,257,316     2,216,227        226,206
Invesco V.I. Van Kampen Equity and Income Sub-Account          938,327   12,639,405     3,187,831        356,410
Invesco V.I. Van Kampen Growth and Income Sub-Account          505,512    8,588,957     2,074,115        277,051
Invesco V.I. Van Kampen Mid Cap Value Sub-Account               83,309      971,914       394,680         82,583
LMPVET ClearBridge Variable Aggressive Growth Sub-Account      666,579   10,074,770     1,199,888      1,785,729
LMPVET ClearBridge Variable Appreciation Sub-Account           602,112   13,964,021     3,677,753        728,627
LMPVET ClearBridge Variable Equity Income Builder
  Sub-Account                                                  977,841   11,278,441     2,593,474        569,172
LMPVET ClearBridge Variable Fundamental All Cap Value
  Sub-Account                                                  374,056    7,439,934     1,114,361        621,686
LMPVET ClearBridge Variable Large Cap Growth
  Sub-Account                                                   16,875      260,780        15,798        105,050
LMPVET ClearBridge Variable Large Cap Value Sub-Account         72,695    1,004,991       233,175        289,399
LMPVET ClearBridge Variable Small Cap Growth
  Sub-Account                                                  170,294    2,310,041       706,155        608,350
LMPVET Investment Counsel Variable Social Awareness
  Sub-Account                                                      419       11,114           117            188
LMPVET Variable Lifestyle Allocation 50% Sub-Account           189,799    2,169,480       995,169        117,978
LMPVET Variable Lifestyle Allocation 70% Sub-Account            19,059      207,951         6,110         28,216
LMPVET Variable Lifestyle Allocation 85% Sub-Account            80,918      824,434        89,857         31,687
LMPVIT Western Asset Variable Global High Yield Bond
  Sub-Account                                                  890,259    7,294,626     2,026,645        632,273
MIST AllianceBernstein Global Dynamic Allocation
  Sub-Account (a)                                            7,183,300   69,509,175    69,509,175             --
MIST American Funds Balanced Allocation Sub-Account         18,470,681  157,384,629    34,086,359      4,328,512
MIST American Funds Bond Sub-Account                         2,448,830   23,894,338     9,408,359      3,699,066
MIST American Funds Growth Allocation Sub-Account            9,259,845   69,011,621    10,984,902      8,510,336
MIST American Funds Growth Sub-Account                       4,467,092   35,948,181    16,949,186     14,073,036
MIST American Funds International Sub-Account                2,456,547   19,151,542     8,491,863      4,350,774
MIST American Funds Moderate Allocation Sub-Account         11,098,876   99,961,900    22,829,282      7,319,018
MIST AQR Global Risk Balanced Sub-Account (a)                8,196,911   85,531,627    85,531,627             --
MIST BlackRock Global Tactical Strategies Sub-Account (a)   13,872,948  133,119,587   133,119,587             --
MIST BlackRock High Yield Sub-Account                        2,174,927   17,331,826    12,169,421      7,092,092
MIST BlackRock Large Cap Core Sub-Account                      155,760    1,335,212     1,172,699        954,170
MIST Clarion Global Real Estate Sub-Account                  1,826,739   21,055,227     3,244,914      1,164,740
MIST Dreman Small Cap Value Sub-Account                        281,277    3,672,948       619,829        616,615
MIST Goldman Sachs Mid Cap Value Sub-Account                 1,477,300   19,060,558     4,584,714      1,829,159
MIST Harris Oakmark International Sub-Account                3,931,461   54,174,367     9,576,651      3,507,315
MIST Invesco Small Cap Growth Sub-Account                    1,394,769   16,989,715     2,904,802      2,359,232
MIST Janus Forty Sub-Account                                   117,271    7,502,703     2,924,619      1,579,561
MIST Lazard Mid Cap Sub-Account                              1,213,719   13,571,131     1,901,211      1,689,542

(a) For the period May 2, 2011 to December 31, 2011.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. STATEMENTS OF INVESTMENTS -- (CONTINUED)

                                                                                                FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2011            DECEMBER 31, 2011
                                                              ----------------------- ----------------------------
                                                                                            COST OF       PROCEEDS
                                                                  SHARES     COST ($) PURCHASES ($) FROM SALES ($)
                                                              ---------- ------------ ------------- --------------
MIST Legg Mason ClearBridge Aggressive Growth
  Sub-Account                                                  2,928,763   22,360,166    13,344,088      2,362,737
MIST Loomis Sayles Global Markets Sub-Account                  1,562,543   17,391,855     4,803,396      1,709,711
MIST Lord Abbett Bond Debenture Sub-Account                    2,279,284   27,227,535     3,042,309      3,461,861
MIST Lord Abbett Mid Cap Value Sub-Account                     1,044,906   15,703,875     3,437,339      2,029,343
MIST Met/Eaton Vance Floating Rate Sub-Account                   319,545    3,278,242     2,843,620        500,791
MIST Met/Franklin Low Duration Total Return Sub-Account (a)      668,632    6,633,168     7,059,073        422,752
MIST Met/Franklin Mutual Shares Sub-Account                    1,701,248   13,398,210     5,256,240      1,584,709
MIST Met/Franklin Templeton Founding Strategy Sub-Account      3,989,944   33,608,322     9,589,841      5,815,713
MIST Met/Templeton Growth Sub-Account                            350,081    3,290,908     2,132,992        303,402
MIST Met/Templeton International Bond Sub-Account                424,583    5,113,990     5,499,152      3,627,315
MIST MetLife Aggressive Strategy Sub-Account                   8,958,025   94,981,931    13,928,324      3,782,296
MIST MetLife Balanced Plus Sub-Account (a)                    14,520,243  137,876,396   137,876,396             --
MIST MetLife Balanced Strategy Sub-Account                    49,602,432  508,110,274    77,525,834     31,009,781
MIST MetLife Defensive Strategy Sub-Account                   17,104,232  172,873,123    48,609,415     23,602,118
MIST MetLife Growth Strategy Sub-Account                      35,373,334  386,439,893    17,375,857     36,342,119
MIST MetLife Moderate Strategy Sub-Account                    26,382,301  268,397,967    49,178,612     22,938,884
MIST MFS Emerging Markets Equity Sub-Account                   3,712,711   37,295,229     7,697,215      2,298,032
MIST MFS Research International Sub-Account                    3,523,510   39,797,629     3,050,523      3,384,288
MIST Morgan Stanley Mid Cap Growth Sub-Account                   484,427    4,828,750     1,874,383        649,091
MIST Oppenheimer Capital Appreciation Sub-Account              2,430,017   18,707,029       200,644      1,857,461
MIST PIMCO Inflation Protected Bond Sub-Account                8,483,357   92,562,996    28,163,836     13,754,252
MIST PIMCO Total Return Sub-Account                           15,877,705  186,769,020    46,691,402     19,482,377
MIST Pioneer Fund Sub-Account                                    662,129    8,295,919     3,208,659        714,196
MIST Pioneer Strategic Income Sub-Account                      3,434,477   35,583,155    17,248,672      8,425,309
MIST Pyramis Government Income Sub-Account (a)                 2,492,976   26,452,534    27,100,153        665,470
MIST Rainier Large Cap Equity Sub-Account                        411,623    3,195,699       854,768        573,484
MIST RCM Technology Sub-Account                                2,446,511   10,239,224     3,034,469      1,782,099
MIST SSgA Growth and Income ETF Sub-Account                    7,501,835   79,579,044    30,779,518      3,975,953
MIST SSgA Growth ETF Sub-Account                               2,785,310   27,936,225    12,008,607      4,199,298
MIST T. Rowe Price Large Cap Value Sub-Account                 1,934,966   46,487,056     3,712,854      4,566,775
MIST T. Rowe Price Mid Cap Growth Sub-Account                  3,374,013   27,649,825     7,846,330      5,607,118
MIST Third Avenue Small Cap Value Sub-Account                  2,058,674   29,822,358     4,384,481      4,771,733
MIST Turner Mid Cap Growth Sub-Account                           669,536    7,938,246     1,420,262      1,304,486
MIST Van Kampen Comstock Sub-Account                           2,026,243   18,974,042     2,681,683      1,666,000
MSF Artio International Stock Sub-Account                         33,953      398,940        25,768         26,222
MSF Barclays Capital Aggregate Bond Index Sub-Account            808,557    8,877,448     5,172,621      1,923,411
MSF BlackRock Bond Income Sub-Account                             79,195    8,337,466     2,160,054      2,051,734
MSF BlackRock Legacy Large Cap Growth Sub-Account                 37,601      807,201       318,957        330,132
MSF BlackRock Money Market Sub-Account                           893,388   89,338,762    58,454,766     49,416,657
MSF Davis Venture Value Sub-Account                            2,100,166   60,578,469     7,499,881      6,454,038
MSF FI Value Leaders Sub-Account                                   2,977      401,703        75,156        154,048
MSF Jennison Growth Sub-Account                                2,340,181   25,606,640     4,434,986      4,122,989
MSF Loomis Sayles Small Cap Core Sub-Account                       2,993      599,914       404,464        149,465
MSF Loomis Sayles Small Cap Growth Sub-Account                    42,796      382,109       206,607        187,726
MSF Met/Artisan Mid Cap Value Sub-Account                         81,222   16,610,316       974,452      1,660,946
MSF Met/Dimensional International Small Company
  Sub-Account                                                    222,907    3,270,018     1,878,211        457,017
MSF MetLife Conservative Allocation Sub-Account                  199,553    2,113,667       376,894        372,247
MSF MetLife Conservative to Moderate Allocation
  Sub-Account                                                    154,699    1,625,333       209,294        705,598
MSF MetLife Mid Cap Stock Index Sub-Account                      319,908    3,910,243     2,071,147        611,845
MSF MetLife Moderate Allocation Sub-Account                    1,603,790   16,582,025     2,360,361      2,049,825
MSF MetLife Moderate to Aggressive Allocation Sub-Account        641,893    6,443,341       725,223      2,917,622
MSF MetLife Stock Index Sub-Account                            1,152,382   32,944,230     6,129,813      3,335,150

(a) For the period May 2, 2011 to December 31, 2011.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. STATEMENTS OF INVESTMENTS -- (CONCLUDED)

                                                                                             FOR THE YEAR ENDED
                                                           AS OF DECEMBER 31, 2011            DECEMBER 31, 2011
                                                           ----------------------- ----------------------------
                                                                                         COST OF       PROCEEDS
                                                              SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                           --------- ------------- ------------- --------------
MSF MFS Total Return Sub-Account                              69,953     9,418,568     1,771,260      1,869,873
MSF MFS Value Sub-Account                                    368,557     4,402,952     1,045,051        791,185
MSF Morgan Stanley EAFE Index Sub-Account                    370,537     4,008,978     1,831,229        476,559
MSF Neuberger Berman Genesis Sub-Account                       2,415        29,797       106,387         94,758
MSF Neuberger Berman Mid Cap Value Sub-Account                 5,480        97,140        68,613         72,573
MSF Oppenheimer Global Equity Sub-Account                     62,230       869,916       276,140        123,966
MSF Russell 2000 Index Sub-Account                           411,769     4,922,388     3,074,019        788,490
MSF T. Rowe Price Large Cap Growth Sub-Account                53,706       740,184        15,358         82,156
MSF T. Rowe Price Small Cap Growth Sub-Account                32,367       361,441        26,258        187,401
MSF Van Eck Global Natural Resources Sub-Account             489,747     7,633,371     5,762,946      3,819,855
MSF Western Asset Management Strategic Bond Opportunities
  Sub-Account                                                  2,400        29,280         1,461            684
MSF Western Asset Management U.S. Government Sub-Account   2,392,870    28,678,296    12,982,005     11,117,344
Oppenheimer VA Main Street Small- & Mid-Cap Sub-Account      190,101     2,692,067       671,321        239,759
PIMCO VIT High Yield Sub-Account                              20,160       137,435        23,594          5,927
PIMCO VIT Low Duration Sub-Account                            17,985       182,512        15,222          9,442
Pioneer VCT Emerging Markets Sub-Account                         585        12,284           414         27,687
Pioneer VCT Mid Cap Value Sub-Account                         95,602     1,598,644       329,940        168,877
Pioneer VCT Real Estate Shares Sub-Account                       446         1,755           170            155
Putnam VT Equity Income Sub-Account                            1,289        17,805           311            157
Putnam VT Multi-Cap Growth Sub-Account                         7,762       144,309        16,796         16,591
Russell Aggressive Equity Sub-Account                            306         3,588            24          1,197
Russell Core Bond Sub-Account                                  2,995        30,655         1,989         22,176
Russell Global Real Estate Securities Sub-Account                509         6,427           188          1,358
Russell Multi-Style Equity Sub-Account                         2,519        30,873        10,383         10,141
Russell Non-U.S. Sub-Account                                   1,399        14,136           284          4,320
UIF U.S. Real Estate Sub-Account                             289,030     4,119,955       548,962        541,683

(a) For the period May 2, 2011 to December 31, 2011.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

                                                                                         AMERICAN FUNDS GLOBAL SMALL
                                  AMERICAN FUNDS BOND    AMERICAN FUNDS GLOBAL GROWTH                 CAPITALIZATION
                                          SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                  ---------------------- ------------------------------- ------------------------------
                                     2011        2010        2011                2010       2011                2010
                                  ---------- ----------- ----------- ------------------- ---------- -------------------
Units beginning of year           375,057     208,233     887,906             893,358    102,458              66,754
Units issued and transferred
  from other funding options      144,696     195,112     123,599             125,655     43,706              44,609
Units redeemed and transferred to
  other funding options           (51,654)    (28,288)   (175,099)           (131,107)   (16,314)             (8,905)
                                  ---------- ----------- ----------- ------------------- ---------- -------------------
Units end of year                 468,099     375,057     836,406             887,906    129,850             102,458
                                  ========== =========== =========== =================== ========== ===================

                                                                                        FTVIPT FRANKLIN INCOME
                                  FIDELITY VIP EQUITY-INCOME    FIDELITY VIP MID CAP                SECURITIES
                                                 SUB-ACCOUNT             SUB-ACCOUNT               SUB-ACCOUNT
                                  ----------------------------- ----------------------- -------------------------
                                   2011                 2010       2011         2010          2011        2010
                                  -------- -------------------- ---------- ------------ ------------- -----------
Units beginning of year           4,588                4,629    168,251      103,331       476,101     479,493
Units issued and transferred
  from other funding options         --                   11     89,640       79,680        75,729      64,037
Units redeemed and transferred to
  other funding options            (403)                 (52)   (25,628)     (14,760)      (82,897)    (67,429)
                                  -------- -------------------- ---------- ------------ ------------- -----------
Units end of year                 4,185                4,588    232,263      168,251       468,933     476,101
                                  ======== ==================== ========== ============ ============= ===========

                                  FTVIPT TEMPLETON GLOBAL                                                  INVESCO V.I.
                                          BOND SECURITIES    INVESCO V.I. GLOBAL REAL ESTATE       INTERNATIONAL GROWTH
                                              SUB-ACCOUNT                        SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- ---------------------------------- --------------------------
                                     2011            2010       2011                    2010            2011       2010
                                  ---------- --------------- ---------- ----------------------- --------------- ----------
Units beginning of year           263,278         125,265     59,248                  30,308         191,073    101,307
Units issued and transferred
  from other funding options      169,091         164,236     55,449                  33,898         100,143    110,316
Units redeemed and transferred to
  other funding options           (45,793)        (26,223)   (23,996)                 (4,958)        (21,656)   (20,550)
                                  ---------- --------------- ---------- ----------------------- --------------- ----------
Units end of year                 386,576         263,278     90,701                  59,248         269,560    191,073
                                  ========== =============== ========== ======================= =============== ==========

                                          LMPVET CLEARBRIDGE       LMPVET CLEARBRIDGE    LMPVET CLEARBRIDGE VARIABLE
                                  VARIABLE AGGRESSIVE GROWTH    VARIABLE APPRECIATION          EQUITY INCOME BUILDER
                                                 SUB-ACCOUNT              SUB-ACCOUNT                    SUB-ACCOUNT
                                  ----------------------------- ------------------------ ------------------------------
                                      2011              2010       2011          2010       2011                2010
                                  ----------- ----------------- ---------- ------------- ---------- -------------------
Units beginning of year            874,318           915,734    355,526       253,445    636,572             616,080
Units issued and transferred
  from other funding options       140,248           119,015    133,958       126,756    198,428             100,007
Units redeemed and transferred to
  other funding options           (179,449)         (160,431)   (46,159)      (24,675)   (55,981)            (79,515)
                                  ----------- ----------------- ---------- ------------- ---------- -------------------
Units end of year                  835,117           874,318    443,325       355,526    779,019             636,572
                                  =========== ================= ========== ============= ========== ===================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

                             AMERICAN FUNDS
AMERICAN FUNDS GROWTH         GROWTH-INCOME    FIDELITY VIP CONTRAFUND
          SUB-ACCOUNT           SUB-ACCOUNT                SUB-ACCOUNT
------------------------ --------------------- --------------------------
   2011          2010       2011       2010       2011            2010
---------- ------------- ---------- ---------- ---------- ---------------
306,979       293,272    262,878    262,438    411,753         407,284
 56,091        53,090     27,002     35,067     58,494          71,466
(54,212)      (39,383)   (45,769)   (34,627)   (77,624)        (66,997)
---------- ------------- ---------- ---------- ---------- ---------------
308,858       306,979    244,111    262,878    392,623         411,753
========== ============= ========== ========== ========== ===============

FTVIPT FRANKLIN SMALL     FTVIPT MUTUAL SHARES        FTVIPT TEMPLETON
 CAP VALUE SECURITIES               SECURITIES      FOREIGN SECURITIES
          SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
------------------------ ------------------------ -----------------------
   2011          2010          2011       2010        2011        2010
---------- ------------- ------------- ---------- ----------- -----------
 90,395        47,999       156,210    133,467     760,888     822,049
 74,730        48,176        30,892     38,257      74,366      83,740
(19,244)       (5,780)      (21,853)   (15,514)   (140,565)   (144,901)
---------- ------------- ------------- ---------- ----------- -----------
145,881        90,395       165,249    156,210     694,689     760,888
========== ============= ============= ========== =========== ===========

INVESCO V.I. VAN KAMPEN    INVESCO V.I. VAN KAMPEN    INVESCO V.I. VAN KAMPEN
      EQUITY AND INCOME          GROWTH AND INCOME              MID CAP VALUE
            SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
-------------------------- -------------------------- --------------------------
   2011            2010       2011            2010       2011            2010
---------- --------------- ---------- --------------- ---------- ---------------
666,981         452,666    413,378         271,949     70,831          38,678
241,551         257,741    131,849         166,376     39,751          36,537
(63,498)        (43,426)   (41,059)        (24,947)    (9,244)         (4,384)
---------- --------------- ---------- --------------- ---------- ---------------
845,034         666,981    504,168         413,378    101,338          70,831
========== =============== ========== =============== ========== ===============

LMPVET CLEARBRIDGE VARIABLE           LMPVET CLEARBRIDGE          LMPVET CLEARBRIDGE
  FUNDAMENTAL ALL CAP VALUE    VARIABLE LARGE CAP GROWTH    VARIABLE LARGE CAP VALUE
                SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT
------------------------------ ---------------------------- ---------------------------
   2011                2010      2011               2010       2011             2010
---------- ------------------- --------- ------------------ ---------- ----------------
213,926             194,803    27,095             38,293     72,008           71,480
 44,398              39,949     1,196              1,523     14,949            6,557
(29,221)            (20,826)   (7,624)           (12,721)   (19,512)          (6,029)
---------- ------------------- --------- ------------------ ---------- ----------------
229,103             213,926    20,667             27,095     67,445           72,008
========== =================== ========= ================== ========== ================

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

                                         LMPVET CLEARBRIDGE    LMPVET INVESTMENT COUNSEL    LMPVET VARIABLE LIFESTYLE
                                  VARIABLE SMALL CAP GROWTH    VARIABLE SOCIAL AWARENESS               ALLOCATION 50%
                                                SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
                                  ---------------------------- ---------------------------- ----------------------------
                                     2011              2010    2011                 2010       2011              2010
                                  ---------- ----------------- ------- -------------------- ---------- -----------------
Units beginning of year           165,716           133,833     347                  359     79,754            66,323
Units issued and transferred
  from other funding options       52,594            58,136      --                   23     54,638            18,589
Units redeemed and transferred to
  other funding options           (50,802)          (26,253)     (2)                 (35)    (7,291)           (5,158)
                                  ---------- ----------------- ------- -------------------- ---------- -----------------
Units end of year                 167,508           165,716     345                  347    127,101            79,754
                                  ========== ================= ======= ==================== ========== =================

                                  MIST ALLIANCE
                                      BERNSTEIN
                                         GLOBAL
                                        DYNAMIC         MIST AMERICAN FUNDS
                                     ALLOCATION         BALANCED ALLOCATION    MIST AMERICAN FUNDS BOND
                                    SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  ---------------- --------------------------- ---------------------------
                                        2011 (a)         2011          2010         2011           2010
                                  ---------------- ------------- ------------- ------------ --------------
Units beginning of year                      --    15,380,031     9,334,292    1,832,374      1,329,950
Units issued and transferred
  from other funding options          7,267,582     4,543,964     7,285,694    1,151,408      1,448,230
Units redeemed and transferred to
  other funding options                 (83,116)   (1,513,688)   (1,239,955)    (612,884)      (945,806)
                                  ---------------- ------------- ------------- ------------ --------------
Units end of year                     7,184,466    18,410,307    15,380,031    2,370,898      1,832,374
                                  ================ ============= ============= ============ ==============

                                                                                  MIST
                                                                             BLACKROCK
                                                                MIST AQR        GLOBAL
                                      MIST AMERICAN FUNDS    GLOBAL RISK      TACTICAL
                                      MODERATE ALLOCATION       BALANCED    STRATEGIES    MIST BLACKROCK HIGH YIELD
                                              SUB-ACCOUNT      SUB-ACCOUNT SUB-ACCOUNT                  SUB-ACCOUNT
                                  -------------------------- ---------------------------- ----------------------------
                                        2011         2010        2011 (a)      2011 (a)       2011             2010
                                  ------------- ------------ -------------- ------------- ----------- ----------------
Units beginning of year            9,495,753    5,591,093             --            --     683,030          453,735
Units issued and transferred
  from other funding options       2,867,751    4,567,287      8,249,051    13,990,303     650,848          472,266
Units redeemed and transferred to
  other funding options           (1,410,328)    (662,627)      (105,458)     (176,904)   (446,095)        (242,971)
                                  ------------- ------------ -------------- ------------- ----------- ----------------
Units end of year                 10,953,176    9,495,753      8,143,593    13,813,399     887,783          683,030
                                  ============= ============ ============== ============= =========== ================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

LMPVET VARIABLE LIFESTYLE    LMPVET VARIABLE LIFESTYLE    LMPVIT WESTERNASSET VARIABLE
           ALLOCATION 70%               ALLOCATION 85%          GLOBAL HIGH YIELD BOND
              SUB-ACCOUNT                  SUB-ACCOUNT                     SUB-ACCOUNT
---------------------------- ---------------------------- -------------------------------
  2011               2010      2011               2010       2011                 2010
--------- ------------------ --------- ------------------ ---------- --------------------
15,765             15,956    65,013             52,840    292,566              276,974
   189                814     5,522             13,597     97,796               66,425
(1,719)            (1,005)   (1,540)            (1,424)   (49,642)             (50,833)
--------- ------------------ --------- ------------------ ---------- --------------------
14,235             15,765    68,995             65,013    340,720              292,566
========= ================== ========= ================== ========== ====================

MIST AMERICAN FUNDS GROWTH                                     MIST AMERICAN FUNDS
                ALLOCATION    MIST AMERICAN FUNDS GROWTH             INTERNATIONAL
               SUB-ACCOUNT                   SUB-ACCOUNT               SUB-ACCOUNT
----------------------------- ----------------------------- -------------------------
      2011            2010          2011            2010         2011         2010
------------- --------------- ------------- --------------- ------------ ------------
 8,923,152       8,086,173     4,189,234       2,269,453    1,972,696    1,197,511
 1,819,648       2,182,501     2,432,707       2,405,718    1,155,811    1,061,941
(1,521,254)     (1,345,522)   (2,098,192)       (485,937)    (751,009)    (286,756)
------------- --------------- ------------- --------------- ------------ ------------
 9,221,546       8,923,152     4,523,749       4,189,234    2,377,498    1,972,696
============= =============== ============= =============== ============ ============

     MIST BLACKROCK       MIST CLARION GLOBAL
     LARGE CAP CORE               REAL ESTATE
        SUB-ACCOUNT               SUB-ACCOUNT
---------------------- -------------------------
    2011       2010         2011         2010
----------- ---------- ------------ ------------
 124,511     93,011    1,179,259    1,131,782
 124,113     55,708      319,770      234,211
(102,948)   (24,208)    (197,534)    (186,734)
----------- ---------- ------------ ------------
 145,676    124,511    1,301,495    1,179,259
=========== ========== ============ ============

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

                                                                     MIST GOLDMAN SACHS       MIST HARRIS OAKMARK
                                  MIST DREMAN SMALL CAP VALUE             MID CAP VALUE             INTERNATIONAL
                                                  SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
                                  ------------------------------ ------------------------- -------------------------
                                     2011                2010         2011         2010         2011         2010
                                  ---------- ------------------- ------------ ------------ ------------ ------------
Units beginning of year           284,366             319,511    1,066,656    1,092,327    2,431,947    2,208,108
Units issued and transferred
  from other funding options       50,373              37,377      409,564      148,152      810,463      640,480
Units redeemed and transferred to
  other funding options           (48,392)            (72,522)    (223,768)    (173,823)    (449,012)    (416,641)
                                  ---------- ------------------- ------------ ------------ ------------ ------------
Units end of year                 286,347             284,366    1,252,452    1,066,656    2,793,398    2,431,947
                                  ========== =================== ============ ============ ============ ============

                                  MIST LEGG MASON CLEARBRIDGE        MIST LOOMIS SAYLES     MIST LORD ABBETT BOND
                                            AGGRESSIVE GROWTH            GLOBAL MARKETS                 DEBENTURE
                                                  SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
                                  ------------------------------ ------------------------- -------------------------
                                       2011              2010         2011         2010         2011         2010
                                  ------------ ----------------- ------------ ------------ ------------ ------------
Units beginning of year           1,609,764         1,592,359    1,189,310    1,074,515    1,296,840    1,343,714
Units issued and transferred
  from other funding options      1,859,480           246,688      458,058      358,439      118,231      219,641
Units redeemed and transferred to
  other funding options            (478,436)         (229,283)    (229,256)    (243,644)    (191,933)    (266,515)
                                  ------------ ----------------- ------------ ------------ ------------ ------------
Units end of year                 2,990,808         1,609,764    1,418,112    1,189,310    1,223,138    1,296,840
                                  ============ ================= ============ ============ ============ ============

                                       MIST MET/FRANKLIN      MIST MET/FRANKLIN TEMPLETON
                                           MUTUAL SHARES                FOUNDING STRATEGY    MIST MET/TEMPLETON GROWTH
                                             SUB-ACCOUNT                      SUB-ACCOUNT                  SUB-ACCOUNT
                                  ------------------------- ------------------------------ ----------------------------
                                       2011         2010         2011              2010       2011              2010
                                  ------------ ------------ ------------ ----------------- ---------- -----------------
Units beginning of year           1,266,010      713,224    3,720,360         2,790,089    125,220            14,362
Units issued and transferred
  from other funding options        614,776      697,514    1,265,482         1,406,861    196,784           117,051
Units redeemed and transferred to
  other funding options            (299,179)    (144,728)    (920,012)         (476,590)   (36,184)           (6,193)
                                  ------------ ------------ ------------ ----------------- ---------- -----------------
Units end of year                 1,581,607    1,266,010    4,065,830         3,720,360    285,820           125,220
                                  ============ ============ ============ ================= ========== =================

                                     MIST METLIFE BALANCED      MIST METLIFE DEFENSIVE         MIST METLIFE GROWTH
                                                  STRATEGY                    STRATEGY                    STRATEGY
                                               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                        2011          2010          2011          2010          2011          2010
                                  ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year           39,926,731    31,446,847    13,403,026    11,376,437    33,700,218    34,986,731
Units issued and transferred
  from other funding options       9,671,872    12,230,965     5,533,244     4,341,946     2,534,301     2,653,790
Units redeemed and transferred to
  other funding options           (5,927,066)   (3,751,081)   (3,507,763)   (2,315,357)   (4,176,102)   (3,940,303)
                                  ------------- ------------- ------------- ------------- ------------- -------------
Units end of year                 43,671,537    39,926,731    15,428,507    13,403,026    32,058,417    33,700,218
                                  ============= ============= ============= ============= ============= =============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

MIST INVESCO SMALL CAP
                GROWTH      MIST JANUS FORTY     MIST LAZARD MID CAP
           SUB-ACCOUNT           SUB-ACCOUNT             SUB-ACCOUNT
------------------------- --------------------- -----------------------
     2011         2010       2011       2010        2011        2010
------------ ------------ ---------- ---------- ----------- -----------
1,207,424    1,169,497     51,705     33,785     889,934     900,708
  339,517      272,982     24,098     29,467     212,213     213,334
 (283,464)    (235,055)   (15,877)   (11,547)   (190,253)   (224,108)
------------ ------------ ---------- ---------- ----------- -----------
1,263,477    1,207,424     59,926     51,705     911,894     889,934
============ ============ ========== ========== =========== ===========

                                                        MIST
                                                MET/FRANKLIN
    MIST LORD ABBETT    MIST MET/EATON VANCE    LOW DURATION
       MID CAP VALUE           FLOATING RATE    TOTAL RETURN
         SUB-ACCOUNT             SUB-ACCOUNT     SUB-ACCOUNT
----------------------- ----------------------- ---------------
    2011        2010       2011      2010 (b)        2011 (a)
----------- ----------- ---------- ------------ ---------------
 604,334     510,722     94,043           --              --
 209,563     224,312    309,215      109,063         729,908
(148,855)   (130,700)   (82,489)     (15,020)        (54,317)
----------- ----------- ---------- ------------ ---------------
 665,042     604,334    320,769       94,043         675,591
=========== =========== ========== ============ ===============

 MIST MET/TEMPLETON    MIST METLIFE AGGRESSIVE     MIST METLIFE
 INTERNATIONAL BOND                   STRATEGY    BALANCED PLUS
        SUB-ACCOUNT                SUB-ACCOUNT      SUB-ACCOUNT
---------------------- -------------------------- ----------------
    2011       2010         2011          2010          2011 (a)
----------- ---------- ------------ ------------- ----------------
 285,820     30,597    6,701,246     6,042,724               --
 455,297    344,595    1,567,916     1,140,559       14,893,997
(332,424)   (89,372)    (662,654)     (482,037)        (247,073)
----------- ---------- ------------ ------------- ----------------
 408,693    285,820    7,606,508     6,701,246       14,646,924
=========== ========== ============ ============= ================

   MIST METLIFE MODERATE         MIST MFS EMERGING         MIST MFS RESEARCH
                STRATEGY            MARKETS EQUITY             INTERNATIONAL
             SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- ------------------------- -------------------------
      2011          2010         2011         2010         2011         2010
------------- ------------- ------------ ------------ ------------ ------------
21,317,528    16,067,670    2,973,091    2,332,923    2,550,733    2,589,893
 5,845,834     7,517,715    1,081,249    1,196,490      387,803      480,116
(3,768,112)   (2,267,857)    (603,126)    (556,322)    (413,837)    (519,276)
------------- ------------- ------------ ------------ ------------ ------------
23,395,250    21,317,528    3,451,214    2,973,091    2,524,699    2,550,733
============= ============= ============ ============ ============ ============

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

                                  MIST MORGAN STANLEY    MIST OPPENHEIMER CAPITAL        MIST PIMCO INFLATION
                                       MID CAP GROWTH                APPRECIATION              PROTECTED BOND
                                          SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  ---------------------- --------------------------- ---------------------------
                                     2011        2010         2011           2010          2011          2010
                                  ---------- ----------- ------------ -------------- ------------- -------------
Units beginning of year           319,793     312,816    1,985,963      2,125,760     6,064,219     5,030,576
Units issued and transferred
  from other funding options      157,424      97,436       70,297        135,480     2,640,911     2,095,412
Units redeemed and transferred to
  other funding options           (76,496)    (90,459)    (242,408)      (275,277)   (1,908,312)   (1,061,769)
                                  ---------- ----------- ------------ -------------- ------------- -------------
Units end of year                 400,721     319,793    1,813,852      1,985,963     6,796,818     6,064,219
                                  ========== =========== ============ ============== ============= =============

                                  MIST PYRAMIS
                                    GOVERNMENT    MIST RAINIER LARGE CAP
                                        INCOME                    EQUITY       MIST RCM TECHNOLOGY
                                   SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
                                  --------------- ------------------------- -------------------------
                                       2011 (a)      2011           2010         2011         2010
                                  --------------- ---------- -------------- ------------ ------------
Units beginning of year                     --    388,630        502,429    1,538,256    1,278,443
Units issued and transferred
  from other funding options         2,729,175    125,405        184,414      609,471      616,255
Units redeemed and transferred to
  other funding options               (240,419)   (85,035)      (298,213)    (399,966)    (356,442)
                                  --------------- ---------- -------------- ------------ ------------
Units end of year                    2,488,756    429,000        388,630    1,747,761    1,538,256
                                  =============== ========== ============== ============ ============

                                      MIST T. ROWE PRICE         MIST THIRD AVENUE
                                          MID CAP GROWTH           SMALL CAP VALUE    MIST TURNER MID CAP GROWTH
                                             SUB-ACCOUNT               SUB-ACCOUNT                   SUB-ACCOUNT
                                  ------------------------- ------------------------- -----------------------------
                                       2011         2010         2011         2010        2011              2010
                                  ------------ ------------ ------------ ------------ ----------- -----------------
Units beginning of year           3,007,799    2,676,582    1,827,679    1,786,888     626,129           617,332
Units issued and transferred
  from other funding options      1,034,770      867,221      357,693      297,334     144,138           144,146
Units redeemed and transferred to
  other funding options            (899,507)    (536,004)    (398,208)    (256,543)   (124,559)         (135,349)
                                  ------------ ------------ ------------ ------------ ----------- -----------------
Units end of year                 3,143,062    3,007,799    1,787,164    1,827,679     645,708           626,129
                                  ============ ============ ============ ============ =========== =================

                                                               MSF BLACKROCK LEGACY
                                  MSF BLACKROCK BOND INCOME        LARGE CAP GROWTH    MSF BLACKROCK MONEY MARKET
                                                SUB-ACCOUNT             SUB-ACCOUNT                   SUB-ACCOUNT
                                  ---------------------------- ----------------------- -----------------------------
                                     2011              2010       2011         2010          2011            2010
                                  ---------- ----------------- ---------- ------------ ------------- ---------------
Units beginning of year           164,695           149,987     99,815       83,891     7,275,363       6,557,813
Units issued and transferred
  from other funding options       43,753            51,287     30,758       32,781     9,222,736       8,156,566
Units redeemed and transferred to
  other funding options           (44,960)          (36,579)   (29,005)     (16,857)   (8,237,740)     (7,439,016)
                                  ---------- ----------------- ---------- ------------ ------------- ---------------
Units end of year                 163,488           164,695    101,568       99,815     8,260,359       7,275,363
                                  ========== ================= ========== ============ ============= ===============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

                                                       MIST PIONEER STRATEGIC
 MIST PIMCO TOTAL RETURN          MIST PIONEER FUND                    INCOME
             SUB-ACCOUNT                SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- ----------------------- -------------------------
      2011          2010       2011       2010           2011         2010
------------- ------------- ---------- ------------ ------------ ------------
10,454,551     7,455,353    359,148    197,630      1,367,570      674,653
 4,233,067     4,912,177    200,318    209,861        979,759      814,724
(3,041,071)   (1,912,979)   (64,821)   (48,343)      (753,876)    (121,807)
------------- ------------- ---------- ------------ ------------ ------------
11,646,547    10,454,551    494,645    359,148      1,593,453    1,367,570
============= ============= ========== ============ ============ ============

  MIST SSGA GROWTH AND                                MIST T. ROWE PRICE
            INCOME ETF      MIST SSGA GROWTH ETF         LARGE CAP VALUE
           SUB-ACCOUNT               SUB-ACCOUNT             SUB-ACCOUNT
------------------------- ------------------------- -----------------------
     2011         2010         2011         2010        2011        2010
------------ ------------ ------------ ------------ ----------- -----------
5,120,998    1,974,559    2,069,545    1,558,817     895,811     866,452
2,787,471    3,423,575    1,241,267    1,393,602     149,227     156,731
 (655,930)    (277,136)    (556,920)    (882,874)   (154,698)   (127,372)
------------ ------------ ------------ ------------ ----------- -----------
7,252,539    5,120,998    2,753,892    2,069,545     890,340     895,811
============ ============ ============ ============ =========== ===========

                                                             MSF BARCLAYS CAPITAL
MIST VAN KAMPEN COMSTOCK    MSF ARTIO INTERNATIONAL STOCK    AGGREGATE BOND INDEX
             SUB-ACCOUNT                      SUB-ACCOUNT             SUB-ACCOUNT
--------------------------- -------------------------------- -----------------------
     2011           2010      2011                   2010        2011        2010
------------ -------------- --------- ---------------------- ----------- -----------
1,797,581      1,794,388    23,843                 23,948     373,923     163,044
  393,882        375,542     1,959                  2,188     367,725     297,374
 (287,545)      (372,349)   (2,032)                (2,293)   (164,800)    (86,495)
------------ -------------- --------- ---------------------- ----------- -----------
1,903,918      1,797,581    23,770                 23,843     576,848     373,923
============ ============== ========= ====================== =========== ===========

MSF DAVIS VENTURE VALUE    MSF FI VALUE LEADERS       MSF JENNISON GROWTH
            SUB-ACCOUNT             SUB-ACCOUNT               SUB-ACCOUNT
-------------------------- ----------------------- -------------------------
     2011          2010      2011          2010         2011         2010
------------ ------------- --------- ------------- ------------ ------------
5,003,488     4,731,303    28,620        28,142    2,297,452    2,173,362
  916,543       903,436     4,539        10,577      548,877      553,043
 (858,261)     (631,251)   (8,601)      (10,099)    (481,825)    (428,953)
------------ ------------- --------- ------------- ------------ ------------
5,061,770     5,003,488    24,558        28,620    2,364,504    2,297,452
============ ============= ========= ============= ============ ============

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

                                  MSF LOOMIS SAYLES SMALL    MSF LOOMIS SAYLES SMALL CAP    MSF MET/ARTISAN MID CAP
                                                 CAP CORE                         GROWTH                      VALUE
                                              SUB-ACCOUNT                    SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- ------------------------------ --------------------------
                                      2011           2010       2011                2010         2011          2010
                                  ----------- -------------- ---------- ------------------- ------------ -------------
Units beginning of year             12,163          3,472     36,721              34,404    1,036,170     1,071,935
Units issued and transferred
  from other funding options        12,419         10,136     19,466               6,114      115,958       133,472
Units redeemed and transferred to
  other funding options             (4,711)        (1,445)   (18,558)             (3,797)    (155,147)     (169,237)
                                  ----------- -------------- ---------- ------------------- ------------ -------------
Units end of year                   19,871         12,163     37,629              36,721      996,981     1,036,170
                                  =========== ============== ========== =================== ============ =============

                                  MSF METLIFE MID CAP      MSF METLIFE MODERATE    MSF METLIFE MODERATE TO
                                          STOCK INDEX                ALLOCATION      AGGRESSIVE ALLOCATION
                                          SUB-ACCOUNT               SUB-ACCOUNT                SUB-ACCOUNT
                                  ---------------------- ------------------------- --------------------------
                                     2011        2010         2011         2010        2011           2010
                                  ---------- ----------- ------------ ------------ ----------- --------------
Units beginning of year           172,234      57,039    1,507,770    1,468,099     822,307        811,140
Units issued and transferred
  from other funding options      136,387     146,634      205,459      234,244      56,037        118,217
Units redeemed and transferred to
  other funding options           (55,821)    (31,439)    (174,850)    (194,573)   (245,835)      (107,050)
                                  ---------- ----------- ------------ ------------ ----------- --------------
Units end of year                 252,800     172,234    1,538,379    1,507,770     632,509        822,307
                                  ========== =========== ============ ============ =========== ==============

                                  MSF MORGAN STANLEY    MSF NEUBERGER BERMAN    MSF NEUBERGER BERMAN
                                          EAFE INDEX                 GENESIS           MID CAP VALUE
                                         SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
                                  --------------------- ----------------------- -----------------------
                                     2011       2010       2011         2010      2011          2010
                                  ---------- ---------- ---------- ------------ --------- -------------
Units beginning of year           235,893     60,518        962        1,190     4,795           206
Units issued and transferred
  from other funding options      165,128    216,345      6,538           68     3,069         5,746
Units redeemed and transferred to
  other funding options           (52,405)   (40,970)    (5,771)        (296)   (3,211)       (1,157)
                                  ---------- ---------- ---------- ------------ --------- -------------
Units end of year                 348,616    235,893      1,729          962     4,653         4,795
                                  ========== ========== ========== ============ ========= =============

                                                                                              MSF WESTERN ASSET
                                   MSF T. ROWE PRICE    MSF VAN ECK GLOBAL NATURAL    MANAGEMENT STRATEGIC BOND
                                    SMALL CAP GROWTH                     RESOURCES                OPPORTUNITIES
                                         SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                  --------------------- ----------------------------- ----------------------------
                                     2011       2010         2011             2010     2011                2010
                                  ---------- ---------- ------------ ---------------- -------- -------------------
Units beginning of year            38,322     46,194      356,898           82,041    1,181               1,213
Units issued and transferred
  from other funding options        2,055      4,387      352,549          328,626        4                  --
Units redeemed and transferred to
  other funding options           (10,190)   (12,259)    (280,226)         (53,769)     (13)                (32)
                                  ---------- ---------- ------------ ---------------- -------- -------------------
Units end of year                  30,187     38,322      429,221          356,898    1,172               1,181
                                  ========== ========== ============ ================ ======== ===================

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

        MSF MET/DIMENSIONAL    MSF METLIFE CONSERVATIVE    MSF METLIFE CONSERVATIVE TO
INTERNATIONAL SMALL COMPANY                  ALLOCATION            MODERATE ALLOCATION
                SUB-ACCOUNT                 SUB-ACCOUNT                    SUB-ACCOUNT
------------------------------ --------------------------- ------------------------------
   2011                2010          2011          2010       2011                2010
---------- ------------------- ------------- ------------- ---------- -------------------
126,878              68,838       188,539       180,547    189,647             202,843
121,741              95,652        28,166        78,278     13,769               5,339
(40,741)            (37,612)      (29,117)      (70,286)   (56,261)            (18,535)
---------- ------------------- ------------- ------------- ---------- -------------------
207,878             126,878       187,588       188,539    147,155             189,647
========== =================== ============= ============= ========== ===================

MSF METLIFE STOCK INDEX    MSF MFS TOTAL RETURN         MSF MFS VALUE
            SUB-ACCOUNT             SUB-ACCOUNT           SUB-ACCOUNT
-------------------------- ----------------------- ---------------------
     2011          2010       2011         2010       2011       2010
------------ ------------- ---------- ------------ ---------- ----------
2,472,007     2,209,022    211,123      212,740    294,312    240,463
  597,345       516,635     38,460       29,219     78,643    105,069
 (368,615)     (253,650)   (46,343)     (30,836)   (64,016)   (51,220)
------------ ------------- ---------- ------------ ---------- ----------
2,700,737     2,472,007    203,240      211,123    308,939    294,312
============ ============= ========== ============ ========== ==========

 MSF OPPENHEIMER                              MSF T. ROWE PRICE
   GLOBAL EQUITY    MSF RUSSELL 2000 INDEX     LARGE CAP GROWTH
     SUB-ACCOUNT               SUB-ACCOUNT          SUB-ACCOUNT
------------------- ------------------------- --------------------
  2011      2010       2011           2010      2011       2010
--------- --------- ---------- -------------- --------- ----------
42,345    37,234    181,098         48,032    62,021     66,384
14,484    11,357    205,362        171,166     1,733      1,862
(7,534)   (6,246)   (70,585)       (38,100)   (5,698)    (6,225)
--------- --------- ---------- -------------- --------- ----------
49,295    42,345    315,875        181,098    58,056     62,021
========= ========= ========== ============== ========= ==========

         MSF WESTERN ASSET    OPPENHEIMER VA MAIN STREET
MANAGEMENT U.S. GOVERNMENT              SMALL- & MID-CAP    PIMCO VIT HIGH YIELD
               SUB-ACCOUNT                   SUB-ACCOUNT             SUB-ACCOUNT
----------------------------- ----------------------------- -----------------------
     2011             2010       2011               2010     2011           2010
------------ ---------------- ---------- ------------------ -------- --------------
1,601,209        1,092,065    169,474            107,367    8,203         10,757
  905,342        1,246,458     50,759             75,040      781          3,084
 (854,599)        (737,314)   (23,770)           (12,933)    (243)        (5,638)
------------ ---------------- ---------- ------------------ -------- --------------
1,651,952        1,601,209    196,463            169,474    8,741          8,203
============ ================ ========== ================== ======== ==============

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

                                                            PIONEER VCT EMERGING
                                  PIMCO VIT LOW DURATION                 MARKETS    PIONEER VCT MID CAP VALUE
                                             SUB-ACCOUNT             SUB-ACCOUNT                  SUB-ACCOUNT
                                  ------------------------- ----------------------- ----------------------------
                                    2011            2010       2011         2010      2011               2010
                                  --------- --------------- ---------- ------------ --------- ------------------
Units beginning of year           12,187          14,162      2,553        2,657    46,503             39,695
Units issued and transferred
  from other funding options         816           5,623         24            3    11,916             10,680
Units redeemed and transferred to
  other funding options             (466)         (7,598)    (1,605)        (107)   (6,340)            (3,872)
                                  --------- --------------- ---------- ------------ --------- ------------------
Units end of year                 12,537          12,187        972        2,553    52,079             46,503
                                  ========= =============== ========== ============ ========= ==================

                                                                                    RUSSELL GLOBAL REAL ESTATE
                                  RUSSELL AGGRESSIVE EQUITY    RUSSELL CORE BOND                    SECURITIES
                                                SUB-ACCOUNT          SUB-ACCOUNT                   SUB-ACCOUNT
                                  ---------------------------- -------------------- -----------------------------
                                       2011            2010      2011       2010          2011            2010
                                  ------------ --------------- --------- ---------- ------------- ---------------
Units beginning of year                 381             576     3,020      4,087           310             435
Units issued and transferred
  from other funding options             --              10        --         63            --               1
Units redeemed and transferred to
  other funding options                 (96)           (205)   (1,232)    (1,130)          (52)           (126)
                                  ------------ --------------- --------- ---------- ------------- ---------------
Units end of year                       285             381     1,788      3,020           258             310
                                  ============ =============== ========= ========== ============= ===============

(a) For the period May 2, 2011 to December 31, 2011.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

PIONEER VCT REAL ESTATE SHARES    PUTNAM VT EQUITY INCOME    PUTNAM VT MULTI-CAP GROWTH
                   SUB-ACCOUNT                SUB-ACCOUNT                   SUB-ACCOUNT
--------------------------------- -------------------------- -----------------------------
2011                      2010     2011              2010      2011             2010 (c)
------- ------------------------- ----- -------------------- --------- -------------------
 406                       407    1,060             2,414    24,393                  --
  --                        --       --                --     4,221              28,641
  (2)                       (1)      --            (1,354)   (4,021)             (4,248)
------- ------------------------- ----- -------------------- --------- -------------------
 404                       406    1,060             1,060    24,593              24,393
======= ========================= ===== ==================== ========= ===================

RUSSELL MULTI-STYLE EQUITY    RUSSELL NON-U.S.    UIF U.S. REAL ESTATE
               SUB-ACCOUNT         SUB-ACCOUNT             SUB-ACCOUNT
----------------------------- ------------------- -----------------------
  2011                2010     2011       2010       2011         2010
--------- ------------------- -------- ---------- ---------- ------------
 3,947               5,994    1,796      2,565    130,897      137,424
 1,084                  75       --         47     19,477       20,923
(1,155)             (2,122)    (461)      (816)   (24,740)     (27,450)
--------- ------------------- -------- ---------- ---------- ------------
 3,876               3,947    1,335      1,796    125,634      130,897
========= =================== ======== ========== ========== ============

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS

The Company sells a number of variable annuity products which have unique combinations of features and fees, some of which directly affect the unit values of the Sub-Accounts. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio or fund for the respective stated periods in the five years ended December 31, 2011:

                                           AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                   ------------------------------------ ---------------------------------------------
                                                                                       EXPENSE(2)         TOTAL(3)
                                                  UNIT VALUE            INVESTMENT(1)       RATIO           RETURN
                                                   LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                     UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                   ------- ----------------- ---------- ------------- ----------- -------------------
American Funds Bond           2011 468,099     16.66 - 18.46  8,145,747          3.27 0.95 - 1.65      4.37 - 5.11
  Sub-Account                 2010 375,057     15.96 - 17.57  6,229,519          3.64 0.95 - 1.65      4.70 - 5.44
  (Commenced 4/28/2008)       2009 208,233     15.25 - 16.66  3,287,228          3.94 0.95 - 1.65    10.76 - 11.54
                              2008 109,249     13.76 - 14.68  1,557,543         10.52 1.10 - 1.65 (10.84) - (10.34)
American Funds Global         2011 836,406     23.00 - 27.23 20,206,257          1.30 0.75 - 1.90  (10.60) - (9.56)
  Growth Sub-Account          2010 887,906     25.73 - 30.11 23,819,624          1.50 0.75 - 1.90     9.64 - 10.91
                              2009 893,358     23.47 - 27.15 21,667,917          1.47 0.75 - 1.90    39.62 - 41.24
                              2008 859,773     16.81 - 19.22 14,802,920          2.05 0.75 - 1.90 (39.55) - (38.85)
                              2007 623,978     27.80 - 30.77 17,713,054          3.27 0.95 - 1.90    12.68 - 13.76
American Funds Global Small   2011 129,850     23.96 - 27.10  3,307,363          1.34 0.75 - 1.65 (20.47) - (19.75)
  Capitalization Sub-Account  2010 102,458     30.13 - 33.77  3,265,181          1.82 0.75 - 1.65    20.41 - 21.50
  (Commenced 2/20/2007 and    2009  66,754     25.02 - 27.79  1,755,311          0.35 0.75 - 1.65    58.66 - 60.09
  began transactions in 2008) 2008  34,506     15.77 - 17.36    562,980            -- 0.75 - 1.65 (54.29) - (53.87)
American Funds Growth         2011 308,858   128.88 - 177.66 44,137,061          0.62 0.75 - 1.90   (6.08) - (4.99)
  Sub-Account                 2010 306,979   137.22 - 186.99 46,146,389          0.75 0.75 - 1.90    16.45 - 17.79
                              2009 293,272   117.84 - 158.75 37,226,790          0.70 0.75 - 1.90    36.79 - 38.37
                              2008 245,411    86.15 - 114.72 22,343,828          0.95 0.75 - 1.90 (45.03) - (44.39)
                              2007 166,443   156.72 - 172.44 27,274,788          1.01 1.50 - 1.90    10.22 - 10.67
American Funds Growth-Income  2011 244,111    88.08 - 114.82 23,202,268          1.54 0.95 - 1.90   (3.67) - (2.76)
  Sub-Account                 2010 262,878    91.44 - 118.07 25,711,939          1.49 0.95 - 1.90     9.33 - 10.37
                              2009 262,438    83.63 - 106.98 23,238,151          1.71 0.95 - 1.90    28.77 - 30.00
                              2008 233,938     64.95 - 82.29 15,993,876          1.92 0.95 - 1.90 (39.02) - (38.44)
                              2007 177,704   106.50 - 117.20 19,825,012          1.99 1.50 - 1.90      3.06 - 3.47
Fidelity VIP Contrafund       2011 392,623     36.90 - 43.00 15,117,808          0.93 0.95 - 1.85   (4.42) - (3.56)
  Sub-Account                 2010 411,753     38.61 - 44.59 16,467,673          1.12 0.95 - 1.85    14.96 - 16.00
                              2009 407,284     33.58 - 38.44 14,051,178          1.37 0.95 - 1.85    33.17 - 34.38
                              2008 391,868     25.21 - 28.60 10,108,558          0.96 0.95 - 1.85 (43.67) - (43.16)
                              2007 330,921     44.76 - 46.54 15,082,787          1.02 1.55 - 1.85    15.34 - 15.69
Fidelity VIP Equity-Income    2011   4,185     12.79 - 51.02     59,186          2.22 1.40 - 1.50   (0.84) - (0.74)
  Sub-Account                 2010   4,588     12.88 - 51.45     65,050          1.66 1.40 - 1.50    13.21 - 13.32
                              2009   4,629     11.37 - 45.45     57,560          2.53 1.40 - 1.50    27.95 - 28.08
                              2008   3,252      8.88 - 35.52     32,800          2.36 1.40 - 1.50 (43.67) - (43.61)
                              2007   3,241     15.74 - 63.05     57,301          1.36 1.40 - 1.50   (0.24) - (0.14)
Fidelity VIP Mid Cap          2011 232,263     36.47 - 39.95  8,787,231          0.03 0.95 - 1.65 (12.31) - (11.70)
  Sub-Account                 2010 168,251     41.59 - 45.24  7,230,111          0.15 0.95 - 1.65    26.47 - 27.36
                              2009 103,331     32.89 - 35.52  3,482,249          0.55 0.95 - 1.65    37.46 - 38.43
                              2008  63,464     23.92 - 25.28  1,543,057          0.27 1.10 - 1.65 (40.60) - (40.27)
                              2007  31,629     40.27 - 40.82  1,277,778          0.51 1.50 - 1.65    13.44 - 13.61

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                            AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                    ------------------------------------ ---------------------------------------------
                                                                                        EXPENSE(2)         TOTAL(3)
                                                   UNIT VALUE            INVESTMENT(1)       RATIO           RETURN
                                                    LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                      UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                    ------- ----------------- ---------- ------------- ----------- -------------------
FTVIPT Franklin Income         2011 468,933     43.41 - 53.36 21,667,036          5.68 0.95 - 1.85      0.51 - 1.42
  Securities Sub-Account       2010 476,101     43.19 - 52.61 21,653,665          6.69 0.95 - 1.85    10.61 - 11.61
                               2009 479,493     39.05 - 47.14 19,547,644          8.12 0.95 - 1.85    33.11 - 34.31
                               2008 459,807     29.33 - 35.10 14,004,904          5.40 0.95 - 1.85 (30.95) - (30.32)
                               2007 380,964     42.48 - 45.39 16,748,914          3.36 1.50 - 1.85      1.84 - 2.20
FTVIPT Franklin Small Cap      2011 145,881       8.81 - 9.04  1,294,931          0.65 0.95 - 1.50   (5.20) - (4.66)
  Value Securities Sub-Account 2010  90,395       9.29 - 9.48    845,855          0.69 0.95 - 1.50    26.32 - 27.00
  (Commenced 2/20/2007 and     2009  47,999       7.36 - 7.46    354,941          1.62 0.95 - 1.50    27.24 - 27.94
  began transactions in 2008)  2008  22,866       5.78 - 5.83    132,784          1.02 0.95 - 1.50 (34.02) - (33.65)
FTVIPT Mutual Shares           2011 165,249     19.23 - 20.90  3,272,030          2.38 1.10 - 1.65   (2.66) - (2.12)
  Securities Sub-Account       2010 156,210     19.75 - 21.35  3,165,074          1.60 1.10 - 1.65      9.37 - 9.98
                               2009 133,467     18.06 - 19.41  2,461,513          2.00 1.10 - 1.65    23.99 - 24.67
                               2008 109,075     14.57 - 15.57  1,616,209          3.26 1.10 - 1.65 (38.14) - (37.80)
                               2007  92,870     23.55 - 23.94  2,197,713          1.37 1.50 - 1.65      1.78 - 1.93
FTVIPT Templeton Foreign       2011 694,689     11.78 - 29.42 13,424,991          1.68 1.30 - 1.90 (12.32) - (11.69)
  Securities Sub-Account       2010 760,888     13.40 - 33.35 16,187,428          1.90 1.30 - 1.90      6.37 - 7.17
                               2009 822,049     12.56 - 31.17 16,165,177          3.08 1.30 - 1.90    34.47 - 35.43
                               2008 795,639      9.30 - 23.04 11,284,385          2.36 1.30 - 1.90 (41.51) - (41.07)
                               2007 711,214     15.78 - 39.15 16,248,090          1.82 1.30 - 1.90    13.27 - 14.17
FTVIPT Templeton Global        2011 386,576     16.90 - 18.15  6,669,285          5.46 0.95 - 1.50   (2.34) - (1.81)
  Bond Securities Sub-Account  2010 263,278     17.30 - 18.48  4,650,975          1.35 0.95 - 1.50    12.74 - 13.36
  (Commenced 2/20/2007 and     2009 125,265     15.35 - 16.31  1,960,715         14.16 0.95 - 1.50    16.91 - 17.56
  began transactions in 2008)  2008  46,079     13.13 - 13.66    613,252          2.93 1.10 - 1.50      4.62 - 5.04
Invesco V.I. Global Real       2011  90,701       7.17 - 7.32    654,763          4.46 1.10 - 1.50   (8.11) - (7.75)
  Estate Sub-Account           2010  59,248       7.81 - 7.94    466,105          6.00 1.10 - 1.50    15.49 - 15.96
  (Commenced 11/12/2007 and    2009  30,308       6.76 - 6.84    206,250            -- 1.10 - 1.50    29.16 - 29.68
  began transactions in 2008)  2008  17,685       5.23 - 5.28     93,156         31.65 1.10 - 1.50 (45.55) - (45.33)
Invesco V.I. International     2011 269,560     10.36 - 25.68  6,342,135          1.07 0.95 - 1.50   (8.37) - (7.87)
  Growth Sub-Account           2010 191,073     11.27 - 27.87  4,879,813          2.11 0.95 - 1.50    10.93 - 11.55
                               2009 101,307     10.13 - 24.99  2,317,472          1.79 0.95 - 1.50    32.90 - 33.63
                               2008  54,308      7.59 - 18.26    908,185          0.80 1.10 - 1.50 (41.42) - (41.18)
                               2007  19,177     12.91 - 30.15    403,640          0.55 1.30 - 1.50    12.70 - 13.08
Invesco V.I. Van Kampen        2011 845,034     14.83 - 15.75 12,789,403          1.68 0.95 - 1.65   (2.91) - (2.23)
  Equity and Income            2010 666,981     15.27 - 16.11 10,357,864          1.87 0.95 - 1.65    10.20 - 10.97
  Sub-Account                  2009 452,666     13.86 - 14.52  6,338,641          2.82 0.95 - 1.65    20.49 - 21.33
                               2008 366,355     11.50 - 11.97  4,239,538          2.49 0.95 - 1.65 (23.95) - (23.41)
                               2007 314,456     15.12 - 15.23  4,764,594          2.28 1.50 - 1.65      1.66 - 1.81
Invesco V.I. Van Kampen        2011 504,168     12.24 - 24.26  8,967,774          1.11 0.95 - 1.65   (3.86) - (3.18)
  Growth and Income            2010 413,378     11.47 - 22.53  7,460,830          0.09 0.95 - 1.65    10.36 - 11.13
  Sub-Account                  2009 271,949     11.54 - 22.55  4,204,463          3.64 0.95 - 1.65    22.08 - 22.94
                               2008 178,352      9.45 - 18.34  2,079,324          1.49 0.95 - 1.65 (33.32) - (32.85)
                               2007 109,554     14.18 - 14.33  1,559,237          0.84 1.50 - 1.65      0.84 - 0.99

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                           AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                   ------------------------------------ ---------------------------------------------
                                                                                       EXPENSE(2)         TOTAL(3)
                                                  UNIT VALUE            INVESTMENT(1)       RATIO           RETURN
                                                   LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                     UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                   ------- ----------------- ---------- ------------- ----------- -------------------
Invesco V.I. Van Kampen Mid   2011 101,338     10.39 - 10.60  1,060,497          0.70 1.10 - 1.50   (0.67) - (0.27)
  Cap Value Sub-Account       2010  70,831     10.46 - 10.63    745,439          0.76 1.10 - 1.50    20.36 - 20.85
  (Commenced 2/20/2007 and    2009  38,678       8.69 - 8.80    337,681          1.13 1.10 - 1.50    37.09 - 37.63
  began transactions in 2008) 2008  18,522       6.34 - 6.39    117,795          0.81 1.10 - 1.50 (42.30) - (42.06)
LMPVET ClearBridge Variable   2011 835,117      8.94 - 14.82 11,131,829          0.19 1.10 - 1.95      0.19 - 1.35
  Aggressive Growth           2010 874,318      8.92 - 14.62 11,442,997          0.14 1.10 - 1.95    22.31 - 23.64
  Sub-Account                 2009 915,734      7.29 - 11.83  9,677,217            -- 1.10 - 1.95    31.60 - 33.10
                              2008 866,787       7.78 - 8.89  6,880,616            -- 1.10 - 1.90 (41.53) - (41.06)
                              2007 777,004     13.31 - 13.62 10,475,283            -- 1.50 - 1.90   (0.42) - (0.01)
LMPVET ClearBridge Variable   2011 443,325     29.21 - 34.98 14,239,922          1.76 0.95 - 1.90      0.68 - 1.64
  Appreciation Sub-Account    2010 355,526     29.01 - 34.42 11,226,240          1.86 0.95 - 1.90    10.51 - 11.56
                              2009 253,445     11.03 - 30.85  7,122,282          2.48 0.95 - 1.90    19.82 - 20.96
                              2008 193,892     11.28 - 25.50  4,381,445          1.49 0.95 - 1.90 (30.77) - (29.98)
                              2007 154,202     31.59 - 33.71  4,934,030          1.44 1.50 - 1.90      6.37 - 6.80
LMPVET ClearBridge Variable   2011 779,019      9.75 - 14.28 10,243,903          3.37 0.95 - 1.90    (1.76) - 6.69
  Equity Income Builder       2010 636,572     10.43 - 13.39  7,893,569          3.89 0.95 - 1.85    10.07 - 11.06
  Sub-Account                 2009 616,080      9.45 - 12.06  6,870,557          3.25 0.95 - 1.85    20.38 - 21.47
                              2008 540,604       7.82 - 9.92  4,958,838          1.03 0.95 - 1.85 (36.16) - (35.58)
                              2007 491,630     14.69 - 14.97  6,949,079          1.71 1.50 - 1.85      3.41 - 3.78
LMPVET ClearBridge Variable   2011 229,103     27.56 - 32.59  6,804,041          1.42 0.95 - 1.90   (7.96) - (7.08)
  Fundamental All Cap Value   2010 213,926     29.95 - 35.07  6,848,066          1.83 0.95 - 1.90    14.41 - 15.50
  Sub-Account                 2009 194,803     26.17 - 30.36  5,394,668          1.49 0.95 - 1.90    26.92 - 28.14
                              2008 174,312     20.62 - 23.70  3,758,198          1.83 0.95 - 1.90 (37.78) - (37.18)
                              2007 151,388     33.14 - 35.06  5,189,168          1.65 1.50 - 1.90   (0.65) - (0.25)
LMPVET ClearBridge Variable   2011  20,667     12.66 - 13.38    269,642          0.39 1.50 - 1.90   (2.51) - (2.12)
  Large Cap Growth            2010  27,095     12.99 - 13.67    361,848          0.11 1.50 - 1.90      7.77 - 8.19
  Sub-Account                 2009  38,293     12.05 - 12.63    473,184          0.29 1.50 - 1.90    39.69 - 40.27
                              2008  34,369       8.63 - 9.01    303,205          0.28 1.50 - 1.90 (38.48) - (38.23)
                              2007  34,871     14.02 - 14.58    498,459          0.07 1.50 - 1.90      3.31 - 3.73
LMPVET ClearBridge Variable   2011  67,445     14.19 - 15.00    984,263          2.19 1.50 - 1.90      2.98 - 3.39
  Large Cap Value Sub-Account 2010  72,008     13.78 - 14.51  1,018,528          3.01 1.50 - 1.90      7.41 - 7.83
                              2009  71,480     12.83 - 13.45    938,872          1.84 1.50 - 1.90    22.16 - 22.65
                              2008  79,048     10.50 - 10.97    847,551          2.23 1.50 - 1.90 (36.84) - (36.59)
                              2007  21,114     16.63 - 17.30    357,828          1.65 1.50 - 1.90    (5.25) - 2.19
LMPVET ClearBridge Variable   2011 167,508     14.03 - 18.02  2,624,198            -- 1.10 - 1.90    (0.52) - 0.28
  Small Cap Growth            2010 165,716     14.10 - 17.97  2,538,303            -- 1.10 - 1.90    22.83 - 23.81
  Sub-Account                 2009 133,833     11.48 - 14.52  1,636,184            -- 1.10 - 1.90    40.07 - 41.22
                              2008 113,589      8.19 - 10.28    962,401            -- 1.10 - 1.90 (41.83) - (41.36)
                              2007 104,212     14.09 - 14.41  1,480,386            -- 1.50 - 1.90      7.93 - 8.36
LMPVET Investment Counsel     2011     345     28.66 - 29.51     10,091          1.14 1.50 - 1.65   (1.65) - (1.51)
  Variable Social Awareness   2010     347     29.14 - 29.97     10,289          1.37 1.50 - 1.65    10.32 - 10.48
  Sub-Account                 2009     359     26.41 - 27.12      9,639          1.58 1.50 - 1.65    20.83 - 21.01
                              2008     344     21.50 - 22.41      7,645          1.97 1.50 - 1.75 (26.50) - (26.32)
                              2007     351     29.71 - 30.42     10,573          1.55 1.50 - 1.65      9.07 - 9.24

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                              AS OF DECEMBER 31                         FOR THE YEAR ENDED DECEMBER 31
                                   ---------------------------------------- ---------------------------------------------
                                                                                           EXPENSE(2)         TOTAL(3)
                                                     UNIT VALUE             INVESTMENT(1)       RATIO           RETURN
                                                      LOWEST TO         NET        INCOME   LOWEST TO        LOWEST TO
                                        UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                   ---------- ----------------- ----------- ------------- ----------- -------------------
LMPVET Variable Lifestyle     2011    127,101     16.54 - 17.95   2,169,386          3.08 1.10 - 1.65    (0.48) - 0.07
  Allocation 50% Sub-Account  2010     79,754     16.62 - 17.94   1,345,207          3.37 1.10 - 1.65     6.39 - 12.65
                              2009     66,323     14.77 - 15.06     987,781          5.18 1.50 - 1.65    30.15 - 30.35
                              2008     51,774     11.35 - 11.55     594,061          3.39 1.50 - 1.65 (28.53) - (28.42)
                              2007     56,674     15.88 - 16.14     908,688          5.01 1.50 - 1.65      1.51 - 1.67
LMPVET Variable Lifestyle     2011     14,235     13.99 - 14.30     199,540          1.87 1.50 - 1.65   (2.20) - (2.06)
  Allocation 70% Sub-Account  2010     15,765     14.30 - 14.60     225,913          2.18 1.50 - 1.65    13.12 - 13.30
                              2009     15,956     12.64 - 12.89     202,085          3.14 1.50 - 1.65    30.73 - 30.93
                              2008     25,139       9.67 - 9.84     243,783          2.77 1.50 - 1.65 (33.87) - (33.77)
                              2007     19,241     14.62 - 14.86     282,073          6.89 1.50 - 1.65      2.13 - 2.28
LMPVET Variable Lifestyle     2011     68,995     13.34 - 14.27     942,680          1.53 1.20 - 1.65   (3.90) - (3.47)
  Allocation 85% Sub-Account  2010     65,013     13.88 - 14.47     921,330          1.73 1.35 - 1.65    13.81 - 14.15
                              2009     52,840     12.20 - 12.68     656,860          2.58 1.35 - 1.65    30.31 - 30.69
                              2008     29,209       9.36 - 9.70     277,173          2.59 1.35 - 1.65 (38.44) - (38.26)
                              2007     10,133     15.21 - 15.46     154,963          6.84 1.50 - 1.65      1.66 - 1.82
LMPVIT Western Asset          2011    340,720     18.31 - 20.85   6,570,081          8.51 0.95 - 1.90    (0.20) - 0.75
  Variable Global High Yield  2010    292,566     18.35 - 20.70   5,616,288          9.37 0.95 - 1.90    12.76 - 13.83
  Bond Sub-Account            2009    276,974     16.27 - 18.18   4,674,261         11.36 0.95 - 1.90    52.62 - 54.08
                              2008    269,405     10.66 - 11.80   2,965,293         11.37 0.95 - 1.90 (32.13) - (31.48)
                              2007    230,195     15.71 - 16.73   3,701,261         10.61 1.25 - 1.90   (5.14) - (1.56)
MIST AllianceBernstein Global 2011  7,184,466       9.70 - 9.75  69,893,488          0.91 1.15 - 2.00   (3.03) - (2.48)
  Dynamic Allocation
  Sub-Account
  (Commenced 5/2/2011)
MIST American Funds Balanced  2011 18,410,307       9.35 - 9.69 174,547,923          1.24 1.00 - 1.95   (4.01) - (3.10)
  Allocation Sub-Account      2010 15,380,031      9.75 - 10.00 151,294,869          1.03 1.00 - 1.95    10.00 - 11.05
  (Commenced 4/28/2008)       2009  9,334,292       8.86 - 9.00  83,155,064            -- 1.00 - 1.95    20.40 - 27.85
                              2008  3,473,919       6.99 - 7.02  24,318,302          6.70 1.30 - 1.95 (30.14) - (29.83)
MIST American Funds Bond      2011  2,370,898     10.57 - 10.84  25,369,859          2.11 1.30 - 2.00      3.70 - 4.42
  Sub-Account                 2010  1,832,374     10.20 - 10.38  18,844,157          1.65 1.30 - 1.95      4.05 - 4.73
  (Commenced 4/28/2008)       2009  1,329,950       9.81 - 9.92  13,102,454            -- 1.30 - 1.95     9.96 - 10.67
                              2008    293,127       8.92 - 8.96   2,619,221         10.39 1.30 - 1.95 (10.81) - (10.41)
MIST American Funds Growth    2011  9,221,546       8.66 - 8.92  80,838,441          1.11 1.15 - 1.95   (6.57) - (5.82)
  Allocation Sub-Account      2010  8,923,152       9.27 - 9.47  83,427,211          0.87 1.15 - 1.95    11.30 - 12.18
  (Commenced 4/28/2008)       2009  8,086,173       8.33 - 8.44  67,700,167            -- 1.15 - 1.95    31.44 - 32.51
                              2008  3,827,807       6.34 - 6.37  24,301,779          8.65 1.15 - 1.95 (36.64) - (36.29)
MIST American Funds Growth    2011  4,523,749       8.47 - 8.69  38,863,691          0.39 1.30 - 2.00   (6.49) - (5.83)
  Sub-Account                 2010  4,189,234       9.07 - 9.23  38,298,391          0.21 1.30 - 1.95    16.05 - 16.79
  (Commenced 4/28/2008)       2009  2,269,453       7.82 - 7.90  17,832,066            -- 1.30 - 1.95    36.20 - 37.09
                              2008    856,326       5.74 - 5.76   4,924,788          7.85 1.30 - 1.95 (42.62) - (42.36)
MIST American Funds           2011  2,377,498       7.42 - 7.61  17,883,657          1.36 1.30 - 2.00 (15.97) - (15.38)
  International Sub-Account   2010  1,972,696       8.84 - 9.00  17,590,027          0.76 1.30 - 1.95      4.83 - 5.51
  (Commenced 4/28/2008)       2009  1,197,511       8.43 - 8.53  10,150,631            -- 1.30 - 1.95    39.80 - 40.72
                              2008    528,117       6.03 - 6.06   3,192,270         12.15 1.30 - 1.95 (39.68) - (39.41)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                               AS OF DECEMBER 31                         FOR THE YEAR ENDED DECEMBER 31
                                    ---------------------------------------- ---------------------------------------------
                                                                                            EXPENSE(2)         TOTAL(3)
                                                      UNIT VALUE             INVESTMENT(1)       RATIO           RETURN
                                                       LOWEST TO         NET        INCOME   LOWEST TO        LOWEST TO
                                         UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                    ---------- ----------------- ----------- ------------- ----------- -------------------
MIST American Funds Moderate   2011 10,953,176      9.81 - 10.16 108,879,963          1.53 1.00 - 1.95   (1.74) - (0.81)
  Allocation Sub-Account       2010  9,495,753      9.99 - 10.25  95,684,335          1.38 1.00 - 1.95      7.79 - 8.82
  (Commenced 4/28/2008)        2009  5,591,093       9.27 - 9.42  52,072,400            -- 1.00 - 1.95    21.01 - 21.99
                               2008  1,593,813       7.66 - 7.69  12,226,948          8.11 1.30 - 1.95 (23.43) - (23.09)
MIST AQR Global Risk           2011  8,143,593     10.56 - 10.62  86,313,466          3.25 1.15 - 2.00      2.11 - 2.69
  Balanced Sub-Account
  (Commenced 5/2/2011)
MIST BlackRock Global Tactical 2011 13,813,399       9.53 - 9.58 132,070,456          1.50 1.15 - 2.00   (4.70) - (4.15)
  Strategies Sub-Account
  (Commenced 5/2/2011)
MIST BlackRock High Yield      2011    887,783     19.26 - 23.15  18,040,916          6.18 0.75 - 1.95      0.37 - 1.58
  Sub-Account                  2010    683,030     19.19 - 22.79  13,713,600          5.96 0.75 - 1.95    13.54 - 14.91
                               2009    453,735     16.90 - 18.43   7,998,274          3.94 1.30 - 1.95    43.82 - 44.75
                               2008    122,673     11.75 - 12.73   1,506,242          5.73 1.30 - 1.95 (25.63) - (24.95)
                               2007     58,278     16.41 - 16.78     966,595          2.58 1.70 - 1.90      0.75 - 0.96
MIST BlackRock Large Cap       2011    145,676      8.90 - 10.15   1,336,178          0.93 0.75 - 1.90   (1.68) - (0.58)
  Core Sub-Account             2010    124,511      9.05 - 10.21   1,152,486          1.19 0.75 - 1.90    10.47 - 11.53
                               2009     93,011       8.20 - 8.94     778,555          1.23 0.95 - 1.90    16.95 - 23.33
                               2008     63,708       7.01 - 7.20     454,220          0.50 1.65 - 1.90 (38.49) - (38.33)
                               2007     36,871     11.39 - 11.67     425,769          0.89 1.65 - 1.90   (2.86) - (2.72)
MIST Clarion Global Real       2011  1,301,495     12.73 - 23.72  16,952,391          3.80 0.75 - 1.95   (7.40) - (6.29)
  Estate Sub-Account           2010  1,179,259     13.75 - 25.39  16,534,156          8.12 0.75 - 1.95    13.86 - 15.23
                               2009  1,131,782     12.07 - 22.14  13,901,360          3.22 0.75 - 1.95    32.13 - 33.73
                               2008  1,013,561      9.14 - 16.62   9,394,523          1.65 1.30 - 1.95 (42.80) - (42.37)
                               2007    861,112     15.98 - 28.84  13,923,483          0.88 1.30 - 1.95 (16.66) - (15.99)
MIST Dreman Small Cap Value    2011    286,347     12.76 - 13.57   3,694,792          1.69 0.75 - 1.90 (11.81) - (11.03)
  Sub-Account                  2010    284,366     14.47 - 15.25   4,152,343          0.86 0.75 - 1.90    17.29 - 18.35
                               2009    319,511     12.33 - 12.89   3,969,634          0.92 0.75 - 1.90    26.66 - 27.81
                               2008    303,425      9.74 - 10.08   2,969,988          0.73 0.75 - 1.90 (26.63) - (25.19)
                               2007    245,528     13.27 - 13.40   3,272,627            -- 1.55 - 1.90   (2.85) - (2.50)
MIST Goldman Sachs Mid Cap     2011  1,252,452     13.75 - 14.45  17,638,946          0.47 1.30 - 1.95   (8.10) - (7.50)
  Value Sub-Account            2010  1,066,656     14.96 - 15.63  16,274,724          0.97 1.30 - 1.95    21.83 - 22.63
                               2009  1,092,327     12.28 - 12.74  13,629,048          1.24 1.30 - 1.95    29.75 - 30.59
                               2008  1,193,942       9.47 - 9.76  11,451,424          0.77 1.30 - 1.95 (37.31) - (36.90)
                               2007  1,310,760     15.10 - 15.47  19,992,162          0.47 1.30 - 1.95      1.09 - 1.76
MIST Harris Oakmark            2011  2,793,398     15.08 - 17.02  45,903,086            -- 1.30 - 1.95 (15.91) - (15.36)
  International Sub-Account    2010  2,431,947     17.87 - 20.10  47,386,518          1.91 1.30 - 1.95    14.17 - 14.91
                               2009  2,208,108     15.61 - 17.50  37,601,098          7.86 1.30 - 1.95    43.86 - 53.06
                               2008  2,198,029     10.92 - 11.43  24,562,840          1.65 1.30 - 1.95 (42.03) - (41.65)
                               2007  2,251,675     18.84 - 19.59  43,281,131          0.78 1.30 - 1.95   (3.04) - (2.40)
MIST Invesco Small Cap         2011  1,263,477     14.66 - 15.83  19,171,743            -- 1.20 - 1.95   (2.98) - (2.25)
  Growth Sub-Account           2010  1,207,424     15.12 - 16.20  18,816,649            -- 1.20 - 1.95    23.75 - 24.67
                               2009  1,169,497     12.22 - 12.99  14,686,241            -- 1.20 - 1.95    31.23 - 32.23
                               2008  1,042,611       9.31 - 9.74   9,943,798            -- 1.30 - 1.95 (39.92) - (39.52)
                               2007    956,779     15.49 - 16.11  15,138,596            -- 1.30 - 1.95      8.91 - 9.63

116

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FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                            AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                  -------------------------------------- ---------------------------------------------
                                                                                        EXPENSE(2)         TOTAL(3)
                                                   UNIT VALUE            INVESTMENT(1)       RATIO           RETURN
                                                    LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                      UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                  --------- ----------------- ---------- ------------- ----------- -------------------
MIST Janus Forty Sub-Account 2011    59,926   107.94 - 146.05  7,299,484          1.73 1.30 - 1.95   (9.33) - (8.74)
                             2010    51,705   118.70 - 160.04  6,735,751          1.55 1.30 - 1.90      3.52 - 8.00
                             2009    33,785   110.29 - 121.06  3,870,933            -- 1.55 - 1.90    40.52 - 41.01
                             2008    28,273     78.49 - 85.85  2,309,828          4.45 1.55 - 1.90 (42.95) - (42.75)
                             2007    10,267   137.59 - 149.97  1,470,259          0.07 1.55 - 1.90    28.00 - 28.45
MIST Lazard Mid Cap          2011   911,894     13.77 - 15.56 12,938,747          0.72 0.75 - 1.95   (7.10) - (5.98)
  Sub-Account                2010   889,934     14.82 - 16.55 13,534,881          0.88 0.75 - 1.95    20.48 - 21.94
                             2009   900,708     12.30 - 13.58 11,320,035          1.15 0.75 - 1.95    34.13 - 35.74
                             2008   809,619      9.17 - 10.00  7,568,836          0.92 0.75 - 1.95 (39.50) - (38.76)
                             2007   684,831     15.15 - 16.33 10,567,455          0.30 0.75 - 1.95  (15.02) - (3.97)
MIST Legg Mason ClearBridge  2011 2,990,808      6.45 - 10.78 22,350,038            -- 0.75 - 1.95    (9.33) - 2.12
  Aggressive Growth          2010 1,609,764      7.16 - 10.56 11,951,497            -- 1.30 - 1.95    21.40 - 22.32
  Sub-Account                2009 1,592,359       5.90 - 8.63  9,705,295            -- 1.30 - 1.95    30.41 - 31.60
                             2008 1,634,211       4.53 - 6.56  7,613,664            -- 1.30 - 1.95 (40.23) - (39.80)
                             2007 1,602,616      7.57 - 10.90 12,451,979            -- 1.30 - 1.95      0.28 - 1.17
MIST Loomis Sayles Global    2011 1,418,112     12.28 - 12.74 17,703,592          2.34 1.30 - 1.95   (3.38) - (2.75)
  Markets Sub-Account        2010 1,189,310     12.71 - 13.10 15,314,944          3.19 1.30 - 1.95    19.66 - 20.43
                             2009 1,074,515     10.62 - 10.88 11,527,695          2.03 1.30 - 1.95    38.09 - 39.00
                             2008   951,326       7.69 - 7.83  7,371,133          4.77 1.30 - 1.95 (40.44) - (40.05)
                             2007   699,151     12.92 - 13.06  9,069,241            -- 1.30 - 1.95    25.37 - 26.19
MIST Lord Abbett Bond        2011 1,223,138     22.68 - 26.46 28,878,914          5.94 0.75 - 2.00    (0.17) - 3.68
  Debenture Sub-Account      2010 1,296,840     22.23 - 25.52 29,798,917          6.42 0.75 - 1.95    10.79 - 12.12
                             2009 1,343,714     20.06 - 22.76 27,780,072          7.02 0.75 - 1.95    34.13 - 35.75
                             2008 1,268,542     14.96 - 16.77 19,475,363          4.29 0.75 - 1.95 (20.18) - (19.21)
                             2007 1,381,928     18.74 - 20.75 26,501,097          5.06 0.75 - 1.95      4.48 - 5.75
MIST Lord Abbett Mid Cap     2011   665,042     22.33 - 26.72 15,863,842          0.52 0.75 - 2.00   (5.60) - (4.41)
  Value Sub-Account          2010   604,334     23.81 - 27.96 15,151,640          0.57 0.75 - 1.95    23.11 - 24.59
                             2009   510,722     19.34 - 22.44 10,348,382          1.87 0.75 - 1.95    24.09 - 25.59
                             2008   342,667     15.59 - 17.87  5,552,501          0.53 0.75 - 1.95 (39.96) - (39.23)
                             2007   257,255     26.10 - 29.40  6,954,577          0.64 0.75 - 1.90   (1.30) - (0.16)
MIST Met/Eaton Vance         2011   320,769     10.19 - 10.30  3,288,088          1.73 1.30 - 1.95      0.04 - 0.69
  Floating Rate Sub-Account  2010    94,043     10.19 - 10.23    959,820            -- 1.30 - 1.95      1.91 - 2.31
  (Commenced 5/3/2010)
MIST Met/Franklin Low        2011   675,591       9.73 - 9.81  6,592,681            -- 0.75 - 1.95   (2.68) - (1.90)
  Duration Total Return
  Sub-Account
  (Commenced 5/2/2011)
MIST Met/Franklin Mutual     2011 1,581,607       8.54 - 8.94 13,780,080          2.68 0.75 - 2.00   (2.51) - (1.28)
  Shares Sub-Account         2010 1,266,010       8.77 - 9.06 11,250,805            -- 0.75 - 1.95     8.88 - 10.18
  (Commenced 4/28/2008)      2009   713,224       8.05 - 8.22  5,792,038            -- 0.75 - 1.95    22.48 - 23.95
                             2008   121,515       6.58 - 6.63    801,068          4.98 0.75 - 1.95 (34.25) - (33.70)
MIST Met/Franklin Templeton  2011 4,065,830       9.17 - 9.60 37,984,248          1.64 0.75 - 2.00   (3.71) - (2.49)
  Founding Strategy          2010 3,720,360       9.53 - 9.85 35,877,430            -- 0.75 - 1.95      7.91 - 9.22
  Sub-Account                2009 2,790,089       8.83 - 9.02 24,813,206            -- 0.75 - 1.95    26.07 - 27.60
  (Commenced 4/28/2008)      2008 1,095,124       7.01 - 7.07  7,691,593          4.20 0.75 - 1.95 (29.93) - (29.35)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                           AS OF DECEMBER 31                         FOR THE YEAR ENDED DECEMBER 31
                                ---------------------------------------- ---------------------------------------------
                                                                                        EXPENSE(2)         TOTAL(3)
                                                  UNIT VALUE             INVESTMENT(1)       RATIO           RETURN
                                                   LOWEST TO         NET        INCOME   LOWEST TO        LOWEST TO
                                     UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                ---------- ----------------- ----------- ------------- ----------- -------------------
MIST Met/Templeton Growth  2011    285,820      8.22 - 13.08   3,000,155          0.81 0.75 - 1.90   (8.65) - (7.59)
  Sub-Account              2010    125,220      9.10 - 14.25   1,569,826          0.19 0.75 - 1.85      4.76 - 6.85
  (Commenced 4/28/2008)    2009     14,362       8.66 - 8.69     124,704          0.02 0.75 - 0.95    31.37 - 31.63
                           2008      2,313       6.59 - 6.60      15,252          1.01 0.75 - 0.95 (34.10) - (34.01)
MIST Met/Templeton         2011    408,693     11.83 - 12.20   4,874,190          7.16 0.75 - 1.90   (2.20) - (1.07)
  International Bond       2010    285,820     12.10 - 12.33   3,474,197          0.86 0.75 - 1.90     4.23 - 12.08
  Sub-Account              2009     30,597     10.86 - 10.90     332,971            -- 1.30 - 1.90      8.61 - 9.04
  (Commenced 5/4/2009)
MIST MetLife Aggressive    2011  7,606,508     10.37 - 11.30  80,532,622          1.06 0.75 - 1.95   (7.59) - (6.47)
  Strategy Sub-Account     2010  6,701,246     11.22 - 12.08  76,527,731          1.18 0.75 - 1.95    14.25 - 15.63
                           2009  6,042,724      9.82 - 10.15  60,222,405            -- 1.30 - 1.95    30.09 - 30.94
                           2008  5,804,501       7.55 - 7.75  44,335,779          3.68 1.30 - 1.95 (41.96) - (41.58)
                           2007  5,687,800     13.00 - 13.27  74,631,869          1.20 1.30 - 1.95      0.89 - 1.55
MIST MetLife Balanced Plus 2011 14,646,924       9.35 - 9.40 137,361,488          0.29 1.15 - 2.00   (6.54) - (6.01)
  Sub-Account
  (Commenced 5/2/2011)
MIST MetLife Balanced      2011 43,671,537     11.08 - 12.12 498,504,417          1.57 0.75 - 2.00   (5.54) - (2.44)
  Strategy Sub-Account     2010 39,926,731     11.53 - 12.42 470,355,135          2.01 0.75 - 1.95    11.40 - 12.74
                           2009 31,446,847     10.35 - 11.02 330,982,677            -- 0.75 - 1.95    25.86 - 27.39
                           2008 26,886,863       8.23 - 8.65 223,880,205          4.81 0.75 - 1.95 (33.26) - (32.45)
                           2007 25,484,457     12.32 - 12.58 316,936,441          1.63 1.30 - 1.95      2.85 - 3.52
MIST MetLife Defensive     2011 15,428,507     11.66 - 12.71 184,041,521          2.21 0.75 - 1.95    (0.18) - 1.02
  Strategy Sub-Account     2010 13,403,026     11.68 - 12.58 159,691,427          3.15 0.75 - 1.95     8.76 - 10.07
                           2009 11,376,437     10.74 - 11.43 124,069,529          2.89 0.75 - 1.95    20.53 - 22.00
                           2008  7,796,898       8.91 - 9.33  70,218,620          1.30 0.85 - 1.95 (22.19) - (21.32)
                           2007  4,639,907     11.45 - 11.86  53,548,580          2.03 0.85 - 1.95      3.86 - 5.02
MIST MetLife Growth        2011 32,058,417     10.77 - 11.73 352,318,389          1.53 0.75 - 1.95   (5.73) - (4.59)
  Strategy Sub-Account     2010 33,700,218     11.42 - 12.30 391,701,933          1.70 0.75 - 1.95    13.27 - 14.62
                           2009 34,986,731     10.08 - 10.73 358,063,533            -- 0.75 - 1.95    27.58 - 29.13
                           2008 32,877,486       7.90 - 8.31 262,939,644          3.57 0.75 - 1.95 (39.07) - (38.33)
                           2007 30,046,540     12.97 - 13.24 393,211,798          1.15 1.30 - 1.95      2.67 - 3.34
MIST MetLife Moderate      2011 23,395,250     11.51 - 12.54 275,958,841          1.79 0.75 - 1.95   (2.04) - (0.86)
  Strategy Sub-Account     2010 21,317,528     11.75 - 12.65 255,437,949          2.43 0.75 - 1.95    10.23 - 11.55
                           2009 16,067,670     10.66 - 11.34 174,021,399          3.24 0.75 - 1.95    23.66 - 25.14
                           2008 13,256,018       8.62 - 9.06 115,658,116          1.71 0.75 - 1.95 (27.85) - (26.97)
                           2007 11,270,605     11.94 - 12.19 135,865,886          1.95 1.30 - 1.95      4.15 - 4.83
MIST MFS Emerging Markets  2011  3,451,214      9.74 - 18.78  34,418,643          1.40 0.75 - 2.00 (20.32) - (19.31)
  Equity Sub-Account       2010  2,973,091     12.25 - 23.35  37,055,385          1.02 0.75 - 1.95    21.27 - 22.72
                           2009  2,332,923     10.11 - 19.10  23,907,903          1.65 0.75 - 1.95    65.68 - 67.70
                           2008  1,936,402      6.10 - 11.45  11,946,033          0.91 1.10 - 1.95 (56.39) - (53.96)
                           2007    647,619     13.99 - 14.14   9,100,647          0.05 1.30 - 1.95    33.97 - 34.85

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                             AS OF DECEMBER 31                         FOR THE YEAR ENDED DECEMBER 31
                                  ---------------------------------------- ---------------------------------------------
                                                                                          EXPENSE(2)         TOTAL(3)
                                                    UNIT VALUE             INVESTMENT(1)       RATIO           RETURN
                                                     LOWEST TO         NET        INCOME   LOWEST TO        LOWEST TO
                                       UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                  ---------- ----------------- ----------- ------------- ----------- -------------------
MIST MFS Research            2011  2,524,699     12.04 - 18.28  31,536,568          1.87 0.75 - 1.95 (12.44) - (11.38)
  International Sub-Account  2010  2,550,733     13.76 - 20.69  36,236,011          1.70 0.75 - 1.95     9.25 - 10.57
                             2009  2,589,893     12.59 - 18.78  33,540,235          3.13 0.75 - 1.95    29.04 - 30.58
                             2008  2,552,914      9.76 - 14.43  25,570,277          1.86 1.20 - 1.95 (43.48) - (43.04)
                             2007  2,054,929     17.26 - 25.34  36,338,022          1.18 1.30 - 1.95    11.09 - 56.03
MIST Morgan Stanley Mid Cap  2011    400,721     12.00 - 13.68   5,066,386          0.56 0.75 - 1.95   (8.72) - (7.61)
  Growth Sub-Account         2010    319,793     13.15 - 14.81   4,387,565          0.02 0.75 - 1.95    29.54 - 31.10
                             2009    312,816     10.15 - 11.29   3,277,371            -- 0.75 - 1.95    54.23 - 56.09
                             2008    266,325       6.61 - 7.23   1,791,803          1.32 0.75 - 1.90 (47.76) - (47.15)
                             2007    167,765     12.65 - 13.69   2,154,190            -- 0.75 - 1.90    21.15 - 22.55
MIST Oppenheimer Capital     2011  1,813,852      7.71 - 10.19  14,581,875          0.11 0.75 - 1.95   (3.29) - (2.11)
  Appreciation Sub-Account   2010  1,985,963      7.97 - 10.44  16,437,524          0.44 0.75 - 1.95      7.29 - 8.57
                             2009  2,125,760       7.43 - 9.65  16,330,725            -- 0.75 - 1.95    40.93 - 42.64
                             2008  2,244,732       5.27 - 6.80  12,188,544          3.52 0.75 - 1.95 (46.99) - (46.34)
                             2007  2,418,972      9.95 - 12.72  24,671,347            -- 0.75 - 1.95    12.07 - 13.43
MIST PIMCO Inflation         2011  6,796,818     14.33 - 15.97 100,442,928          1.63 0.75 - 2.00     8.95 - 10.31
  Protected Bond Sub-Account 2010  6,064,219     13.21 - 14.48  81,928,010          2.28 0.75 - 1.95      5.68 - 6.96
                             2009  5,030,576     12.50 - 13.54  64,059,527          3.30 0.75 - 1.95     9.71 - 16.53
                             2008  3,147,910     10.79 - 11.20  34,541,263          3.41 1.30 - 1.95   (8.86) - (8.26)
                             2007  2,418,379     11.82 - 12.19  28,956,045          2.09 1.30 - 1.95      8.65 - 9.36
MIST PIMCO Total Return      2011 11,646,547     15.66 - 17.89 189,897,913          2.65 0.75 - 2.00      1.13 - 2.40
  Sub-Account                2010 10,454,551     15.53 - 17.47 167,621,978          3.34 0.75 - 1.95      6.08 - 7.36
                             2009  7,455,353     14.64 - 16.27 112,145,924          6.46 0.75 - 1.95    15.75 - 17.15
                             2008  4,431,085     12.65 - 13.89  57,333,805          3.44 0.75 - 1.95   (1.53) - (0.34)
                             2007  3,364,195     12.85 - 13.94  44,128,005          3.02 0.75 - 1.95      5.48 - 6.76
MIST Pioneer Fund            2011    494,645     16.11 - 19.99   8,822,057          1.12 0.75 - 1.90   (6.66) - (5.26)
  Sub-Account                2010    359,148     17.26 - 21.10   6,802,879          0.75 0.75 - 1.90    13.75 - 15.35
                             2009    197,630     15.17 - 18.29   3,241,581          1.31 0.75 - 1.90    21.55 - 27.31
                             2008     66,469     12.53 - 14.44     883,215          1.02 0.95 - 1.90 (34.11) - (33.47)
                             2007     36,823     19.02 - 20.11     719,501          0.65 1.50 - 1.90      3.02 - 3.43
MIST Pioneer Strategic       2011  1,593,453     12.43 - 28.98  37,575,883          4.60 0.75 - 1.95      1.46 - 2.86
  Income Sub-Account         2010  1,367,570     12.25 - 28.18  29,389,676          4.48 0.75 - 1.95     9.88 - 11.34
                             2009    674,653     11.15 - 25.31  15,342,606          4.92 0.75 - 1.95    23.24 - 32.09
                             2008    508,820     16.66 - 19.16   8,801,765          6.40 0.75 - 1.85 (12.38) - (11.41)
                             2007    390,847     19.01 - 20.22   7,612,927          0.60 1.25 - 1.85      3.29 - 5.05
MIST Pyramis Government      2011  2,488,756     10.71 - 10.77  26,749,627          0.90 1.15 - 2.00      7.12 - 7.74
  Income Sub-Account
  (Commenced 5/2/2011)
MIST Rainier Large Cap       2011    429,000       7.34 - 7.54   3,190,045          0.40 1.30 - 1.95   (5.69) - (5.08)
  Equity Sub-Account         2010    388,630       7.79 - 7.95   3,053,345          0.42 1.30 - 1.95    13.15 - 13.90
  (Commenced 11/12/2007)     2009    502,429       6.88 - 6.98   3,476,821          0.75 1.30 - 1.95    20.87 - 21.65
                             2008    415,413       5.69 - 5.74   2,371,997            -- 1.30 - 1.95 (42.93) - (42.56)
                             2007     42,176       9.98 - 9.99     420,829          0.08 1.30 - 1.80   (0.23) - (0.14)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                           AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                 -------------------------------------- ---------------------------------------------
                                                                                       EXPENSE(2)         TOTAL(3)
                                                  UNIT VALUE            INVESTMENT(1)       RATIO           RETURN
                                                   LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                     UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                 --------- ----------------- ---------- ------------- ----------- -------------------
MIST RCM Technology         2011 1,747,761       5.80 - 6.20 10,471,050            -- 1.30 - 1.95 (11.63) - (11.06)
  Sub-Account               2010 1,538,256       6.56 - 6.97 10,403,372            -- 1.30 - 1.95    25.23 - 26.04
                            2009 1,278,443       5.24 - 5.53  6,887,517            -- 1.30 - 1.95    55.91 - 56.92
                            2008 1,035,681       3.36 - 3.53  3,567,317         12.95 1.30 - 1.95 (45.53) - (45.17)
                            2007   888,157       6.17 - 6.43  5,605,992            -- 1.30 - 1.95    28.97 - 29.82
MIST SSgA Growth and Income 2011 7,252,539     11.25 - 12.13 83,645,443          1.73 0.75 - 1.95    (0.89) - 0.31
  ETF Sub-Account           2010 5,120,998     11.35 - 12.09 59,373,184          1.09 0.75 - 1.95    10.08 - 11.40
                            2009 1,974,559     10.31 - 10.85 20,705,361          0.95 0.75 - 1.95    22.47 - 24.32
                            2008   142,282       8.46 - 8.60  1,215,646          1.84 1.30 - 1.80   (26.18) - 1.95
                            2007   141,525     11.57 - 11.63  1,637,978            -- 1.30 - 1.50      3.82 - 4.03
MIST SSgA Growth ETF        2011 2,753,892     10.50 - 11.32 29,719,236          1.48 0.75 - 1.95   (4.01) - (2.86)
  Sub-Account               2010 2,069,545     10.94 - 11.65 23,162,033          1.50 0.75 - 1.95    11.95 - 13.30
                            2009 1,558,817      9.77 - 10.28 15,521,593          0.76 0.75 - 1.95    26.60 - 28.99
                            2008   186,691       7.76 - 7.88  1,463,201          1.52 1.30 - 1.80   (33.97) - 0.94
                            2007   165,782     11.86 - 11.92  1,967,634            -- 1.30 - 1.50      4.04 - 4.25
MIST T. Rowe Price Large    2011   890,340     43.76 - 51.97 40,385,092          0.63 0.75 - 1.95   (5.86) - (4.72)
  Cap Value Sub-Account     2010   895,811     46.48 - 54.55 42,995,646          1.01 0.75 - 1.95    14.76 - 16.14
                            2009   866,452     40.50 - 46.96 36,094,176          2.16 0.75 - 1.95    16.11 - 17.51
                            2008   832,331     34.88 - 39.97 29,752,070          1.51 0.75 - 1.95 (37.57) - (36.81)
                            2007   848,840     55.87 - 63.24 48,452,860          0.85 0.75 - 1.95      1.71 - 2.94
MIST T. Rowe Price Mid Cap  2011 3,143,062      9.55 - 10.46 31,209,616            -- 1.30 - 2.00   (8.07) - (2.76)
  Growth Sub-Account        2010 3,007,799      9.94 - 10.76 30,856,539            -- 1.30 - 1.95    25.23 - 26.28
                            2009 2,676,582       7.94 - 8.52 21,852,138            -- 1.30 - 1.95    42.66 - 43.83
                            2008 2,312,092       5.56 - 5.92 13,198,468            -- 1.30 - 1.95 (40.92) - (40.47)
                            2007 2,014,479       9.41 - 9.95 19,400,219            -- 1.30 - 1.95    15.35 - 16.21
MIST Third Avenue Small Cap 2011 1,787,164     15.03 - 20.47 27,812,698          1.06 1.30 - 2.00  (10.74) - (9.96)
  Value Sub-Account         2010 1,827,679     16.92 - 22.73 31,768,099          1.17 1.30 - 1.95    17.58 - 18.48
                            2009 1,786,888     14.39 - 19.19 26,330,272          1.15 1.30 - 1.95    24.02 - 25.06
                            2008 1,678,516     11.61 - 15.34 19,889,952          0.74 1.30 - 1.95 (31.18) - (30.67)
                            2007 1,719,602     16.86 - 22.13 29,469,933          0.96 1.30 - 1.95   (4.90) - 20.44
MIST Turner Mid Cap Growth  2011   645,708     12.68 - 13.33  8,382,556            -- 1.30 - 1.95   (9.25) - (8.65)
  Sub-Account               2010   626,129     13.98 - 14.60  8,924,708            -- 1.30 - 1.95    24.72 - 25.51
                            2009   617,332     11.21 - 11.63  7,034,112            -- 1.30 - 1.95    44.33 - 45.27
                            2008   578,624       7.77 - 8.01  4,553,801            -- 1.30 - 1.95 (49.30) - (48.97)
                            2007   538,638     15.32 - 15.69  8,336,664            -- 1.30 - 1.95    21.74 - 22.54
MIST Van Kampen Comstock    2011 1,903,918      9.64 - 10.45 18,803,502          1.11 0.75 - 1.95   (3.38) - (2.22)
  Sub-Account               2010 1,797,581      9.98 - 10.68 18,284,403          1.49 0.75 - 1.95    12.63 - 14.00
                            2009 1,794,388       8.86 - 9.37 16,123,540          2.08 0.75 - 1.95    24.14 - 30.85
                            2008 1,345,513       7.14 - 7.46  9,693,668          1.69 0.75 - 1.95 (37.15) - (36.39)
                            2007 1,056,695     11.36 - 11.73 12,086,984          1.19 0.75 - 1.95   (4.39) - (3.22)
MSF Artio International     2011    23,770     10.46 - 11.62    263,125          1.58 1.40 - 1.65 (21.44) - (21.24)
  Stock Sub-Account         2010    23,843     13.30 - 14.75    336,137          1.36 1.40 - 1.65      5.11 - 5.38
                            2009    23,948     12.63 - 14.00    320,400          0.38 1.40 - 1.65    19.89 - 20.19
                            2008    25,650     10.52 - 11.65    286,613          2.96 1.40 - 1.65 (45.16) - (45.02)
                            2007    30,502     19.15 - 21.18    624,430          0.86 1.40 - 1.65      8.26 - 8.53

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                              AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                    -------------------------------------- ---------------------------------------------
                                                                                          EXPENSE(2)         TOTAL(3)
                                                     UNIT VALUE            INVESTMENT(1)       RATIO           RETURN
                                                      LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                        UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                    --------- ----------------- ---------- ------------- ----------- -------------------
MSF Barclays Capital Aggregate 2011   576,848     15.28 - 16.65  9,177,104          2.83 1.30 - 1.95      5.09 - 5.77
  Bond Index Sub-Account       2010   373,923     14.54 - 15.74  5,642,134          2.86 1.30 - 1.95      3.61 - 4.29
  (Commenced 5/4/2009)         2009   163,044     14.04 - 15.09  2,350,407            -- 1.30 - 1.95      2.41 - 2.86
MSF BlackRock Bond Income      2011   163,488     49.45 - 66.65  8,702,101          3.84 0.75 - 1.90      4.41 - 5.51
  Sub-Account                  2010   164,695     47.36 - 63.17  8,385,972          3.68 0.75 - 1.90      6.15 - 7.26
                               2009   149,987     44.62 - 58.89  7,064,751          6.35 0.75 - 1.90      7.24 - 8.37
                               2008   117,368     41.61 - 54.34  5,077,642          4.74 0.75 - 1.90   (5.39) - (4.39)
                               2007    93,145     43.98 - 56.83  4,221,029          2.07 0.75 - 1.90      4.12 - 5.23
MSF BlackRock Legacy Large     2011   101,568      1.20 - 33.02    937,942          0.19 0.75 - 1.90  (10.68) - (9.63)
  Cap Growth Sub-Account       2010    99,815      1.34 - 36.53  1,035,852          0.23 0.75 - 1.90    17.49 - 18.93
  (Commenced 5/4/2009)         2009    83,891      1.14 - 28.69    738,462            -- 1.20 - 1.90    29.11 - 29.70
MSF BlackRock Money Market     2011 8,260,359      9.84 - 24.63 89,338,743            -- 0.75 - 1.95   (1.93) - (0.74)
  Sub-Account                  2010 7,275,363     10.03 - 24.92 80,300,253            -- 0.75 - 1.95   (1.93) - (0.64)
                               2009 6,557,813     10.23 - 25.21 69,056,639          0.23 0.75 - 1.95   (1.68) - (0.49)
                               2008 5,413,169     10.40 - 11.42 57,731,501          2.46 0.75 - 1.95      0.61 - 1.83
                               2007 2,524,096     10.34 - 10.78 26,671,133          4.74 1.30 - 1.95      2.78 - 3.61
MSF Davis Venture Value        2011 5,061,770     11.42 - 35.39 61,988,552          1.00 0.75 - 2.00  (11.71) - (4.89)
  Sub-Account                  2010 5,003,488     12.20 - 37.21 64,517,290          0.88 0.75 - 1.95     9.66 - 10.98
                               2009 4,731,303     11.12 - 33.53 55,229,784          1.38 0.75 - 1.95    29.28 - 30.84
                               2008 4,388,150      8.60 - 25.63 39,410,894          1.15 0.75 - 1.95 (40.63) - (39.91)
                               2007 4,056,492     14.49 - 42.65 60,113,279          0.57 0.75 - 1.95      2.40 - 3.65
MSF FI Value Leaders           2011    24,558     15.58 - 16.57    391,130          1.03 1.50 - 1.90   (8.01) - (7.64)
  Sub-Account                  2010    28,620     16.94 - 17.94    495,188          1.44 1.50 - 1.90    12.29 - 12.75
                               2009    28,142     15.08 - 15.91    433,706          2.72 1.50 - 1.90    19.43 - 19.90
                               2008    25,904     12.63 - 13.27    333,263          1.65 1.50 - 1.90 (40.16) - (39.92)
                               2007    14,443     21.11 - 22.08    312,933          0.75 1.50 - 1.90      2.12 - 2.53
MSF Jennison Growth            2011 2,364,504     11.54 - 12.28 28,152,357          0.06 1.30 - 1.95   (1.71) - (1.07)
  Sub-Account                  2010 2,297,452     11.74 - 12.41 27,730,426          0.38 1.30 - 1.95      9.17 - 9.87
                               2009 2,173,362     10.76 - 11.29 23,943,894            -- 1.30 - 1.95    36.87 - 37.77
                               2008 1,875,682       7.86 - 8.20 15,052,257          2.12 1.30 - 1.95 (37.78) - (37.37)
                               2007 1,605,864     12.63 - 13.09 20,659,520          0.18 1.30 - 1.95      9.23 - 9.94
MSF Loomis Sayles Small Cap    2011    19,871     32.37 - 33.53    655,333            -- 1.70 - 1.90   (1.55) - (1.35)
  Core Sub-Account             2010    12,163     32.88 - 33.99    406,150            -- 1.70 - 1.90    24.82 - 25.07
  (Commenced 11/10/2008 and    2009     3,472     26.34 - 27.18     93,189            -- 1.70 - 1.90    27.49 - 27.74
  began transactions in 2009)
MSF Loomis Sayles Small Cap    2011    37,629     10.74 - 11.63    416,380            -- 0.75 - 1.50      1.23 - 1.98
  Growth Sub-Account           2010    36,721     10.61 - 11.41    398,183            -- 0.75 - 1.50    29.39 - 30.36
                               2009    34,404       8.20 - 8.75    287,297            -- 0.75 - 1.50    27.75 - 28.71
                               2008    25,103       6.42 - 6.80    161,820            -- 0.75 - 1.50 (42.19) - (41.75)
                               2007    23,791     11.10 - 11.25    264,777            -- 1.30 - 1.50      2.75 - 2.96
MSF Met/Artisan Mid Cap        2011   996,981     13.74 - 14.69 14,168,378          0.77 1.30 - 1.95      4.44 - 5.11
  Value Sub-Account            2010 1,036,170     13.15 - 13.98 14,057,129          0.58 1.30 - 1.95    12.54 - 13.28
                               2009 1,071,935     11.69 - 12.34 12,881,687          0.84 1.30 - 1.95    38.48 - 39.37
                               2008 1,096,469       8.44 - 8.85  9,489,131          0.04 1.30 - 1.95 (47.18) - (46.83)
                               2007 1,073,234     15.98 - 16.65 17,528,467          0.33 1.30 - 1.95   (8.88) - (8.28)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                             AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                   -------------------------------------- ---------------------------------------------
                                                                                         EXPENSE(2)         TOTAL(3)
                                                    UNIT VALUE            INVESTMENT(1)       RATIO           RETURN
                                                     LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                       UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                   --------- ----------------- ---------- ------------- ----------- -------------------
MSF Met/Dimensional           2011   207,878     13.99 - 14.54  2,942,339          1.85 0.75 - 1.95 (17.86) - (16.88)
  International Small Company 2010   126,878     17.04 - 17.49  2,176,484          1.24 0.75 - 1.95    20.22 - 21.68
  Sub-Account                 2009    68,838     14.12 - 14.28    980,285            -- 1.30 - 2.30    39.48 - 40.87
  (Commenced 11/10/2008)      2008     5,465     10.13 - 10.14     55,367            -- 1.30 - 1.75      0.65 - 0.71
MSF MetLife Conservative      2011   187,588     12.10 - 12.35  2,300,841          2.37 1.55 - 1.85      1.36 - 1.66
  Allocation Sub-Account      2010   188,539     11.94 - 12.15  2,278,507          3.89 1.55 - 1.85      8.04 - 8.36
                              2009   180,547     11.05 - 11.16  2,012,937          3.19 1.65 - 1.85    18.32 - 18.56
                              2008   133,983       9.34 - 9.41  1,259,967          0.96 1.65 - 1.85 (15.96) - (15.79)
                              2007    58,563             11.17    654,380            --        1.65             3.83
MSF MetLife Conservative to   2011   147,155     11.67 - 11.83  1,727,986          2.16 1.65 - 1.85   (0.80) - (0.61)
  Moderate Allocation         2010   189,647     11.76 - 11.90  2,243,545          3.43 1.65 - 1.85      9.48 - 9.71
  Sub-Account                 2009   202,843     10.75 - 10.85  2,189,499          3.24 1.65 - 1.85    21.41 - 21.65
                              2008   193,745       8.85 - 8.92  1,721,627          0.89 1.65 - 1.85 (23.04) - (22.88)
                              2007    86,095     11.50 - 11.56    993,288            -- 1.65 - 1.85      2.88 - 3.09
MSF MetLife Mid Cap Stock     2011   252,800     15.52 - 16.72  4,091,598          0.61 1.30 - 1.95   (4.13) - (3.50)
  Index Sub-Account           2010   172,234     16.19 - 17.33  2,894,856          0.56 1.30 - 1.95    23.49 - 24.29
  (Commenced 5/4/2009)        2009    57,039     13.17 - 13.94    773,244            -- 1.30 - 1.90    28.62 - 29.16
MSF MetLife Moderate          2011 1,538,379     11.18 - 11.40 17,304,889          1.45 1.55 - 1.85   (3.18) - (2.89)
  Allocation Sub-Account      2010 1,507,770     11.54 - 11.74 17,503,699          2.53 1.55 - 1.85    11.10 - 11.44
                              2009 1,468,099     10.39 - 10.54 15,319,594          2.84 1.55 - 1.85    24.22 - 24.58
                              2008 1,102,766       8.36 - 8.46  9,268,041          0.72 1.55 - 1.85 (29.95) - (29.73)
                              2007   769,596     11.94 - 12.04  9,229,588          0.01 1.55 - 1.85      2.42 - 2.73
MSF MetLife Moderate to       2011   632,509     10.43 - 10.65  6,650,006          1.50 1.55 - 1.85   (5.53) - (5.25)
  Aggressive Allocation       2010   822,307     11.05 - 11.24  9,136,189          2.18 1.55 - 1.85    12.60 - 12.94
  Sub-Account                 2009   811,140       9.81 - 9.95  7,998,980          2.74 1.55 - 1.85    26.73 - 27.11
                              2008   722,722       7.74 - 7.83  5,615,130          0.51 1.55 - 1.85 (36.31) - (36.12)
                              2007   421,099     12.15 - 12.25  5,132,758          0.03 1.55 - 1.85      1.94 - 2.24
MSF MetLife Stock Index       2011 2,700,737     11.30 - 24.14 33,222,956          1.47 1.30 - 2.90    (1.15) - 0.32
  Sub-Account                 2010 2,472,007     11.34 - 24.43 30,730,803          1.55 1.30 - 2.90    11.41 - 13.01
                              2009 2,209,022     10.10 - 21.92 24,638,965          2.16 1.30 - 2.90    23.49 - 26.75
                              2008 1,910,760       8.18 - 8.56 16,018,073          1.66 1.30 - 1.95 (38.48) - (38.07)
                              2007 1,498,764     13.29 - 13.82 20,352,656          0.77 1.30 - 1.95      2.94 - 3.61
MSF MFS Total Return          2011   203,240     12.38 - 52.56  8,990,922          2.57 0.75 - 1.90      0.29 - 1.40
  Sub-Account                 2010   211,123     12.34 - 51.83  9,127,851          2.81 0.75 - 1.90      7.80 - 8.98
                              2009   212,740     11.44 - 47.56  8,399,961          3.99 0.75 - 1.90    16.13 - 17.42
                              2008   201,206     10.11 - 40.51  6,737,770          3.43 0.75 - 1.90 (23.78) - (22.93)
                              2007   193,867     13.21 - 52.56  8,493,936          1.76 0.75 - 1.90      2.20 - 3.34
MSF MFS Value Sub-Account     2011   308,939     13.39 - 15.74  4,498,517          1.51 0.75 - 1.95   (1.30) - (0.11)
                              2010   294,312     13.57 - 15.76  4,294,747          1.36 0.75 - 1.95     9.03 - 10.35
                              2009   240,463     12.44 - 14.28  3,179,115            -- 0.75 - 1.95    18.26 - 19.68
                              2008   153,826     10.86 - 11.93  1,701,329          1.75 0.75 - 1.90 (33.80) - (30.01)
                              2007   114,399     16.40 - 17.03  1,909,054            -- 1.50 - 1.90      5.60 - 6.03
MSF Morgan Stanley EAFE       2011   348,616     10.13 - 11.03  3,709,040          2.07 1.30 - 1.95 (14.34) - (13.78)
  Index Sub-Account           2010   235,893     11.82 - 12.79  2,915,694          1.97 1.30 - 1.95      5.69 - 6.38
  (Commenced 5/4/2009)        2009    60,518     11.18 - 12.03    701,682            -- 1.30 - 1.95    34.67 - 35.25

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                              AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                    -------------------------------------- ---------------------------------------------
                                                                                          EXPENSE(2)         TOTAL(3)
                                                     UNIT VALUE            INVESTMENT(1)       RATIO           RETURN
                                                      LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                        UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                    --------- ----------------- ---------- ------------- ----------- -------------------
MSF Neuberger Berman           2011     1,729     16.05 - 17.19     28,628          0.32 1.30 - 1.90    (7.35) - 4.15
  Genesis Sub-Account          2010       962     16.17 - 16.51     15,746          0.33 1.30 - 1.50    19.54 - 19.78
                               2009     1,190     13.52 - 13.78     16,236          0.79 1.30 - 1.50    11.15 - 11.37
                               2008     1,092     12.17 - 12.38     13,394          0.23 1.30 - 1.50 (39.47) - (39.35)
                               2007     1,138     20.10 - 20.41     23,041          0.06 1.30 - 1.50   (5.13) - (4.94)
MSF Neuberger Berman Mid       2011     4,653     21.41 - 22.12    100,865          0.62 1.70 - 1.95   (8.47) - (8.24)
  Cap Value Sub-Account        2010     4,795     23.39 - 24.11    114,193          0.05 1.70 - 1.95    23.62 - 23.93
  (Commenced 11/10/2008 and    2009       206     18.92 - 19.90      3,905            -- 1.50 - 1.95    44.89 - 45.54
  began transactions in 2009)
MSF Oppenheimer Global         2011    49,295     15.90 - 18.58    861,236          1.72 0.75 - 1.80  (10.04) - (9.09)
  Equity Sub-Account           2010    42,345     17.68 - 20.44    806,017          1.24 0.75 - 1.80    13.86 - 15.06
                               2009    37,234     15.53 - 17.77    610,412          2.10 0.75 - 1.80    37.30 - 38.75
                               2008    26,913     11.51 - 12.80    313,489          1.74 0.75 - 1.65 (41.53) - (41.00)
                               2007    16,966     19.69 - 20.01    335,264          0.60 1.50 - 1.65      4.51 - 4.67
MSF Russell 2000 Index         2011   315,875     15.42 - 16.80  5,110,032          0.74 1.30 - 1.95   (6.17) - (5.56)
  Sub-Account                  2010   181,098     16.43 - 17.79  3,110,028          0.55 1.30 - 1.95    24.11 - 24.91
  (Commenced 5/4/2009)         2009    48,032     13.32 - 14.24    663,258            -- 1.30 - 1.90    26.11 - 26.62
MSF T. Rowe Price Large Cap    2011    58,056     13.30 - 14.16    794,008            -- 1.30 - 1.65   (2.95) - (2.49)
  Growth Sub-Account           2010    62,021     13.70 - 14.52    872,206          0.08 1.30 - 1.65    14.84 - 15.42
                               2009    66,384     11.93 - 12.58    810,697          0.33 1.30 - 1.65    40.70 - 41.44
                               2008    66,188       8.48 - 8.89    573,547          0.30 1.30 - 1.65 (42.95) - (42.68)
                               2007    73,525     15.07 - 15.51  1,115,693          0.18 1.30 - 1.50      7.56 - 7.94
MSF T. Rowe Price Small Cap    2011    30,187     16.84 - 18.14    521,744            -- 1.40 - 1.90    (0.46) - 0.04
  Growth Sub-Account           2010    38,322     16.92 - 18.13    663,369            -- 1.40 - 1.90    32.14 - 32.79
                               2009    46,194     12.81 - 13.66    604,114          0.06 1.40 - 1.90    36.02 - 36.71
                               2008    36,708       9.41 - 9.99    352,406            -- 1.40 - 1.90 (37.52) - (37.21)
                               2007     5,583     15.73 - 15.91     88,747            -- 1.40 - 1.50      7.89 - 8.00
MSF Van Eck Global Natural     2011   429,221     15.17 - 15.78  6,596,845          1.37 0.75 - 2.00 (18.32) - (17.29)
  Resources Sub-Account        2010   356,898     18.59 - 19.08  6,673,176          0.26 0.75 - 1.95    17.57 - 27.36
  (Commenced 5/4/2009)         2009    82,041     14.69 - 14.80  1,209,009            -- 1.30 - 1.95    35.22 - 35.82
MSF Western Asset Management   2011     1,172     26.15 - 26.61     31,010          4.77 1.40 - 1.50      4.27 - 4.37
  Strategic Bond Opportunities 2010     1,181     25.09 - 25.49     29,966          5.94 1.40 - 1.50    10.78 - 10.89
  Sub-Account                  2009     1,213     22.64 - 22.99     27,762          6.74 1.40 - 1.50    29.93 - 30.06
                               2008     1,313     17.43 - 17.68     23,081          4.23 1.40 - 1.50 (16.49) - (16.40)
                               2007     1,361     20.87 - 21.15     28,639          4.07 1.40 - 1.50      2.15 - 2.25
MSF Western Asset Management   2011 1,651,952     16.41 - 19.49 29,083,283          1.27 0.95 - 1.95      3.24 - 4.28
  U.S. Government              2010 1,601,209     15.90 - 18.69 27,095,896          1.98 0.95 - 1.95      3.46 - 4.50
  Sub-Account                  2009 1,092,065     15.37 - 17.48 17,684,868          3.75 1.10 - 1.95      2.07 - 2.94
                               2008   742,282     15.06 - 16.98 11,685,161          3.29 1.10 - 1.95   (2.46) - (1.62)
                               2007   335,818     15.43 - 16.93  5,410,492          2.37 1.25 - 1.95      2.01 - 2.68
Oppenheimer VA Main Street     2011   196,463     16.18 - 17.13  3,235,513          0.37 0.95 - 1.50   (3.83) - (3.30)
  Small- & Mid-Cap             2010   169,474     16.82 - 17.72  2,900,152          0.34 0.95 - 1.50    21.23 - 21.90
  Sub-Account                  2009   107,367     13.88 - 14.54  1,512,909          0.48 0.95 - 1.50    34.84 - 35.58
  (Commenced 2/20/2007 and     2008    51,363     10.29 - 10.60    535,777          0.10 1.10 - 1.50 (38.93) - (38.68)
  began transactions in 2008)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                          AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                   ----------------------------------- ---------------------------------------------
                                                                                      EXPENSE(2)         TOTAL(3)
                                                 UNIT VALUE            INVESTMENT(1)       RATIO           RETURN
                                                  LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                    UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                   ------ ----------------- ---------- ------------- ----------- -------------------
PIMCO VIT High Yield          2011  8,741     17.17 - 17.64    150,577          6.99 1.30 - 1.50      1.80 - 2.01
  Sub-Account                 2010  8,203     16.86 - 17.30    138,750          7.26 1.30 - 1.50    12.76 - 12.99
                              2009 10,757     14.94 - 15.31    161,118          8.75 1.30 - 1.50    38.18 - 38.45
                              2008  8,385     10.80 - 11.06     91,023          7.83 1.30 - 1.50 (24.65) - (24.50)
                              2007  8,976     14.32 - 14.64    129,266          6.93 1.30 - 1.50      1.96 - 2.16
PIMCO VIT Low Duration        2011 12,537     14.76 - 14.91    186,665          1.68 1.40 - 1.50   (0.39) - (0.29)
  Sub-Account                 2010 12,187     14.82 - 14.96    181,997          1.62 1.40 - 1.50      3.72 - 3.82
                              2009 14,162     14.28 - 14.41    203,515          3.54 1.40 - 1.50    11.63 - 11.75
                              2008 12,236     12.79 - 12.89    157,346          4.07 1.40 - 1.50   (1.90) - (1.81)
                              2007  9,002     13.04 - 13.13    117,864          4.76 1.40 - 1.50      5.77 - 5.87
Pioneer VCT Emerging          2011    972     14.01 - 14.51     13,864            -- 1.65 - 1.95 (25.09) - (24.86)
  Markets Sub-Account         2010  2,553     18.70 - 19.31     48,533          0.32 1.65 - 1.95    13.38 - 13.72
  (Commenced 11/10/2008 and   2009  2,657     16.49 - 17.23     44,460          0.76 1.50 - 1.95    70.65 - 71.43
  began transactions in 2009)
Pioneer VCT Mid Cap Value     2011 52,079     27.98 - 31.48  1,505,702          0.65 0.95 - 1.65   (7.38) - (6.73)
  Sub-Account                 2010 46,503     30.21 - 33.76  1,442,414          0.86 0.95 - 1.65    15.97 - 16.78
                              2009 39,695     26.05 - 28.91  1,054,754          1.30 0.95 - 1.65    23.21 - 24.08
                              2008 36,146     21.14 - 22.82    775,931          0.88 1.10 - 1.65 (34.85) - (34.49)
                              2007 26,303     32.45 - 33.08    859,209          0.55 1.50 - 1.65      3.61 - 3.77
Pioneer VCT Real Estate       2011    404             19.36      7,821          2.25        1.65             7.96
  Shares Sub-Account          2010    406             17.93      7,267          2.45        1.65            26.44
  (Commenced 11/10/2008 and   2009    407             14.18      5,768          2.95        1.65            29.40
  began transactions in 2009)
Putnam VT Equity Income       2011  1,060     16.29 - 16.57     17,348          1.77 0.75 - 0.95      0.96 - 1.16
  Sub-Account                 2010  1,060     16.13 - 16.38     17,173          1.49 0.75 - 0.95    11.54 - 11.77
                              2009  2,414     14.47 - 14.66     35,119          0.91 0.75 - 0.95    26.24 - 26.49
                              2008  7,046     11.18 - 11.59     80,878          1.71 0.75 - 1.40 (32.10) - (31.66)
                              2007  4,854     16.47 - 16.96     81,660          1.48 0.75 - 1.40      1.75 - 2.41
Putnam VT Multi-Cap Growth    2011 24,593              6.18    152,050          0.39        1.40            (6.19)
  Sub-Account                 2010 24,393              6.59    160,771            --        1.40            13.35
  (Commenced 9/27/2010)
Russell Aggressive Equity     2011    285             12.20      3,478          0.49        1.40            (5.53)
  Sub-Account                 2010    381             12.91      4,925          0.48        1.40            23.15
                              2009    576             10.49      6,045          0.53        1.40            29.57
                              2008    555              8.09      4,489          0.70        1.40           (43.72)
                              2007  2,547             14.38     36,634          0.35        1.40             1.97
Russell Core Bond             2011  1,788             17.53     31,352          2.97        1.40             3.23
  Sub-Account                 2010  3,020             16.99     51,304          3.89        1.40             8.50
                              2009  4,087             15.66     63,990          4.74        1.40            14.20
                              2008  4,134             13.71     56,669          4.34        1.40            (4.91)
                              2007 19,474             14.42    280,763          5.10        1.40             5.74

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

8. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                          AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                  ------------------------------------ ---------------------------------------------
                                                                                      EXPENSE(2)         TOTAL(3)
                                                 UNIT VALUE            INVESTMENT(1)       RATIO           RETURN
                                                  LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                    UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                  ------- ----------------- ---------- ------------- ----------- -------------------
Russell Global Real Estate   2011     258             24.95      6,427          2.29        1.40            (8.34)
  Securities Sub-Account     2010     310             27.22      8,424          2.20        1.40            21.21
                             2009     435             22.46      9,768          4.67        1.40            27.15
                             2008     416             17.66      7,357          2.02        1.40           (37.57)
                             2007   2,367             28.29     66,975          2.23        1.40           (17.03)
Russell Multi-Style Equity   2011   3,876              8.60     33,347          0.99        1.40            (2.91)
  Sub-Account                2010   3,947              8.86     34,973          0.97        1.40            14.84
                             2009   5,994              7.72     46,249          1.32        1.40            29.57
                             2008   5,880              5.95     35,016          1.68        1.40           (41.40)
                             2007  18,447             10.16    187,446          1.00        1.40             8.82
Russell Non-U.S. Sub-Account 2011   1,335              9.17     12,236          1.55        1.40           (14.09)
                             2010   1,796             10.67     19,148          1.14        1.40             9.88
                             2009   2,565              9.71     24,909          2.84        1.40            24.73
                             2008   2,639              7.78     20,544            --        1.40           (43.22)
                             2007   2,222             13.71     30,466          2.10        1.40             8.58
UIF U.S. Real Estate         2011 125,634     25.09 - 51.96  3,922,127          0.85 0.95 - 1.65      4.19 - 4.92
  Sub-Account                2010 130,897     24.08 - 49.52  3,736,871          2.15 0.95 - 1.65    27.84 - 28.73
                             2009 137,424     18.83 - 38.47  2,952,490          3.31 0.95 - 1.65    26.25 - 27.14
                             2008 107,050     14.92 - 29.65  1,744,382          3.49 1.10 - 1.65 (38.92) - (38.58)
                             2007  85,204     24.42 - 24.67  2,085,160          2.12 1.50 - 1.65 (18.44) - (18.31)

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio or fund in which the Sub-Account invests. The investment income ratio is calculated as a weighted average ratio since the Sub-Account may invest in two or more share classes, if any, within the underlying portfolio or fund of the Trusts which may have unique investment income ratios.

(2) These amounts represent the annualized contract expenses of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio or fund have been excluded.

(3) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

This page is intentionally left blank.

FIRST METLIFE INVESTORS INSURANCE COMPANY

Financial Statements

As of December 31, 2011 and 2010 and for the Years Ended December 31, 2011, 2010 and 2009

and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of First MetLife Investors Insurance
Company:

We have audited the accompanying balance sheets of First MetLife Investors Insurance Company (a wholly-owned subsidiary of MetLife, Inc.) (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of First MetLife Investors Insurance Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 11, 2012

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                BALANCE SHEETS
                          DECEMBER 31, 2011 AND 2010

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                            2011       2010
                                                                                         ---------- ----------
ASSETS
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized cost:
   $590,914 and $525,709, respectively)................................................. $  640,823 $  544,227
 Mortgage loans (net of valuation allowances of $624 and $688, respectively)............     99,683     77,938
 Short-term investments, at estimated fair value........................................     30,996     24,995
                                                                                         ---------- ----------
   Total investments....................................................................    771,502    647,160
Cash and cash equivalents...............................................................     13,016      7,758
Accrued investment income...............................................................      6,342      5,824
Premiums, reinsurance and other receivables.............................................  1,498,682  1,347,288
Deferred policy acquisition costs and value of business acquired........................    198,241    183,678
Current income tax recoverable..........................................................     14,834        523
Other assets............................................................................     87,546     76,872
Separate account assets.................................................................  3,870,716  3,229,029
                                                                                         ---------- ----------
   Total assets......................................................................... $6,460,879 $5,498,132
                                                                                         ========== ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits.................................................................. $  243,186 $  169,868
Policyholder account balances...........................................................  1,526,277  1,467,418
Other policy-related balances...........................................................     14,668     20,815
Deferred income tax liability...........................................................    139,485     83,980
Other liabilities.......................................................................    136,558     73,880
Separate account liabilities............................................................  3,870,716  3,229,029
                                                                                         ---------- ----------
   Total liabilities....................................................................  5,930,890  5,044,990
                                                                                         ---------- ----------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 9)

STOCKHOLDER'S EQUITY
Common stock, par value $10 per share; 200,000 shares authorized, issued and
  outstanding...........................................................................      2,000      2,000
Additional paid-in capital..............................................................    339,819    339,819
Retained earnings.......................................................................    157,419    100,261
Accumulated other comprehensive income (loss)...........................................     30,751     11,062
                                                                                         ---------- ----------
   Total stockholder's equity...........................................................    529,989    453,142
                                                                                         ---------- ----------
   Total liabilities and stockholder's equity........................................... $6,460,879 $5,498,132
                                                                                         ========== ==========

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

                                (IN THOUSANDS)

                                                                  2011      2010      2009
                                                                --------  --------  --------
REVENUES
Premiums....................................................... $ 71,202  $ 56,985  $ 59,458
Universal life and investment-type product policy fees.........   70,745    55,860    39,797
Net investment income..........................................   35,447    29,596    20,088
Other revenues.................................................   65,204    68,627    57,461
Net investment gains (losses):
 Other-than-temporary impairments on fixed maturity securities.      (41)       --      (451)
 Other net investment gains (losses)...........................   (3,047)   (1,249)   (1,708)
                                                                --------  --------  --------
   Total net investment gains (losses).........................   (3,088)   (1,249)   (2,159)
 Net derivative gains (losses).................................   97,765    26,905   (78,406)
                                                                --------  --------  --------
     Total revenues............................................  337,275   236,724    96,239
                                                                --------  --------  --------
EXPENSES
Policyholder benefits and claims...............................   70,278    46,659    49,649
Interest credited to policyholder account balances.............   61,695    61,932    65,833
Other expenses.................................................  123,908    64,850    29,198
                                                                --------  --------  --------
     Total expenses............................................  255,881   173,441   144,680
                                                                --------  --------  --------
Income (loss) before provision for income tax..................   81,394    63,283   (48,441)
Provision for income tax expense (benefit).....................   24,236    18,429   (20,839)
                                                                --------  --------  --------
Net income (loss).............................................. $ 57,158  $ 44,854  $(27,602)
                                                                ========  ========  ========

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      STATEMENTS OF STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

                                (IN THOUSANDS)

                                                                               ACCUMULATED
                                                         ADDITIONAL               OTHER         TOTAL
                                                  COMMON  PAID-IN   RETAINED  COMPREHENSIVE STOCKHOLDER'S
                                                  STOCK   CAPITAL   EARNINGS  INCOME (LOSS)    EQUITY
                                                  ------ ---------- --------  ------------- -------------
Balance at December 31, 2008..................... $2,000  $269,819  $ 83,009     $(2,223)     $352,605
Capital contribution from MetLife, Inc.
  (Note 10)......................................           70,000                              70,000
Comprehensive income (loss):
 Net income (loss)...............................                    (27,602)                  (27,602)
 Other comprehensive income (loss):
   Unrealized investment gains (losses), net of
     related offsets and income tax..............                                  1,322         1,322
                                                                                              --------
   Other comprehensive income....................                                                1,322
                                                                                              --------
 Comprehensive income (loss).....................                                              (26,280)
                                                  ------  --------  --------     -------      --------
Balance at December 31, 2009.....................  2,000   339,819    55,407        (901)      396,325
Comprehensive income (loss):
 Net income (loss)...............................                     44,854                    44,854
 Other comprehensive income (loss):
   Unrealized investment gains (losses), net of
     related offsets and income tax..............                                 11,963        11,963
                                                                                              --------
   Other comprehensive income....................                                               11,963
                                                                                              --------
 Comprehensive income (loss).....................                                               56,817
                                                  ------  --------  --------     -------      --------
Balance at December 31, 2010.....................  2,000   339,819   100,261      11,062       453,142
Comprehensive income (loss):
 Net income (loss)...............................                     57,158                    57,158
 Other comprehensive income (loss):
   Unrealized investment gains (losses), net of
     related offsets and income tax..............                                 19,689        19,689
                                                                                              --------
   Other comprehensive income....................                                               19,689
                                                                                              --------
 Comprehensive income (loss).....................                                               76,847
                                                  ------  --------  --------     -------      --------
Balance at December 31, 2011..................... $2,000  $339,819  $157,419     $30,751      $529,989
                                                  ======  ========  ========     =======      ========

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

                                (IN THOUSANDS)

                                                                                 2011       2010       2009
                                                                              ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)............................................................ $  57,158  $  44,854  $ (27,602)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
  operating activities:
   Depreciation and amortization expenses....................................     1,907      1,474        664
   Amortization of premiums and accretion of discounts associated with
     investments, net........................................................       (93)       363        309
   (Gains) losses on investments and derivatives, net........................  (103,412)   (32,875)    80,565
   Interest credited to policyholder account balances........................    61,695     61,932     65,833
   Universal life and investment-type product policy fees....................   (70,745)   (55,860)   (39,797)
   Change in accrued investment income.......................................      (518)      (894)    (2,651)
   Change in premiums, reinsurance and other receivables.....................    (2,495)   (55,032)  (393,176)
   Change in deferred policy acquisition costs and value of business
     acquired, net...........................................................   (15,664)   (35,550)   (54,542)
   Change in income tax recoverable (payable)................................    30,593     20,783        954
   Change in other assets....................................................    61,700     44,920     22,399
   Change in insurance-related liabilities and policy-related balances.......    66,492     65,748     45,765
   Change in other liabilities...............................................    62,678     24,897    (83,011)
                                                                              ---------  ---------  ---------
Net cash provided by (used in) operating activities..........................   149,296     84,760   (384,290)
                                                                              ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
   Fixed maturity securities.................................................    69,992    124,160    178,189
   Mortgage loans............................................................     4,305        364      1,051
Purchases of:
   Fixed maturity securities.................................................  (139,945)  (182,768)  (401,956)
   Mortgage loans............................................................   (25,955)   (49,187)   (11,037)
Net change in short-term investments.........................................    (5,970)   (14,944)    20,372
Other, net...................................................................        --         --     (6,353)
                                                                              ---------  ---------  ---------
Net cash used in investing activities........................................   (97,573)  (122,375)  (219,734)
                                                                              ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
   Deposits..................................................................   267,039    188,463    647,550
   Withdrawals...............................................................  (313,504)  (204,810)  (209,204)
Capital contribution from MetLife, Inc.......................................        --         --     70,000
                                                                              ---------  ---------  ---------
Net cash (used in) provided by financing activities..........................   (46,465)   (16,347)   508,346
                                                                              ---------  ---------  ---------
Change in cash and cash equivalents..........................................     5,258    (53,962)   (95,678)
Cash and cash equivalents, beginning of year.................................     7,758     61,720    157,398
                                                                              ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR....................................... $  13,016  $   7,758  $  61,720
                                                                              =========  =========  =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash received during the year for:
   Income tax................................................................ $  (6,355) $  (2,514) $ (21,792)
                                                                              =========  =========  =========

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

  BUSINESS

   First MetLife Investors Insurance Company (the "Company"), a New York domiciled life insurance company, is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). The Company markets and administers traditional life, universal life, variable annuity and fixed annuity products to individuals. The Company is licensed to transact business in the state of New York.

  BASIS OF PRESENTATION

   Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements.

   A description of critical estimates is incorporated within the discussion of the related accounting policies which follows. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from these estimates.

  Investments

      The accounting policies for the Company's principal investments are as follows:

      Fixed Maturity Securities. The Company's fixed maturity securities are classified as available-for-sale and are reported at their estimated fair value.

      Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

      Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. This interest income is recorded in net investment income.

      Included within fixed maturity securities are structured securities including mortgage-backed and asset-backed securities ("ABS"). Amortization of the premium or discount considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated by management using inputs obtained from third-party specialists,

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

   including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

      The Company periodically evaluates fixed maturity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity securities for impairments includes an analysis of the total gross unrealized losses by three categories of severity and/or age of the gross unrealized loss, as summarized in Note 2 "-- Aging of Gross Unrealized Losses and OTTI Losses for Fixed Maturity Securities Available-for-Sale."

      Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations;
   (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

      For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. In such situations, the OTTI recognized in earnings is the entire difference between the fixed maturity security's amortized cost and its estimated fair value only when either: (i) the Company has the intent to sell the fixed maturity security; or (ii) it is more likely than not that the Company will be required to sell the fixed maturity security before recovery of the decline in estimated fair value below amortized cost. If neither of these two conditions exist, the difference between the amortized cost of the fixed maturity security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than credit factors ("noncredit loss") is recorded in other comprehensive income (loss). Adjustments are not made for subsequent recoveries in value.

      Upon acquisition, the Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the securities have an interest rate step-up feature which, when combined with other qualitative factors, indicates that the securities have more debt-like characteristics. Many of such securities, commonly referred to as "perpetual hybrid securities," have been issued by non-U.S. financial institutions that are accorded the highest two capital treatment categories by their

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

   respective regulatory bodies (i.e. core capital, or "Tier 1 capital" and perpetual deferrable securities, or "Upper Tier 2 capital"). With respect to perpetual hybrid securities, the Company considers in its OTTI analysis whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. The Company also considers whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

          The Company's methodology and significant inputs used to determine the amount of the credit loss on fixed maturity securities are as follows:

          (i) The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity security prior to impairment.

          (ii) When determining the collectability and the period over which value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

          (iii) Additional considerations are made when assessing the unique features that apply to certain structured securities such as residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

          (iv) When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, management considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described in (ii) above.

          The amortized cost of fixed maturity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

          In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

       into net investment income over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

          Mortgage Loans. For the purposes of determining valuation allowances the Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural.

             Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income. Interest ceases to accrue when collection of interest is not considered probable and/or when interest or principal payments are past due as follows: commercial -- 60 days; and agricultural --
          90 days. When a loan is placed on non-accrual status, uncollected past due interest is charged-off against net investment income. Generally, the accrual of interest income resumes after all delinquent amounts are paid and management believes all future principal and interest payments will be collected. Cash receipts on non-accruing loans are recorded in accordance with the loan agreement as a reduction of principal and/or interest income. Charge-offs occur upon the realization of a credit loss, typically through foreclosure or after a decision is made to sell a loan. Gain or loss upon charge-off is recorded, net of previously established valuation allowances, in net investment gains (losses). Cash recoveries on principal amounts previously charged-off are generally recorded as an increase to the valuation allowance, unless the valuation allowance adequately provides for expected credit losses; then the recovery is recorded in net investment gains (losses). Gains and losses from sales of loans and increases or decreases to valuation allowances are recorded in net investment gains (losses).

             Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for all loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

             For commercial and agricultural mortgage loans, the Company typically uses 10 years or more of historical experience in establishing non-specific valuation allowances. For commercial mortgage loans, 20 years of historical experience is used which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

          may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For agricultural mortgage loans, ten years of historical experience is used which captures a full economic cycle. For evaluations of agricultural loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. For commercial and agricultural mortgage loans, on a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for each portfolio segment level.

             All commercial loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, potentially delinquent, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural loans is generally similar, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk commercial and agricultural loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above for all loan portfolio segments. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

             For commercial loans, the Company's primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. A loan-to-value ratio greater than 100% indicates that the loan's unpaid principal balance is greater than the collateral value. A loan-to-value ratio of less than 100% indicates an excess of collateral value over the loan's unpaid principal balance. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

             For agricultural loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural loan portfolio and are routinely updated.

          Mortgage Loans Modified in a Troubled Debt Restructuring. The Company may grant concessions related to the borrowers' financial difficulties which are classified as troubled debt restructuring. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

       considered in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. Through the continuous portfolio monitoring process, a specific valuation allowance may have been recorded prior to the period when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

      Short-term Investments. Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value.

      Investments Risks and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk, and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

      When available, the estimated fair value of the Company's fixed maturity securities is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

      When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies as described in "-- Fair Value" below and in Note 4. Such estimated fair values are based on available market information and management's judgment about financial instruments. The observable and unobservable inputs used in the standard market valuation methodologies are described in Note 4.

      Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

      The determination of the amount of valuation allowances and impairments, as applicable, is described previously by investment type. The determination of such valuation allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

      The recognition of income on certain investments (e.g. structured securities, including mortgage-backed and ABS, and certain structured investment transactions) is dependent upon prepayments and defaults, which could result in changes in amounts to be earned.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

      The accounting guidance for the determination of when an entity is a VIE and when to consolidate a VIE is complex and requires significant management judgment. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary.

      For most VIEs, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could be significant to the VIE is considered the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements. The Company did not consolidate any of its VIEs at December 31, 2011 and 2010.

  Derivative Financial Instruments

   Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. The Company purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance agreements that have embedded derivatives.

   The Company issues certain products and purchases certain investments that contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation.

  Fair Value

   As described below, certain assets and liabilities are measured at estimated fair value in the Company's balance sheets. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

   The Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

   Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

   Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

   Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

  Cash and Cash Equivalents

   The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Computer Software

   Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $7.3 million and $5.6 million at December 31, 2011 and 2010, respectively. Accumulated amortization of capitalized software was $1.7 million and $785 thousand at December 31, 2011 and 2010, respectively. Related amortization expense was $939 thousand, $667 thousand and $36 thousand for the years ended December 31, 2011, 2010 and 2009, respectively.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  Deferred Policy Acquisition Costs and Value of Business Acquired

   The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as deferred policy acquisition costs ("DAC"). Such costs consist principally of commissions, certain agency expenses and policy issuance expenses. Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

   The Company amortizes DAC and VOBA on life insurance or investment-type contracts in proportion to gross premiums or gross profits, depending on the type of contract as described below.

   The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance) over the appropriate premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), that include provisions for adverse deviation that are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

   The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Separate account rates of return on variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

   The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

   Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

   The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews the deferred sales inducements to determine the recoverability of these balances.

  Value of Distribution Agreements

   Value of distribution agreements acquired ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements. The VODA associated with past acquisitions is amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews VODA to determine the recoverability of these balances.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  Goodwill

   Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired which represents the future economic benefits arising from such net assets acquired that could not be individually identified. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

   Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

   For purposes of goodwill impairment testing, if the carrying value of the reporting unit exceeds its estimated fair value, there might be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

   In performing the Company's goodwill impairment test, the estimated fair value of the reporting unit is determined using a market multiple approach. When further corroboration is required, the Company uses a discounted cash flow approach.

   The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting unit include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the level of interest rates, credit spreads, equity market levels and the discount rate that the Company believes is appropriate to the risk associated with the reporting unit. The Company applies significant judgment when determining the estimated fair value of the Company's reporting unit. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods.

   During the 2011 impairment test of goodwill, the Company concluded that the fair value of the reporting unit was in excess of the carrying value and, therefore, goodwill was not impaired. On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting unit to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions may have an impact on the estimated fair value and could result in future impairments of goodwill. Additionally, the Company recognized no impairments of goodwill during the years ended December 31, 2010 and 2009. The Company had no accumulated goodwill impairment as of December 31, 2011. Goodwill was $177 thousand at both
December 31, 2011 and 2010.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  Liability for Future Policy Benefits and Policyholder Account Balances

   The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and traditional annuities. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require us to establish premium deficiency reserves. Such reserves are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

   Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 4% to 5%.

   Future policy benefit liabilities for traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 4% to 6%.

   Future policy benefit liabilities are established for certain variable annuity products with guaranteed minimum benefits as described below under "-- Variable Annuity Guaranteed Minimum Benefits."

   The Company regularly reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies and guarantees, and in the establishment of the related liabilities, result in changes in the additional liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

   Policyholder account balances ("PABs") relate to investment-type contracts, universal life-type policies and certain guaranteed minimum benefits. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase. PABs for these contracts are equal to policy account values, which consist of an accumulation of gross premium payments and credited interest, ranging from 1% to 7%, less expenses, mortality charges and withdrawals.

  Variable Annuity Guaranteed Minimum Benefits

   The Company issues certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. In some cases the benefit base may be increased by additional deposits, bonus amounts, accruals or optional market value resets. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

(i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is accounted for under a split of the two models.

   These guarantees include:

    . Guaranteed minimum death benefit ("GMDB") that guarantees the contractholder a return of their purchase payment upon death even if the account value is reduced to zero. An enhanced death benefit may be available for an additional fee.

    . Guaranteed minimum income benefit ("GMIB") that provides the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments, even if the account value is reduced to zero, that can be annuitized to receive a monthly income stream that is not less than a specified amount. Certain of these contracts also provide for a guaranteed lump sum return of purchase premium in lieu of the annuitization benefit.

    . Guaranteed minimum withdrawal benefit ("GMWB") that guarantees the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. Certain of these contracts include guaranteed withdrawals that are life contingent.

    . Guaranteed minimum accumulation benefit ("GMAB") that provides the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero.

   Guarantees accounted for as insurance liabilities in future policy benefits include GMDB, the portion of GMIB that require annuitization, and the life-contingent portion of certain GMWB. These liabilities are established as follows:

   GMDB liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the S&P 500 Index. The benefit assumptions used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

   GMIB liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder. Certain GMIB have settlement features that result in a portion of that guarantee being accounted for as an embedded derivative and are recorded in PABs as described below.

   The liability for the life contingent portion of GMWB is determined based on the expected value of the life contingent payments and expected assessments using assumptions consistent with those used for estimating the GMDB liabilities.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWB, GMAB and the portion of certain GMIB that do not require annuitization. These guarantees are recorded at estimated fair value separately from the host variable annuity with changes in estimated fair value reported in net derivative gains (losses). At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

   The estimated fair values of these embedded derivatives are then determined based on the present value of projected future benefits minus the present value of projected future fees. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The valuation of these embedded derivatives also includes an adjustment for the Company's nonperformance risk and risk margins related to non-capital market inputs. The nonperformance adjustment, which is captured as a spread over the risk free rate in determining the discount rate to discount the cash flows of the liability, is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties in certain actuarial assumptions. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees.

   These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates, changes in nonperformance risk, variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded the risk associated with GMDB, GMIB, GMAB and GMWB described in the preceding paragraphs. With respect to GMIB, a portion of the directly written GMIB guarantees that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance, and other receivables in the balance sheet with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  Other Policy-Related Balances

   Other policy-related balances include policy and contract claims, unearned revenue liabilities, policyholder dividends, and premiums received in advance.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

   The unearned revenue liability relates to investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

   The Company accounts for the prepayment of premiums on its individual life contracts as premium received in advance and applies the cash received to premiums when due.

  Recognition of Insurance Revenue and Related Benefits

   Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

   Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of amounts assessed against PABs for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related PABs.

   Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

   The portion of fees allocated to embedded derivatives described previously is recognized within net derivative gains (losses) as part of the estimated fair value of embedded derivatives.

  Other Revenues

   Other revenues primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance treaties. Such fees are recognized in the period in which services are performed.

  Income Taxes

   The Company joins the MetLife life/non-life consolidated federal tax return and is a party to the MetLife tax sharing agreement.

   The Company's accounting for income taxes represents management's best estimate of various events and transactions.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

   The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

       (i) future taxable income exclusive of reversing temporary differences and carryforwards;

       (ii) future reversals of existing taxable temporary differences;

       (iii) taxable income in prior carryback years; and

       (iv) tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

   The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products.

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded future policy benefit liabilities are established.

   The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

   Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

   Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

   Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer.

  Litigation Contingencies

   The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized in other expenses as incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation,

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded, could have a material effect upon the Company's net income or cash flows in particular quarterly or annual periods.

  Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts are comprised of actively traded mutual funds. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized;
(ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations.

   The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Financial Instruments

   Effective July 1, 2011, the Company adopted new guidance regarding accounting for troubled debt restructurings. This guidance clarifies whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for the purpose of determining when a restructuring constitutes a troubled debt restructuring. Additionally, the guidance prohibits creditors from using the borrower's effective rate test to evaluate whether a concession has been granted to the borrower. The adoption did not have a material impact on the Company's financial statements. See also expanded disclosures in Note 2.

   Effective January 1, 2011, the Company adopted new guidance regarding accounting for investment funds determined to be VIEs. Under this guidance, an insurance entity would not be required to consolidate a voting-interest investment fund when it holds the majority of the voting interests of the fund through its separate accounts. In addition, an insurance entity would not consider the interests held through separate accounts for the benefit of policyholders in the insurer's evaluation of its economic interest in a VIE, unless the separate account contractholder is a related party. The adoption did not have a material impact on the Company's financial statements.

   Effective December 31, 2010, the Company adopted guidance regarding disclosures about the credit quality of financing receivables and valuation allowances for credit losses, including credit quality indicators. Such disclosures must be disaggregated by portfolio segment or class based on how a company develops its valuation

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

allowances for credit losses and how it manages its credit exposure. The Company has provided all material required disclosures in its financial statements.

   Effective July 1, 2010, the Company adopted guidance regarding accounting for embedded credit derivatives within structured securities. This guidance clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, embedded credit derivatives resulting only from subordination of one financial instrument to another continue to qualify for the scope exception. Embedded credit derivative features other than subordination must be analyzed to determine whether they require bifurcation and separate accounting. The adoption of this guidance did not have an impact on the Company's financial statements.

   Effective January 1, 2010, the Company adopted guidance related to financial instrument transfers and consolidation of VIEs. The financial instrument transfer guidance eliminates the concept of a qualified special purpose entity, eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interests. The new consolidation guidance changes the definition of the primary beneficiary, as well as the method of determining whether an entity is a primary beneficiary of a VIE from a quantitative model to a qualitative model. Under the new qualitative model, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could be significant to the VIE is considered to be the primary beneficiary of the VIE. The guidance requires a quarterly reassessment, as well as enhanced disclosures, including the effects of a company's involvement with VIEs on its financial statements.

   Effective April 1, 2009, the Company adopted OTTI guidance. This guidance amends the previously used methodology for determining whether an OTTI exists for fixed maturity securities, changes the presentation of OTTI for fixed maturity securities and requires additional disclosures for OTTI on fixed maturity securities.

   The Company had no net cumulative effect adjustment related to the adoption of the OTTI guidance.

   The adoption of the OTTI guidance had no impact on the Company's pre-tax earnings for the year ended December 31, 2009.

   Effective January 1, 2009, the Company adopted guidance on disclosures about derivative instruments and hedging. This guidance requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit risk-related contingent features in derivative agreements. The Company has provided all of the material disclosures in its financial statements.

   Effective January 1, 2009, the Company adopted prospectively an update on accounting for transfers of financial assets and repurchase financing transactions. This update provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. The adoption did not have a material impact on the Company's financial statements.

  Business Combinations and Noncontrolling Interests

   Effective January 1, 2011, the Company adopted new guidance that addresses when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure. Under the new guidance,

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The guidance also expands the supplemental pro forma disclosures to include additional narratives. The adoption did not have an impact on the Company's financial statements.

   Effective January 1, 2009, the Company adopted revised guidance on business combinations and accounting for noncontrolling interests in the financial statements. Under this guidance:

    . All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

    . Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

    . The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

    . Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

    . Changes in deferred income tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

    . Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

    . Net income (loss) includes amounts attributable to noncontrolling interests.

    . When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

    . Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

    . When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

   As the Company did not have a minority interest, the adoption of this guidance did not have an impact on the Company's financial statements.

   Effective January 1, 2009, the Company adopted prospectively guidance on determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This change is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

future cash flows used to measure the fair value of the asset. The Company determines useful lives and provides all of the material disclosures prospectively on intangible assets acquired on or after January 1, 2009 in accordance with this guidance.

  Fair Value

   Effective January 1, 2010, the Company adopted guidance that requires disclosures about significant transfers into and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Company's financial statements.

   The following pronouncements relating to fair value had no material impact on the Company's financial statements:

    . Effective January 1, 2009, the Company implemented fair value measurements guidance for certain nonfinancial assets and liabilities that are recorded at fair value on a non-recurring basis. This guidance applies to such items as: (i) nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination; (ii) reporting units measured at estimated fair value in the first step of a goodwill impairment test; and (iii) indefinite-lived intangible assets measured at estimated fair value for impairment assessment.

    . Effective January 1, 2009, the Company adopted prospectively guidance on issuer's accounting for liabilities measured at fair value with a third-party credit enhancement. This guidance states that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, it requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value.

    . Effective April 1, 2009, the Company adopted guidance on: (i) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities; and (ii) identifying transactions that are not orderly. The Company has provided all of the material disclosures in its financial statements.

    .  Effective December 31, 2009, the Company adopted guidance on:
       (i) measuring the fair value of investments in certain entities that calculate net asset value ("NAV") per share; (ii) how investments within its scope would be classified in the fair value hierarchy; and
       (iii) enhanced disclosure requirements for annual periods, about the nature and risks of investments measured at fair value on a recurring or non-recurring basis.

    . Effective December 31, 2009, the Company adopted guidance on measuring liabilities at fair value. This guidance provides clarification for measuring fair value in circumstances in which a quoted price in an active market for the identical liability is not available. In such circumstances a company is required to measure fair value using either a valuation technique that uses: (i) the quoted price of the identical liability when traded as an asset; or (ii) quoted prices for similar liabilities or similar liabilities when traded as assets; or
       (iii) another valuation technique that is consistent with the principles of fair value measurement such as an income approach (e.g., present value technique) or a market approach (e.g., "entry" value technique).

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  Other Pronouncements

   Effective January 1, 2011, the Company adopted new guidance regarding goodwill impairment testing. This guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity would be required to perform Step 2 of the test if qualitative factors indicate that it is more likely than not that goodwill impairment exists. The adoption did not have an impact on the Company's financial statements.

   Effective April 1, 2009, the Company adopted prospectively guidance which establishes general standards for accounting and disclosures of events that occur subsequent to the balance sheet date but before financial statements are issued or available to be issued. The Company has provided all of the material disclosures in its financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

   In December 2011, the Financial Accounting Standards Board ("FASB") issued new guidance regarding comprehensive income (Accounting Standards Update ("ASU") 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update
No. 2011-05). The amendments in ASU 2011-12 are effective for fiscal years and interim periods within those years beginning after December 15, 2011. Consistent with the effective date of the amendments in ASU 2011-05 discussed below, ASU 2011-12 defers the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income in ASU 2011-05. The amendments are being made to allow the FASB time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in ASU 2011-05 are not affected by ASU 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The Company is currently evaluating the impact of this guidance on its financial statements.

   In September 2011, the FASB issued new guidance on goodwill impairment testing (ASU 2011-08, Intangibles -- Goodwill and Other (Topic 350): Testing Goodwill for Impairment), effective for calendar years beginning after December 15, 2011. Early adoption is permitted. The objective of this standard is to simplify how an entity tests goodwill for impairment. The amendments in this standard will allow an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it needs to perform the quantitative two-step goodwill impairment test. Only if an entity determines, based on qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying value will it be required to calculate the fair value of the reporting unit. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

   In June 2011, the FASB issued new guidance regarding comprehensive income (ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income), effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The guidance should be applied retrospectively and early adoption is permitted. The new guidance provides companies with the option to present the total of comprehensive income, components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

statements. The objective of the standard is to increase the prominence of items reported in other comprehensive income and to facilitate convergence of GAAP and IFRS. The standard eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholder's equity. The amendments in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified in net income. The Company intends to adopt the two-statement approach in 2012.

   In May 2011, the FASB issued new guidance regarding fair value measurements (ASU 2011- 04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs), effective for the first interim or annual period beginning after December 15, 2011. The guidance should be applied prospectively. The amendments in this ASU are intended to establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRS. Some of the amendments clarify the FASB's intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

   In April 2011, the FASB issued new guidance regarding effective control in repurchase agreements (ASU 2011-03, Transfers and Servicing (Topic 860):
Reconsideration of Effective Control for Repurchase Agreements), effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The amendments in this ASU remove from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

   In October 2010, the FASB issued new guidance regarding accounting for deferred acquisition costs (ASU 2010-26, Financial Services -- Insurance (Topic
944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts) ("ASU 2010-26"), effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. ASU 2010-26 specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs currently capitalized by the Company will no longer be deferred. The Company will adopt ASU 2010-26 in 2012 and will apply it retrospectively to all prior periods presented in its financial statements for all insurance contracts. The Company estimates that DAC will be reduced by approximately $30 million to $40 million and total equity will be reduced by approximately $20 million to $25 million, net of income tax, as of the date of adoption. Additionally, the Company estimates that net income
(loss) will be reduced by approximately $1.6 million to $1.9 million in 2011, $3.2 million to $3.9 million in 2010, and $4.8 million to $5.9 million in 2009 as of the date of adoption.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


2.  INVESTMENTS

  FIXED MATURITY SECURITIES AVAILABLE-FOR-SALE

   The following tables present the amortized cost, gross unrealized gains and losses, estimated fair value of fixed maturity securities and the percentage that each sector represents by the respective total holdings for the periods shown. The unrealized loss amounts presented below include the noncredit loss component of OTTI losses:

                                                             DECEMBER 31, 2011
                                            ---------------------------------------------------
                                                          GROSS UNREALIZED
                                                      ------------------------
                                            AMORTIZED         TEMPORARY  OTTI  ESTIMATED  % OF
                                              COST     GAINS   LOSSES   LOSSES FAIR VALUE TOTAL
                                            --------- ------- --------- ------ ---------- -----
                                                               (IN THOUSANDS)
FIXED MATURITY SECURITIES:
U.S. corporate securities.................. $244,860  $26,850  $  135   $  --   $271,575   42.4%
Foreign corporate securities...............  108,300    9,779     322      --    117,757   18.4
RMBS.......................................  103,427    3,832   1,095      --    106,164   16.6
U.S. Treasury and agency securities........   52,013    4,496     550      --     55,959    8.7
CMBS.......................................   43,540    1,795      --      --     45,335    7.1
State and political subdivision securities.   23,310    3,862      --      --     27,172    4.2
ABS........................................    9,054      687      44      --      9,697    1.5
Foreign government securities..............    6,410      754      --      --      7,164    1.1
                                            --------  -------  ------   -----   --------  -----
 Total fixed maturity securities........... $590,914  $52,055  $2,146   $  --   $640,823  100.0%
                                            ========  =======  ======   =====   ========  =====

                                                             DECEMBER 31, 2010
                                            ---------------------------------------------------
                                                          GROSS UNREALIZED
                                                      ------------------------
                                            AMORTIZED         TEMPORARY  OTTI  ESTIMATED  % OF
                                              COST     GAINS   LOSSES   LOSSES FAIR VALUE TOTAL
                                            --------- ------- --------- ------ ---------- -----
                                                               (IN THOUSANDS)
FIXED MATURITY SECURITIES:
U.S. corporate securities.................. $205,550  $17,717  $   920  $  --   $222,347   40.8%
Foreign corporate securities...............  112,715   10,879       88     --    123,506   22.7
RMBS.......................................  106,967    1,962    3,602     --    105,327   19.3
U.S. Treasury and agency securities........   48,937      266    9,643     --     39,560    7.3
CMBS.......................................   12,714      835        1     --     13,548    2.5
State and political subdivision securities.   24,303      584      504     --     24,383    4.5
ABS........................................    8,110      456       34     --      8,532    1.6
Foreign government securities..............    6,413      611       --     --      7,024    1.3
                                            --------  -------  -------  -----   --------  -----
 Total fixed maturity securities........... $525,709  $33,310  $14,792  $  --   $544,227  100.0%
                                            ========  =======  =======  =====   ========  =====

   The Company held no non-income producing fixed maturity securities at December 31, 2011 and 2010.

   Concentrations of Credit Risk (Fixed Maturity Securities) -- Summary. The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   The Company was not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than the government securities summarized in the table below.

   Concentrations of Credit Risk (Government and Agency Securities). The following section contains a summary of the concentrations of credit risk related to government and agency fixed maturity and fixed-income securities holdings, which were greater than 10% of the Company's stockholder's equity at:

                                                                 DECEMBER 31,
                                                                ------------------
                                                                 2011      2010
                                                                 -------  -------
                                                                CARRYING VALUE (1)
                                                                ------------------
                                                                (IN THOUSANDS)
 U.S. Treasury and agency fixed maturity securities............ $55,959   $39,560
 U.S. Treasury and agency fixed-income securities included in:
 Short-term investments........................................ $30,996   $24,995
 Cash equivalents.............................................. $11,000   $ 7,399

--------
(1)Represents estimated fair value for fixed maturity securities and for short-term investments and cash equivalents, estimated fair value or amortized cost, which approximates estimated fair value.

   Maturities of Fixed Maturity Securities. The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), were as follows at:

                                                     DECEMBER 31,
                                        ---------------------------------------
                                               2011                2010
                                        ------------------- -------------------
                                                  ESTIMATED           ESTIMATED
                                        AMORTIZED   FAIR    AMORTIZED   FAIR
                                          COST      VALUE     COST      VALUE
                                        --------- --------- --------- ---------
                                                    (IN THOUSANDS)
Due in one year or less................ $  6,630  $  6,910  $  1,019  $  1,050
Due after one year through five years..  128,458   139,772    93,780   100,948
Due after five years through ten years.  214,417   238,900   221,262   241,811
Due after ten years....................   85,388    94,045    81,857    73,011
                                        --------  --------  --------  --------
 Subtotal..............................  434,893   479,627   397,918   416,820
RMBS, CMBS and ABS.....................  156,021   161,196   127,791   127,407
                                        --------  --------  --------  --------
 Total fixed maturity securities....... $590,914  $640,823  $525,709  $544,227
                                        ========  ========  ========  ========

   Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately in the table, as they are not due at a single maturity.

  EVALUATING AVAILABLE-FOR-SALE SECURITIES FOR OTHER-THAN-TEMPORARY IMPAIRMENT

   As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  NET UNREALIZED INVESTMENT GAINS (LOSSES)

   The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                                 ------------------------
                                                   2011      2010    2009
                                                 --------  -------  -----
                                                      (IN THOUSANDS)
      Fixed maturity securities................. $ 49,909  $18,518  $(934)
      Short-term investments....................       --        1   (452)
      Amounts allocated from DAC and VOBA.......   (2,600)  (1,500)    --
      Deferred income tax benefit (expense).....  (16,558)  (5,957)   485
                                                 --------  -------  -----
       Net unrealized investment gains (losses). $ 30,751  $11,062  $(901)
                                                 ========  =======  =====

   The changes in net unrealized investment gains (losses) were as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                               --------------------------
                                                                 2011      2010     2009
                                                               --------  -------  -------
                                                                     (IN THOUSANDS)
Balance, beginning of period.................................. $ 11,062  $  (901) $(2,223)
Unrealized investment gains (losses) during the year..........   31,390   19,905    2,034
Unrealized investment gains (losses) relating to DAC and VOBA.   (1,100)  (1,500)      --
Deferred income tax benefit (expense).........................  (10,601)  (6,442)    (712)
                                                               --------  -------  -------
Balance, end of period........................................ $ 30,751  $11,062  $  (901)
                                                               ========  =======  =======
Change in net unrealized investment gains (losses)............ $ 19,689  $11,963  $ 1,322
                                                               ========  =======  =======

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  CONTINUOUS GROSS UNREALIZED LOSSES AND OTTI LOSSES FOR FIXED MATURITY SECURITIES AVAILABLE-FOR-SALE BY SECTOR

   The following tables present the estimated fair value and gross unrealized losses of fixed maturity securities in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts presented below include the noncredit component of OTTI loss. Fixed maturity securities on which a noncredit OTTI loss has been recognized in accumulated other comprehensive income (loss) are categorized by length of time as being "less than 12 months" or "equal to or greater than 12 months" in a continuous unrealized loss position based on the point in time that the estimated fair value initially declined to below the amortized cost basis and not the period of time since the unrealized loss was deemed a noncredit OTTI loss.

                                                                   DECEMBER 31, 2011
                                             --------------------------------------------------------------
                                                                  EQUAL TO OR GREATER
                                             LESS THAN 12 MONTHS     THAN 12 MONTHS           TOTAL
                                             -------------------- -------------------- --------------------
                                             ESTIMATED   GROSS    ESTIMATED   GROSS    ESTIMATED   GROSS
                                               FAIR    UNREALIZED   FAIR    UNREALIZED   FAIR    UNREALIZED
                                               VALUE     LOSSES     VALUE     LOSSES     VALUE     LOSSES
                                             --------- ---------- --------- ---------- --------- ----------
                                                      (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
U.S. corporate securities...................  $ 5,522     $135     $    --    $   --    $ 5,522    $  135
Foreign corporate securities................   12,759      322          --        --     12,759       322
RMBS........................................       --       --      16,696     1,095     16,696     1,095
U.S. Treasury and agency securities.........       --       --      19,767       550     19,767       550
CMBS........................................       --       --          --        --         --        --
State and political subdivision securities..       --       --          --        --         --        --
ABS.........................................      941       17       3,973        27      4,914        44
                                              -------     ----     -------    ------    -------    ------
 Total fixed maturity securities............  $19,222     $474     $40,436    $1,672    $59,658    $2,146
                                              =======     ====     =======    ======    =======    ======
Total number of securities in an unrealized
  loss position.............................       23                    4
                                              =======              =======

                                                                   DECEMBER 31, 2010
                                             --------------------------------------------------------------
                                                                  EQUAL TO OR GREATER
                                             LESS THAN 12 MONTHS     THAN 12 MONTHS           TOTAL
                                             -------------------- -------------------- --------------------
                                             ESTIMATED   GROSS    ESTIMATED   GROSS    ESTIMATED   GROSS
                                               FAIR    UNREALIZED   FAIR    UNREALIZED   FAIR    UNREALIZED
                                               VALUE     LOSSES     VALUE     LOSSES     VALUE     LOSSES
                                             --------- ---------- --------- ---------- --------- ----------
                                                      (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
U.S. corporate securities...................  $25,922    $  884    $ 1,074   $    36   $ 26,996   $   920
Foreign corporate securities................    4,048        88         --        --      4,048        88
RMBS........................................   33,446       477     14,586     3,125     48,032     3,602
U.S. Treasury and agency securities.........    7,853     1,310     25,758     8,333     33,611     9,643
CMBS........................................      790         1         --        --        790         1
State and political subdivision securities..   12,847       504         --        --     12,847       504
ABS.........................................    3,966        34         --        --      3,966        34
                                              -------    ------    -------   -------   --------   -------
 Total fixed maturity securities............  $88,872    $3,298    $41,418   $11,494   $130,290   $14,792
                                              =======    ======    =======   =======   ========   =======
Total number of securities in an unrealized
  loss position.............................       31                    4
                                              =======              =======

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  AGING OF GROSS UNREALIZED LOSSES AND OTTI LOSSES FOR FIXED MATURITY SECURITIES AVAILABLE-FOR-SALE

   The following tables present the amortized cost, gross unrealized losses, including the portion of OTTI loss on fixed maturity securities recognized in accumulated other comprehensive income (loss), gross unrealized losses as a percentage of amortized cost and number of securities for fixed maturity securities where the estimated fair value had declined and remained below amortized cost by less than 20%, or 20% or more at:

                                                                DECEMBER 31, 2011
                                                    -------------------------------------------
                                                                     GROSS UNREALIZED NUMBER OF
                                                     AMORTIZED COST      LOSSES       SECURITIES
                                                    ---------------- ---------------  ---------
                                                                      LESS            LESS  20%
                                                    LESS THAN 20% OR  THAN    20% OR  THAN   OR
                                                       20%     MORE   20%      MORE   20%   MORE
                                                    --------- ------ ------   ------  ----  ----
                                                    (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months...............................  $18,678  $  --  $  400   $  --    21    --
Six months or greater but less than nine months....    1,018     --      74      --     2    --
Nine months or greater but less than twelve months.       --     --      --      --    --    --
Twelve months or greater...........................   42,108     --   1,672      --     4    --
                                                     -------  -----  ------   -----
 Total.............................................  $61,804  $  --  $2,146   $  --
                                                     =======  =====  ======   =====
Percentage of amortized cost.......................                       3%     --%
                                                                     ======   =====

                                                                 DECEMBER 31, 2010
                                                    -------------------------------------------
                                                                      GROSS UNREALIZED NUMBER OF
                                                     AMORTIZED COST       LOSSES       SECURITIES
                                                    ----------------- --------------   ---------
                                                                       LESS            LESS  20%
                                                    LESS THAN 20% OR   THAN    20% OR  THAN   OR
                                                       20%     MORE    20%      MORE   20%   MORE
                                                    --------- ------- ------   ------  ----  ----
                                                    (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months............................... $ 92,170  $34,092 $3,298   $8,334   31     1
Six months or greater but less than nine months....       --       --     --       --   --    --
Nine months or greater but less than twelve months.       --       --     --       --   --    --
Twelve months or greater...........................   18,820       --  3,160       --    3    --
                                                    --------  ------- ------   ------
 Total............................................. $110,990  $34,092 $6,458   $8,334
                                                    ========  ======= ======   ======
Percentage of amortized cost.......................                        6%      24%
                                                                      ======   ======

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  CONCENTRATION OF GROSS UNREALIZED LOSSES FOR FIXED MATURITY SECURITIES AVAILABLE-FOR-SALE

   The gross unrealized losses related to fixed maturity securities, including the portion of OTTI losses on fixed maturity securities recognized in accumulated other comprehensive income (loss) were $2.1 million and $14.8 million at December 31, 2011 and 2010, respectively. The concentration, calculated as a percentage of gross unrealized losses (including OTTI losses), by sector and industry was as follows at:

                                                         DECEMBER 31,
                                                         -----------
                                                         2011   2010
                                                         ----   ----
             SECTOR:
             RMBS.......................................  51%    24%
             U.S. Treasury and agency securities........  26     65
             Foreign corporate securities...............  15      1
             U.S. corporate securities..................   6      6
             ABS........................................   2     --
             State and political subdivision securities.  --      4
                                                         ---    ---
              Total..................................... 100%   100%
                                                         ===    ===
             INDUSTRY:
             Mortgage-backed............................  51%    24%
             U.S. Treasury and agency securities........  26     65
             Industrial.................................  10     --
             Finance....................................   5     --
             Consumer...................................   4      1
             Communications.............................   2     --
             Asset-backed...............................   2     --
             Utility....................................  --      4
             State and political subdivision securities.  --      4
             Other......................................  --      2
                                                         ---    ---
              Total..................................... 100%   100%
                                                         ===    ===

  EVALUATING TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE SECURITIES

   The following table presents fixed maturity securities with gross unrealized losses of greater than $1 million, the number of securities, total gross unrealized losses and percentage of total gross unrealized losses at:

                                                        DECEMBER 31,
                                                       --------------------
                                                         2011       2010
                                                       ------     -------
                                                       (IN THOUSANDS, EXCEPT
                                                       NUMBER OF SECURITIES)
          Number of securities........................    --           4
          Total gross unrealized losses............... $  --     $12,768
          Percentage of total gross unrealized losses.    --%         86%

   Fixed maturity securities with gross unrealized losses greater than $1 million decreased $12.8 million during the year ended December 31, 2011. The decline in, or improvement in, gross unrealized losses for the year ended

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 2011, was primarily attributable to a decrease in interest rates, partially offset by widening credit spreads. These securities were included in the Company's OTTI review process.

   In the Company's impairment review process, an extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

   Based on the Company's current evaluation of available-for-sale securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired.

   Future OTTIs will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, changes in collateral valuation, changes in interest rates and changes in credit spreads. If economic fundamentals or any of the above factors deteriorate, additional OTTIs may be incurred in upcoming periods.

  NET INVESTMENT GAINS (LOSSES)

   The components of net investment gains (losses) were as follows:

                                                                                YEARS ENDED DECEMBER 31,
                                                                               -------------------------
                                                                                 2011     2010     2009
                                                                               -------  -------  -------
                                                                                     (IN THOUSANDS)
Total gains (losses) on fixed maturity securities:
Total OTTI losses recognized.................................................. $   (41) $    --  $  (451)
Less: Noncredit portion of OTTI losses transferred to and recognized in other
  comprehensive income (loss).................................................      --       --       --
                                                                               -------  -------  -------
 Net OTTI losses on fixed maturity securities recognized in earnings..........     (41)      --     (451)
 Fixed maturity securities -- net gains (losses) on sales and disposals.......  (3,118)    (757)  (1,508)
                                                                               -------  -------  -------
   Total gains (losses) on fixed maturity securities..........................  (3,159)    (757)  (1,959)
Other net investment gains (losses):
 Mortgage loans...............................................................      64     (492)    (187)
 Other gains (losses).........................................................       7       --      (13)
                                                                               -------  -------  -------
   Total net investment gains (losses)........................................ $(3,088) $(1,249) $(2,159)
                                                                               =======  =======  =======

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity securities net investment gains (losses) were as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                 YEARS ENDED DECEMBER 31,
                                                --------------------------
                                                  2011     2010     2009
                                                -------  -------  --------
                                                      (IN THOUSANDS)
     Proceeds.................................. $45,057  $84,322  $162,029
                                                =======  =======  ========
     Gross investment gains.................... $   319  $ 2,086  $  1,636
                                                -------  -------  --------
     Gross investment losses...................  (3,437)  (2,843)   (3,144)
                                                -------  -------  --------
     Total OTTI losses recognized in earnings:
      Credit-related...........................     (41)      --      (451)
                                                -------  -------  --------
        Net investment gains (losses).......... $(3,159) $  (757) $ (1,959)
                                                =======  =======  ========

   Fixed maturity security OTTI losses recognized in earnings for the years ended December 31, 2011, 2010 and 2009 of $41 thousand, $0 and $451 thousand, respectively, related to the financial services industry within the U.S. and foreign corporate securities sector.

  NET INVESTMENT INCOME

   The components of net investment income were as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     ------------------------
                                                      2011     2010    2009
                                                     ------- -------  -------
                                                          (IN THOUSANDS)
  Investment income:
  Fixed maturity securities......................... $31,423 $27,207  $18,926
  Mortgage loans....................................   4,934   3,332    1,320
  Cash, cash equivalents and short-term investments.      35    (174)     234
                                                     ------- -------  -------
   Subtotal.........................................  36,392  30,365   20,480
  Less: Investment expenses.........................     945     769      392
                                                     ------- -------  -------
     Net investment income.......................... $35,447 $29,596  $20,088
                                                     ======= =======  =======

   See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses included in the table above.

  INVESTED ASSETS ON DEPOSIT

   Invested assets on deposit with regulatory agencies with an estimated fair value of $1.6 million and $1.2 million at December 31, 2011 and 2010, respectively, consisted primarily of fixed maturity securities.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  MORTGAGE LOANS

   Mortgage loans are summarized as follows at:

                                                  DECEMBER 31,
                                   ------------------------------------------
                                           2011                  2010
                                   --------------------  --------------------
                                      CARRYING    % OF      CARRYING    % OF
                                       VALUE      TOTAL      VALUE      TOTAL
                                   -------------- -----  -------------- -----
                                   (IN THOUSANDS)        (IN THOUSANDS)
 Mortgage loans:
  Commercial......................    $ 86,236     86.5%    $66,981      86.0%
  Agricultural....................      14,071     14.1      11,645      14.9
                                      --------    -----     -------     -----
    Subtotal......................     100,307    100.6      78,626     100.9
  Valuation allowances............        (624)    (0.6)       (688)     (0.9)
                                      --------    -----     -------     -----
      Total mortgage loans, net...    $ 99,683    100.0%    $77,938     100.0%
                                      ========    =====     =======     =====

   All of the commercial and agricultural mortgage loans held at both December 31, 2011 and 2010 were evaluated collectively for credit losses. The valuation allowances maintained at both December 31, 2011 and 2010, as shown above, were primarily for the commercial mortgage loan portfolio segment and were for non-specifically identified credit losses.

   The following tables present the changes in the valuation allowance, by portfolio segment:

                                            MORTGAGE LOAN VALUATION ALLOWANCES
                                            -------------------------------
                                             COMMERCIAL    AGRICULTURAL  TOTAL
                                            -----------   ------------- ------
                                                     (IN THOUSANDS)
   Balance at January 1, 2009..............    $ --            $ 9       $  9
   Provision (release).....................     171             16        187
   Charge-offs, net of recoveries..........      --             --         --
                                               ----            ---       ----
   Balance at December 31, 2009............     171             25        196
   Provision (release).....................     486              6        492
   Charge-offs, net of recoveries..........      --             --         --
                                               ----            ---       ----
   Balance at December 31, 2010............     657             31        688
   Provision (release).....................     (72)             8        (64)
   Charge-offs, net of recoveries..........      --             --         --
                                               ----            ---       ----
   Balance at December 31, 2011............    $585            $39       $624
                                               ====            ===       ====

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Commercial Mortgage Loans -- by Credit Quality Indicators with Estimated Fair Value. See Note 1 for a discussion of all credit quality indicators presented herein. Presented below for the commercial mortgage loans is the recorded investment, prior to valuation allowances, by the indicated loan-to-value ratio categories and debt service coverage ratio categories and estimated fair value of such mortgage loans by the indicated loan-to-value ratio categories at:

                                                     COMMERCIAL
                       ---------------------------------------------------------------------
                                     RECORDED INVESTMENT
                       -----------------------------------------------
                       DEBT SERVICE COVERAGE RATIOS
                       -----------------------------                    ESTIMATED
                       > 1.20X 1.00X - 1.20X < 1.00X  TOTAL  % OF TOTAL FAIR VALUE % OF TOTAL
                       ------- ------------- ------- ------- ---------- ---------- ----------
                                  (IN THOUSANDS)                (IN THOUSANDS)
DECEMBER 31, 2011:
Loan-to-value ratios:
Less than 65%......... $74,341     $ --      $1,998  $76,339    88.5%    $83,040      89.1%
65% to 75%............   8,926      971          --    9,897    11.5      10,153      10.9
76% to 80%............      --       --          --       --      --          --        --
Greater than 80%......      --       --          --       --      --          --        --
                       -------     ----      ------  -------   -----     -------     -----
 Total................ $83,267     $971      $1,998  $86,236   100.0%    $93,193     100.0%
                       =======     ====      ======  =======   =====     =======     =====
DECEMBER 31, 2010:
Loan-to-value ratios:
Less than 65%......... $53,850     $ --      $1,992  $55,842    83.4%    $59,930      83.9%
65% to 75%............   7,934       --          --    7,934    11.8       8,366      11.7
76% to 80%............      --       --          --       --      --          --        --
Greater than 80%......   3,205       --          --    3,205     4.8       3,175       4.4
                       -------     ----      ------  -------   -----     -------     -----
 Total................ $64,989     $ --      $1,992  $66,981   100.0%    $71,471     100.0%
                       =======     ====      ======  =======   =====     =======     =====

   Agricultural Mortgage Loans -- by Credit Quality Indicator. All of the agricultural mortgage loans held at both December 31, 2011 and 2010 had a loan-to-value ratio of less than 65%.

   Past Due, Interest Accrual Status and Impaired Mortgage Loans. The Company has a high quality, well performing, mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2011 and 2010. The Company defines delinquent mortgage loans consistent with industry practice, when interest and principal payments are past due as follows: commercial mortgage loans -- 60 days or more; and agricultural mortgage loans -- 90 days or more. The Company had no impaired mortgage loans, no loans past due and no loans in non-accrual status at both December 31, 2011 and 2010. The Company did not recognize interest income on impaired mortgage loans during the years ended December 31, 2011 and 2010.

   Mortgage Loans Modified in a Troubled Debt Restructuring. See Note 1 for a discussion of loan modifications that are classified as troubled debt restructuring and the types of concessions typically granted. At December 31, 2011, the Company had no mortgage loans modified during the period in a troubled debt restructuring.

  CASH EQUIVALENTS

   The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $11.0 million and $7.4 million at December 31, 2011 and 2010, respectively.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  VARIABLE INTEREST ENTITIES

   The Company holds investments in certain entities that are VIEs. The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds significant variable interests but is not the primary beneficiary and which have not been consolidated at:

                                                             DECEMBER 31,
                                               -----------------------------------------
                                                       2011                 2010
                                               -------------------- --------------------
                                                          MAXIMUM              MAXIMUM
                                               CARRYING  EXPOSURE   CARRYING  EXPOSURE
                                                AMOUNT  TO LOSS (1)  AMOUNT  TO LOSS (1)
                                               -------- ----------- -------- -----------
                                                            (IN THOUSANDS)
Fixed maturity securities available-for-sale:
 RMBS (2)..................................... $106,164  $106,164   $105,327  $105,327
 CMBS (2).....................................   45,335    45,335     13,548    13,548
 ABS (2)......................................    9,697     9,697      8,532     8,532
 Foreign corporate securities.................    6,279     6,279      6,176     6,176
 U.S. corporate securities....................       --        --      5,101     5,101
                                               --------  --------   --------  --------
   Total...................................... $167,475  $167,475   $138,684  $138,684
                                               ========  ========   ========  ========

--------
(1)The maximum exposure to loss relating to the fixed maturity securities is equal to the carrying amounts or carrying amounts of retained interests. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

   As described in Note 9, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2011, 2010 and 2009.

  RELATED PARTY INVESTMENT TRANSACTIONS

   The Company receives investment administrative services from an affiliate. These investment expenses were $935 thousand, $754 thousand and $382 thousand for the years ended December 31, 2011, 2010 and 2009, respectively. The Company had no additional affiliated net investment income for the year ended
December 31, 2011. Additional affiliated net investment income was ($218) thousand and $116 thousand for the years ended December 31, 2010 and 2009, respectively.

3.  DERIVATIVE FINANCIAL INSTRUMENTS

  ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS

   See Note 1 for a description of the Company's accounting policies for derivative financial instruments.

   See Note 4 for information about the fair value hierarchy for derivatives.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  EMBEDDED DERIVATIVES

   The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; and affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs.

   The following table presents the estimated fair value of the Company's embedded derivatives at:

                                                               DECEMBER 31,
                                                            -----------------
                                                              2011     2010
                                                            -------- --------
                                                              (IN THOUSANDS)
 Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefits........................ $219,952 $ 72,681
 Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefits....................... $ 20,110 $(20,660)

   The following table presents changes in estimated fair value related to embedded derivatives:

                                                     YEARS ENDED DECEMBER 31,
                                                     ------------------------
                                                      2011    2010     2009
                                                     ------- ------- --------
                                                          (IN THOUSANDS)
  Net derivative gains (losses) (1), (2)............ $97,765 $26,905 $(78,406)

--------
(1)The valuation of direct guaranteed minimum benefits includes an adjustment for nonperformance risk. The amounts included in net derivative gains (losses), in connection with this adjustment, were $4.9 million, ($1.1) million and ($20.2) million for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes an adjustment for nonperformance risk. The amounts included in net derivative gains (losses), in connection with this adjustment, were ($17.0) million, $10.0 million and $76.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(2)See Note 7 for discussion of affiliated net derivative gains (losses) included in the table above.

4.  FAIR VALUE

   Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

   The assets and liabilities measured at estimated fair value on a recurring basis were determined as described below. These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

                                                                     DECEMBER 31, 2011
                                                ------------------------------------------------------------
                                                 FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                                -------------------------------------------------
                                                 QUOTED PRICES IN
                                                ACTIVE MARKETS FOR                   SIGNIFICANT    TOTAL
                                                 IDENTICAL ASSETS  SIGNIFICANT OTHER UNOBSERVABLE ESTIMATED
                                                 AND LIABILITIES   OBSERVABLE INPUTS    INPUTS      FAIR
                                                    (LEVEL 1)          (LEVEL 2)      (LEVEL 3)     VALUE
                                                ------------------ ----------------- ------------ ----------
                                                                       (IN THOUSANDS)
ASSETS:
Fixed maturity securities:
 U.S. corporate securities.....................      $    --          $  258,935       $ 12,640   $  271,575
 Foreign corporate securities..................           --             117,757             --      117,757
 RMBS..........................................           --             106,164             --      106,164
 U.S. Treasury and agency securities...........       39,766              16,193             --       55,959
 CMBS..........................................           --              40,119          5,216       45,335
 State and political subdivision securities....           --              27,172             --       27,172
 ABS...........................................           --               5,724          3,973        9,697
 Foreign government securities.................           --               7,164             --        7,164
                                                     -------          ----------       --------   ----------
   Total fixed maturity securities.............       39,766             579,228         21,829      640,823
                                                     -------          ----------       --------   ----------
Short-term investments.........................       16,998              13,998             --       30,996
Net embedded derivatives within asset host
  contracts (1)................................           --                  --        219,952      219,952
Separate account assets (2)....................           --           3,870,716             --    3,870,716
                                                     -------          ----------       --------   ----------
   Total assets................................      $56,764          $4,463,942       $241,781   $4,762,487
                                                     =======          ==========       ========   ==========
LIABILITIES:
Net embedded derivatives within liability host
  contracts (1)................................      $    --          $       --       $ 20,110   $   20,110
                                                     =======          ==========       ========   ==========

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


                                                                      DECEMBER 31, 2010
                                                ------------------------------------------------------------
                                                 FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                                ------------------------------------------------
                                                 QUOTED PRICES IN
                                                ACTIVE MARKETS FOR                   SIGNIFICANT     TOTAL
                                                 IDENTICAL ASSETS  SIGNIFICANT OTHER UNOBSERVABLE  ESTIMATED
                                                 AND LIABILITIES   OBSERVABLE INPUTS    INPUTS       FAIR
                                                    (LEVEL 1)          (LEVEL 2)      (LEVEL 3)      VALUE
                                                ------------------ ----------------- ------------ ----------
                                                                       (IN THOUSANDS)
ASSETS:
Fixed maturity securities:
 U.S. corporate securities.....................      $    --          $  211,911       $ 10,436   $  222,347
 Foreign corporate securities..................           --             121,348          2,158      123,506
 RMBS..........................................           --             105,327             --      105,327
 U.S. Treasury and agency securities...........       27,554              12,006             --       39,560
 CMBS..........................................           --              13,548             --       13,548
 State and political subdivision securities....           --              24,383             --       24,383
 ABS...........................................           --               4,566          3,966        8,532
 Foreign government securities.................           --               7,024             --        7,024
                                                     -------          ----------       --------   ----------
   Total fixed maturity securities.............       27,554             500,113         16,560      544,227
                                                     -------          ----------       --------   ----------
Short-term investments.........................       24,995                  --             --       24,995
Net embedded derivatives within asset host
  contracts (1)................................           --                  --         72,681       72,681
Separate account assets (2)....................           --           3,229,029             --    3,229,029
                                                     -------          ----------       --------   ----------
   Total assets................................      $52,549          $3,729,142       $ 89,241   $3,870,932
                                                     =======          ==========       ========   ==========
LIABILITIES:
Net embedded derivatives within liability host
  contracts (1)................................      $    --          $       --       $(20,660)  $  (20,660)
                                                     =======          ==========       ========   ==========

--------
(1)Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within PABs in the balance sheets.

(2)Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

   The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  Fixed Maturity Securities and Short-term Investments

   When available, the estimated fair value of the Company's fixed maturity securities and short-term investments are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity and management's assumptions regarding estimated duration, liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

   The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active markets, quoted prices in markets that are not active and observable yields and spreads in the market.

   When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

   The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

  Embedded Derivatives Within Asset and Liability Host Contracts

   Embedded derivatives principally include certain direct variable annuity guarantees and certain affiliated ceded reinsurance agreements related to such variable annuity guarantees. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

   The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the balance sheets.

   The fair value of these guarantees is estimated using the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The valuation of these guarantee liabilities includes adjustments for nonperformance risk and for a risk margin related to non-capital market inputs.

   The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs previously described. These embedded derivatives are included within premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  Separate Account Assets

   Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Assets within the Company's separate accounts consist of mutual funds. See
"-- Valuation Techniques and Inputs by Level Within the Three-Level Fair Value Hierarchy by Major Classes of Assets and Liabilities" below for a discussion of the methods and assumptions used to estimate the fair value of these financial instruments.

VALUATION TECHNIQUES AND INPUTS BY LEVEL WITHIN THE THREE-LEVEL FAIR VALUE HIERARCHY BY MAJOR CLASSES OF ASSETS AND LIABILITIES

   A description of the significant valuation techniques and inputs to the determination of estimated fair value for the more significant asset and liability classes measured at fair value on a recurring basis is as follows:

   The Company determines the estimated fair value of its investments using primarily the market approach and the income approach. The use of quoted prices for identical assets and matrix pricing or other similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach. The Company attempts to maximize the use of observable inputs and minimize the use of unobservable inputs in selecting whether the market or income approach is used.

   While certain investments have been classified as Level 1 from the use of unadjusted quoted prices for identical investments supported by high volumes of trading activity and narrow bid/ask spreads, most investments have been classified as Level 2 because the significant inputs used to measure the fair value on a recurring basis of the same or similar investment are market observable or can be corroborated using market observable information for the full term of the investment. Level 3 investments include those where estimated fair values are based on significant unobservable inputs that are supported by little or no market activity and may reflect management's own assumptions about what factors market participants would use in pricing these investments.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


LEVEL 1 MEASUREMENTS:

  Fixed Maturity Securities and Short-term Investments

   These securities are comprised of U.S. Treasury and agency securities and short-term money market securities, including U.S. Treasury bills. Valuation of these securities is based on unadjusted quoted prices in active markets that are readily and regularly available.

LEVEL 2 MEASUREMENTS:

  Fixed Maturity Securities and Short-term Investments

   This level includes fixed maturity securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 securities described below.

      U.S. corporate and foreign corporate securities. These securities are principally valued using the market and income approaches. Valuation is based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Investment grade privately placed securities are valued using discounted cash flow methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer. This level also includes certain below investment grade privately placed fixed maturity securities priced by independent pricing services that use observable inputs.

      Structured securities comprised of RMBS, CMBS and ABS. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

      U.S. Treasury and agency securities. These securities are principally valued using the market approach. Valuation is based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury curve for the identical security and comparable securities that are actively traded.

      Foreign government and state and political subdivision securities. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market observable inputs including benchmark U.S. Treasury or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  Separate Account Assets

   These assets are comprised of certain mutual funds without readily determinable fair values given prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

LEVEL 3 MEASUREMENTS:

   In general, investments classified within Level 3 use many of the same valuation techniques and inputs as described in Level 2 Measurements. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates generally causing these investments to be classified in Level 3.

  Fixed Maturity Securities

   This level includes fixed maturity securities priced principally by independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data.

      U.S. corporate and foreign corporate securities. These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or cannot be derived principally from, or corroborated by, observable market data, including illiquidity premiums and spread adjustments to reflect industry trends or specific credit-related issues. Valuations may be based on independent non-binding broker quotations. Generally, below investment grade privately placed or distressed securities included in this level are valued using discounted cash flow methodologies which rely upon significant, unobservable inputs and inputs that cannot be derived principally from, or corroborated by, observable market data.

      Structured securities comprised of CMBS and ABS. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, or are based on independent non-binding broker quotations. Below investment grade securities included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, and certain of these securities are valued based on independent non-binding broker quotations.

  Direct Guaranteed Minimum Benefits

   These embedded derivatives are principally valued using an income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  Reinsurance Ceded on Certain Guaranteed Minimum Benefits

   These embedded derivatives are principally valued using an income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those previously described under "Direct Guaranteed Minimum Benefits" and also include counterparty credit spreads.

TRANSFERS BETWEEN LEVELS 1 AND 2:

   During the years ended December 31, 2011 and 2010, transfers between Levels 1 and 2 were not significant.

TRANSFERS INTO OR OUT OF LEVEL 3:

   Overall, transfers into and/or out of Level 3 are attributable to a change in the observability of inputs. Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable. Transfers into and/or out of any level are assumed to occur at the beginning of the period. Significant transfers into and/or out of Level 3 assets and liabilities for the years ended December 31, 2011 and 2010 are summarized below.

   Transfers into Level 3 were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade), which have resulted in decreased transparency of valuations and an increased use of broker quotations and unobservable inputs to determine estimated fair value.

   During the year ended December 31, 2011, there were no transfers into Level 3. During the year ended December 31, 2010, transfers into Level 3 for fixed maturity securities of $570 thousand were principally comprised of certain private placements included in U.S. corporate securities.

   Transfers out of Level 3 resulted primarily from increased transparency of both new issuances that subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs or increases in market activity and upgraded credit ratings.

   During the year ended December 31, 2011, transfers out of Level 3 for fixed maturity securities of $2.1 million were comprised of foreign and U.S. corporate securities. During the year ended December 31, 2010, there were no transfers out of Level 3.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3), including realized and unrealized gains (losses) of all assets and (liabilities) and realized and unrealized gains (losses) of all assets and (liabilities) still held at the end of the respective time periods:

                                            FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                            -----------------------------------------------------------------------
                                                   FIXED MATURITY SECURITIES:
                                            ---------------------------------------------------
                                                U.S.          FOREIGN                                  NET
                                             CORPORATE       CORPORATE                              EMBEDDED
                                              SECURITIES      SECURITIES      CMBS       ABS      DERIVATIVES (5)
                                            ------------    ------------    ------      ------  -----------------
                                                                  (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2011:
Balance, January 1,........................   $10,436         $ 2,158       $   --     $3,966       $ 93,341
Total realized/unrealized gains (losses)
  included in:
 Earnings: (1), (2)
   Net investment income...................         3              --          (13)        --             --
   Net investment gains (losses)...........        21              33           --         --             --
   Net derivative gains (losses)...........        --              --           --         --         97,765
 Other comprehensive income (loss).........       255              20           13          7             --
Purchases (3)..............................     4,789              --        5,216         --             --
Sales (3)..................................    (1,973)         (1,033)          --         --             --
Issuances (3)..............................        --              --           --         --             --
Settlements (3)............................        --              --           --         --          8,736
Transfers into Level 3 (4).................        --              --           --         --             --
Transfers out of Level 3 (4)...............      (891)         (1,178)          --         --             --
                                              -------         -------        ------     ------      --------
Balance, December 31,......................   $12,640         $    --       $5,216     $3,973       $199,842
                                              =======         =======        ======     ======      ========
Changes in unrealized gains (losses)
  relating to assets and liabilities still
  held at December 31, 2011 included in
  earnings:
   Net investment income...................   $    (1)        $    --       $  (13)    $   --       $     --
   Net investment gains (losses)...........   $    --         $    --       $   --     $   --       $     --
   Net derivative gains (losses)...........   $    --         $    --       $   --     $   --       $ 98,677

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


                                                       FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS
                                                                            (LEVEL 3)
                                                       -------------------------------------------------------------
                                                           FIXED MATURITY SECURITIES:
                                                       ------------------------------------------
                                                          U.S.       FOREIGN                             NET
                                                       CORPORATE    CORPORATE                         EMBEDDED
                                                       SECURITIES   SECURITIES   CMBS      ABS     DERIVATIVES (5)
                                                       ----------   ----------    -----   ------   ---------------
                                                                         (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2010:
Balance, January 1,...................................  $ 8,136       $1,289     $  --   $   --        $59,217
Total realized/unrealized gains (losses) included in:
 Earnings: (1), (2)
   Net investment income..............................      (41)          --        --       --             --
   Net investment gains (losses)......................       --         (144)       --       --             --
   Net derivative gains (losses)......................       --           --        --       --         26,905
 Other comprehensive income (loss)....................      168          170        --      (34)            --
Purchases, sales, issuances and settlements (3).......    1,603          843        --    4,000          7,219
Transfers into Level 3 (4)............................      570           --        --       --             --
Transfers out of Level 3 (4)..........................       --           --        --       --             --
                                                        -------       ------      -----   ------       -------
Balance, December 31,.................................  $10,436       $2,158     $  --   $3,966        $93,341
                                                        =======       ======      =====   ======       =======
Changes in unrealized gains (losses) relating to
  assets and liabilities still held at December 31,
  2010 included in earnings:
   Net investment income..............................  $   (41)      $   --     $  --   $   --        $    --
   Net investment gains (losses)......................  $    --       $   --     $  --   $   --        $    --
   Net derivative gains (losses)......................  $    --       $   --     $  --   $   --        $27,633

                                                       FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS
                                                                           (LEVEL 3)
                                                       ------------------------------------------------------------
                                                          FIXED MATURITY SECURITIES:
                                                       -------------------------------------------
                                                          U.S.        FOREIGN                            NET
                                                       CORPORATE     CORPORATE                        EMBEDDED
                                                       SECURITIES    SECURITIES    CMBS     ABS    DERIVATIVES (5)
                                                       ----------    ----------     -----   -----  ---------------
                                                                        (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2009:
Balance, January 1,...................................   $1,306        $1,672      $  --   $  --      $131,270
Total realized/unrealized gains (losses) included in:
 Earnings: (1), (2)
   Net investment income..............................       19           (23)        --      --            --
   Net investment gains (losses)......................       --           (67)        --      --            --
   Net derivative gains (losses)......................       --            --         --      --       (77,960)
 Other comprehensive income (loss)....................       26           657         --      --            --
Purchases, sales, issuances and settlements (3).......    6,785          (950)        --      --         5,907
Transfers into and/or out of Level 3 (4)..............       --            --         --      --            --
                                                         ------        ------       -----   -----     --------
Balance, December 31,.................................   $8,136        $1,289      $  --   $  --      $ 59,217
                                                         ======        ======       =====   =====     ========
Changes in unrealized gains (losses) relating to
  assets and liabilities still held at December 31,
  2009 included in earnings:
   Net investment income..............................   $   19        $   --      $  --   $  --      $     --
   Net investment gains (losses)......................   $   --        $   --      $  --   $  --      $     --
   Net derivative gains (losses)......................   $   --        $   --      $  --   $  --      $(77,350)

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

--------
(1)Amortization of premium/discount is included within net investment income. Impairments charged to earnings on securities are included within net investment gains (losses). Lapses associated with embedded derivatives are included within net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)The amount reported within purchases, sales, issuances and settlements is the purchase or issuance price and the sales or settlement proceeds based upon the actual date purchased or issued and sold or settled, respectively. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. For the year ended December 31, 2011, fees attributed to net embedded derivatives are included within settlements. For the years ended December 31, 2010 and 2009, fees attributed to net embedded derivatives are included within purchases, sales, issuances and settlements.

(4)Total gains and losses (in earnings and other comprehensive income (loss)) are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and/or out of Level 3 in the same period are excluded from the rollforward.

(5)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

   Amounts related to the Company's financial instruments that were not measured at fair value on a recurring basis, were as follows:

                                                          DECEMBER 31,
                                 -------------------------------------------------------------
                                              2011                           2010
                                 ------------------------------ ------------------------------
                                                     ESTIMATED                       ESTIMATED
                                 NOTIONAL  CARRYING    FAIR     NOTIONAL  CARRYING     FAIR
                                  AMOUNT    VALUE      VALUE     AMOUNT    VALUE       VALUE
                                 -------- ---------- ---------- -------- ---------- ----------
                                                         (IN THOUSANDS)
ASSETS:
Mortgage loans, net.............          $   99,683 $  108,094          $   77,938 $   83,736
Cash and cash equivalents.......          $   13,016 $   13,016          $    7,758 $    7,758
Accrued investment income.......          $    6,342 $    6,342          $    5,824 $    5,824
Premiums, reinsurance and other
  receivables (1)...............          $1,145,166 $1,248,070          $1,168,603 $1,261,952
LIABILITIES:
PABs (1)........................          $1,420,768 $1,565,169          $1,436,730 $1,544,805
COMMITMENTS: (2)
Mortgage loan commitments.......  $  --   $       -- $       --  $2,000  $       -- $      (37)
Commitments to fund private
  corporate bond investments....  $  --   $       -- $       --  $3,442  $       -- $       --

--------
(1)Carrying values presented herein differ from those presented in the balance sheets because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions excluded from the table above are not considered financial instruments.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


(2)Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities.

   The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

   The assets and liabilities measured at estimated fair value on a recurring basis include: fixed maturity securities, short-term investments, net embedded derivatives within asset and liability host contracts and separate account assets. These assets and liabilities are described in the section "-- Recurring Fair Value Measurements" and, therefore, are excluded from the table above. The estimated fair value for these financial instruments approximates carrying value.

  Mortgage Loans

   The Company originates mortgage loans principally for investment purposes. These loans are principally carried at amortized cost. The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk.

  Cash and Cash Equivalents

   Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

  Accrued Investment Income

   Due to the short term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

  Premiums, Reinsurance and Other Receivables

   Premiums, reinsurance and other receivables in the preceding table are comprised of certain amounts recoverable under reinsurance agreements.

   Premiums receivable and those amounts recoverable under reinsurance agreements determined to transfer significant risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented in the preceding table. Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been included in the preceding table. The estimated fair value is determined as the present value of expected future cash flows, which were discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  PABs

   PABs in the table above include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are included in this caption in the financial statements but excluded from this caption in the table above as they are separately presented in "-- Recurring Fair Value Measurements." The remaining difference between the amounts reflected as PABs in the preceding table and those recognized in the balance sheets represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

   The investment contracts primarily include fixed deferred annuities, fixed term payout annuities and total control accounts. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread to reflect the nonperformance risk in the liability.

  Mortgage Loan Commitments and Commitments to Fund Private Corporate Bond Investments

   The estimated fair values for mortgage loan commitments that will be held for investment and commitments to fund private corporate bonds that will be held for investment reflected in the above table represents the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the commitments.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

   Information regarding DAC and VOBA was as follows:

                                                 DAC     VOBA    TOTAL
                                              --------  -----  --------
                                                    (IN THOUSANDS)
        Balance at January 1, 2009........... $ 94,728  $ 357  $ 95,085
        Capitalizations......................   52,762     --    52,762
                                              --------  -----  --------
         Subtotal............................  147,490    357   147,847
                                              --------  -----  --------
        Amortization related to:
         Net investment gains (losses).......   18,120     --    18,120
         Other expenses......................  (16,295)   (45)  (16,340)
                                              --------  -----  --------
           Total amortization................    1,825    (45)    1,780
                                              --------  -----  --------
        Balance at December 31, 2009.........  149,315    312   149,627
        Capitalizations......................   65,577     --    65,577
                                              --------  -----  --------
         Subtotal............................  214,892    312   215,204
                                              --------  -----  --------
        Amortization related to:
         Net investment gains (losses).......  (10,812)    --   (10,812)
         Other expenses......................  (19,088)  (126)  (19,214)
                                              --------  -----  --------
           Total amortization................  (29,900)  (126)  (30,026)
                                              --------  -----  --------
        Unrealized investment gains (losses).   (1,500)    --    (1,500)
                                              --------  -----  --------
        Balance at December 31, 2010.........  183,492    186   183,678
        Capitalizations......................   79,902     --    79,902
                                              --------  -----  --------
         Subtotal............................  263,394    186   263,580
                                              --------  -----  --------
        Amortization related to:
         Net investment gains (losses).......  (32,017)    --   (32,017)
         Other expenses......................  (32,196)   (26)  (32,222)
                                              --------  -----  --------
           Total amortization................  (64,213)   (26)  (64,239)
                                              --------  -----  --------
        Unrealized investment gains (losses).   (1,100)    --    (1,100)
                                              --------  -----  --------
        Balance at December 31, 2011......... $198,081  $ 160  $198,241
                                              ========  =====  ========

   The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $73 thousand in 2012, $38 thousand in 2013, $12 thousand in 2014, $10 thousand in 2015 and $11 thousand in 2016.

   Amortization of DAC and VOBA is attributed to both investment gains and losses and to other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


6.  INSURANCE

  VALUE OF DISTRIBUTION AGREEMENTS

   Information regarding VODA, which was reported in other assets, was as follows:

                                                                      AMOUNT
                                                                  --------------
                                                                  (IN THOUSANDS)
Balance at January 1, 2009.......................................    $18,751
Amortization.....................................................       (629)
                                                                     -------
Balance at December 31, 2009.....................................     18,122
Amortization.....................................................       (807)
                                                                     -------
Balance at December 31, 2010.....................................     17,315
Amortization.....................................................       (968)
                                                                     -------
Balance at December 31, 2011.....................................    $16,347
                                                                     =======

   The estimated future amortization expense allocated to other expenses for the next five years for VODA is $1.1 million in 2012, $1.3 million in 2013, $1.4 million in 2014, $1.4 million in 2015 and $1.4 million in 2016.

  SALES INDUCEMENTS

   Information regarding deferred sales inducements, which are reported in other assets, was as follows:

                                                                      AMOUNT
                                                                  --------------
                                                                  (IN THOUSANDS)
Balance at January 1, 2009.......................................    $38,082
Capitalization...................................................      7,354
Amortization.....................................................     (3,465)
                                                                     -------
Balance at December 31, 2009.....................................     41,971
Capitalization...................................................      8,807
Amortization.....................................................      3,467
                                                                     -------
Balance at December 31, 2010.....................................     54,245
Capitalization...................................................      6,307
Amortization.....................................................     (6,477)
                                                                     -------
Balance at December 31, 2011.....................................    $54,075
                                                                     =======

  SEPARATE ACCOUNTS

   Separate account assets and liabilities consist of pass-through separate accounts totaling $3,870.7 million and $3,229.0 million at December 31, 2011 and 2010, respectively, for which the policyholder assumes all investment risk.

   For the years ended December 31, 2011, 2010 and 2009, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  GUARANTEES

   The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). These guarantees include benefits that are payable in the event of death or at annuitization.

   Information regarding the types of guarantees relating to annuity contracts was as follows:

                                                                      DECEMBER 31,
                                              ----------------------------------------------------------
                                                           2011                           2010
                                              ---------------------------    ---------------------------
                                                  IN THE           AT            IN THE           AT
                                              EVENT OF DEATH  ANNUITIZATION  EVENT OF DEATH  ANNUITIZATION
                                              --------------  -------------  --------------  -------------
                                                                     (IN THOUSANDS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
Separate account value.......................   $1,867,112            N/A      $1,434,340            N/A
Net amount at risk (2).......................   $   45,689(3)         N/A      $   21,210(3)         N/A
Average attained age of contractholders......     62 years            N/A        62 years            N/A
ANNIVERSARY CONTRACT VALUE OR MINIMUM RETURN
Separate account value.......................   $2,083,348     $3,268,053      $1,839,307     $2,633,542
Net amount at risk (2).......................   $  173,018(3)  $  609,387(4)   $   92,089(3)  $  336,201(4)
Average attained age of contractholders......     63 years       61 years        62 years       61 years

--------
(1)The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2)The net amount at risk is based on the direct amount at risk (excluding ceded reinsurance).

(3)The net amount at risk for guarantees of amounts in the event of death is defined as the current GMDB in excess of the current account balance at the balance sheet date.

(4)The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity contracts was as follows:

                                                 ANNUITY CONTRACTS
                                              -----------------------
                                              GUARANTEED  GUARANTEED
                                                DEATH    ANNUITIZATION
                                               BENEFITS    BENEFITS     TOTAL
                                              ---------- ------------- -------
                                                       (IN THOUSANDS)
DIRECT
Balance at January 1, 2009...................  $ 4,088      $19,792    $23,880
Incurred guaranteed benefits.................    2,933           19      2,952
Paid guaranteed benefits.....................   (5,531)          --     (5,531)
                                               -------      -------    -------
Balance at December 31, 2009.................    1,490       19,811     21,301
Incurred guaranteed benefits.................    2,593        6,472      9,065
Paid guaranteed benefits.....................   (1,475)          --     (1,475)
                                               -------      -------    -------
Balance at December 31, 2010.................    2,608       26,283     28,891
Incurred guaranteed benefits.................    1,432       10,479     11,911
Paid guaranteed benefits.....................     (361)          --       (361)
                                               -------      -------    -------
Balance at December 31, 2011.................  $ 3,679      $36,762    $40,441
                                               =======      =======    =======

CEDED
Balance at January 1, 2009...................  $ 4,088      $ 6,535    $10,623
Incurred guaranteed benefits.................    2,933          209      3,142
Paid guaranteed benefits.....................   (5,531)          --     (5,531)
                                               -------      -------    -------
Balance at December 31, 2009.................    1,490        6,744      8,234
Incurred guaranteed benefits.................    2,593        2,212      4,805
Paid guaranteed benefits.....................   (1,475)          --     (1,475)
                                               -------      -------    -------
Balance at December 31, 2010.................    2,608        8,956     11,564
Incurred guaranteed benefits.................    1,432        3,582      5,014
Paid guaranteed benefits.....................     (361)          --       (361)
                                               -------      -------    -------
Balance at December 31, 2011.................  $ 3,679      $12,538    $16,217
                                               =======      =======    =======

NET
Balance at January 1, 2009...................  $    --      $13,257    $13,257
Incurred guaranteed benefits.................       --         (190)      (190)
Paid guaranteed benefits.....................       --           --         --
                                               -------      -------    -------
Balance at December 31, 2009.................       --       13,067     13,067
Incurred guaranteed benefits.................       --        4,260      4,260
Paid guaranteed benefits.....................       --           --         --
                                               -------      -------    -------
Balance at December 31, 2010.................       --       17,327     17,327
Incurred guaranteed benefits.................       --        6,897      6,897
Paid guaranteed benefits.....................       --           --         --
                                               -------      -------    -------
Balance at December 31, 2011.................  $    --      $24,224    $24,224
                                               =======      =======    =======

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                                             DECEMBER 31,
                                                         ---------------------
                                                            2011       2010
                                                         ---------- ----------
                                                            (IN THOUSANDS)
 Fund Groupings:
 Equity................................................. $1,631,643 $1,614,464
 Balanced...............................................  1,801,385  1,254,145
 Bond...................................................    276,173    202,120
 Money Market...........................................     89,292     80,201
 Specialty..............................................     70,223     74,098
                                                         ---------- ----------
   Total................................................ $3,868,716 $3,225,028
                                                         ========== ==========

7.  REINSURANCE

   The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

   For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or a quota share basis. The Company currently retains up to $100,000 per life and reinsures 100% of amounts in excess of the Company's retention limit for certain new individual life insurance policies, and reinsures up to 90% of the mortality risk for other individual life insurance policies. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

   The Company reinsures 100% of the living and death benefit guarantees associated with its variable annuities issued since 2004 to an affiliated reinsurer. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its new production of fixed annuities to an affiliated reinsurer.

   The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

   The Company reinsures its business through a diversified group of well-capitalized, highly rated reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2011 and 2010, were immaterial.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   The Company has secured certain reinsurance recoverable balances with irrevocable letters of credit. The Company had $5.9 million and $6.5 million of unsecured unaffiliated reinsurance recoverable balances at December 31, 2011 and 2010, respectively.

   At December 31, 2011, the Company had $5.9 million of net unaffiliated ceded reinsurance recoverables. Of this total, $5.1 million, or 86%, were with the Company's five largest unaffiliated ceded reinsurers, all of which were unsecured. At December 31, 2010, the Company had $6.6 million of net unaffiliated ceded reinsurance recoverables. Of this total, $5.8 million, or 89%, were with the Company's five largest unaffiliated ceded reinsurers, all of which were unsecured.

   The amounts in the statements of operations include the impact of reinsurance. Information regarding the effect of reinsurance was as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                               ----------------------------
                                                                 2011      2010      2009
                                                               --------  --------  --------
                                                                      (IN THOUSANDS)
PREMIUMS:
Direct premiums............................................... $108,831  $ 87,369  $ 72,635
Reinsurance ceded.............................................  (37,629)  (30,384)  (13,177)
                                                               --------  --------  --------
 Net premiums................................................. $ 71,202  $ 56,985  $ 59,458
                                                               ========  ========  ========

UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
Direct universal life and investment-type product policy fees. $ 82,961  $ 65,498  $ 47,948
Reinsurance ceded.............................................  (12,216)   (9,638)   (8,151)
                                                               --------  --------  --------
 Net universal life and investment-type product policy fees... $ 70,745  $ 55,860  $ 39,797
                                                               ========  ========  ========

OTHER REVENUES:
Direct other revenues......................................... $  7,518  $  5,442  $  3,340
Reinsurance ceded.............................................   57,686    63,185    54,121
                                                               --------  --------  --------
 Net other revenues........................................... $ 65,204  $ 68,627  $ 57,461
                                                               ========  ========  ========

POLICYHOLDER BENEFITS AND CLAIMS:
Direct policyholder benefits and claims....................... $ 96,879  $ 67,216  $ 62,435
Reinsurance ceded.............................................  (26,601)  (20,557)  (12,786)
                                                               --------  --------  --------
 Net policyholder benefits and claims......................... $ 70,278  $ 46,659  $ 49,649
                                                               ========  ========  ========

INTEREST CREDITED TO POLICYHOLDER ACCOUNT BALANCES:
Direct interest credited to policyholder account balances..... $ 61,852  $ 62,029  $ 65,868
Reinsurance ceded.............................................     (157)      (97)      (35)
                                                               --------  --------  --------
 Net interest credited to policyholder account balances....... $ 61,695  $ 61,932  $ 65,833
                                                               ========  ========  ========

OTHER EXPENSES:
Direct other expenses......................................... $120,275  $ 63,821  $ 31,445
Reinsurance ceded.............................................    3,633     1,029    (2,247)
                                                               --------  --------  --------
 Net other expenses........................................... $123,908  $ 64,850  $ 29,198
                                                               ========  ========  ========

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   The amounts in the balance sheets include the impact of reinsurance. Information regarding the effect of reinsurance was as follows at:

                                                                         DECEMBER 31, 2011
                                                                  -------------------------------
                                                                                         TOTAL
                                                                                        BALANCE
                                                                   DIRECT     CEDED      SHEET
                                                                  -------- ----------  ----------
                                                                          (IN THOUSANDS)
ASSETS:
Premiums, reinsurance and other receivables...................... $ 12,068 $1,486,614  $1,498,682
Deferred policy acquisition costs and value of business acquired.  258,217    (59,976)    198,241
                                                                  -------- ----------  ----------
 Total assets.................................................... $270,285 $1,426,638  $1,696,923
                                                                  ======== ==========  ==========
LIABILITIES:
Other policy-related balances.................................... $  8,400 $    6,268  $   14,668
Other liabilities................................................   47,349     89,209     136,558
                                                                  -------- ----------  ----------
 Total liabilities............................................... $ 55,749 $   95,477  $  151,226
                                                                  ======== ==========  ==========

                                                                         DECEMBER 31, 2010
                                                                  -------------------------------
                                                                                         TOTAL
                                                                                        BALANCE
                                                                   DIRECT     CEDED      SHEET
                                                                  -------- ----------  ----------
                                                                          (IN THOUSANDS)
ASSETS:
Premiums, reinsurance and other receivables...................... $ 12,511 $1,334,777  $1,347,288
Deferred policy acquisition costs and value of business acquired.  242,111    (58,433)    183,678
                                                                  -------- ----------  ----------
 Total assets.................................................... $254,622 $1,276,344  $1,530,966
                                                                  ======== ==========  ==========

LIABILITIES:
Other policy-related balances.................................... $ 13,293 $    7,522  $   20,815
Other liabilities................................................   11,668     62,212      73,880
                                                                  -------- ----------  ----------
 Total liabilities............................................... $ 24,961 $   69,734  $   94,695
                                                                  ======== ==========  ==========

   Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. Deposit assets and deposit liabilities, if any, are the result of affiliated reinsurance transactions. See "-- Related Party Reinsurance Transactions."

  RELATED PARTY REINSURANCE TRANSACTIONS

   The Company has reinsurance agreements with certain MetLife subsidiaries, including Metropolitan Life Insurance Company ("MLIC"), Exeter Reassurance Company, Ltd. and MetLife Reinsurance Company of Vermont, all of which are related parties.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Information regarding the effect of affiliated reinsurance included in the statements of operations was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                           2011      2010      2009
                                                         --------  --------  --------
                                                                (IN THOUSANDS)
PREMIUMS:
Reinsurance ceded....................................... $(30,696) $(25,288) $ (9,618)
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
Reinsurance ceded....................................... $(12,132) $ (9,569) $ (8,085)
OTHER REVENUES:
Reinsurance ceded....................................... $ 57,693  $ 63,185  $ 54,121
POLICYHOLDER BENEFITS AND CLAIMS:
Reinsurance ceded....................................... $(25,172) $(18,487) $(10,563)
INTEREST CREDITED TO POLICYHOLDER ACCOUNT BALANCES:
Reinsurance ceded....................................... $   (157) $    (97) $    (35)
OTHER EXPENSES:
Reinsurance ceded....................................... $  3,665  $  1,061  $ (2,214)

   Information regarding the effect of ceded affiliated reinsurance included in the balance sheets was as follows at:

                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                     2011        2010
                                                                  ----------  ----------
                                                                      (IN THOUSANDS)
ASSETS:
Premiums, reinsurance and other receivables...................... $1,478,930  $1,327,569
Deferred policy acquisition costs and value of business acquired.    (60,028)    (58,476)
                                                                  ----------  ----------
 Total assets.................................................... $1,418,902  $1,269,093
                                                                  ==========  ==========
LIABILITIES:
Other policy-related balances.................................... $    6,268  $    7,522
Other liabilities................................................     87,527      61,550
                                                                  ----------  ----------
 Total liabilities............................................... $   93,795  $   69,072
                                                                  ==========  ==========

   Effective December 31, 2009, the Company ceded one block of level premium term business to an affiliate on a 75% coinsurance with funds withheld basis. The reinsurance agreement includes an experience refund provision, whereby some or all of the profits on the underlying reinsurance agreement are returned to the Company from the affiliated reinsurer during the first several years of the reinsurance agreement. There were no experience refunds that reduced the funds withheld by the Company at December 31, 2011. The experience refund reduced the funds withheld by the Company from the affiliated reinsurer by $23.9 million at December 31, 2010, and are considered unearned revenue, amortized over the life of the contract using the same assumptions as used for DAC associated with the underlying policies. Amortization and interest of the unearned revenue associated with the experience refund was $1.3 million and $16.4 million for the years ended December 31, 2011 and 2010, respectively, and is included in premiums in the statements of operations. At December 31, 2011 and 2010, unearned revenue related to the experience refund was $6.3 million and $7.5 million, respectively, and is included in other policy-related balances in the balance sheets.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   The Company cedes risks to an affiliate related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $220.0 million and $72.7 million at December 31, 2011 and 2010, respectively. Net derivative gains (losses) associated with the embedded derivatives were $128.0 million, $13.9 million and ($103.4) million, for the years ended December 31, 2011, 2010 and 2009, respectively.

   The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $1,176.9 million and $1,187.7 million of unsecured affiliated reinsurance recoverable balances at December 31, 2011 and 2010, respectively.

   Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $1,145.1 million and $1,168.6 million, at December 31, 2011 and 2010, respectively. There were no deposit liabilities for affiliated reinsurance at both December 31, 2011 and 2010.

8.  INCOME TAX

   The provision for income tax was as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                   --------------------------
                                                     2011     2010     2009
                                                   --------  ------- --------
                                                         (IN THOUSANDS)
  Current:
    Federal....................................... $(20,668) $ 3,366 $ (4,357)
  Deferred:
    Federal.......................................   44,904   15,063  (16,482)
                                                   --------  ------- --------
     Provision for income tax expense (benefit)... $ 24,236  $18,429 $(20,839)
                                                   ========  ======= ========

   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                   --------------------------
                                                     2011     2010     2009
                                                   -------  -------  --------
                                                         (IN THOUSANDS)
  Tax provision at U.S. statutory rate............ $28,488  $22,150  $(16,954)
  Tax effect of:
    Tax-exempt investment income..................  (3,245)  (3,197)   (2,324)
    Prior year tax................................    (344)     746    (1,528)
    Tax credits...................................    (623)  (1,270)       --
    Other, net....................................     (40)      --       (33)
                                                   -------  -------  --------
     Provision for income tax expense (benefit)... $24,236  $18,429  $(20,839)
                                                   =======  =======  ========

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                                 DECEMBER 31,
                                                             -------------------
                                                                2011      2010
                                                             ---------  --------
                                                                (IN THOUSANDS)
Deferred income tax assets:
  Tax credit carryforwards.................................. $     623  $     --
  Other.....................................................    30,254    19,841
                                                             ---------  --------
                                                                30,877    19,841
                                                             ---------  --------
Deferred income tax liabilities:
  DAC.......................................................    57,345    56,784
  Policyholder liabilities and receivables..................    87,898    35,155
  Investments, including derivatives........................     8,561     5,925
  Net unrealized investment gains...........................    16,558     5,957
                                                             ---------  --------
                                                               170,362   103,821
                                                             ---------  --------
   Net deferred income tax asset (liability)................ $(139,485) $(83,980)
                                                             =========  ========

   Tax credit carryforwards of $623 thousand at December 31, 2011 will expire beginning in 2021.

   The Company participates in a tax sharing agreement with MetLife. Under this agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. Pursuant to this tax sharing agreement, the amounts due from MetLife include $14.8 million and $523 thousand for 2011 and 2010, respectively, and the amounts due to MetLife include $4.4 million for 2009.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2006. The IRS exam of the current audit cycle, year 2006, began in April 2010.

   The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2011 and 2010, the Company recognized an income tax benefit of $3.6 million and $2.5 million, respectively, related to the separate account DRD. The 2011 benefit included a benefit of $47 thousand related to DRD and a benefit of $296 thousand related to a true-up of foreign tax credits. The 2010 benefit included an expense of $747 thousand related to a true-up of the 2009 tax return.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


9.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

   Over the past several years, the Company has faced claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Some of the current cases seek substantial damages, including punitive and treble damages and attorneys' fees. The Company continues to vigorously defend against the claims in all pending matters. The Company believes adequate provision has been made in its financial statements for all probable and reasonably estimable losses for sales practices matters.

  Unclaimed Property Inquiries

   More than 30 U.S. jurisdictions are auditing MetLife, Inc. and certain of its affiliates for compliance with unclaimed property laws. Additionally, Metropolitan Life Insurance Company, an affiliate, and certain of its affiliates have received subpoenas and other regulatory inquiries from certain regulators and other officials relating to claims-payment practices and compliance with unclaimed property laws. An examination of these practices by the Illinois Department of Insurance has been converted into a multi-state targeted market conduct exam. On July 5, 2011, the New York Insurance Department (the "Department") issued a letter requiring life insurers doing business in New York to use data available on the U.S. Social Security Administration's Death Master File or a similar database to identify instances where death benefits under life insurance policies, annuities, and retained asset accounts are payable, to locate and pay beneficiaries under such contracts, and to report the results of the use of the data. It is possible that other jurisdictions may pursue similar investigations or inquiries, may join the multi-state market conduct exam, or issue directives similar to the Department's letter. It is possible that the audits, market conduct exam, and related activity may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and changes to the Company's procedures for the identification and escheatment of abandoned property.

   Various litigation, claims and assessments against the Company, in addition to those discussed previously or those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

   It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's net income or cash flows in particular quarterly or annual periods.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


  INSOLVENCY ASSESSMENTS

   Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments were as follows:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   2011    2010
                                                                  -------  -----
                                                                  (IN THOUSANDS)
 Other Assets:
   Premium tax offset for future undiscounted assessments........ $11,000  $  --
 Other Liabilities:
   Insolvency assessments........................................ $22,400  $  --

   On September 1, 2011, the New York State Department of Financial Services filed a liquidation plan for Executive Life Insurance Company of New York ("ELNY"), which had been under rehabilitation by the Liquidation Bureau since 1991. The plan will involve the satisfaction of insurers' financial obligations under a number of state life and health insurance guaranty associations and also contemplates that additional industry support for certain ELNY policyholders will be provided. The Company recorded a net charge of $7.4 million, after tax, related to ELNY.

COMMITMENTS

  MORTGAGE LOAN COMMITMENTS

   The Company commits to lend funds under mortgage loan commitments. There were no unfunded commitments at December 31, 2011, and $2.0 million of unfunded commitments at December 31, 2010.

  COMMITMENTS TO FUND PRIVATE CORPORATE BOND INVESTMENTS

   The Company commits to lend funds under private corporate bond investments. There were no unfunded commitments at December 31, 2011, and $3.4 million of unfunded commitments at December 31, 2010.

GUARANTEES

   In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

   In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

   The Company had no liability for indemnities, guarantees and commitments at both December 31, 2011 and 2010.

10.  EQUITY

  CAPITAL CONTRIBUTIONS

   The Company received no cash capital contributions from MetLife for each of the years ended December 31, 2011 and 2010. The Company received cash capital contributions of $70.0 million from MetLife for the year ended December 31, 2009.

  STATUTORY EQUITY AND INCOME

   The Company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeded the minimum RBC requirements for all periods presented herein.

   The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of the Company.

   Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting of reinsurance agreements and valuing securities on a different basis.

   In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


   Statutory net loss of the Company, as filed with the Department, was $21.1 million (unaudited), $27.6 million and $8.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. Statutory capital and surplus, as filed with the Department, was $196.0 million (unaudited) and $220.2 million at December 31, 2011 and 2010, respectively.

  DIVIDEND RESTRICTIONS

   Under New York State Insurance Law, the Company is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). The Company will be permitted to pay a dividend to MetLife in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent of the New York Insurance Department (the "Superintendent") and the Superintendent does not disapprove the dividend within 30 days of its filing. Under New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. During the years ended December 31, 2011, 2010 and 2009, the Company did not pay dividends to MetLife. Because the Company's net gain from operations was negative, the Company cannot pay any dividends in 2012 without prior regulatory approval.

  OTHER COMPREHENSIVE INCOME (LOSS)

   The following table sets forth the balance and changes in accumulated other comprehensive income (loss) including reclassification adjustments required for the years ended December 31, 2011, 2010 and 2009 in other comprehensive income
(loss) that are included as part of net income (loss) for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                    -------------------------
                                                                                      2011      2010    2009
                                                                                    --------  -------  ------
                                                                                          (IN THOUSANDS)
Holding gains (losses) on investments arising during the year...................... $ 28,788  $19,151  $ (291)
Income tax effect of holding gains (losses)........................................  (10,075)  (6,703)    102
Reclassification adjustments for recognized holding (gains) losses included in
  current year income..............................................................    2,602      754   2,325
Income tax effect of reclassification adjustments..................................     (911)    (264)   (814)
Allocation of holding (gains) losses on investments relating to other policyholder
  amounts..........................................................................   (1,100)  (1,500)     --
Income tax effect of allocation of holding (gains) losses to other policyholder
  amounts..........................................................................      385      525      --
                                                                                    --------  -------  ------
Other comprehensive income (loss).................................................. $ 19,689  $11,963  $1,322
                                                                                    ========  =======  ======

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


11.  OTHER EXPENSES

   Information on other expenses was as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    2011      2010      2009
                                                  --------  --------  --------
                                                         (IN THOUSANDS)
Compensation..................................... $ 12,100  $ 10,563  $  3,221
Commissions......................................   72,401    53,409    45,803
Volume-related costs.............................    9,900     9,669    15,163
Affiliated interest costs on ceded reinsurance...    7,523     4,785        --
Capitalization of DAC............................  (79,902)  (65,577)  (52,762)
Amortization of DAC and VOBA.....................   64,239    30,026    (1,780)
Premium taxes, licenses & fees...................   13,525     1,593     1,377
Professional services............................    1,156       859        --
Rent.............................................      714       672        --
Other............................................   22,252    18,851    18,176
                                                  --------  --------  --------
  Total other expenses........................... $123,908  $ 64,850  $ 29,198
                                                  ========  ========  ========

  CAPITALIZATION OF DAC AND AMORTIZATION OF DAC AND VOBA

   See Note 5 for a rollforward of DAC and VOBA including impacts of capitalization and amortization.

  AFFILIATED EXPENSES

   Commissions, capitalization of DAC and amortization of DAC and VOBA include the impact of affiliated reinsurance transactions.

   See Notes 7 and 12 for a discussion of affiliated expenses included in the table above.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


12.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

   The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. The aforementioned expenses and fees incurred with affiliates were comprised of the following:

                                                        YEARS ENDED DECEMBER 31,
                                                        -----------------------
                                                         2011     2010    2009
                                                        -------  ------- -------
                                                            (IN THOUSANDS)
Compensation........................................... $12,067  $10,525 $ 3,133
Commissions............................................  51,505   32,652  26,324
Volume-related costs...................................  11,228   11,547  13,609
Professional services..................................   1,156      859      --
Rent...................................................     714      672      --
Other..................................................  21,065   18,707  18,983
                                                        -------  ------- -------
Total other expenses................................... $97,735  $74,962 $62,049
                                                        =======  ======= =======

   Revenues received from affiliates related to these agreements were recorded as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2011     2010    2009
                                                       ------  ------  ------
                                                         (IN THOUSANDS)
Universal life and investment-type product policy
  fees............................................... $9,154   $7,083  $5,091
Other revenues....................................... $7,402   $5,278  $3,317

   The Company had net receivables from affiliates of $2.7 million and $5.6 million at December 31, 2011 and 2010, respectively, related to the items discussed above. These amounts exclude affiliated reinsurance balances discussed in Note 7. See Note 2 for additional related party transactions.

13.  SUBSEQUENT EVENT

   The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2011 financial statements.

                                    PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS



a.   Financial Statements
     -----------------------------------------------------------------------------------------

The following financial statements comprising each of the Sub-Accounts of the Separate Account are included in Part B hereof:

1.   Report of Independent Registered Public Accounting Firm.

2.   Statements of Assets and Liabilities as of December 31, 2011.

3.   Statements of Operations for the year ended December 31, 2011.

4.   Statements of Changes in Net Assets for the years ended December 31, 2011 and 2010.

5.   Notes to the Financial Statements.

The following financial statements of the Company are included in Part B hereof:

1.   Independent Auditors' Report.

2.   Balance Sheets as of December 31, 2011 and 2010.

3.   Statements of Operations for the years ended December 31, 2011, 2010 and 2009.

4.   Statements of Stockholder's Equity for the years ended December 31, 2011, 2010 and 2009.

5.   Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009.

6.   Notes to the Financial Statements.




b.            Exhibits
              --------

1.            Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account
              (1)

2.            Not Applicable.

3.   (i)      Principal Underwriter's and Selling Agreement (effective January 1, 2001)(6)

     (ii)     Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002)(6)

     (iii)    Agreement and Plan of Merger (12-01-04) (MLIDC into GAD) (8)

     (iv)     Form of Retail Sales Agreement (2-10) and Schedule of Differences (13)

4.   (i)      Form of Variable Annuity Contract 6010 (02/02) and Form of Contract Cover 6010 (03/07)(12)

     (ii)     Enhanced Dollar Cost Averaging Rider (3)

     (iii)    Three Month Market Entry Rider (3)

     (iv)     Death Benefit Rider - (Annual Step-Up) (3)

     (v)      Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider (3)

     (vi)     Waiver of Withdrawal Charge for Terminal Illness Rider (3)

     (vii)    Unisex Annuity Rates Rider (3)

     (viii)   Endorsement (Name Change effective February 5, 2001. First MetLife Investors Insurance Company;
              formerly First COVA Life Insurance Company) (2)

     (ix)     Individual Retirement Annuity Endorsement. 6023.1 (9/02) (6)

     (x)      Tax Sheltered Annuity Endorsement 6026.1 (9/02) (6)

     (xi)     Roth Individual Retirement Annuity Endorsement 6024.1 (9/02) (6)

     (xii)    401 (a)/403 (a) Plan Endorsement 6025.1 (9/02) (6)

     (xiii)   Simple Individual Retirement Annuity Endorsement 6276 (9/02) (6)

     (xiv)    Designated Beneficiary Non-Qualified Annuity Endorsement FMLI-NQ-1 (11/05)-I (7)

     (xv)     Death Benefit Rider - (Principal Protection) 6015 (02/02) (8)

     (xvi)    Form of Qualified Distribution Program Endorsement FMLI-RMD-NY (7/10)-E (GMIB) (14)


      (xvii)      Form of Tax-Sheltered Annuity Endorsement FMLI-398-3-I (12/08) (16)

      (xviii)     Form of Contract Schedule FMLI 6028-5 (9/10)-A (GMIB Max III) (17)

      (xix)       Form of Guaranteed Minimum Income Benefit Rider - Living Benefit FMLI 560-12 (12/11) (GMIB
                  Max III) (22)

      (xx)        Form of Contract Schedule ML-EGMIB-NY (9/10) (GMIB Max III) (11)

      (xxi)       Form of Contract Schedule 6028-6 (2/12) (filed herewith)

      (xxii)      Form of 401 (a)/403 (a) Plan Endorsement FMLI 401-3 (5/11) (23)

5.                Form of Variable Annuity Application 6900 (12/11) APPONY May 2012 (25)

6.    (i)         Copy of Articles of Incorporation of the Company (2)

      (ii)        Copy of Amended and Restated Bylaws of the Company (4)

7.    (i)(a)      Automatic Reinsurance Agreement between First MetLife Investors Insurance Company and Exeter Reas-
                  surance Company, Ltd. (effective December 1, 2004) (23)

      (b)         Amendment No. 1 through Amendment No. 16 to Automatic Reinsurance Agreement effective as of
                  December 1, 2004 ("Agreement") between First MetLife Investors Insurance Company (the "Cedent")
                  and Exeter Reassurance Company, Ltd. (the "Reinsurer") (23)

8.    (i)(a)      Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., MetLife
                  Investors Distribution Company and First MetLife Investors Insurance Company (3)

      (b)         Amendment to Participation Agreement among Met Investors Series Trust, Met Investors Advisory
                  Corp., MetLife Investors Distribution Company and First MetLife Investors Insurance Company (dated
                  May 1, 2009) (24)

      (c)         Amendment to Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp.,
                  MetLife Investors Distribution Company and First MetLife Investors Insurance Company et al. (effective
                  April 30, 2010) (24)

      (ii)(a)     Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife
                  Investors Distribution Company and First MetLife Investors Insurance Company (effective August 31,
                  2007) (9)

      (b)         Amendment to Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC,
                  MetLife Investors Distribution Company and First MetLife Investors Insurance Company et al. (effective
                  April 30, 2010) (24)

      (iii) (a)   Fund Participation Agreement Among First MetLife Investors Insurance Company, American Funds
                  Insurance Series and Capital Research and Management Company (effective 04-29-03)(19)

      (b)         First Amendment to the Fund Participation Agreement Among First MetLife Investors Insurance
                  Company, American Funds Insurance Series and Capital Research and Management Company dated
                  November 1, 2005 (effective 01-01-2007)(19)

      (c)         Amendment to the Participation Agreement among American Funds Insurance Series, Capital Research and Management Company and First MetLife Investors Insurance Company (21)

      (iv)        Net Worth Maintenance Agreement (26)

9.                Opinion of Counsel (filed herewith)

10.   (i)         Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor
                  and the Registrant (filed herewith)


          (ii)   Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for MetLife, Inc.
                 (filed herewith)

11.              Not Applicable.

12.              Not Applicable.

13.              Powers of Attorney for Michael K. Farrell, Norse N. Blazzard, Robert L. Davidow, Elizabeth M. Forget,
                 George Foulke, Richard A. Hemmings, Jay S. Kaduson, Lisa S. Kuklinski, Richard C. Pearson, Thomas
                 A. Price, Thomas J. Skelly, Paul A. Sylvester, Jeffrey A. Tupper and James J. Reilly (filed herewith)

      (1)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
                 Nos. 033-74174 and 811-08306) as electronically filed on December 30, 1999.

      (2)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 7 to Form N-4 (File
                 Nos. 033-74174 and 811-08306) as electronically filed on May 1, 2001.

      (3)        incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-96777 and 811-08306) as
                 electronically filed on July 19, 2002.

      (4)        incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.
                 333-96777 and 811-08306) as electronically filed on October 15, 2002.

      (5)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File
                 Nos. 333-96773 and 811-08306) as electronically filed on April 11, 2003.

      (6)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
                 Nos. 333-96773 and 811-08306) as electronically filed on November 2, 2004.

      (7)        incorporated herein by reference to Registrant's Post-Effective Amendment No.7 to Form N-4 (File Nos.
                 333-96773 and 811-08306) as electronically filed on September 9, 2005.

      (8)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File
                 Nos. 333-96777 and 811-08306) as electronically filed on April 18, 2007.

      (9)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (file
                 Nos. 333-96773 and 811-08306) as electronically filed on October 31, 2007.

     (10)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 22 to Form N-4 (File
                 Nos. 333-96777 and 811-08306) as electronically filed on April 18, 2008.

     (11)        incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.
                 333-176680 and 811-08306) as electronically filed on September 21, 2011.

     (12)        incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-152450 and 811-08306) as
                 electronically filed on July 22, 2008.

     (13)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 29 to Form N-4 (File
                 Nos. 333-96777 and 811-08306) as electronically filed on April 15, 2010.

     (14)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 23 to Form N-4 (File
                 Nos. 333-96773 and 811-08306) as electronically filed on June 15, 2010.

     (15)        incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.
                 333-169687 and 811-08306) as electronically filed on December 21, 2010.

     (16)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File
                 Nos. 333-156646 and 811-08306) as electronically filed on March 22, 2011.

     (17)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 24 to Form N-4 (File
                 Nos. 333-96773 and 811-08306) as electronically filed on April 14, 2011.

     (18)        incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-176691 and 811-08306) as
                 electronically filed on September 6, 2011.

     (19)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File
                 Nos. 333-125617 and 811-08306) as electronically filed on April 21, 2006.

     (20)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File
                 Nos. 333-96773 and 811-08306) as electronically filed on April 18, 2007.

     (21)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 24 to Form N-4 (File
                 Nos. 333-96773 and 811-08306) as electronically filed on April 14, 2011.

     (22)        incorporated herein by reference to Registrant's Post-Effective Amendment No. 2 to Form N-4 (File
                 Nos. 333-176680 and 811-08306) as electronically filed on November 21, 2011.


(23)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
         Nos. 333-176680 and 811-08306) as electronically filed on April 18, 2012.

(24)     incorporated herein by reference to Registrant's Initial Registration Statement on Form N-4 (File
         Nos. 333-179240 and 811-08306) as electronically filed on January 30, 2012.

(25)     incorporated herein by reference to Registrant's Initial Registration Statement on Form N-4 (File
         Nos. 333-178515 and 811-08306) as electronically filed on December 15, 2011.

(26)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 10 to Form N-4 (File
         Nos. 333-96773 and 811-08306) as electronically filed on April 21, 2006.




ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   --------------------------------------

Michael K. Farrell                      Chairman of the Board, President,
10 Park Avenue                          Chief Executive Officer
Morristown, NJ 07962

Elizabeth M. Forget                     Director and Executive Vice President
1095 Avenue of the Americas
New York, NY 10036

Richard C. Pearson                      Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jay S. Kaduson                          Director and Vice President
10 Park Avenue
Morristown, NJ 07962

Lisa S. Kuklinski                       Director and Vice President
1095 Avenue of the Americas
New York, NY 10036

Jeffrey A. Tupper                       Director and Assistant Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Norse N. Blazzard                       Director
6278 North Federal Highway
Suite 390
Ft. Lauderdale, FL 33308

Robert L. Davidow                       Director
367 Stanwich Road
Greenwich, CT 06830

George Foulke                           Director
300 Davidson Avenue
Somerset, NJ 08873

Richard A. Hemmings                     Director
Fidelity Life Association
1211 West 22nd Street, # 209
Oak Brook, IL 60026

Thomas A. Price                         Director
66 Davidson Lane East
West Islip, NY 11795

Thomas J. Skelly                        Director
1270 W. Whitmore Ct.
Lake Forest, IL 60045

Paul A. Sylvester                       Director
10 Park Avenue
Morristown, NJ 07962

Isaac Torres                            Secretary
1095 Avenue of the Americas
New York, NY 10036


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   ------------------------------------------------------------------

Marlene B. Debel                        Treasurer
1095 Avenue of the Americas
New York, NY 10036

James J. Reilly                         Vice President-Finance (principal financial officer and principal
501 Boylston Street                     accounting officer)
Boston, MA 02116

Patricia M. Schwartz                    Vice President, Appointed Actuary
501 Route 22
Bridgewater, NJ 08807

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jonathan L. Rosenthal                   Vice President, Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Scott E. Andrews                        Vice President
4700 Westown Parkway
Suite 200
West Des Moines, IA 50266

Roberto Baron                           Vice President
1095 Avenue of the Americas
New York, NY 10036

Manish P. Bhatt                         Vice President
501 Route 22
Bridgewater, NJ 08807

William D. Cammarata                    Vice President
18210 Crane Nest Dr.
Tampa, FL 33647

Jeffrey P. Halperin                     Vice President
334 Madison Avenue
PO Box 1949
Morristown, NJ 07960

Gregory E. Illson                       Vice President
501 Boylston Street
Boston, MA 02116

Rashid Ismail                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

John J. Iwanicki                        Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Karen A. Johnson                        Vice President
501 Boylston Street
Boston, MA 02116

Andrew Kaniuk                           Vice President
501 Route 22
Brdigewater, NJ 08807

Bennett D. Kleinberg                    Vice President
1300 Hall Boulevard
Bloomfield, CT 06002

Christopher A. Kremer                   Vice President
501 Boylston Street
Boston, MA 02116


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   -------------------------------------

Gene L. Lunman                          Vice President
1300 Hall Boulevard
Bloomfield, CT 06002

Mark S. Reilly                          Vice President
1300 Hall Boulevard
Bloomfield, CT 06002

Robert L. Staffier                      Vice President
501 Boylston Street
Boston, MA 02116

Marian J. Zeldin                        Vice President

501 Route 22
Bridgewater, NJ 08807


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of First MetLife Investors Insurance Company under New York state insurance law. First MetLife Investors Insurance Company is a wholly-owned direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                             AS OF DECEMBER 31, 2011

The  following  is  a list  of  subsidiaries  of MetLife,   Inc.  updated  as of
December 31, 2011.   Those  entities   which are  listed at  the left  margin
(labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank, National Association (USA)

      1. Federal Flood Certification Corp. (TX)

      2. MetLife Home Loans LLC (DE)

C.    Exeter Reassurance Company, Ltd. (Cayman Islands)

D.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and .01% general partnership is held by 1320 GP LLC

            e)    1320 GP LLC (DE)

E. MetLife Chile Inversiones Limitada (Chile)- 91.15% is owned by MetLife, Inc., 8.84% is owned by Inversiones MetLife Holdco Dos Limitada and 0.01% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 68.6071% is held by MetLife Chile Inversiones Limitada, 31.3898% is held by Inversiones Interamericana S.A. and .0031% by International Technical & Advisory Services.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

F. Metropolitan Life Seguros de Vida S.A. (Uruguay) - 99.9994% is owned by MetLife, Inc. and 0.0006% is owned by Oscar Schmidt.

G.    MetLife Securities, Inc. (DE)

H.    Enterprise General Insurance Agency, Inc. (DE)

I.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

J.    MetLife Investors Insurance Company (MO)

K.    First MetLife Investors Insurance Company (NY)

L.    Walnut Street Securities, Inc. (MO)

M.    Newbury Insurance Company, Limited (Bermuda)

N.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

O.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife International Holdings, Inc. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc., 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.999998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, Inc. and .000002% by Natiloportem Holdings, Inc.

      9.    MetLife Insurance Limited (United Kingdom)

      10.   MetLife Limited (United Kingdom)

      11. MetLife Insurance S.A./NV (Belgium) - 99.99999% of MetLife Insurance S.A./NV is owned by MetLife International Holdings, Inc. and 0.00001% by Natiloportem Holdings, Inc.

      12.   MetLife Services Limited (United Kingdom)

      13.   MetLife Europe R Limited (Ireland)

      14. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      15. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      16. Compania Previsional MetLife S.A. (Brazil) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.


            a) Met AFJP S.A. (Argentina) - 75.41% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife S.A., 19.59% is owned by MetLife Seguros de Vida S.A., 3.97% is held by Natiloportem Holdings, Inc. and 1.03% is held by MetLife Seguros de Retiro S.A.


      17.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Direct Co., LTD. (Japan)

            b)    MetLife Limited (Hong Kong)


      18.   MetLife NC Limited (Ireland)

      19.   MetLife Europe Services Limited (Ireland)

      20.   MetLife International Limited, LLC (DE)

      21. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and .001% is owned by Natiloportem Holdings, Inc.

      22.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b)    MetLife Insurance Limited (Australia)

                              1) MetLife Services (Singapore) PTE Limited (Singapore)

                              2)    The Direct Call Centre PTY Limited
                                    (Australia)

                              3)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE) - 99.7% is owned by MetLife Global Holdings Corporation, S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metropolitan Global Management, LLC and 1.29459% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de C.V.
                                    (Mexico) - 99% is owned by MetLife Mexico
                                    S.A. and 1% is owned by MetLife Mexico
                                    Cares, S.A. de C.V.

                        d) MetLife Saengmyoung Insurance Co. Ltd. (also known as MetLife Insurance Company of Korea Limited (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

      23. Inversiones Metlife Holdco Dos Limitada (Chile)- 99% is owned by Metlife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.

      24.   MetLife Asia Pacific Limited (Hong Kong)

P.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        a) One Madison Investments (Cayco) Limited (Cayman Islands)- 99.99999% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company and 0.00001% by St. James Fleet Investments Two Limited.

      3. CRB Co., Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      4.    MLIC Asset Holdings II LLC (DE)

      5.    Thorngate, LLC (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetCanada Investments Ltd. (Canada)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland - Pacific Palisades, LLC (CA)

      27. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      28.   WFP 1000 Holding Company GP, LLC (DE)

      29.   White Oak Royalty Company (OK)

      30.   500 Grant Street GP LLC (DE)

      31. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      32.   MetLife Canada/MetVie Canada (Canada)

      33.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 i)   MetLife Associates LLC (DE)

      34.   Euro CL Investments LLC (DE)

      35.   MEX DF Properties, LLC (DE)

      36. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      37.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      38.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      39.   MLIC Asset Holdings, LLC (DE)

      40.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      41.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      42. CML Columbia Park Fund I, LLC (DE)- 10% of membership interest is held by MetLife Insurance Company of Connecticut and 90% membership interest is held by Metropolitan Life Insurance Company.

      43. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      44.   MLIC CB Holdings LLC (DE)

      45. Met II Office Mezzanine, LLC (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office, LLC

Q.    MetLife Capital Trust IV (DE)

R. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      4.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

      5.    MetLife Canadian Property Ventures LLC (NY)

      6.    Euro TI Investments LLC (DE)

      7.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      8. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      9.    Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      10.   TIC European Real Estate LP, LLC (DE)

      11.   MetLife European Holdings, LLC (DE)

            a) MetLife Europe Limited (Ireland)

               i) MetLife Pension Trustees Limited (United Kingdom)

            b) MetLife Assurance Limited (United Kingdom)

      12.   Travelers International Investments Ltd. (Cayman Islands)

      13.   Euro TL Investments LLC (DE)

      14.   Corrigan TLP LLC (DE)

      15.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      16. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      17.   MetLife Investors USA Insurance Company (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      18.   TLA Holdings II LLC (DE)

      19.   TLA Holdings III LLC (DE)

      20. MetLife Greenstone Southeast Ventures, LLC (DE) - 95% of MetLife Greenstone Southeast Ventures, LLC is owned by MetLife Insurance Company of Connecticut and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

S.    MetLife Reinsurance Company of South Carolina (SC)

T.    MetLife Investment Advisors Company, LLC (DE)

U.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

V.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)


           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


W.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

X.    MetLife Capital Trust X (DE)

Y.    Cova Life Management Company (DE)

Z.    MetLife Reinsurance Company of Charleston (SC)

AA.   MetLife Reinsurance Company of Vermont (VT)

AB.   Delaware American Life Insurance Company (DE)

      1.    GBN, LLC (DE)

AC.   American Life Insurance Company (ALICO) (US)

      1.    ALICO Nagasaki Operation Yugen Kaisha (Japan)

      2.    Communication One Kabushiki Kaisha (Japan)

      3.    Financial Learning Kabushiki Kaisha (Japan)

      4. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      5.    A.I.G. Limited (Nigeria)

      6.    ALICO Limited (Nigeria)

      7.    American Life Limited (Nigeria)

      8. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 66.47% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      9.    American Life Hayat Sigorta A.S. (Turkey)

            a) Deniz Emeklilik ve Hayat A.S. (Turkey) - 99.86% of Deniz Emeklilik ve Hayat A.S. is owned by American Life Hayat Sigorta A.S., .0000000004% by ALICO and the remaining interests are owned by third parties

      10.   ALICO (Bulgaria) Zhivotozastrahovatelno Druzestvo EAD (Bulgaria)

      11.   Amcico pojist'ovna a.s. (Czech Republic)

      12.   MetLife S.A. (France)

            a) Hestis S.A.S. (France) - 66.06% of Hestis S.A.S. is owned by ALICO and the remaining interests are owned by third parties.

            b)    MetLife Solutions S.A.S. (France)

      13. ALICO Mutual Fund Management Company (Greece) - 90% of ALICO Mutual Fund Management Company is owned by ALICO and the remaining interests are owned by third parties.

      14. AHICO First American Hungarian Insurance Company (Elso Amerikai-Magyar Biztosito) Zrt (Hungary)

            a)    First Hungarian-American Insurance Agency Limited (Hungary)

      15.   ALICO Life International Limited (Ireland)

      16.   ALICO Italia S.p.A. (Italy)

            a) Agenvita S.r.L. (Italy) - 95% of Agenvita S.r.L. is owned by ALICO Italia S.p.A., the remaining 5% is owned by ALICO.

      17. AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. (Poland) - 95.74% of AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. is owned by ALICO and 4.26% by MetLife Worldwide Holdings, Inc.

            a)    Amplico Services Sp z.o.o. (Poland)

            b)    AMPLICO Towartzystwo Funduszky Inwestycyjnych, S.A. (Poland)

            c) AMPLICO Powszechne Towartzystwo Emerytalne S.A. (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. and the remaining 50% is owned by ALICO.

      18. ALICO Asigurari Romania S.A. (Romania) - 99.99999726375% of ALICO Asigurari Romania S.A. is owned by American Life Insurance Company and the remaining .000001273625% is owned by International Technical and Advisory Services Limited.

            a) ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. (Romania) - 99.9748% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by ALICO Asigurari Romania S.A. and .0252% is owned by AMPLICO Services Sp z.o.o.

            b)    ALICO Training and Consulting S.R.L. (Romania)

      19.   International Investment Holding Company Limited (Russia)

      20.   ALICO European Holdings Limited (Ireland)

            a)    ZAO Master D (Russia)

                  i) ZAO ALICO Insurance Company (Russia) - 51% of ZAO ALICO Insurance Company is owned by ZAO Master D and 49% is owned by ALICO.

      21.   MetLife Akcionarska Drustvoza za Zivotno Osiguranje (Serbia)
            - 99.96% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by American Life Insurance Company and the remaining .04% is owned by International Technical and Advisory Services Limited.

      22.   AMSLICO poist'ovna ALICO a.s. (Slovakia)

            a)    ALICO Services Central Europe s.r.o. (Slovakia)

            b)    ALICO Funds Central Europe sprav.spol., a.s. (Slovakia)

      23.   ALICO Gestora de Fondos y Planos de Pensiones S.A. (Spain)

      24.   ALICO Management Services Limited (United Kingdom)

      25.   ZEUS Administration Services Limited (United Kingdom)

      26.   ALICO Trustees (UK) Ltd. (United Kingdom) - 50% of ALICO Trustees
            (UK) Ltd. is owned by ALICO and the remaining interests are owned by International Technical and Advisory Services Limited.

      27. PJSC ALICO Ukraine (Ukraine) - 99.9990% of PJSC ALICO Ukraine is owned by American Life Insurance Company, .0005% is owned by International Technical and Advisory Services Limited and the remaining .0005% is owned by Borderland Investment Limited.

      28.   Borderland Investments Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      29.   International Technical and Advisory Services Limited (USA-Delaware)

      30.   International Services Incorporated (USA-Delaware)

      31.   ALICO Operations Inc. (USA-Delaware)

            a)    ALICO Asset Management Corp. (Japan)

      32. ALICO Compania de Seguros de Retiro, S.A. (Argentina) - 90% of ALICO Compania de Seguros de Retiro, S.A. is owned by ALICO and 10% by International Technical & Advisory Services.

      33. ALICO Compania de Seguros, S.A. (Argentina) - 90% of ALICO Compania de Seguros, S.A. is owned by ALICO and 10% by International Technical & Advisory Services.

      34. MetLife Colombia Seguros de Vida S.A. (Colombia) - 94.989811% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 5.0100030% is owned by International Technical and Advisory Services Limited and the remaining interests are owned by third parties.

      35. Inversiones Interamericana S.A. (Chile) 99.9850% of Inversiones Interamericana S.A. is owned by ALICO and .0150% by International Technical & Advisory Services.

            a) ALICO Costa Rica S.A. (Costa Rica) - 99% of ALICO Costa Rica S.A. is owned by Inversiones Interamericana S.A. and 1% by La Interamericana Compania de Seguros de Vida S.A.

            b) Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by Inversiones Interamericana S.A. and the remaining interests by a third party.

                  i) Legagroup S.A. (Chile) - 99% is owned by Legal Chile and 1% is owned by a third party.

      36. ALICO Mexico Compania de Seguros, S.A. de C.V. (Mexico) - 99.999998% of ALICO Mexico Compania de Seguros de Vida, SA de CV is owned by American Life Insurance Company and .000002% is owned by International Technical and Advisory Services Limited.

      37.   ALICO Services, Inc. (Panama)

      38. American Life and General Insurance Company (Trinidad & Tobago) Ltd. (Trinidad and Tobago) - 80.92373% of American Life and General Insurance Company (Trinidad & Tobago) Ltd. is owned by ALICO and the remaining interests are owned by a third party.

            a) ALGICO Properties, Ltd. (Trinidad & Tobago) - 99.99994% of ALGICO Properties, Ltd. is owned by American Life and General Insurance Company (Trinidad & Tobago), .00003% is owned by American Life Insurance Company and the remaining .00003% is owned by third parties.

            b)    Eleven Dee, LTD. (Trinidad & Tobago)

      39.   MetLife Seguros de Vida, S.A. (Uruguay)

      40. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

      41.   Global Properties, Inc. (USA-Delaware)

      42.   Alpha Properties, Inc. (USA-Delaware)

      43.   Beta Properties, Inc. (USA-Delaware)

      44.   Delta Properties Japan, Inc. (USA-Delaware)

      45.   Epsilon Properties Japan, Inc. (USA)

      46.   Iris Properties, Inc. (USA-Delaware)

      47.   Kappa Properties Japan, Inc. (USA-Delaware)

      48.   MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

            a)    MetLife Global Holding Company II GmbH (Swiss II)
                  (Switzerland)

                  i)    MetLife EU Holding Company Limited (Ireland)

      49.   MetLife ALICO Preparatory Company KK (Japan)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU affiliated members.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of January 31, 2012, there were 22,132 owners of qualified contracts and 13,404 owners of non-qualified contracts offered by the Registrant (First MetLife Investors Variable Annuity Account One).


ITEM 28. INDEMNIFICATION


    The Depositor's parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors & Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.


    The Bylaws of the Company (Article VII, Section VII.1) provide that:


    The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or interstate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.


    The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.


    The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.


    A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in the first two paragraphs of this Article VII, shall be entitled to indemnification as authorized in such paragraphs. Except as provided in the preceding sentence and unless ordered by a court, any indemnification under such paragraphs shall be made by the Corporation, only if authorized in the specific case:


  (1) By the Board of Directors acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director, officer or employee has met the standard of conduct set forth in the first two paragraphs of this Article VII, as the case may be or


  (2) If such a quorum is not obtainable with due diligence or, even if obtainable, a quorum of disinterested directors so directs,


    (a) By the Board of Directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in the first two paragraphs of this Article VII has been met by such director, officer or employee, or

    (b) By the shareholders upon a finding that the director, officer or employee has met the applicable standard of conduct set forth in such paragraphs.

    Expenses, including attorneys' fees, incurred in defending a civil or criminal action or a proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding, if authorized in accordance with the preceding paragraph, subject to repayment to the Corporation in case the person receiving such advancement is ultimately found, under the procedure set forth in this Article VII, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the Corporation exceed the indemnification to which he or she is entitled.


    Nothing herein shall affect the right of any person to be awarded indemnification or, during the pendency of litigation, an allowance of expenses, including attorneys' fees, by a court in accordance with the law.


    If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the Corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.


    The Corporation shall have the power, in furtherance of the provisions of this Article VII, to apply for, purchase and maintain insurance of the type and in such amounts as is or may hereafter be permitted by Section 726 of the Business Corporation Law.


    No payment of indemnification, advancement or allowance under Sections 721 to 726, inclusive, of the Business Corporation Law shall be made unless a notice has been filed with the Superintendent of Insurance of the State of New York, not less than thirty days prior to such payment, specifying the persons to be paid, the amounts to be paid, the manner in which such payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by the director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

       Met Investors Series Trust
       MetLife Investors USA Separate Account A
       MetLife Investors USA Variable Life Account A
       MetLife Investors Variable Annuity Account One
       MetLife Investors Variable Life Account One
       General American Separate Account Eleven
       General American Separate Account Twenty-Eight
       General American Separate Account Twenty-Nine
       General American Separate Account Two
       Security Equity Separate Account Twenty-Six
       Security Equity Separate Account Twenty-Seven
       MetLife of CT Separate Account QPN for Variable Annuities
       MetLife of CT Fund UL for Variable Life Insurance
       MetLife of CT Fund UL III for Variable Life Insurance
       MetLife of CT Separate Account Eleven for Variable Annuities Metropolitan Life Separate Account E

       Metropolitan Series Fund

       Metropolitan Tower Life Separate Account One
       Metropolitan Tower Life Separate Account Two

       Metropolitan Life Separate Account UL
       Paragon Separate Account A
       Paragon Separate Account B
       Paragon Separate Account C
       Paragon Separate Account D
       Metropolitan Life Variable Annuity Separate Account II
       Metropolitan Life Variable Annuity Separate Account I

  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.



NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ------------------------------------------------------

Michael K. Farrell                      Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                        Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                      Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                       President, National Sales Manager-Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget                     Executive Vice President
1095 Avenue of the Americas
New York, NY 10036

Paul A. LaPiana                         Executive Vice President, National Sales Manager-Life
5 Park Plaza, Suite 1900
Irvine, CA 92614

Andrew G. Aiello                        Senior Vice President, Channel Head-National Accounts
5 Park Plaza, Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   --------------------------------------------------------------------

Jeffrey A. Barker                       Senior Vice President, Channel Head-Independent Accounts
18210 Crane Nest Drive
Tampa, FL 33647

Curtis Wohlers                          Senior Vice President, National Sales Manager, Independent Planners
1300 Hall Boulevard                     and Insurance Advisors
Bloomfield, CT 06002

Jay S. Kaduson                          Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Isaac Torres                            Secretary
1095 Avenue of the Americas
New York, NY 10036

Marlene B. Debel                        Treasurer
1095 Avenue of the Americas
New York, NY 10036

John G. Martinez                        Vice President, Chief Financial Officer
18210 Crane Nest Dr.
Tampa, FL 33647

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Rashid Ismail                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paul M. Kos                             Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Cathy A. Sturdivant                     Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paulina Vakouros                        Vice President
200 Park Avenue, 40th Floor
New York, NY 10166

  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:




                   (1)                           (2)              (3)            (4)           (5)
                                           Net Underwriting
                                            Discounts And     Compensation    Brokerage       Other
Name of Principal Underwriter                Commissions     On Redemption   Commissions   Compensation
----------------------------------------- ----------------- --------------- ------------- -------------

 MetLife Investors Distribution Company      $62,734,342         $0             $0            $0



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


    The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


    (a) Registrant


    (b) MetLife Annuity Operations, 27000 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


    (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
02110


    (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (e) MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

    (f) MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


    (g) MetLife, 501 Boylston Street, Boston, MA 02116


    (h) MetLife, 200 Park Avenue, New York, NY 10166


ITEM 31. MANAGEMENT SERVICES


    Not Applicable.


ITEM 32. UNDERTAKINGS


    a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


    b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


    c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


                                REPRESENTATIONS


    First MetLife Investors Insurance Company (Company) hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


    The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;


    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf in the City of Boston and Commonwealth of Massachusetts on this 18th day of April 2012.


FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
(Registrant)


By: FIRST METLIFE INVESTORS INSURANCE COMPANY


By: /s/ Karen A. Johnson
    ---------------------------------
    Karen A. Johnson
    Vice President


FIRST METLIFE INVESTORS INSURANCE COMPANY
(Depositor)


By: /s/ Karen A. Johnson
    ---------------------------------
    Karen A. Johnson
    Vice President

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on April 18, 2012.


/s/ Michael K. Farrell*                 Chairman of the Board, President, Chief
-------------------------------------   Executive Officer
Michael K. Farrell


/s/ James J. Reilly*                    Vice President-Finance (principal
-------------------------------------   financial officer and principal
James J. Reilly                         accounting officer)


/s/ Norse N. Blazzard*                  Director
-------------------------------------
Norse N. Blazzard


/s/ Robert L. Davidow*                  Director
-------------------------------------
Robert L. Davidow


/s/ Elizabeth M. Forget*                Director and Executive Vice President
-------------------------------------
Elizabeth M. Forget


/s/ George Foulke*                      Director
-------------------------------------
George Foulke


/s/ Richard A. Hemmings*                Director
-------------------------------------
Richard A. Hemmings


/s/ Jay S. Kaduson*                     Director and Vice President
-------------------------------------
Jay S. Kaduson


/s/ Lisa S. Kuklinski*                  Director and Vice President
-------------------------------------
Lisa S. Kuklinski


/s/ Richard C. Pearson*                 Director
-------------------------------------
Richard C. Pearson


/s/ Thomas A. Price*                    Director
-------------------------------------
Thomas A. Price


/s/ Thomas J. Skelly*                   Director
-------------------------------------
Thomas J. Skelly


/s/ Paul A. Sylvester*                  Director
-------------------------------------
Paul A. Sylvester


/s/ Jeffrey A. Tupper*                  Director and Assistant Vice President
-------------------------------------
Jeffrey A. Tupper


*By: /s/ Michele H. Abate
     --------------------------------
     Michele H. Abate, Attorney-In-Fact
     April 18, 2012

* First MetLife Investors Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                INDEX TO EXHIBITS

4 (xxi)   Form of Contract Schedule

9         Opinion of Counsel

10 (i) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor and the Registrant

10 (ii) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for MetLife, Inc.

13        Powers of Attorney (First MetLife Investors Insurance Company)